As filed with the Securities and Exchange Commission on August 26, 2015

Registration No. 333-201814

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IASIS Healthcare Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8062 (Primary Standard Industrial Classification Code Number)	76-0450619 (I.R.S. Employer Identification Number)

117 Seaboard Lane, Bldg. E

Franklin, TN 37067

(615) 844-2747

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

W. Carl Whitmer

IASIS Healthcare Corporation

Chief Executive Officer

117 Seaboard Lane, Bldg. E

Franklin, TN 37067

(615) 844-2747

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Patrick O’Brien, Esq.	Chris Chi, Esq.	William V. Fogg, Esq.
Ropes & Gray LLP	IASIS Healthcare Corporation	Joseph D. Zavaglia, Esq.
Prudential Tower	Vice President & Associate General Counsel	Cravath, Swaine & Moore LLP
800 Boylston Street	117 Seaboard Lane, Bldg. E	Worldwide Plaza
Boston, MA 02199	Franklin, TN 37067	825 Eighth Avenue
(617) 951-7000	(615) 844-2747	New York, NY 10019
(212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 26, 2015

Preliminary prospectus

             shares

IASIS Healthcare Corporation

Common stock

$         per share

This is the initial public offering of our common stock. We are selling              shares of our common stock. We currently expect the initial public offering price to be between $         and $         per share of common stock.

After the completion of this offering, an investment vehicle affiliated with TPG Global, LLC will continue to own a majority of the voting power of our outstanding shares of common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Principal and Selling Stockholders.”

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “IAS.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses(1)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (conflicts of interest).”

The selling stockholders identified in this prospectus have granted the underwriters an option to purchase up to              additional shares of common stock at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Investing in our common stock involves risk. See “Risk factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2015.

BofA Merrill Lynch	Barclays	J.P. Morgan

Evercore ISI	Goldman, Sachs & Co.	Citigroup

BMO Capital Markets

TPG Capital BD, LLC	Baird

Prospectus dated                     , 2015.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

Trademarks and trade names

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market, ranking and other industry data

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position within these markets, are based on reports of government agencies or industry sources, including the Centers for Medicare and Medicaid Services, the Department of Health and Human Services and the U.S. Bureau of Labor Statistics, or estimates based on our management’s knowledge and experience in the markets in which we operate. These estimates have been based on information obtained from our trade and business organizations and other contacts familiar with the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we or our sources obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

i

Prospectus summary

This summary highlights significant aspects of our business and this offering, but it is not complete and does not contain all of the information you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk factors” and the financial statements and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk factors” and “Forward-looking statements.”

As used herein, unless otherwise stated or indicated by context, references to the “Company,” “IASIS,” “we,” “our” or “us” refer to IASIS Healthcare Corporation and its affiliates. Unless the context otherwise implies, the term “affiliates” means direct and indirect subsidiaries of IASIS Healthcare Corporation and partnerships and joint ventures in which such subsidiaries are partners. The terms “facilities” or “hospitals” refer to entities owned and operated by affiliates of IASIS and the term “employees” refers to employees of affiliates of IASIS.

Our company

We are a healthcare services company delivering high-quality, cost-effective healthcare through a broad and differentiated set of capabilities and assets that includes acute care hospitals with related patient access points, and a diversified and growing managed care risk platform (“risk platform”). Our business model is centered on deploying our acute care expertise and risk platform, either separately or on an integrated basis, in attractive markets to manage population health, integrate the delivery and payment of healthcare services and ultimately expand our total market opportunities within our existing and new geographic markets. Our company is comprised of our acute care operations, which include 16 acute care hospitals, one behavioral hospital and multiple other access points, including 144 physician clinics, multiple outpatient surgical units, imaging centers, and investments in urgent care centers and on-site employer-based clinics, and our diversified and growing risk platform, Health Choice and its affiliated entities (“Health Choice”). Through Health Choice, we operate managed Medicaid and Medicare health plans, a health insurance exchange (“Exchange”) plan and a management services organization (“MSO”) that provides management and administrative services to third-party insurers, as well as accountable care networks in conjunction with our acute care facilities. Our facilities served 1.1 million patients and had adjusted admissions growth of 1.9% in calendar year 2014. In the first nine months of fiscal 2015, we had adjusted admissions growth of 3.5% and on a year-over-year basis our risk platform grew 50.0% to 389,900 covered lives as of June 30, 2015.

Our business strategy and geographic market focus are designed to capitalize on the transition towards value-based care, the expansion of integrated healthcare delivery models, growth in managed care in government-sponsored health insurance programs, the growing need for cost-effective healthcare delivery models and the consolidation of physician groups and health systems. We believe that the growth of value-based care programs is accelerating and providers will assume increasing financial risk for the quality of care they deliver. We also believe traditional fee-for-service (“FFS”) reimbursement will become less prominent over time as the regulatory and business environment incentivizes better patient outcomes and increased cost efficiency. For Medicare spending alone, the Department of Health and Human Services (the “Department”) has targeted 30% of all payments to be made through value-based care programs by 2016 and 50% of all payments by 2018.

According to the Department, Medicare expenditures excluding Medicare Advantage and Part D totaled $362 billion in 2014. The nature of our presence in our existing markets, and how we have leveraged our delivery and risk platform in multiple markets, are reflective of our business strategy, as follows:

•

Utah:    We have built on the strength of our facility assets and physician relationships to expand our delivery and risk platform. Our integrated delivery network includes five acute care hospital campuses in the Salt Lake City metropolitan area including a new expandable inpatient and outpatient healthcare campus in fast-growing Lehi, Utah, that opened in June 2015, each supported by a diverse ambulatory footprint. Our growing Health Choice presence includes 7,100 managed Medicaid lives and an accountable care network, called Health Choice Preferred Utah, that includes 29,800 attributed lives and aligns approximately 1,000 physicians as of June 30, 2015. As of July 1, 2015, Health Choice’s managed Medicaid lives in Utah totaled 16,000.

•

Arizona:    Our risk platform, Health Choice, which is headquartered in Phoenix, Arizona, continues to grow and expand and currently manages 246,900 total Medicaid and dual Medicare and Medicaid eligible lives (“Duals”) state-wide. As of June 30, 2015, we served 6,300 covered lives under our Exchange plan in Arizona, which predominantly serves the Phoenix market. Beginning on October 1, 2015, Health Choice, together with a joint venture partner, will begin operating an integrated acute and behavioral health plan in Northern Arizona. The joint venture, Health Choice Integrated Care LLC, will provide standalone behavioral health benefits for approximately 225,000 plan members in Northern Arizona, and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill.

We have leveraged our delivery assets in conjunction with Health Choice’s risk platform to develop an accountable care network with 45,100 attributed lives and 1,100 aligned physicians as of June 30, 2015. Our delivery assets located in the cities of Phoenix and Mesa are core to our local accountable care network and include three acute care hospitals and a full-service, high-acuity behavioral hospital, a growing number of patient access points and an employed physician group.

•

Florida:    Applying the capabilities of our Health Choice risk platform in a market in which we do not own healthcare delivery assets, we manage the healthcare benefits and utilization of 97,700 managed Medicaid plan members as of June 30, 2015 for a large national insurer through the care management and administrative services of our MSO.

•

Texas:    We have developed a diverse healthcare delivery presence through acute care hospitals in Odessa, San Antonio, Houston, Port Arthur and Texarkana, 55 physician clinic sites, multiple outpatient access points, employed physician groups and additional satellite campuses in Houston and Hope, Arkansas. Our strategic focus, throughout our Texas market, centers on integration of our hospitals and physician operations through developing a more extensive network of primary care physicians, the expansion of our physician alignment strategies and extending the reach of our outpatient business, including both surgical and imaging services.

•

Louisiana:    Our expanding delivery network in the West Monroe area includes one acute care hospital, a related surgical hospital and a free-standing imaging center supported by employed physicians and a growing affiliated physician network designed to compete in a value-based environment.

•	Colorado: We provide high-quality care through a critical access hospital in the Pikes Peak area of Woodland Park, Colorado.

We believe we are well-positioned for the expected growth in value-based care because of our diverse and growing Health Choice risk platform, which is comprised of health plans, an MSO and accountable care networks that are enabled by our provider and patient-centric risk and integrated care model. Health Choice has been accredited by URAC, an independent healthcare accreditation agency that seeks to promote continuous improvement in the quality and efficiency of healthcare management. As of June 30, 2015, we experienced 50.0% year-over-year growth in Health Choice plan members, as total covered lives managed on our risk platform grew from 260,000 to 389,900. We believe our risk platform is well-positioned to respond to the healthcare industry’s migration to cost efficiency and value-based reimbursement due to its breadth, ability to manage third-party, risk-based covered lives at scale, ability to deliver integrated care with owned and aligned hospitals and ambulatory assets, and ability to facilitate value-based physician alignment. Our Health Choice risk platform includes the following capabilities:

•

Extensive medical management experience:    Our 25-year history of continuously managing capitated covered lives includes a large cohort of managed Medicaid lives in Arizona, a population with historically lower reimbursement rates that requires intensive care coordination and sensitivity to cultural and linguistic needs. We believe that Health Choice’s experience in managing Medicaid lives demonstrates its core competencies in care management, population health and global risk management. In recent years, through our Health Choice Preferred networks and MSO, we have applied our experience to new populations, including attributed lives in Medicare, Exchange and commercial health plans, which we believe has been effective in improving patient outcomes and cost efficiencies. We have deployed our risk platform in conjunction with our hospitals and physicians to enter into Bundled Payments for Care Improvement Initiative contracts with the Centers for Medicare and Medicaid Services (“CMS”). This value-based CMS initiative structures reimbursement on an episode-of-care basis and rewards providers for quality of outcomes and cost efficiency.

•

Geographic and product diversification:    As of June 30, 2015, Health Choice’s related entities delivered healthcare services to 389,900 covered lives across three states. These covered lives included 244,300 managed Medicaid lives served primarily through Health Choice’s core health plan business in Arizona, 9,700 Duals, 6,300 Exchange lives, 97,700 MSO lives and 74,900 lives attributed to our accountable care networks from multiple payors, whose care is managed by our network providers, of which 43,000 lives are included in Health Choice’s managed Medicaid and Exchange plans.

In addition, beginning on October 1, 2015, Health Choice, together with a joint venture partner, will manage the standalone behavioral health benefit for an estimated 225,000 plan members and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill.

•

Management services organization:    Through our MSO services, we manage 97,700 managed Medicaid plan members of a large national insurer in Florida. In this relationship, we leverage Health Choice’s administrative, medical risk and population health expertise in a manner that we believe is distinct among healthcare companies with significant acute care hospital operations.

•

Risk-based, physician-centric managed care model:    Our Health Choice risk platform, which includes Health Choice Preferred, allows us to align with physicians, build provider networks, integrate care across the delivery system and engage in value-based contracting. Health Choice Preferred organizes and partners with physicians to manage population health, enabling them to participate in the transition from FFS towards value-based payments. Through Health Choice Preferred, we have aligned with 2,100 physicians as of June 30, 2015 through accountable care networks that coordinate care for 74,900 attributed patient lives in two states, consisting of managed Medicaid, Medicare and commercial lives. These accountable care networks enter into contracts with insurance plans under which participating physicians and facilities are rewarded for effective clinical care and cost management. For instance, in some cases our networks make payments to health plans, or receive payments from health plans, based on whether or not target medical cost ratios are achieved. The network physicians then receive value-based incentive compensation generated from the pool of resulting cost savings, provided that such physicians have achieved agreed-to clinical quality benchmarks.

We leverage common management, systems infrastructure and processes across our business operations to produce scale efficiencies, increase the consistency of clinical outcomes, and respond to existing market dynamics and new market opportunities. We believe our growing risk platform enables us to: (1) enter new markets by utilizing our managed care and risk capabilities without expending capital in facility assets, such as our MSO expansion into the Florida market; (2) grow our physician network and patient lives base through an organized response to the growth of value-based reimbursement; (3) increase our overall growth opportunity in risk-based contracting and government-sponsored programs; and (4) enter new markets on an integrated basis through investment in acute care facility assets and the deployment of our risk platform.

Our accountable care networks integrate our acute care and managed care capabilities. These networks consist of local physicians and our hospitals, who work together to coordinate health plan member care in a cost-effective manner designed to achieve high-quality clinical results. This coordination involves Health Choice’s medical management specialists working with our hospitals, network physicians and other network providers to ensure efficient sharing of clinical information to avoid unnecessary or duplicative care and to develop a care model that encourages communication among providers. Because of such collaboration among these local providers and the integration of our acute and managed care operations, our networks are able to enter into reimbursement arrangements that provide for financial incentives that reward cost-effective care. We believe Health Choice’s population health management expertise allows us to develop a “narrow network” of providers and related provider offerings, with our hospitals serving as the preferred in-network facilities for these health plan offerings.

In recent years, we have centered our growth strategy on a narrower set of geographies and the total healthcare services opportunity in each of our core markets. In support of this strategy, we have rationalized our business operations through the divestiture of non-core hospital operations and other related assets in Florida and Nevada and by raising capital for investment in our core markets. In our core markets, we seek to provide high-quality, cost-effective clinical care by expending capital on a disciplined basis to support and grow our delivery assets and using our risk platform where we believe it will enhance patient care. At the same time, we have also considered new market expansion that would be accretive to our core businesses. We have expanded our risk capabilities to cover new and emerging populations such as those covered by accountable care networks and Exchanges, broadened our facility portfolio to include a wider array of outpatient lines of business and access points, and created an MSO business to support new and existing market expansion. Our multi-pronged approach to the total healthcare services opportunity in a market is demonstrated in the following examples:

Coordinated expansion of risk platform and delivery assets

We have leveraged our existing delivery assets in conjunction with our risk platform to grow our market presence in Utah. We have developed an accountable care network that includes our five acute care hospital campuses in the Salt Lake City area and 1,000 aligned physicians who collectively manage 29,800 attributed lives. We have also extended our managed Medicaid capabilities to manage 7,100 lives through Health Choice

Utah. To support our market growth and the expansion of our risk platform, we continue to invest in key service lines, including a new cancer center on our Jordan Valley campus, and expand our ambulatory network through investments in patient access points such as urgent care centers, on-site employer-based health clinics and a free-standing emergency department. In June 2015, we opened a new inpatient and outpatient healthcare campus south of Salt Lake City in Lehi, Utah (one of the fastest growing areas in Utah) that includes a hospital with 40 inpatient beds, full-service outpatient capabilities and a medical office building. The new healthcare campus is also expandable based on community need. By deploying the full breadth of our integrated healthcare services platform, including our healthcare delivery assets, aligned physicians and risk platform, we seek to create a collaborative, coordinated care delivery model that positions us to achieve incremental growth for both our network providers and the payors who contract with them. Since the beginning of our 2012 fiscal year, our Utah acute care revenues on average have grown faster than our company-wide acute care revenues.

New market expansion with our MSO

Leveraging our experience in providing cost-effective health plan services, we launched an MSO that is capable of providing services nationally to health plans and providers. In 2014, we began providing services for a large national insurer’s managed Medicaid members in Florida and as of June 30, 2015, we are providing services for 97,700 lives, applying our risk capabilities in a market in which we do not own healthcare delivery assets. We were able to integrate our MSO with our client’s systems, open a local office, and begin operations within 90 days of signing an agreement with our client. The ability to enter a new market through the expansion of our risk platform accounted for 55.4% of the year-over-year growth in our risk platform lives as of June 30, 2015. We believe this capability provides a different way for us to expand into new geographies and creates new opportunities for us to provide our distinct medical management services.

Growing lines of business

Since Health Choice was established in 1990, we have consistently grown our core Arizona managed Medicaid plan membership while building a statewide provider network. We have leveraged this core managed Medicaid experience to expand our risk platform in Arizona to cover 45,100 attributed accountable care network lives, establish an Exchange plan, and form an integrated behavioral health joint venture, under which we expect to manage the standalone behavioral health benefit for an estimated 225,000 plan members and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill. We are also managing a growing number of complex care lives in Arizona through our Duals special needs plan, which grew 22.8% from 7,900 lives to 9,700 lives as of June 30, 2014 and 2015, respectively.

Our multi-pronged approach has enabled us to accelerate our growth, as reflected in: (a) 9.5% annual revenue growth in fiscal 2014 as compared to fiscal 2013 and 10.6% growth in revenue in the first nine months of fiscal 2015 as compared to the first nine months of fiscal 2014; (b) 1.6% annual growth in Adjusted EBITDAR for fiscal 2014 as compared to fiscal 2013 and 6.9% growth in Adjusted EBITDA in the first nine months of fiscal 2015 as compared to the first nine months of fiscal 2014; (c) 0.8% growth in adjusted admissions for fiscal 2014 as compared to fiscal 2013 and 3.5% growth in adjusted admissions in the first nine months of fiscal 2015 as compared to the first nine months of fiscal 2014; (d) 50.0% year-over-year growth in Health Choice covered lives as of June 30, 2015, as total covered lives managed on our risk platform grew from 260,000 to 389,900; and (e) new types of contracts with governmental and other third-party payors, such as the integrated acute care and behavioral health contract under which our joint venture in Northern Arizona will begin serving members on October 1, 2015, and our Florida MSO relationship.

For fiscal 2014, we generated revenues of $2.5 billion, net earnings from continuing operations of $2.6 million and Adjusted EBITDA of $239.8 million. For the first nine months of fiscal 2015, we generated revenues of $2.1 billion, net earnings from continuing operations of $9.7 million and Adjusted EBITDA of $193.6 million. For additional information regarding Adjusted EBITDA and Adjusted EBITDAR, which are non-GAAP measures, including a reconciliation of Adjusted EBITDA and Adjusted EBITDAR to the most directly comparable measure presented in accordance with U.S. generally accepted accounting principles (“GAAP”), see “Summary financial data” included elsewhere in this prospectus. Approximately $1.8 billion, or 72.1%, of our revenue for fiscal 2014 was derived from our acute care segment and approximately $699.3 million, or 27.9%, of our revenue for this period was derived from Health Choice. For the nine months ended June 30, 2015, approximately $1.4 billion, or 68.7%, of our revenue was derived from our acute care segment and approximately $642.3 million, or 31.3%, of our revenue for this period was derived from Health Choice.

Healthcare industry overview and trends

Cost-conscious healthcare environment and shift towards value-based healthcare

The U.S. healthcare system is evolving in ways that favor cost-effective healthcare delivery, focusing on value-based payments and quality of outcomes. Many observers believe the traditional FFS reimbursement model is not effective or cost-efficient in coordinating patient care, and has therefore played a major role in elevating both the level and growth rate of healthcare spending. In response, both the public and private sectors are shifting away from the historical FFS models and moving towards value-based reimbursement methodologies, including capitation payment models, that are designed to incentivize value and quality. We believe that as governmental and private insurers seek to control healthcare costs and to increase quality of care, value-based payment methodologies and reimbursement trends, such as bundled payments, shared cost savings and other cost- and quality incentive-based arrangements, will continue to grow. We believe that these will include the continued growth of value-based payment methodologies tied to both quality and coordination of care, with incentives paid for the effective use of integrated electronic health records (“EHR”) technology and other programs that promote clinical integration and coordination of care, and movement more toward risk-based arrangements. We also believe that patient-centered and disease state medical home reimbursement models, in which a primary care or specialty physician serves as a care coordinator, will grow in prominence in certain markets.

The number of people in the United States covered by risk-based payment programs has been increasing rapidly and, according to industry sources, is estimated to increase from approximately 108 million at the start of 2014 to approximately 155 million by 2019. This increase is expected to further drive the critical importance to accurately measure, analyze, report, and improve patient outcomes. We believe we are well-positioned to capitalize on these trends as we seek to integrate, and drive synergies among, the core competencies of our managed care and acute care businesses.

Growth of healthcare spending

CMS estimates that U.S. healthcare expenditures were $2.9 trillion in 2013, or more than 17% of the total U.S. gross domestic product (“GDP”). CMS projects that total U.S. healthcare expenditures are expected to grow by 5.6% in 2014 and by an average of 6.0% annually from 2015 to 2023. Because of this growth, total U.S. healthcare expenditures are estimated by CMS to be $5.2 trillion, or 19.3% of the total GDP, by 2023.

The hospital services sector represents the single largest category of healthcare spending in the United States at $936.9 billion in 2013. CMS expects continued increases in hospital services based on the aging of the U.S.

population, the expansion of Medicaid, advances in medical procedures, expansion of health coverage, increasing consumer demand for expanded medical services and increased prevalence of chronic conditions such as diabetes, heart disease and obesity. CMS estimates that hospital care expenditures will increase to approximately $1.6 trillion by 2023. We believe that these factors will drive long-term utilization increases for certain healthcare services and the need for hospital networks that can provide comprehensive healthcare services in a coordinated, cost-effective manner.

Growth in government-sponsored healthcare

Government-sponsored coverage is an important element of the U.S. healthcare system. According to CMS, federal and state spending on Medicaid, Children’s Health Insurance Programs (“CHIPs”) and Medicare is expected to have exceeded $1.2 trillion and aided over 125 million people in 2014. By 2020, CMS anticipates spending on these three programs to grow to more than $1.8 trillion. Managed care solutions have a well-established track record of helping governments improve healthcare quality and access for beneficiaries while strengthening the fiscal sustainability of these programs.

We believe that the enrollment in government-sponsored programs will continue to increase, driven by an aging population and expanded coverage from the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “Health Reform Law”). As a result, we expect that government value-based models will also expand to manage costs and incentivize providers to deliver high quality, cost-effective care. The programs that utilize these value-based models include Medicare Advantage, Managed Medicaid, Medicare Accountable Care Organizations (“Medicare ACOs”), Dual Eligible Pilot Programs and Medicare Value Based Purchasing. We believe our experience in managing government-insured lives positions us to benefit from the expected growth of these programs.

Impact of Health Reform Law

We believe that the Health Reform Law, which has expanded healthcare coverage through the growth of Exchanges, private sector coverage and expanded Medicaid coverage, has reduced the level of uncompensated care we provide to uninsured individuals. In its June 2015 King v. Burwell decision, the U.S. Supreme Court settled a significant challenge to the Health Reform Law. The court upheld the current subsidy model, which makes premium subsidies available for health insurance policies purchased through both state and federally-operated Exchanges. We believe the benefits realized from expanded healthcare coverage under the Health Reform Law have generally been offset by the reductions required by the law in the growth in Medicare payments and the decreases in disproportionate share hospital (“DSH”) payments, which have adversely affected our government reimbursement. Because of the many variables, including the law’s complexity, continued delays or exceptions to employer mandates, possible amendments or changes, the possibility of future court challenges to the law, and possible reductions in funding by Congress and future reductions in Medicare and Medicaid reimbursement, the long-term effect of the Health Reform Law on our Company, including how individuals and businesses will respond to the new choices and obligations, is not yet fully known. We cannot predict the impact on our Company of these continuing developments with respect to the Health Reform Law.

Our competitive strengths

We believe our key competitive strengths position us as a provider-centric, payor-agnostic provider of broad and differentiated healthcare services, with flexibility for growth in new and existing markets. We believe these key competitive strengths include:

High-quality, cost-effective care

We seek to provide high-quality, high-value and cost-effective care for patients in collaboration with physicians, providers and payors. Central to our mission is a focus on clinical quality, including investments in patient care initiatives and information technology solutions that enable us to track and trend the quality of patient care, increase patient safety and increase the time our hospital staffs interact face-to-face with patients. In addition, we believe that our experience in operating and seeking to integrate delivery networks, including acute care hospitals, physician clinics and patient access points, enables us to provide our patients with the right level of care, in the right setting at the right time. As a result of our focus on the patient and delivering high quality, cost-effective care, we have achieved scores better than the national average across a broad variety of healthcare industry benchmarks, including CMS Core Measures and readmission rates. In addition, as of the date of this prospectus, all of our hospitals have met the Stage 2 “meaningful use” criteria specified by CMS for adoption and meaningful use of certified integrated EHR technology, and all of our hospitals have received ISO-9001 certification relating to the quality of our management systems and processes.

Multi-pronged growth strategy that maximizes total market opportunity

We believe our multi-pronged growth strategy enables us to pursue the total services opportunities in our existing geographic markets and provides us with greater optionality to enter new markets. The breadth of our services platform, including our acute care hospitals and a broad array of inpatient and outpatient lines of business and access points and a diversified and growing risk platform, is the key enabler of this strategy. We can offer delivery, health plan and risk management services on an individual or combined basis to each of our new and existing markets. Our MSO expansion in Florida to provide administrative and care management services for a national insurer’s Medicaid beneficiaries highlights our ability to leverage our provider-centric, payor-agnostic platform to enter new markets quickly on a services-only basis. In Utah, we built on the strength of our facility assets and physician relationships to establish a managed Medicaid health plan and an accountable care network, which together cover 33,900 lives as of June 30, 2015, significantly increasing our presence in that market and enabling us to further align with local physician networks.

A diversified and growing risk platform

We have built a risk platform that we believe positions us to pursue the broad and growing risk and value-based care opportunity. The breadth of our platform’s capabilities is reflected in the lives and relationships we manage, including, as of June 30, 2015: 244,300 managed Medicaid lives served primarily through Health Choice’s core health plan business in Arizona; 9,700 Duals; 6,300 Exchange lives; 97,700 MSO lives and 74,900 lives attributed to our accountable care networks from multiple payors whose care is managed by our network providers, of which 43,000 lives are included in Health Choice’s managed Medicaid and Exchange plans.

In addition, beginning on October 1, 2015, our behavioral health joint venture will manage the standalone behavioral health benefit for an estimated 225,000 plan members and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill.

Our ability to operate a single platform for multiple government and commercial populations, deploy an MSO model at scale, develop and manage global risk accountable care relationships across our healthcare delivery system and successfully manage the high-risk portions of the population positions us to penetrate multiple new opportunities that are being created by a rapidly changing healthcare environment. Industry sources estimate these new opportunities to include: Medicaid and/or Duals procurement opportunities in multiple states, a $300 billion value-based care opportunity and a $34 billion MSO opportunity.

Positions in higher-growth markets

We have established a significant presence in attractive markets in seven states in the United States. We believe the markets in which we operate are attractive due to their favorable demographics, competitive landscape, larger size, diverse payor mix, and opportunities for expansion. According to the U.S. Bureau of Labor Statistics, our markets have experienced declining unemployment and most of our markets have populations that are growing faster than the national average. In addition, two of the states in which we operate have expanded Medicaid, which has measurably improved our payor mix in those states. Overall, we believe we are differentiated in our markets through our integrated care capabilities, creating opportunities to strategically deploy capital in projects that we believe will expand our capabilities and drive additional growth and market penetration.

Experience with managing government-insured lives

Our risk platform was launched in 1990, when our predecessor company began a managed Medicaid health plan in Arizona. We have extensive experience in working to contain medical costs of Medicaid and Duals populations, including the use of systems and processes intended to enable healthcare providers to improve efficiency and lower costs while increasing quality of care. We believe we benefit from an understanding of, and experience with, the cultural and linguistic needs of Medicaid populations and have developed specialized skills to manage their care. For instance, we communicate with Medicaid plan members who do not speak English or are hearing-impaired, coordinate plan member transportation, engage in extensive member outreach programs, and build relationships with schools and city and county health departments. We believe that our success in caring for the intensive needs of such government-insured populations gives our Health Choice operations deep, long-standing capabilities in care coordination and cost-effectiveness that are required of all health plans, regardless of member demographics. We believe our experience operating in a competitive and mature managed Medicaid and Duals market positions us to expand the types and number of governmental risk arrangements we offer. According to CMS, the number of total lives covered by government-sponsored healthcare programs is estimated to grow from approximately 134.4 million covered lives in 2014 to approximately 147.7 million covered lives by 2020. To service this growing number of government-insured lives, we have developed a cost-effective administrative structure, which benefits our entire risk platform. Our experience in managing government-insured lives and administrative efficiencies has created differentiated opportunities, such as our MSO expansion in Florida, and the ability to obtain capitated government contracts after competitive bid processes, such as the integrated acute care and behavioral risk contract for which our joint venture in Northern Arizona recently won a competitive bid.

Our growth strategy

We seek to provide high-quality, cost-effective healthcare services to the communities we serve, while positioning our Company for long-term growth and re-investment opportunities in a dynamic healthcare environment. To achieve these objectives, we are focusing on the following key components of our business strategy:

Capture growth opportunities in existing markets

We believe we are well-positioned in our existing markets given favorable demographics, including lower unemployment, growing government-sponsored plan members and faster-than-average population growth in most markets. In addition, there are multiple opportunities that are early in their life cycles that we believe could further accelerate our growth within our existing markets, as described below:

•

In 2014, we deployed our MSO platform in Florida approximately 90 days after entering into an agreement with a large national insurer. As a result, in one year, we added 88,000 covered lives to our risk platform. As of June 30, 2015, this membership totaled 97,700. We believe our proven ability to quickly mobilize our MSO services and our establishment of an east coast operations hub that employs approximately 100 managed care professionals, positions us for additional MSO opportunities.

•

On December 18, 2014, we and our joint venture partner, the Northern Arizona Behavioral Health Authority (“NARBHA”), won a competitive bid for an integrated acute care and behavioral healthcare contract for six counties in Northern Arizona. Under this contract, which begins October 1, 2015, we expect to manage the standalone behavioral health benefit for an estimated 225,000 plan members and acute and behavioral healthcare on an integrated basis for approximately 6,000 members who are seriously mentally ill.

•

We have established our own Health Choice Exchange products in Arizona. As of June 30, 2015, we had 6,300 Exchange lives, including 5,800 total Exchange lives obtained through the 2015 open and special enrollment periods. By establishing an Exchange presence, we expect to be able to benefit from Medicaid beneficiaries who move to Exchange products, thereby leveraging our common Medicaid and Exchange brand, as well as the consumerization of health plan purchases. As of June 30, 2015, approximately 55% of our Exchange lives had chosen benefit plans through the Health Choice Preferred accountable care network, which includes our local hospitals and network physicians.

•

Given the growth in covered lives we have experienced in Utah and fast-growing demographics in parts of this market, in June 2015 we opened a new integrated inpatient and outpatient healthcare campus and medical office building, south of Salt Lake City in Lehi, Utah. The new healthcare campus is also expandable based on community need. We also have recently expanded our patient access points in Utah to include multiple ambulatory sites, including a free-standing emergency department, urgent care centers and on-site employer-based health clinics.

•

Through our accountable care networks in Arizona and Utah, we have aligned approximately 2,100 physicians with our local hospitals and other providers. We believe these networks provide a cost-effective physician alignment model that is expandable and creates additional opportunities to manage lives on our risk platform.

•

We have benefited from expanded insurance coverage under the Health Reform Law for patients who previously were uninsured, which has improved our payor mix from self-pay to Medicaid and commercial insurance coverage for medical services provided by our hospitals. We believe the improvement in our uncompensated care as a percentage of acute care revenue and our self-pay admissions mix can be attributed primarily to this expanded coverage, including the impact of Medicaid expansion in the state of

Arizona and improvements in employment and other economic factors in our markets, which has resulted in lower self-pay volume and revenue for fiscal 2014 compared to the prior fiscal year. During fiscal 2014 and the first nine months of fiscal 2015, our uncompensated care as a percentage of acute care revenue was 21.1% and 20.4%, respectively, compared to 23.0% and 21.5% in the corresponding prior year periods. During fiscal 2014 and the first nine months of fiscal 2015, our self-pay admissions represented 6.9% and 6.0%, respectively, of our total admissions, compared to 8.0% and 7.1% in the corresponding prior year periods.

Expand MSO relationships

We are in the early stages of deploying our MSO services. We have been able to expand our capabilities and markets in multiple ways, including:

•

MSO services—In 2014, we launched our MSO partnership with a large national insurer pursuant to which we provide administrative services to its managed Medicaid members in Florida. We established a local office that could service the insurer’s 88,300 members approximately 90 days after entering into an agreement with the national insurer. As of June 30, 2015, we served 97,700 members through this MSO relationship.

•

Accountable care networks—Our accountable care networks in Arizona and Utah cover 74,900 Medicare, Medicaid and commercial managed care enrollees and have allowed us to align with approximately 2,100 physicians as of June 30, 2015. Through Health Choice Preferred, we believe we have the opportunity to expand our physician network and grow our attributed lives.

•

Medicare Advantage—We have deployed our medical management experience and population health services (some of which delegate risk to us) through our Health Choice Preferred accountable care networks in relationships with multiple third-party Medicare Advantage plans.

We believe that an increasing number of health systems have begun adopting value-based care models to create increased financial stability by receiving more value for the coordinated care they deliver while maintaining and growing their patient volumes. Our expanded capabilities, including MSO services and risk-based reimbursement aligned with both hospitals and physicians, allow us to benefit from the growth of provider-led population health management. According to industry sources, the MSO market opportunity was $34 billion in 2014. In addition, the number of people in the United States covered by risk-based payment programs is expected by industry sources to grow from approximately 108 million at the start of 2014 to approximately 155 million by 2019, many under new accountable care network and population health models.

Capture growth opportunities in government-sponsored lives

We have used our experience in managed Medicaid to cover new populations, including Medicare, Exchanges, behavioral health and Duals. According to CMS, government-sponsored coverage is expected to continue to grow significantly, from 134.4 million persons and $1.2 trillion in 2014 to 147.7 million persons and more than $1.8 trillion in 2020. Through our diversified risk platform, we believe we will be able to capitalize on the multiple forms of growth in government-insured lives, such as increased penetration of Medicare Advantage, expansion of Medicaid, including where states use federal Medicaid money to purchase private insurance on the Exchanges for eligible enrollees, and additional risk arrangements such as accountable care networks and Medicare Shared Savings Programs (“MSSPs”). As the trend towards managing government-sponsored lives increases, we believe our care management capabilities, clinical integration, quality measures and demonstrated ability to implement value-based programs positions us to benefit from large scale government contracts.

Selectively enter new markets

Through our broad and differentiated set of capabilities and assets, there are multiple ways for us to enter markets, including by way of acute care hospitals, health plans, risk services or any combination of the three. For instance, our risk platform enables us to enter new markets to develop accountable care networks, launch health plans or provide MSO services, either in support of newly acquired provider assets or solely as a health insurer or MSO contracting with third-party payors and providers in the market. As a result, in addition to the acquisition or construction approaches pursued most often by pure acute care hospital systems, we have greater flexibility to enter new markets in a capital-efficient manner.

Selectively pursue acquisitions

There are multiple factors accelerating the need for providers and health plans to seek strategic partners, including lower reimbursements, expansion of government-sponsored programs and the growth of value-based care. We believe that our patient-centered, integrated healthcare services offerings make us an appealing strategic partner for payors, physicians and other healthcare providers in new and existing markets. In addition, our team has successfully executed on strategic acquisitions that have achieved strong operating results. We continue to monitor opportunities that strategically fit our vision and long-term strategies.

Risk factors

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are associated with operating in the healthcare industry. Any of the factors set forth under “Risk factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information in this prospectus and, in particular, should evaluate the factors set forth under “Risk factors” in deciding whether to invest in our common stock. Certain of these important risks are listed below:

•

the effects of changes in governmental healthcare programs, principally Medicare, Medicaid and other federal healthcare programs, including limitations or reductions of levels of payments that our hospitals receive under such programs;

•

the effects related to implementation of the Health Reform Law, the possible enactment of additional federal or state healthcare reforms and possible amendments, changes or court challenges to such laws and other federal, state or local laws or regulations affecting the healthcare industry;

•	our Health Choice managed care business’ ability to effectively manage costs of care, maintain its governmental contracts and achieve its service line expansion strategies;

•

risks associated with our acquisition and development strategy, including liabilities assumed in acquisitions of facilities and physician practices and our need to effectively integrate acquired companies into our existing operations;

•	the effects of a shift in volume or payor mix from commercial managed-care payors to self-pay and Medicaid;

•	increases in the amount and risk of collectability of uninsured accounts and deductibles and copayment amounts for insured accounts;

•	industry trends towards value-based purchasing and narrow networks and related competitive challenges to our hospitals;

•	the generally competitive nature of the healthcare industry;

•	the possibility of health pandemics and the related impacts on our operations and financial results;

•	the costs and operational challenges associated with information technology and medical equipment upgrades;

•	compliance with extensive healthcare industry laws, regulations and investigations, including those with respect to physician-owned hospitals; and

•	risks related to our indebtedness and capital structure.

This list is not exhaustive. Please read the full discussion of these risks and other risks described under the caption “Risk factors” beginning on page 22 of this prospectus.

Our sponsors

In 2004, a private investor group led by affiliates of TPG Global, LLC (“TPG”) acquired our company. Our ownership consists primarily of a private investor group (“Sponsors”) comprised of affiliates of or funds sponsored by TPG, JLL Partners, Inc. (“JLL”) and Trimaran Capital L.L.C. (“Trimaran”), and members of management and certain other investors.

TPG.    TPG is a leading global private investment firm founded in 1992 with more than $74 billion of assets under management as of June 30, 2015, and offices in San Francisco, Fort Worth, Austin, Beijing, Dallas, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, São Paulo, Shanghai, Singapore, Tokyo and Toronto. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm’s investments span a variety of industries, including healthcare, financial services, travel and entertainment, technology, energy, industrials, retail, consumer, real estate and media and communications.

JLL.    Founded in 1988 and headquartered in New York, New York, JLL is a leading mid-market private equity investment firm. Since its inception, JLL has managed a series of private equity funds aggregating approximately $4.0 billion in committed capital. JLL’s healthcare investments, in addition to our Company, have included DPx, BioClinica-CCBR SYNARC, American Dental Products, Medical Card Systems, PharmaNet, Patheon, OrNda Healthcorp, Kendall International, and AdvancePCS.

Trimaran.    Trimaran is a private asset management firm, headquartered in New York. Since 1995, Trimaran has completed over 60 private equity investments totaling over $1.3 billion of equity capital, including investments in the manufacturing, healthcare, restaurant, retail, education, media, financial services and utilities sectors.

Following the completion of this offering, the Sponsors will indirectly own approximately     % of our common stock through their ownership of IASIS Investment LLC, or     % if the underwriters’ option to purchase additional shares of our common stock is fully exercised. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”) on which we intend to apply for our shares to be listed. See “Risk factors—Risks relating to this offering and ownership of our common stock.”

Corporate information and structure

We commenced operations in 1998. IASIS Healthcare Corporation was incorporated in Delaware in September 1994. Our principal executive offices are located at 117 Seaboard Lane, Bldg. E, Franklin, Tennessee 37067, and our telephone number is (615) 844-2747. Our website address is www.iasishealthcare.com. The information contained in or connected to our website is not part of this prospectus.

The only material asset of IASIS Healthcare Corporation is the equity interests of its wholly-owned subsidiary IASIS Healthcare LLC, through which we conduct our operations. The following chart shows our simplified organizational structure immediately following the consummation of this offering assuming no exercise of the underwriters’ option to purchase additional shares:

The offering

Issuer	IASIS Healthcare Corporation

Common stock offered by IASIS	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use the anticipated net proceeds from this offering to repay certain of our existing indebtedness. We intend to use the remainder of the net proceeds from this offering, if any, for working capital and other general corporate purposes. See “Use of proceeds.”

Underwriters’ option	The selling stockholders have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price (less underwriting discounts). We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Dividend policy	We do not intend to pay dividends on our common stock for the foreseeable future following completion of the offering. Any decision to declare and pay dividends will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends and distributions from our subsidiaries, which is limited by covenants in our senior secured credit facilities and in the indenture governing our notes. See “Dividend policy” and “Description of indebtedness.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk factors” beginning on page 22 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Conflicts of interest

Affiliates of TPG Capital BD, LLC, an underwriter of this offering, will beneficially own in excess of 10% of our issued and outstanding common stock following this offering. Therefore, TPG Capital BD, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121(f)(5)(B). In addition, because IASIS Investment LLC is an affiliate of TPG Capital BD, LLC and, as the selling stockholder, could receive more than 5% of the net proceeds of this offering, TPG Capital BD, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121(f)(5)(C)(ii).

Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the underwriters primarily responsible for managing this public offering do not have a “conflict of interest” under Rule 5121, are not an affiliate of any underwriter that does have a “conflict of interest” under Rule 5121 and meet the requirements of paragraph (f)(12)(E) of Rule 5121. In accordance with FINRA Rule 5121(c), no sales of the shares will be made by TPG Capital BD, LLC to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Use of proceeds.”

Proposed NYSE ticker symbol	“IAS”

Unless we indicate otherwise or the context requires, all information in this prospectus:

•	assumes the filing of our amended and restated certificate of incorporation and effectiveness of our amended and restated bylaws in connection with the closing of this offering;

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock from the selling stockholder;

•	assumes an initial public offering price of $ per share, the midpoint of the initial public offering range indicated on the cover of this prospectus;

•

does not reflect              shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $         per share as of June 30, 2015, of which                      were then exercisable;              shares issuable upon vesting of restricted stock units outstanding as of June 30, 2015, and              shares of our common stock reserved for future grants under our stock incentive plans effective upon the consummation of this offering; and

•	reflects the to stock split that became effective on , 2015.

Summary financial data

The following table sets forth IASIS Healthcare Corporation’s summary financial data as of and for the periods indicated. The financial data as of September 30, 2014 and 2013 and for each of the years ended September 30, 2014, 2013 and 2012 have been derived from IASIS Healthcare Corporation’s consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The financial data as of September 30, 2012 has been derived from IASIS Healthcare Corporation’s consolidated financial statements that are not included in this prospectus and were not audited by Ernst & Young LLP. The financial data as of June 30, 2015 and for each of the nine months ended June 30, 2015 and 2014 have been derived from our financial statements also appearing herein and were not audited by Ernst & Young LLP.

The summary financial data should be read in conjunction with, and are qualified by reference to, “Selected financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012
			(Restated)
	($ in thousands, except per share data)

Statement of Operations Data
Total revenue	$2,052,659	$1,856,420	$2,502,456	$2,285,054	$2,244,941
Costs and expenses
Salaries and benefits	697,098	664,453	892,818	848,010	790,080
Supplies	241,696	227,415	299,760	294,409	283,663
Medical claims	524,506	436,754	596,778	467,294	466,125
Rentals and leases	57,055	54,444	72,714	52,896	42,785
Other operating expenses	351,362	311,586	426,933	393,633	415,097
Medicare and Medicaid EHR incentives	(7,685)	(9,294)	(14,417)	(20,723)	(21,831)
Interest expense, net	96,122	98,300	130,818	133,154	137,687
Depreciation and amortization	70,462	70,648	95,312	94,026	101,264
Management fees	3,750	3,750	5,000	5,000	5,000

Total costs and expenses	2,034,366	1,858,056	2,505,716	2,267,699	2,219,870

Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	18,293	(1,636)	(3,260)	17,355	25,071
Gain (loss) on disposal of assets, net	(434)	2,868	3,402	(8,982)	2,241

Earnings from continuing operations before income taxes	17,859	1,232	142	8,373	27,312
Income tax expense (benefit)	8,111	7,387	(2,464)	3,504	2,108

Net earnings (loss) from continuing operations	9,748	(6,155)	2,606	4,869	25,204
Earnings (loss) from discontinued operations, net of income taxes	(2,222)	(5,786)	(14,043)	5,708	6,560

Net earnings (loss)	7,526	(11,941)	(11,437)	10,577	31,764
Net earnings attributable to non-controlling interests	(9,214)	(8,857)	(11,668)	(7,215)	(8,712)

Net earnings (loss) attributable to IASIS Healthcare Corporation	(1,688)	(20,798)	(23,105)	3,362	23,052
Accrued dividends on preferred stock	—	—	—	—	(3,689)

Net earnings (loss) attributable to common stockholders	$(1,688)	$(20,798)	$(23,105)	$3,362	$19,363

Net earnings (loss) per share attributable to common stockholders
Basic
Diluted
Weighted average common shares outstanding
Basic
Diluted

	June 30, 2015	September 30,
		2014	2013	2012
		(Restated)
	($ in thousands)

Balance Sheet Data
Cash and cash equivalents	$308,211	$341,739	$553,487	$164,186
Total assets	$2,685,560	$2,700,395	$2,995,621	$2,814,028
Long-term debt, capital leases and other long-term obligations (including current portion)	$1,845,200	$1,853,800	$1,866,043	$1,866,494
Stockholders’ equity	$120,206	$120,656	$257,779	$257,452

Other Financial Data (1)
Adjusted EBITDA	$193,564	$239,761	$253,390	$279,099
Adjusted EBITDAR	$207,981	$257,711	$253,703	$279,099

	Nine months ended June 30,		Year ended September 30,
Acute care operations (2)	2015	2014	2014	2013	2012
Number of acute care hospital facilities at end of period	16	15	15	15	15
Licensed beds at end of period (3)	3,644	3,601	3,604	3,626	3,603
Average length of stay (days) (4)	5.0	5.0	5.0	4.9	4.7
Occupancy rates (average beds in service) (5)	49.3%	48.6%	48.5%	48.5%	49.0%
Admissions (6)	76,643	75,576	100,909	103,509	106,084
Adjusted admissions (7)	143,616	138,771	186,609	185,147	182,420
Patient days (8)	383,983	378,095	503,648	508,157	500,935
Adjusted patient days (7)	719,518	694,248	931,387	908,941	861,396
Surgeries	49,107	49,334	65,484	64,460	60,121
Emergency room visits	324,325	305,578	411,156	410,503	384,790
Net patient revenue per adjusted admission (9)	$9,757	$9,647	$9,544	$9,140	$9,048
Outpatient revenue as a % of gross patient revenue	46.6%	45.5%	45.9%	44.1%	41.8%

	Nine months ended June 30,		Year ended September 30,
Managed care operations	2015	2014	2014	2013	2012
Health plan lives (10)	260,200	213,000	223,400	188,000	192,500
MSO lives (11)	97,700	25,700	83,400	—	—
Accountable care network lives (12)	32,000	21,300	20,800	—	—

Total lives	389,900	260,000	327,600	188,000	192,500
Medical loss ratio (13)	87.4%	89.4%	87.7%	84.1%	83.1%

(1)	Adjusted EBITDA and Adjusted EBITDAR are financial measures that are not defined under U.S. GAAP and are presented in this prospectus because our management considers them important analytical indicators that are commonly used within the healthcare industry to evaluate performance, allocate resources and measure leverage capacity and debt service ability. Further, our management believes that Adjusted EBITDA and Adjusted EBITDAR are useful financial metrics to assess our operating performance from period to period by excluding certain material non-cash items, unusual or non-recurring items that we do not expect to continue in the future and certain other adjustments we believe are not reflective of our ongoing operations and our performance. Neither Adjusted EBITDA nor Adjusted EBITDAR is a measure of net earnings or any other performance measure derived in accordance with U.S. GAAP, and both are subject to important limitations.

Adjusted EBITDA, as we use it, represents net earnings from continuing operations before net interest expense, income tax expense (benefit), depreciation and amortization, stock-based compensation, net loss (gain) on disposal of assets and management fees. Management fees represent monitoring and advisory fees paid to management companies affiliated with TPG and JLL. Adjusted EBITDAR, as we use it, is Adjusted EBITDA with an additional adjustment to exclude rent expense associated with our sale leaseback transaction, which closed in September 2013.

We understand that although Adjusted EBITDA and Adjusted EBITDAR are frequently used by securities analysts, investors and others in their evaluation of companies, they have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and neither Adjusted EBITDA nor Adjusted EBITDAR reflects any cash requirements for such replacements or improvements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	they are not adjusted for the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	they do not reflect a deduction of net earnings (loss) attributable to non-controlling interests; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, neither Adjusted EBITDA nor Adjusted EBITDAR should be considered as a measure of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted EBITDA and Adjusted EBITDAR along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include net earnings, net earnings from continuing operations, cash flows from operations and other cash flow data. We have significant uses of cash flows from operations, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA or Adjusted EBITDAR. Neither Adjusted EBITDA nor Adjusted EBITDAR should be considered in isolation or as an alternative to net earnings, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. You should therefore not place undue reliance on Adjusted EBITDA or Adjusted EBITDAR or ratios calculated using those measures. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDAR to net earnings (loss) from continuing operations, determined in accordance with GAAP:

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012
			(Restated)
	($ in thousands)
Net earnings (loss) from continuing operations	$9,748	$(6,155)	$2,606	$4,869	$25,204
Interest expense, net	96,122	98,300	130,818	133,154	137,687
Income tax expense (benefit)	8,111	7,387	(2,464)	3,504	2,108
Depreciation and amortization	70,462	70,648	95,312	94,026	101,264
Stock-based compensation	4,937	10,033	11,891	3,855	10,077
Loss (gain) on disposal of assets, net	434	(2,868)	(3,402)	8,982	(2,241)
Management fees	3,750	3,750	5,000	5,000	5,000

Adjusted EBITDA (1)	193,564	181,095	239,761	253,390	279,099
Sale-leaseback rent expense	14,417	13,241	17,950	313	—

Adjusted EBITDAR (1)	$207,981	$194,336	$257,711	$253,703	$279,099

(2)	Excludes the impact of our Nevada and Florida operations, which are reflected in discontinued operations.

(3)	Includes St. Luke’s Behavioral Hospital in Phoenix, Arizona.

(4)	Represents the average number of days that a patient stayed in our hospitals.

(5)	Calculated by dividing the average daily number of inpatients by the weighted-average number of beds in service.

(6)	Represents the total number of patients admitted to our hospitals that qualify for inpatient status. Management and investors use this number as a general measure of inpatient volume.

(7)	Adjusted admissions and adjusted patient days are general measures of combined inpatient and outpatient volume. We compute adjusted admissions (or adjusted patient days) by multiplying admissions (or patient days) by gross patient revenue and then dividing that number by gross inpatient revenue.

(8)	Represents the number of days our beds were occupied by inpatients over the period.

(9)	Includes the impact of the provision for bad debts as a component of revenue.

(10)	Represents total lives enrolled across all health plan product lines. Includes Duals, which are members eligible for Medicare and Medicaid benefits, under Health Choice’s contract with CMS to provide coverage to a Medicare Advantage Prescription Drug (“MAPD”) Special Needs Plan (“SNP”), totaling 9,700, 7,900, 8,700, 4,500 and 4,100 lives as of June 30, 2015, June 30, 2014, September 30, 2014, September 30, 2013 and September 30, 2012, respectively.

(11)	Represents lives enrolled in Health Choice’s MSO that provides management and administrative services to a large national insurer’s Medicaid plan members in the Tampa and “panhandle” regions of Florida.

(12)	Represents attributed health plan member lives from other third-party payors for which Health Choice Preferred accountable care networks manage medical care and participating providers and Health Choice share associated financial risks. This excludes 43,000, 12,600 and 13,300 attributed Health Choice plan member lives as of June 30, 2015, June 30, 2014 and September 30, 2014, respectively.

(13)	Represents medical claims expense as a percentage of premium revenue, including claims paid to our hospitals.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and the other information in this prospectus, including “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in our common stock. We have presented the below risks as “Risks related to our acute care operations,” “Risks related to our managed care operations,” “Risks related to our capital structure” and “Risks related to our common stock and this offering.” Any of these risks could materially and adversely affect our business, financial condition or results of operations, and the factors that we identify as risks to a particular segment of our business could materially affect another segment of our business or our company generally. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of our common stock would likely decline, and you may lose all or part of your investment in us.

Risks related to our acute care operations

Changes in governmental healthcare programs may reduce our revenues.

Governmental healthcare programs, principally Medicare and Medicaid, including managed Medicare and managed Medicaid, accounted for 44.0%, 43.5% and 44.4% of our hospitals’ net patient revenue before the provision for bad debts for the years ended September 30, 2014, 2013 and 2012, respectively. However, in recent years legislative and regulatory changes have limited, and sometimes reduced, the levels of payments that our hospitals receive for various services under Medicare, Medicaid and other federal healthcare programs. The Budget Control Act of 2011 (“BCA”) provides for spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. These automatic spending reductions are commonly referred to as “sequestration.” Sequestration began on March 1, 2013, with CMS imposing a 2% reduction on Medicare claims beginning April 1, 2013. These spending reductions have been extended through 2024. We cannot predict what other deficit reduction initiatives may be proposed by the President or the Congress or whether the President and the Congress will restructure or suspend sequestration. Changes in the law to end or restructure sequestration may cause greater spending reductions than required by the BCA.

The Health Reform Law also provides for material reductions in the growth of Medicare program spending, including reductions in Medicare market basket updates and Medicare DSH funding. Further, from time to time, CMS revises the reimbursement systems used to reimburse healthcare providers and the requirements for coverage of services, including changes to the MS-DRG system and national and local coverage decisions, which may result in reduced Medicare payments. Sometimes, commercial third-party payors and other payors, such as some state Medicaid programs, rely on all or portions of the Medicare MS-DRG system to determine payment rates, and therefore, adjustments that negatively affect Medicare payments also may negatively affect payments from Medicaid programs or commercial third-party payors and other payors.

In addition, from time to time, state legislatures consider measures to reform healthcare programs and coverage within their respective states. Because of economic conditions and other factors, several states are experiencing budget problems and have adopted or are considering legislation designed to reduce their Medicaid expenditures, including enrolling Medicaid recipients in managed care programs, reducing the number of Medicaid beneficiaries by implementing more stringent eligibility requirements and imposing additional taxes or assessments on hospitals to help finance or expand states’ Medicaid systems. The states in which we operate have decreased funding for healthcare programs or made other structural changes resulting in a reduction in Medicaid hospital rates in recent years. Additional Medicaid spending cuts may be implemented in the states in which we operate, including reductions in supplemental Medicaid reimbursement programs.

Our Texas hospitals participate in private supplemental Medicaid reimbursement programs that are structured to expand the community safety net by providing indigent healthcare services and result in additional revenues for participating hospitals. Although CMS approved a five-year Medicaid waiver in December 2011 that allows Texas to continue receiving supplemental Medicaid reimbursement while expanding its managed Medicaid program, we cannot predict whether the Texas private supplemental Medicaid reimbursement programs will continue or guarantee that revenues recognized from the programs will not decrease. Beginning in 2014, the Health Reform Law provided for significant expansion of the Medicaid program, but the Department may not penalize states that do not implement the Medicaid expansion provisions by withholding existing federal Medicaid funding. As a result, a number of states have opted not to implement the expansion, including Texas and Louisiana.

We believe that hospital operating margins across the country, including ours, have been and may continue to be under pressure because of limited pricing flexibility and growth in operating expenses in excess of the increase in payments under Medicare and other governmental programs. Current or future healthcare reform efforts, additional changes in laws or regulations regarding government health programs, changes to structure and reimbursement rates of governmental health programs or other changes in the administration of government health programs could have a material adverse effect on our financial position and results of operations.

We cannot predict with certainty the long-term impact of the Health Reform Law, which represents a significant change to the healthcare industry.

The Health Reform Law represents a significant change across the healthcare industry. The Health Reform Law is decreasing the number of uninsured individuals by expanding coverage to additional individuals through public program expansion and private sector health insurance reforms. The Health Reform Law expands eligibility under existing Medicaid programs and subsidizes states that create non-Medicaid plans for certain residents that do not qualify for Medicaid. States have opted, and may continue to opt, not to implement the expansion. Several state governors and legislatures, including Texas and Louisiana, have chosen not to participate in the expanded Medicaid program; however these states could implement the expansion at a later date. Further, the Health Reform Law requires states to establish or participate in health insurance exchanges or default to a federally operated Exchange to facilitate the purchase of health insurance by individuals and small businesses. Through the “individual mandate,” the Health Reform Law imposes financial penalties on individuals who fail to carry insurance coverage. However, there were significant problems during the initial implementation of the federal online Exchange and certain state Exchanges which negatively impacted the ability of individuals to enroll in Medicaid and to purchase health insurance. Further implementation issues, especially if not corrected in a timely manner, could lead to the federal government suspending the individual mandate tax penalties, further delays in uninsured individuals obtaining health insurance and an increase in the number of individuals who choose to pay the tax mandates rather than to purchase health insurance. In addition, the employer mandate requires companies with 50 or more employees to provide health insurance or pay fines, as well as insurer reporting requirements, but will not be fully implemented until January 1, 2016. The Health Reform Law also establishes a number of health insurance market reforms, including a ban on lifetime limits and pre-existing condition exclusions, new benefit mandates, and increased dependent coverage.

Although the expansion of health insurance coverage should increase revenues from providing care to certain previously uninsured individuals, we believe that the Health Reform Law could adversely affect our business and results of operations due to provisions of the Health Reform Law that are intended to reduce Medicare and Medicaid healthcare costs. Among other things, in order to fund the expansion of coverage to the uninsured population, the Health Reform Law reduces market basket updates, reduces Medicare and Medicaid DSH funding, and expands efforts to tie payments to quality and clinical integration. Any decrease in payment rates or an increase in rates that is below our increase in costs may adversely affect our results of operations. The Health Reform Law also provides additional resources to combat fraud, waste, and abuse, including expansion of the Recovery Audit Contractors (“RAC”) program to identify and recoup improper Medicare payments, which may result in increased costs for us to appeal or refund any alleged overpayments.

The Health Reform Law contains additional provisions intended to promote value-based purchasing. The Department has established a value-based purchasing system for hospitals that provides incentive payments to hospitals that meet or exceed certain quality performance standards, and such system is funded through decreases in the inpatient prospective payment system market basket updates to all hospitals. Further, hospitals with excess readmissions for conditions designated by the Department receive reduced payments for all inpatient discharges, not just discharges relating to the conditions subject to the excess readmissions standard. The Health Reform Law also prohibits the use of federal funds under the Medicaid program to reimburse providers for medical assistance provided to treat certain hospital-acquired conditions (“HACs”) and other provider-preventable conditions. In addition, beginning in federal fiscal year 2015, hospitals that fall into the worst 25% of national risk-adjusted HAC rates for all hospitals in the previous year will receive a 1% reduction in their total Medicare payments.

The Health Reform Law changes how healthcare services are covered, delivered, and reimbursed. However, many variables continue to impact the effect of the Health Reform Law, including the law’s complexity, continued delays or exceptions to employer mandates, possible amendment or repeal, changes or court challenges to the law, further technical issues with operating the federal and state Exchanges, uncertainty regarding the success of Exchanges enrolling uninsured individuals, possible reductions in funding by Congress and future reductions in Medicare and Medicaid reimbursement, how individuals and businesses will respond to the new choices and obligations under the law as well as the uncertainty as to the extent to which states will choose to participate in the expanded Medicaid program. Because of these many variables, we are unable to predict with certainty the net effect on our operations of the expected increases in insured individuals using our facilities, the reductions in government healthcare spending, and numerous other provisions in the Health Reform Law that may affect us. We are unable to predict with certainty how providers, payors, employers and other market participants will respond to the various reform provisions because many provisions will not be implemented for several years under the Health Reform Law’s implementation schedule.

If we experience a shift in payor mix from commercial managed care payors to self-pay and Medicaid, our revenue and results of operations could be adversely affected.

Reimbursement from self-pay and Medicaid programs is generally lower than traditional commercial managed care products. In the several years prior to fiscal 2014, we experienced a shift in our patient volumes and revenue from commercial and managed care payors to self-pay and Medicaid, including managed Medicaid. This shift resulted in pressure on pricing and operating margins from expending the same resources to provide patient care, but for less reimbursement. This shift also reflected elevated unemployment levels and the resulting increases in states’ Medicaid rolls and the uninsured population. In addition, certain states have implemented measures to reduce enrollment in Medicaid which increased the number of uninsured patients seeking care at our hospitals. More recently, we have seen a reduction in the levels of our self-pay payor mix, which reflects improvement in the U.S. economy and decline in unemployment rate, and adoption of Medicaid expansion under the Health Reform Law in certain of our markets, including Arizona. However, we can provide no assurance that our payor mix will continue to improve. Despite an overall anticipated expansion in the number of insured individuals, implementation of the Health Reform Law could cause some patients to terminate their current insurance plans in favor of lower cost Medicaid plans or other insurance coverage with lower reimbursement. Increased enrollment in Exchange plans may cause lower reimbursement rates relative to traditional employer-sponsored health insurance plans for the healthcare services provided by our hospitals and employed physicians, and those Exchange-insured persons may pay higher deductibles, which may cause them to delay their medical treatment. Certain Exchange plans may also include limits on an enrollee’s overall benefit coverage as well as higher deductibles and other out-of-pocket costs that are the responsibility of such Exchange insured-persons, which, if unpaid, would result in higher levels of bad debt.

Utilization behavior of the insured population has changed because of the increasing prevalence of higher deductible and co-insurance plans implemented by employers, which has resulted in the deferral of elective and non-emergent procedures by individuals with high co-payments. We may be adversely affected by the growth in patient responsibility accounts because of increased adoption of plan structures, including health savings accounts, which shift greater responsibility for care to individuals through greater exclusions and higher co-payment and deductible amounts. Patient responsibility accounts may continue to increase even with expanded health plan coverage because of increases in plan exclusions and co-payment and deductible amounts. If we experience certain shifts in our patient volumes, our revenue and results of operations may be adversely affected.

If government-sponsored reimbursement and supplemental payment programs withhold payments due to our hospitals for services rendered, our cash flows, revenues and profitability of our operations could be adversely affected.

Our Texas hospitals participate in private supplemental Medicaid reimbursement programs structured to expand the community safety net by providing indigent healthcare services and result in additional revenues for participating hospitals. Although CMS approved a Medicaid waiver allowing Texas to continue receiving supplemental Medicaid reimbursement while expanding its managed Medicaid program, we cannot predict whether the Texas private supplemental Medicaid reimbursement programs will continue or guarantee that revenues recognized from the programs will not decrease, which may negatively affect our cash flows and profitability.

If we are unable to retain and negotiate reasonable contracts with managed care plans or if insured patients switch from traditional commercial insurance plans to Exchange plans, then our net revenue may be reduced.

Our ability to obtain reasonable contracts with health maintenance organizations, preferred provider organizations and other managed care plans significantly affects the revenue and operating results of our hospitals. Net patient revenue, before the provision for bad debts, derived from health maintenance organizations, preferred provider organizations and other managed care plans accounted for 40.9%, 39.2% and 39.8% of our hospitals’ net patient revenue for the years ended September 30, 2014, 2013 and 2012, respectively. Our hospitals have more than 250 managed care contracts with no one payor contract representing more than 10.0% of our net patient revenue. Typically, we negotiate our managed care contracts annually as they come up for renewal at various times during the year. Further, many are terminable by either party on relatively short notice. Our future success will depend, in part, on our ability to retain and renew our managed care contracts and enter into new managed care contracts on terms favorable to us. Other healthcare providers, including some with larger and more integrated health systems, provider networks, greater geographic coverage or a wider range of services, may affect our ability to enter into managed care contracts or negotiate increases in our reimbursement and other favorable terms and conditions. Some of our competitors may negotiate exclusivity provisions with managed care plans or otherwise restrict the ability of managed care companies to contract with us. In one region in which we operate, the largest healthcare provider organization controls one of the largest payor organizations and operates it primarily as a closed network. The patients enrolled in this integrated health system are largely unavailable to us. In addition, continued consolidation among managed care companies may reduce our ability to negotiate favorable contracts with such payors.

Also, some employed individuals may move from commercial insurance coverage with higher reimbursement rates for our services and lower co-pays and deductibles for the insured employee to Exchange insurance plans that may provide lower reimbursement for our services, higher co-pays and deductibles for the insured employee or even exclusion of our hospitals and employed-physicians from coverage under certain Exchange plans. It is not clear what impact the increased obligations on managed care and other payors imposed by the Health Reform Law will have on our ability to negotiate reimbursement increases or other terms favorable to us. If we cannot retain and negotiate favorable contracts with managed care plans or experience reductions in payment increases or amounts received from non-governmental payors or a shift in business from commercial insurance payors to Exchange plans, then our revenues may be reduced.

If we experience growth in volume and revenue related to uncompensated care, our financial condition or results of operations could be adversely affected.

Like others in the hospital industry, from time to time we have experienced high levels of uncompensated care, including charity care and bad debts. These levels are driven by the number of uninsured and under-insured patients seeking care at our hospitals, the acuity levels at which these patients present for treatment, primarily resulting from economic pressures and their related decisions to defer care, increasing healthcare costs and other factors beyond our control, such as increases for co-payments and deductibles as employers continue to pass more of these costs on to their employees. In addition, in periods of high unemployment, we believe that our hospitals may continue to experience high levels of or possibly growth in bad debts and charity care.

While, over time, the Health Reform Law is expected to continue to decrease the number of uninsured individuals through expanding Medicaid and incentivizing employers to offer, and requiring individuals to carry health insurance or be subject to penalties, these provisions generally did not become effective until January 1, 2014 and some are still in the implementation stage. The federal Exchange experienced significant technical issues that negatively affected the ability of individuals to enroll in Medicaid and to purchase health insurance during 2014. Further, the extent to which additional states, including Texas and Louisiana, will participate in the Health Reform Law’s expanded Medicaid program is unclear since the federal government cannot eliminate or reduce existing federal Medicaid funding if states opt out of the law’s Medicaid expansion. Several state governors and legislatures, including Texas and Louisiana, have chosen not to participate in the expanded Medicaid program, the results of which have adversely affected our operations in those markets compared to states that have elected to expand their Medicaid programs; however, these states could implement some form of Medicaid expansion at a later date.

It is difficult to predict with certainty the full impact of the Health Reform Law due to the law’s complexity, continued delays or exceptions to employer mandates, possible amendment, or changes, court challenges to the law, further technical issues with the federal government’s or any state’s website, uncertainty regarding the long-term success of Exchanges enrolling uninsured individuals, possible reductions in funding by Congress, future reductions in Medicare and Medicaid reimbursement and uncertainty surrounding state participation in the law’s expanded Medicaid program, as well as our inability to foresee how individuals and businesses will respond to choices afforded them under the law. We may continue to provide charity care to those who choose not to comply with the insurance requirements and undocumented aliens not permitted to enroll in a health insurance exchange or government healthcare program.

Although we continue to seek ways of improving point of service collection efforts and implementing payment plans with our patients, if we experience growth in self-pay volume and revenue, including increased acuity levels for uninsured patients and continued increases in co-payments and deductibles for insured patients, our results of operations could be adversely affected. Further, our ability to improve collections from self-pay patients may be limited by regulatory and investigatory initiatives, including private lawsuits directed at hospital charges and collection practices for uninsured and underinsured patients.

Industry trends towards value-based purchasing, care coordination and “narrow networks” of healthcare providers may present our Company with operational, financial and competitive challenges.

There is a trend in the healthcare industry towards value-based purchasing of healthcare services. These value-based purchasing programs include both public reporting of quality data and preventable adverse events tied to the quality and efficiency of care provided by facilities. Governmental programs, including Medicare and Medicaid, require hospitals to report certain quality data to receive full reimbursement updates. In addition, Medicare does not reimburse for care related to certain preventable adverse events (called “never events”). Many large commercial payors require hospitals to report quality data, and several commercial payors do not reimburse hospitals for certain preventable adverse events. The Health Reform Law contains several provisions intended to promote value-based purchasing under Medicare and Medicaid. We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. While we believe we are adapting our business strategies to compete in a value-based reimbursement environment, we cannot predict how this trend will affect our results of operations, and it could negatively affect our revenues.

Integrated accountable care organizations and other kinds of “narrow” provider networks or organizations may exclude our hospitals, employed-physicians and other affiliated providers from their plans’ networks of healthcare providers. These contracting networks often organize hospitals, physicians and ancillary healthcare providers into narrow networks involving a smaller number of healthcare providers than does a network that allows all providers to participate, a so-called “open panel” network of providers, in exchange for which the “narrow network” may, if appropriately structured, achieve lower cost and/or higher quality in a way that benefits patients, employers, providers and payors. For instance, in some of the regions in which our hospitals operate, we face competition from large, not-for-profit healthcare systems with vertically integrated healthcare providers including health plans, physician groups and facilities, which affect our ability to obtain managed care contracts with their affiliated health insurance plans. Similarly, accountable care organizations commonly require physicians and other providers to participate exclusively in their organization. If our affiliated providers are excluded from such networks, or we are unable to recruit sufficient providers to our own networks, our business will face competitive disadvantages.

If controls imposed by Medicare, Medicaid and other third-party payors to reduce admissions and length of stay affect our inpatient volumes, our financial condition or results of operations could be adversely affected.

Controls imposed by Medicare, Medicaid and commercial third-party payors designed to reduce admissions and lengths of stay, commonly referred to as “utilization reviews,” have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by managed care plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressures to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls and reductions are expected to continue. For example, the Health Reform Law potentially expands the use of prepayment review by Medicare Administrative Contractors (“MACs”) by eliminating statutory restrictions on their use. Furthermore, the modified CMS policy on how MACs review inpatient hospital admissions for payment purposes could potentially reduce inpatient volume for patient stays spanning fewer than two midnights.

There has been increased scrutiny of a hospital’s “Medicare Observation Rate” from government enforcement agencies and industry observers. A low rate may raise suspicions that a hospital is inappropriately admitting patients that could be cared for in an observation setting. The industry may be subject to increased scrutiny and litigation risk, including government investigations and qui tam suits, related to inpatient admission decisions and the Medicare Observation Rate. In addition, CMS has established what is referred to as the “two midnight rule” (“TMR”) to guide practitioners admitting patients and contractors conducting payment reviews on when it is appropriate to admit individuals as hospital inpatients. Under the TMR, Medicare beneficiaries are to be admitted as inpatients only when there is a reasonable expectation that the care is medically necessary and expectation that the care will cross two midnights absent unusual circumstances. Compliance with TMR becomes subject to audits beginning October 1, 2015, but CMS began conducting reviews for admissions beginning October 1, 2013 at selected facilities to provide educational outreach on the TMR.

If we are unable to attract and retain quality medical professionals, our financial condition or results of operations could be adversely affected.

The success of our hospitals depends on the following factors, among others:

•	the number and quality of the physicians on the medical staffs of our hospitals;

•	the competency of those physicians and our facilities to meet their communities’ needs for healthcare services in a convenient, high quality and high value manner;

•	the referral patterns of those physicians; and

•	our maintenance of good relations with those physicians.

Our efforts to attract and retain physicians are affected by our managed care contracting relationships, national shortages in some specialties, the adequacy of our support personnel, the condition of our facilities and medical equipment, the availability of suitable medical office space and federal and state laws and regulations prohibiting financial relationships that may have the effect of inducing patient referrals.

To meet varying community needs for healthcare services in certain markets in which we operate, and to better coordinate patient care, we have implemented a strategy to employ physicians, which has expanded our employed physician base. The execution of a physician employment strategy includes an increased cost at our company for salaries, wages and benefits; increases in malpractice insurance coverage costs; risks of unsuccessful physician integration and difficulties associated with physician practice management. While we believe this strategy follows industry trends, we cannot be assured of the long-term success of our physician employment strategy.

We also compete with other healthcare providers in recruiting and retaining qualified management and staff to run the day-to-day operations of our hospitals, including administrators, nurses, technicians and non-physician healthcare professionals. Some of our markets are more difficult to recruit physicians and nurses to locate there compared to other of our markets or other competing markets, depending on the community need, area of practice and the recruited physician’s or nurse’s personal considerations. Our failure to recruit and retain such management personnel and skilled professionals could adversely affect our financial condition and results of operations.

Our hospitals face competition for staffing, especially because of the shortage of nurses, which has in the past and may in the future increase our labor costs and materially reduce our profitability.

We compete with other healthcare providers in recruiting and retaining qualified management and staff personnel responsible for the day-to-day operations of each of our hospitals, physician practices and our managed care operations, including most significantly nurses and other non-physician healthcare professionals.

While the national nursing shortage has abated somewhat, certain portions of our markets have limited nursing resources. In the healthcare industry, including in our markets, the shortage of nurses and other medical support personnel is a significant operating issue. This shortage has caused us in the past and may require us in the future to increase wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary personnel. Frequently in the past, we voluntarily raised, and expect to raise, wages for our nurses and other medical support personnel.

If our labor costs continue to increase, we may not be able to achieve higher payor reimbursement levels or reduce other operating expenses in a manner sufficient to offset these increased labor costs. Because substantially all of our net patient revenues are based on reimbursement rates fixed or negotiated no less frequently than annually, our ability to pass along periodic increased labor costs is materially constrained. Our failure to recruit and retain qualified management, nurses and other medical support personnel, or to control our labor costs, could have a material adverse effect on our profitability.

Our hospitals face competition from other hospitals and healthcare providers that could negatively affect patient volume.

The hospital industry is highly competitive. Our hospitals face competition for patients from other hospitals in our markets, large vertically integrated providers, large tertiary care centers and outpatient service providers that provide similar services to those provided by our hospitals. While our small 15-bed critical access hospital in Woodland Park, Colorado is an exception, none of our other hospitals are sole community providers and all of them are in geographic areas in which at least one other hospital provides services comparable to those offered by our hospitals. Some of the hospitals that compete with ours are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions and can finance capital expenditures and operations on a tax-exempt basis. In addition, the number of freestanding specialty hospitals, outpatient surgery centers, emergency departments, urgent care centers and outpatient diagnostic centers has increased significantly in the areas in which we operate. We also face competition from competitors implementing physician alignment strategies, such as employing physicians, acquiring physician practice groups and participating in accountable care organizations or other clinical integration models. Some of our competitors also have greater geographic coverage, offer a wider range of services or invest more capital or other resources than we do. In addition, competitors that operate non-hospital facilities or hospitals not owned by physicians are not subject to the same federal restrictions on expansion as our physician-owned hospitals. If our competitors can achieve greater geographic coverage, improve access and convenience to physicians and patients, recruit physicians to provide competing services at their facilities, expand or improve their services or obtain more favorable managed care contracts, we may experience a decline in patient volume.

CMS publicizes performance data relating to quality measures and data on patient satisfaction surveys that hospitals are required to submit to CMS. Federal law provides for the expansion of the number of quality measures that we are required to make publicly available. Further, the Health Reform Law requires all hospitals annually to establish, update and make public a list of their standard charges for items and services. If any of our hospitals should achieve poor results (or results that are lower than our competitors) on these quality criteria, or if our standard charges are higher than those published by our competitors, our patient volumes could decline. The required reporting of additional quality measures and other trends toward clinical transparency and value-based purchasing of healthcare services may have an adverse impact on our competitive position and patient volume.

A health pandemic could negatively affect our business.

If a pandemic or other widespread health crisis, such as the spread of the Ebola virus, were to occur in our markets, our business could be adversely affected. Such a crisis could diminish the public trust in healthcare facilities, especially hospitals treating (or that have treated) patients affected by the pandemic. If any of our facilities treated patients from such a health crisis, patients might cancel elective procedures or fail to seek needed care at our facilities. Further, a health pandemic might adversely affect our business by disrupting or delaying production and delivery of materials and products in the supply chain or by causing staffing shortages in our facilities. Although we have infection control and disaster plans in place, and we manage our hospital facilities pursuant to infectious disease protocols, the impact of a pandemic on our business could be materially adverse.

A failure of our information systems, or increased costs associated with upgrading and operating such systems, could adversely affect our ability to properly manage our operations.

We rely on our advanced information systems and our ability to successfully use these systems in our operations. These systems are essential to the following areas of our business operations, among others:

•	patient accounting, including billing and collection of net patient revenue;
•	financial, accounting, reporting and payroll;
•	coding and compliance;
•	laboratory, radiology and pharmacy systems;
•	materials and asset management;
•	negotiating, pricing and administering managed care contracts; and
•	monitoring quality of care and collecting data on quality measures for full Medicare payment updates.

If we fail to operate these systems effectively, we may experience delays in collection of net patient revenue and may not properly manage our operations or oversee compliance with laws or regulations. Moreover, if we fail to continue to demonstrate meaningful use of certified EHR technology, we will be subject to reduced payments from Medicare (in addition to any ongoing statutory reductions). Furthermore, because the information technology landscape changes frequently, our systems require upgrades and replacement as new technologies are introduced, old technologies are no longer supported and physician and patient needs evolve requiring greater emphasis on integration of clinical, revenue and patient accounting systems. In this context, we may face significant financial costs, cash flow disruptions and operational difficulties as we from time to time change our information technology platforms, as well as operational difficulties in installing such new technology into our hospitals and operating it effectively. Such difficulties could affect our ability to properly manage our operations and adversely affect our cash flows.

Our inability to effectively replace information technology systems used by our hospitals, or the costs associated with such replacements and upgrades, could adversely affect our operations and financial results.

Healthcare information technology continues to evolve at a rapid pace. In order to remain competitive and to provide high quality clinical care, our company invests heavily in numerous information technology systems used by our hospitals and other lines of business. These information technology systems relate to clinical care, quality review, communications among providers, the storage of health records and many other business functions.

We incur substantial costs to maintain and upgrade our information technology systems. Such costs can occur not only in connection with maintenance and upgrades, but also when our third-party information technology vendors discontinue systems upon which we rely. For instance, we are party to a services contract with McKesson Information Solutions LLC (“McKesson”), through which we operate an advanced clinical information technology platform called Horizon Clinicals (“Horizon Clinicals”). Horizon Clinicals provides patient care information solutions, including computerized provider order entry solutions, medication management solutions, shared communications for providers meant to enhance patient safety, management reporting capabilities, compliance tools and advanced clinical analytics to simplify data collection and reporting. Horizon Clinicals has been the primary advanced clinical information technology platform used by our hospitals for a number of years. In December 2011, McKesson announced its plan to stop development of Horizon Clinicals. McKesson has stated that it plans to support Horizon Clinicals through March 2018. In response to this announcement, we are evaluating the capabilities of, and costs associated with transitioning to, alternate healthcare information technology platforms that could replace the capabilities currently provided by Horizon Clinicals. Moreover, if we fail to demonstrate meaningful use of certified EHR technology either through Horizon Clinicals or a replacement platform, we will be subject to reduced payments from Medicare (in addition to any ongoing statutory reductions).

The replacement of any information technology system upon which we rely may be financially and administratively burdensome to us. Such replacements, upgrades and similar projects require modifications to our capital expenditure plans and constrain our ability to pursue other opportunities requiring significant capital and management resources. Additionally, such upgrades may be time consuming and complex from an administrative standpoint. If our implementation of a replacement technology system is inefficient, delayed or ineffective, we may experience disruptions or delays in our cash flows and day-to-day caregiver processes, experience errors related to sharing of patient care information and declines in patient and/or hospital employee satisfaction. Because the healthcare information technology business and our business’ and patients’ needs continuously evolve, we cannot assure you that we will not incur such financial and administrative difficulties.

We are required to comply with laws governing the transmission, security and privacy of health information.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) administrative simplification provisions require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. In addition, the Health Reform Law requires the Department to adopt standards for additional electronic transactions and to establish operating rules to promote uniformity in the implementation of each standardized electronic transaction. HIPAA’s privacy and security requirements were expanded by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), enacted in 2009, which enhanced penalties for HIPAA violations and requires regulated entities to provide notification to various parties in the event of a breach of unsecured protected health information. On August 10, 2012, the Department issued an interim final rule to establish operating rules for healthcare electronic funds transfers and remittance advice transactions. Compliance with the interim final rule was required by January 1, 2014. Further, CMS has published final rule making changes to the formats used for certain electronic transactions and requiring the use of updated standard code sets for certain diagnoses and procedures known as ICD-10 code sets. Use of the ICD-10 code sets is required by October 1, 2015, and will require significant changes; however, we believe that the cost of compliance with these regulations has not had and is not expected to have a material adverse effect on our business, financial position or results of operations.

As required by HIPAA, the Department has issued privacy and security regulations that extensively regulate the use and disclosure of individually identifiable health information (known as protected health information or “PHI”) and require covered entities, including healthcare providers, to implement administrative, physical and technical safeguards to protect the security of PHI. As a result of changes made as part of ARRA and implementing regulations, entities that handle PHI on behalf of covered entities (known as “business associates”) or of other business associates must comply with most provisions of the HIPAA privacy and security regulations and are subject to civil and criminal penalties for violations to these regulations. A covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. Covered entities and business associates were generally required to comply with regulations implementing the ARRA changes by September 23, 2013. Covered entities must report breaches of unsecured PHI to affected individuals without unreasonable delay, but not to exceed 60 days, of discovery of the breach by the covered entity or its agents. Agreements with certain of our business associates may also subject us contractually to breach notification periods of fewer than 60 days. Notification must also be made to the Department and, in certain situations involving large breaches, to the media. All non-permitted uses or disclosures of unsecured PHI are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised.

The privacy and security regulations have and will continue to impose significant costs on our facilities in order to comply with these standards. Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties, which have been significantly increased by ARRA. Further, the Department is required to perform compliance audits, which may result in increased enforcement activity. In addition, state attorneys general may bring civil actions seeking either injunctive relief or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. The Department is required to impose penalties for violations resulting from willful neglect. There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. Our facilities remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary, may impose additional obligations and could impose additional penalties. For example, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving individually identifiable information (even if no health-related information is involved). In addition, the Federal Trade Commission (“FTC”) uses its consumer protection authority to initiate enforcement actions in response to data breaches. To the extent we fail to comply with one or more federal and/or state privacy and security requirements, we could be subject to substantial fines, penalties as well as third-party claims which could have a material adverse effect on our financial position, results of our operations and cash flows.

A breach of our information system’s cyber-security precautions may cause loss of protected health information, adversely affect our ability to properly manage our operations, cause us to incur remediation costs, increase our operating expenses and result in litigation and negative publicity.

Aspects of our business operations give rise to material cybersecurity risks and the potential costs and consequences. Additionally, we outsource functions that may also have material cybersecurity risks. Certain risks related to cyber incidents may remain undetected for an extended period. We maintain a cyber and privacy risk commercial insurance policy with a $20 million limit of liability as of June 30, 2015. If we incur a security breach, the policy provides coverage for information security and privacy liability, regulatory defense and penalties, website media content liability, notification services and privacy breach response services.

The objectives of cyber attacks vary widely and may include theft of PHI, financial assets, intellectual property, or other sensitive information belonging to us, our customers or our business partners. Cyber attacks also may be directed at disrupting our operations or the operations of our business partners. If we fall victim to cyber attacks, we may incur substantial costs and suffer other negative consequences, which may include, but are not limited to, remediation costs that may include liability for stolen assets or information and repairing system damage that may have been caused, including incentives offered to customers or other business partners in an effort to maintain the business relationships after an attack; increased cyber-security protection costs that may include organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; litigation; and reputational damage adversely affecting customer or investor confidence. Furthermore, breaches of unsecured PHI caused by cyber-attacks will trigger notification requirements under HIPAA as well as additional procedures, which if not followed properly, could result in civil and criminal penalties and could have a material adverse effect on our business.

If we fail to continually enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment, our ability to maintain and expand our markets may be adversely affected.

Technological advances regarding CTs, MRIs and PET equipment, and other equipment used in our facilities, are continually evolving. To compete with other healthcare providers, we must constantly evaluate our equipment needs and upgrade equipment because of technological improvements. If we fail to remain current with the technological advancements of the medical community, our volumes and revenue may be negatively affected. Further, technological advances, including regarding both medical equipment and pharmaceuticals, may cure disease or alter the processes used for the diagnosis or treatment of certain illnesses or diseases which could increase competition for our healthcare services, reduce our patient volumes, reduce our revenues and have a material adverse effect on our profitability.

If we fail to effectively and timely implement EHR systems and transition to the ICD-10 coding system, our operations could be adversely affected.

As required by the American Recovery and Reinvestment Act of 2009 (“ARRA”), the Department has adopted an incentive payment program for eligible hospitals and healthcare professionals that implement certified EHR technology and use it consistently with “meaningful use” requirements. If our hospitals and employed or contracted professionals do not meet the Medicare or Medicaid EHR incentive program requirements, we will not receive Medicare or Medicaid incentive payments to offset some of the costs of implementing the EHR systems. Further, beginning in federal fiscal year 2015, eligible hospitals and physicians that fail to demonstrate meaningful use of certified EHR technology are subject to reduced payments from Medicare. Failure to implement EHR systems effectively and in a timely manner could have a material adverse effect on our financial position and results of operations.

Health plans and providers, including our hospitals, must transition to the new ICD-10 coding system, which greatly expands the number and detail of billing codes used for inpatient claims. Use of the ICD-10 system will be required on October 1, 2015. Although we anticipate meeting such requirements, transitioning to the new ICD-10 system requires significant investment in coding technology and software and the training of staff involved in the coding and billing process. Besides these upfront costs of transition to ICD-10, our hospitals might experience disruption or delays in payment due to technical or coding errors or other implementation issues involving our systems or the systems and implementation efforts of health plans and their business partners. Further, the transition to the more detailed ICD-10 coding system could cause decreased reimbursement if using ICD-10 codes result in conditions being reclassified to MS-DRGs or commercial payor or payment groupings with lower levels of reimbursement than assigned under the previous system.

If we fail to comply with extensive laws and governmental regulations, we could suffer penalties, be required to alter financial arrangements with our referral sources, including referral source investors in some of our hospitals, or be required to significantly change our operations.

The healthcare industry, including our company, must comply with extensive and complex statutes and regulations at the federal, state and local government levels relating to:

•	billing and coding for services and proper handling of overpayments;

•	classification of level of care provided, including proper classification of emergency treatment, inpatient admissions, observation status and outpatient care;

•

relationships with physicians and other referral sources, including financial arrangements and ownership interests involving physicians and other referral sources, such as physicians holding ownership interests in hospitals;

•	necessity and adequacy of medical care;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance, data breach, identity theft and security issues associated with health related and personal information and medical records;

•	screening, stabilization and transfer of individuals who have emergency medical conditions;

•	licensure and certification;

•	hospital rate or budget review;

•	preparation and filing of cost reports;

•	activities regarding competitors;

•	operating policies and procedures;

•	addition of facilities and services;

•	provider-based reimbursement, including complying with requirements allowing multiple locations of a hospital to be billed under the hospital’s Medicare provider number;

•	incentive payments for the adoption and meaningful use of certified EHR technology; and

•	disclosures to patients, including disclosure of any physician ownership in a hospital.

Because some of these statutes and regulations are relatively new and subject to ongoing interpretation by regulatory agencies, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. Because these laws and regulations are so complex, hospital companies face a risk of inadvertent violations. Different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to change our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including:

•	criminal penalties;

•	civil penalties, including the loss of our licenses to operate one or more of our facilities; and

•	exclusion of one or more of our facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs.

The Health Reform Law imposes significant restrictions on hospitals that have physician owners.

Some of our hospitals have physician ownership pursuant to an exception to the Stark Law known as the “whole-hospital” exception. The Health Reform Law significantly narrows this exception to apply only to hospitals that had physician ownership in place as of March 23, 2010, and a Medicare provider agreement effective as of December 31, 2010. While the amended whole-hospital exception grandfathers certain existing physician-owned hospitals, including nine of ours, it prohibits a grandfathered hospital from increasing its percentage of physician ownership beyond the aggregate level that was in place as of March 23, 2010. Subject to limited exceptions, a grandfathered physician-owned hospital may not increase its aggregate number of operating rooms, procedure rooms, and beds for which it is licensed beyond the number in place as of March 23, 2010. A grandfathered physician-owned hospital must comply with a number of additional requirements, including not conditioning any physician ownership directly or indirectly on the owner making or influencing referrals, not offering any ownership interests to physician owners on more favorable terms than those offered to non-physicians and not providing any guarantee to physician owners to purchase other business interests related to the hospital. Further, a grandfathered hospital cannot have been converted from an ambulatory surgery center to a hospital.

The whole-hospital exception, as amended, also contains additional disclosure requirements. For example, a grandfathered physician-owned hospital is required to submit an annual report to the Department listing each investor in the hospital, including all physician owners. In addition, grandfathered physician-owned hospitals must have procedures in place that require each referring physician owner to disclose to patients, with enough notice for the patient to make a meaningful decision regarding receipt of care, the physician’s ownership interest and, if applicable, any ownership interest held by the treating physician. A grandfathered physician-owned hospital also must disclose on its website and in any public advertising the fact that it has physician ownership. The Health Reform Law requires the Department to audit grandfathered physician-owned hospitals’ compliance with these requirements.

In light of the Health Reform Law’s restrictions on the whole-hospital exception and limited interpretive guidance, it may be difficult for us to determine how the exception will apply to specific situations, including the ones discussed above, that may arise with our hospitals. If any of our hospitals, including the ones discussed above, fail to comply with the amended whole-hospital exception, those hospitals could be found to be in violation of the Stark Law, and we could incur significant financial or other penalties.

Providers in the healthcare industry have been the subject of federal and state investigations, and we may become subject to additional investigations that could cause significant liabilities or penalties to us.

Both federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the healthcare area. There are numerous ongoing investigations of hospital companies, and their executives and managers. The Office of Inspector General of the U.S. Department of Health and Human Services (“OIG”) and the U.S. Department of Justice (“DOJ”) have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Further, under the False Claims Act (“FCA”), private parties may bring “qui tam” whistleblower lawsuits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Some states have adopted similar state whistleblower and false claims provisions.

Federal and state investigations relate to a wide variety of routine healthcare operations including:

•	cost reporting and billing practices;
•	financial arrangements with referral sources;
•	physician recruitment activities;
•	physician joint ventures; and
•	hospital charges and collection practices for self-pay patients.

We engage in many of these and other activities that could be the subject of governmental investigations or inquiries from time to time. We have significant Medicare and Medicaid billings, we have numerous financial arrangements with physicians who are referral sources to our hospitals and we have nine hospitals as of June 30, 2015 that have physician investors. In addition, our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, may be included in governmental investigations or named as defendants in private litigation. Any additional investigations of us, our executives or our managers could cause significant liabilities or penalties to us, and adverse publicity.

In addition, governmental agencies and their agents, such as MACs, fiscal intermediaries and carriers, and the OIG, CMS and state Medicaid programs, conduct audits of our healthcare operations. Private payors may conduct similar audits, and we also perform internal audits and monitoring. Depending on the conduct found in such audits and whether the underlying conduct could be considered systemic, resolving these audits could have a material adverse effect on our financial position, results of operations and cash flows.

CMS has implemented a nationwide RAC program under which it engages private contractors to conduct post-payment reviews to detect and correct improper payments in the Medicare program. The contractors receive a contingency fee based on corrected, improper payments. The Health Reform Law expanded the RAC program’s scope to include other Medicare programs, including managed Medicare, effective December 31, 2010. In addition, CMS has implemented a pre-payment demonstration project that allows RACs to review claims before they are paid to ensure that the provider complied with all Medicare payment rules. Under the demonstration project, RACs conduct prepayment reviews on certain types of claims that historically result in high rates of improper payments, beginning with those involving short stay inpatient hospital services. These reviews focus on seven states (Florida, California, Michigan, Texas, New York, Louisiana and Illinois) with high populations of fraud and error-prone providers and four states (Pennsylvania, Ohio, North Carolina and Missouri) with high claims volumes of short inpatient hospital stays. The demonstration project began on August 27, 2012 and runs for a three year period.

In addition, through the Deficit Reduction Act of 2005 (“DEFRA”), Congress has expanded the federal government’s involvement in fighting fraud, waste and abuse in the Medicaid program by creating the Medicaid Integrity Program. Under this program, CMS engages private contractors, referred to as Medicaid Integrity Contractors (“MICs”), to perform post-payment audits of Medicaid claims and identify overpayments. In addition, the Health Reform Law expanded the RAC program’s scope to include Medicaid claims. In addition to MICs and RACs, several other contractors and state Medicaid agencies have increased their review activities.

Any such audit or investigation could have a material adverse effect on our financial position, results of our operations and cash flows.

We face risks associated with federal and state antitrust laws applicable to the management and operation of our provider-sponsored networks.

Federal and state antitrust laws prohibit unreasonable restraints of trade, including price fixing and market allocations among competitors. Joint contracting among competitors may constitute price fixing, and may therefore be illegal, unless the contracting parties are under common governance, the contracting parties are involved in a legitimate joint venture to which joint contracting is ancillary, joint contracting is obtained through a “messenger” or there is sufficient clinical integration or substantial financial risk sharing. Violation of antitrust laws can result in civil penalties and/or criminal prosecution. The FTC has issued certain guidance regarding joint contracting among healthcare providers, including examples of financial arrangements that constitute sufficient risk sharing, and clinical integration that is sufficient, to permit joint provider contracting.

Our acute care hospitals have collaborated with Health Choice, through its Health Choice and accountable care networking business, to build networks consisting of our hospitals, some of our hospitals’ medical staffs and our employed physicians and independent physicians and facilities. These so-called “narrow networks” can provide managed services to patients in contract with select payors, with the goal of achieving clinical integration and associated efficiencies among such providers, to improve population health, improve patients’ experience of care and control healthcare costs.

Our aggregation of providers into single networks, our joint contracting policies and procedure and our financial arrangements with third party payors through these networks are structured to comply with all federal and state antitrust laws. However, we can provide no assurance we will meet all the requirements under applicable antitrust law regarding operation of our provider networks. Failure to comply with various federal and state antitrust laws and regulations, could result in investigations or litigation, with potential penalties or damages, and limitations on our ability to expand that could adversely affect our business, cash flows, financial condition and results of operations.

We are subject to risks associated with outsourcing functions to third parties.

To improve operating margins, productivity and efficiency, we outsource selected nonclinical business functions to third parties. We take steps to monitor and regulate the performance of independent third parties to whom we have delegated selected functions which may include revenue cycle management, patient access, billing, cash collections, payment compliance and other support services. Arrangements with third party service providers may make our operations vulnerable if vendors fail to satisfy their obligations to us because of their performance, changes in their own operations, financial condition, or other matters outside of our control. Our use of third party providers also may require changes to our existing operations and the adoption of new procedures and processes for retaining and managing these providers, and redistributing responsibilities to realize the potential productivity and operational efficiencies. Effective management, development and implementation of our outsourcing strategies are important to our business and strategy. If there are delays or difficulties in enhancing business processes or our third party providers do not perform as anticipated, we may not fully realize on a timely basis the anticipated economic and other benefits of the outsourcing projects or other relationships we enter into with key vendors, which could cause substantial costs, divert management’s attention from other strategic activities, negatively affect employee morale or create other operational or financial problems for us. Terminating or transitioning arrangements with key vendors could cause additional costs and a risk of operational delays, potential errors and possible control issues because of the termination or during the transition phase.

Regional economic downturns or other material changes in the economic condition in the markets in which we operate could cause our overall business results to suffer.

During times of economic volatility, which includes unstable consumer spending and high levels of unemployment, governmental entities often experience budgetary constraints because of increased costs and lower than expected tax collections. These budgetary constraints have resulted in decreased spending for health and human service programs, including Medicare, Medicaid and similar programs, which represent significant payor sources for our hospitals. Many states, including states in which we operate, have decreased funding for state healthcare programs or made other structural changes resulting in a reduction in Medicaid spending. Additional Medicaid spending cuts may be implemented in the states in which we operate. Other risks we face from general economic volatility include patient decisions to postpone or cancel elective and non-emergent healthcare procedures, increases in the uninsured population and further difficulties in our collection of patient co-payment and deductible receivables.

Our acute care and managed care business segments operate in various regions across the country. For the fiscal year ended September 30, 2014, our total revenue was generated in the following geographic areas:

Phoenix, Arizona	41.2%
Five cities in Texas, including Houston and San Antonio	30.4%
Salt Lake City, Utah	21.0%
Other	7.4%

Our business is not as geographically diversified as some competing multi-facility healthcare companies and, therefore, is subject to greater market risks. Any material change in the current demographic, economic, competitive or regulatory conditions in any of the regions in which we operate could materially adversely affect our overall business results because of the significance of our operations in each of these regions to our overall operating performance.

We may not achieve our acute care acquisition and growth strategies and we may have difficulty acquiring non-profit hospitals due to regulatory barriers and scrutiny.

Part of our business strategy has been expansion by acquiring hospitals and ambulatory care and other facilities in our existing markets and in markets and by entering into partnerships or affiliations with other healthcare service providers. The competition to acquire these facilities is significant, including competition from healthcare companies with financial resources greater than us. There is no guarantee we can successfully integrate acquired hospitals and ambulatory care facilities, which limits our ability to complete future acquisitions.

In addition, we may not acquire additional hospitals on satisfactory terms and future acquisitions may be on less than favorable terms. We may have difficulty obtaining financing for future acquisitions on satisfactory terms. We invest capital in our existing facilities to develop new services or expand or renovate our facilities to generate new, or sustain existing, revenues from our operations. We may finance these capital commitments or development programs through operating cash flows or additional debt proceeds. Many states, including some where we have hospitals and others where we may attempt to acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by non-profit entities. In other states that do not have such legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the valuation of the assets divested and the use of the sale proceeds by the non-profit seller. These review and approval processes can add time to the consummation of an acquisition of a non-profit hospital, and future actions on the state level could seriously delay or even prevent future acquisitions of non-profit hospitals. As a condition to approving an acquisition, the attorney general of the state in which the hospital is located may require us to maintain services, such as emergency departments, or to continue to provide certain levels of charity care, which may affect our decision to acquire, or the terms upon which we acquire, these hospitals.

Difficulties in integrating acquired businesses may disrupt our ongoing operations.

We may, from time to time, evaluate strategic opportunities such as joint ventures and acquisitions that may be material, including the acquisition of healthcare systems, individual hospitals, outpatient clinics, physician groups and other ancillary healthcare businesses. Integrating acquired hospitals, physician practices or other business operations may require a disproportionate amount of management’s time and attention, potentially distracting management from its other day-to-day responsibilities. In addition, poor integration of acquired businesses could cause interruptions to our business activities, including those of the acquired facilities, and could cause potential loss of key employees or customers of acquired companies. We may not realize all or any of the anticipated benefits of an acquisition and we may incur significant costs related to the acquisitions or integration of these facilities. In addition, we may acquire hospitals and other businesses that have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although we seek indemnification from prospective sellers covering these matters, we may have material liabilities for past activities of acquired hospitals.

We may be subject to liabilities because of claims brought against our hospitals, physician practices, outpatient facilities or other business operations.

Plaintiffs frequently sue hospitals and other healthcare providers, alleging malpractice, product liability or other legal theories. Many involve large claims and significant defense costs. Certain other hospital companies have been subject to class-action claims with respect to their billing practices for uninsured patients or lawsuits alleging inappropriate classification of claims, for billing, between observation and inpatient status.

We maintain professional malpractice liability insurance and general liability insurance in amounts we believe covers claims arising out of the operations of our facilities. Some of the claims could exceed the coverage in effect, and coverage of particular claims or damages could be denied.

The volatility of professional liability insurance and, sometimes, the lack of availability of such insurance coverage for physicians with privileges at our hospitals increase our risk of vicarious liability where both our hospital and the uninsured or underinsured physician are named as co-defendants. We are subject to self-insured risk and may be required to fund claims out of our operating cash flow. We cannot assure you that we can continue to obtain insurance coverage or that such insurance coverage, if it is available, will be available on acceptable terms.

As of June 30, 2015, our self-insured retention for professional and general liability coverage is $7.0 million for the first claim and $5.0 million per claim for each additional claim, with an excess aggregate limit of $55.0 million, and maximum coverage under our insurance policies is $75.0 million.

In addition, physicians’ professional liability insurance costs in certain markets have dramatically increased to where some physicians are choosing to retire early or leave those markets. If physician professional liability insurance costs continue to escalate in markets in which we operate, some physicians may choose not to practice at our facilities, which could reduce our patient volumes and revenues. Our hospitals also may incur a greater percentage of the amounts paid to claimants if physicians cannot obtain adequate malpractice coverage since we are often sued in the same malpractice suits brought against physicians on our medical staffs who are not employed by us.

As part of our broader physician alignment strategies, we expect to continue to employ additional physicians, which could result in a significant increase in our professional and general liability risks and related costs in future periods.

We have entered into sale-leaseback arrangements with a real estate investment trust for certain of our hospitals’ real estate and the related lease terms and obligations expose us to increased risk of loss of property or other unfavorable leasing implications, which could materially and adversely affect our business, financial condition and results of operations.

From time to time, we may enter into lease-related transactions with real estate investment trusts (“REITs”). On September 26, 2013, we entered into a sale-leaseback transaction involving the land and buildings associated with Glenwood Regional Medical Center in West Monroe, Louisiana; Mountain Vista Medical Center in Mesa, Arizona; and The Medical Center of Southeast Texas in Port Arthur, Texas. We continue to own and operate the business of these three hospitals but now lease the land and the buildings associated with these facilities for an initial period of 15 years at what we believe are attractive long-term lease rates, with renewal options. At the same time we entered into the sale-leaseback transaction, we amended an existing lease agreement with the same REIT with respect to our Jordan Valley Medical Center—West Valley Campus, which extended the lease term and reduced the annual rent payment. Additionally, we lease from another landlord the land and buildings associated with Wadley Regional Medical Center in Texarkana, Texas. Our leases provide for renewal or extension options. These options are based upon prescribed formulas but, in certain cases, may be at fair market value. We expect to renew or extend our leases in the normal course of business; however, there can be no assurance these rights will be exercised or that we can satisfy the conditions precedent to exercising any such renewal or extension. The terms of any such options based upon fair market value are inherently uncertain and could be unacceptable or unfavorable to us depending upon the circumstances at the time of exercise.

In addition, our leases can be subject to early termination if we violate certain provisions or covenants in the leases. Some of our hospital leases are with the same landlord and contain cross-default provisions that would allow that landlord to terminate all leases with us if we violate certain defined provisions related to a single lease with them.

If we cannot renew or extend our existing leases, or purchase the hospitals subject to such leases, at or prior to the end of the existing lease terms, if the terms of such options are unfavorable or unacceptable to us, or if any landlord terminates a lease because of our breach of the lease, our business, financial condition and results of operations could be materially and adversely affected.

Our use of the proceeds we received from the sale-leaseback or other dispositions of assets is subject to restrictions, and although we have some discretion over how we apply such proceeds, we cannot guarantee that we will invest such proceeds promptly, effectively, or in compliance with our debt instruments.

We received certain proceeds for the sale-leaseback of three of our hospital properties on September 26, 2013, the disposition of our Florida operations on September 30, 2013, and the sale of our Nevada hospital operations on January 22, 2015. Our use of these net proceeds (gross proceeds less applicable taxes and other related transaction costs) is restricted by the terms of our senior credit agreement and the indenture under which we issued our senior notes.

Pursuant to the terms of our senior credit agreement, these net proceeds must be directed toward prepayment of borrowings under the senior credit agreement unless they are reinvested within 12 months in existing facilities or in 24 months in a greenfield construction project (36 months if there is a binding commitment for such investment within such 12 or 24 month periods). In September 2014, pursuant to an amendment to our senior credit agreement, our lenders extended for one year the deadlines related to the reinvestment of the net proceeds received from both the disposition of our Florida operations and the sale-leaseback of our three hospital properties. Similarly, the indenture requires us to use the proceeds to offer to repurchase the senior notes or make prepayments under the senior credit agreement unless they are reinvested in qualifying investments within 365 days. This deadline may also be extended by 180 days if we make a binding commitment to enter into a qualifying investment within such 365 day period. In October 2014, we satisfied these obligations under the indenture with respect to our September 2013 transactions by conducting such an offer to repurchase the senior notes. We are also required to comply with these obligations with respect to the proceeds from the sale of our Nevada facilities in January 2015. See “Management’s discussion and analysis—Liquidity and capital resources—Capital resources.”

While we currently expect to reinvest all of the net proceeds noted above, we are unable to make assurances that our plans to invest such proceeds will be achieved or that they will be on acceptable terms to our debt investors, within the prepayment grace period or at all. Any failure by us to invest these proceeds in compliance with our debt instruments could result in a default thereunder and harm our financial condition and operating results. Even if our investments fully comply with the terms of the senior credit agreement and indenture, we cannot assure you that they will generate positive value for us.

Delays in investing proceeds that have not been committed, besides requiring prepayments, may delay and/or impair our growth, revenues and cash flows. We cannot assure you we can identify any acquisition or development opportunities or other investments that meet our investment objectives or that any investment we make will produce a positive return. If we do not invest or apply such proceeds in ways that enhance our value, we may fail to achieve expected financial results and our business, financial condition and result from operations could be materially and adversely affected.

To the extent we engage in other similar capital-raising measures in the future, we may not invest the proceeds we receive from capital-raising measures promptly, effectively or on acceptable terms to our creditors. Subject to the types of restrictions described above, we have discretion over how to use such proceeds, and we may not do so effectively.

We depend on key personnel and losing one or more of our senior management team or local management personnel could have a material adverse effect on our business.

Our business strongly depends upon the services and management experience of our senior management team and local management personnel. We depend on the ability of these senior management team members and key employees to manage growth successfully and on our ability to attract and retain skilled employees. We manage our staffing carefully to enhance efficiency and control our salaries, wages and benefits. Historically our hospitals have not overstaffed or had deep ranks of employees for succession planning but, rather, have maintained an efficient, small group of experienced personnel to manage our day-to-day business operations. If any of our executive officers resign or otherwise cannot serve, our management expertise and ability to deliver healthcare services efficiently and to execute our business strategy could be diminished. If we fail to attract and retain managers at our hospitals and related facilities, our operations could be adversely affected. We do not maintain key man life insurance policies on any of our officers, including our senior corporate executives.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

None of our employees are represented by a union. However, our employees have the right under the National Labor Relations Act to form or affiliate with a union. If some or all of our workforce were to become unionized and the terms of the collective bargaining agreement differed significantly from our current compensation agreements, it could increase our costs and adversely affect our profitability. Participation by our workforce in labor unions could put us at increased risk of labor strikes and disruption of our services.

Our hospitals are subject to compliance and other responsibilities and costs under environmental laws that could lead to material expenditures or liability.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the protection of human health and the environment. We could incur substantial costs to maintain compliance with, and/or address liabilities arising under, these laws and regulations. We could become the subject of future enforcement or other legal proceedings, which could lead to damage claims, fines or criminal penalties if we are found to have liability under these laws and regulations. We also may be subject to requirements related to the investigation or remediation of substances or wastes released into the environment at properties owned or operated by us or our predecessors or at other properties where substances or wastes were sent for off-site treatment or disposal. These remediation requirements may be imposed without regard to fault, and liability for environmental remediation can be substantial.

To our knowledge, we have not been and are not the subject of any investigations relating to noncompliance with or liability under environmental laws and regulations. We maintain insurance coverage for third-party liability related to the storage tanks at our facilities, which consists of several separate insurance policies, each providing for at least $2.0 million per claim and $5.0 million in the aggregate.

If the fair value of our reporting units declines, a material non-cash charge to earnings from an impairment of our goodwill may result.

At June 30, 2015, we had $820.5 million of goodwill recorded in our consolidated financial statements. We expect to recover the carrying value of this goodwill through our future cash flows. On an ongoing basis, we evaluate, based on the fair value of our reporting units, whether the carrying value of our goodwill is impaired. If the carrying value of our goodwill is impaired, we may incur a material non-cash charge to earnings.

Risks related to our managed care operations

Our revenue and profitability could be adversely affected by the loss of, or changes in, Health Choice’s contract with AHCCCS, a failure to control medical costs at Health Choice and other factors related to Health Choice.

Effective October 1, 2013, Health Choice entered into a contract with Arizona Health Care Cost Containment System (“AHCCCS”), Arizona’s Medicaid agency. The contract has an initial term of three years and includes two additional one-year renewal options that can be exercised at the discretion of AHCCCS. The contract is terminable without cause on 90 days written notice or for cause upon written notice if Health Choice fails to comply with any term or condition or fail to take corrective action as required to comply with the terms of the contract. AHCCCS can also terminate our contract upon unavailability of state or federal funding. If our existing contract with AHCCCS is terminated, our financial condition, cash flows and results of operations would be materially adversely affected. The contract allows Health Choice to serve Medicaid members in the following Arizona counties: Apache, Coconino, Gila, Maricopa, Mohave, Navajo, Pima and Pinal. For the years ended September 30, 2014, 2013 and 2012, Health Choice’s contract with AHCCCS contributed 23.6%, 22.0% and 22.9%, respectively, to our consolidated total revenue.

In response to state budgetary issues in Arizona during recent years, AHCCCS worked to control its costs, through cuts in provider reimbursement and capitation premiums, targeted reductions in Medicaid eligible beneficiaries, the imposition of a tiered profit sharing plan and implementing a risk-based or severity-adjusted payment methodology for all health plans. Capitation rates for each health plan and geographic service area are adjusted annually based on the severity of treatment episodes experienced by each plan’s membership compared to the average over a specified 12-month period. Adjustments are calculated using diagnosis codes and procedural information from medical and pharmacy claims data, in addition to member demographic information. Each year, capitation rates are risk adjusted prospectively approximately six months into the contract year and then retroactively back to the start of the contract year. AHCCCS has implemented a tiered profit sharing plan, which is administered through an annual reconciliation process with all participating managed Medicaid health plans and will limit our net profit margins. If AHCCCS continues to reduce capitation premium rates, implements further eligibility restrictions or makes further alterations to the payment structure of its contracts, our results of operations and cash flows may be materially adversely affected.

Although Health Choice’s enrollment declined during recent years, in fiscal 2014, it experienced significant enrollment growth following the governor of Arizona’s 2013 signing into law the state’s expansion of its Medicaid program under the Health Reform Law, which includes increased eligibility for adults, children and pregnant women, and the restoration of eligibility to childless adults previously frozen. The expansion of the state’s Medicaid program under the Health Reform Law may result in the addition of approximately 350,000 people to its Medicaid rolls over the next few years. As described above, the Health Reform Law, which became effective on January 1, 2014, faced and may continue to face opposition from groups considering lawsuits to challenge the passage of the law. The law was also implemented with a roll back provision if the federally matched portion is reduced by 80% from its current levels. If additional changes to the Arizona Medicaid program are implemented, our revenue and earnings could be significantly impacted.

Further, while the Arizona legislature approved an expansion of Medicaid in 2013 which became effective on January 1, 2014, a lawsuit filed by several state lawmakers has challenged the legality of a provider fee assessed to all providers and used to help pay for Arizona’s Medicaid expansion. On August 26, 2015, the Arizona State Superior Court upheld the legality of the provider fee, thus preserving the existing funding for Medicaid expansion in Arizona. The plaintiffs are expected to appeal the Arizona Superior Court’s decision. If the legality of the provider fee used to help fund Arizona’s Medicaid expansion is ultimately successfully challenged on appeal, this may result in the loss of certain funding for the state’s Medicaid program, which could potentially result in changes that restrict eligibility and increase the number of uninsured individuals and adversely affecting our operations in Arizona. In addition, if similar challenges are successful in other states where we operate, we may be similarly adversely affected by such challenges.

AHCCCS and the Medicaid agency in Utah, with the required approval of CMS, set the capitated rates received at Health Choice which subcontracts with physicians, hospitals and other healthcare providers to provide services to its enrollees. If Health Choice fails to manage healthcare costs effectively, these costs may exceed the payments it receives. Our medical loss ratio (medical claims expense as a percentage of premium revenue) for the years ended September 30, 2014, 2013 and 2012, was 87.7%, 84.1% and 83.1%, respectively. Relatively small changes in these medical loss ratios can create significant changes in the profitability of Health Choice. Many factors can cause actual healthcare costs to exceed the capitated rates Health Choice receives, including:

•	an inability to contract with cost-effective healthcare providers;
•	the increased cost of individual healthcare services and new drug therapies;
•	the type and number of individual healthcare services delivered; and
•	catastrophes, epidemics or other unforeseen occurrences.

Although Health Choice has been able to manage medical claims expense through a variety of initiatives, it may not continue to manage medical claims expense effectively. Any future growth in members increases the risk associated with managing health claims expense. If our medical claims expense increases, our financial condition or results of operations may be materially adversely affected.

Effective October 1, 2013, Health Choice began offering insurance plans on the Arizona state insurance exchange (“AZ Exchange”). The profitability of our insurance plans offered on the AZ Exchange is directly linked with the ability of the AZ Exchange to attract a sufficient cross-section of risk membership to balance high and low cost membership. If the AZ Exchange is not perceived as attractive to healthier low cost consumers, the AZ Exchange could become susceptible to enrollment of a disproportionate amount of older members and/or members requiring higher utilization of medical services, a phenomenon known as “adverse selection.” The Health Reform Law includes provisions to mitigate the risk of adverse selection; however, there can be no assurance these provisions will be effective. The effectiveness of these provisions will not be known until certain provisions of the Health Reform Law are fully implemented. If our profitability decreases because of adverse selection, our financial condition or results of operations may be adversely affected.

Health Choice’s failure to successfully execute its growth strategy and expand its product lines, including its MSO services, may result in reduction or elimination of anticipated revenue or profitability and could have materially adverse consequences on our financial condition and results of operations.

We have sought to grow Health Choice’s business lines both in Arizona and beyond its core Arizona managed Medicaid operations. These growth initiatives include expansion of our service lines, expansion of our managed Medicaid business into other states, delivery of MSO services to third-party insurers and operation of accountable care networks in a manner that allows participating providers to engage in value- and risk-based contracts with such insurers.

Each of these growth strategies and expansion opportunities involves risks and there can be no assurance that we will successfully execute them. While Health Choice intends to pursue an expansion of its MSO and managed care solutions businesses, there can be no assurance that Health Choice will be successful in its efforts to diversify its client base, service offerings and geographic reach and compete successfully against other more established MSOs. For instance, in 2014, Health Choice Florida commenced operating as a MSO in the state of Florida, and employs approximately 100 employees located primarily in the Tampa area, providing managed care and administrative services for a large national insurer’s managed Medicaid plan members. Such service relationships, including Health Choice Florida’s existing arrangement with a large national insurer, customarily include rigorous performance standards applicable to the third party service provider and significant penalties associated with nonperformance, including termination rights of the service provider. If Health Choice does not meet these performance obligations and contractual penalties are imposed or termination rights are exercised as a result, this may result in an elimination or reduction in our anticipated revenue and profitability.

When we expand our core managed Medicaid business into new markets or service lines, we face competition with other managed Medicaid providers, many of whom may have incumbent relationships with state Medicaid agencies or who may be part of larger, more established regional or national insurance companies. Additionally, where Health Choice contracts with government agencies with respect to new business opportunities, there can be no assurance that such government programs will not be materially changed or that our contracts will be renewed and not be terminated, and as a result, we may not realize the benefits of these contracts. Furthermore, our development of accountable care networks involves significant challenges. These include efforts of other provider-based health systems to establish competing networks, recruit sufficient numbers of physicians into these networks, develop arrangements with sufficient payors, and effectively coordinate care and manage the health of various populations through these networks in a profitable manner. If we fail to execute successfully on any of these strategies, it will result in reduction or loss of anticipated revenue or profitability.

Our inability to effectively maintain and upgrade information technology systems used in our managed care operations, or the costs associated with such replacements and upgrades, could adversely affect our operations and financial results.

As with the healthcare information technology systems we use in our acute care operations, we invest heavily in our managed care information systems, and these systems evolve rapidly and are subject to extensive regulatory requirements. The replacement of any information technology system upon which we rely may be financially and administratively burdensome to us. Such replacements, upgrades and similar projects require modifications to our capital expenditure plans and constrain our ability to pursue other opportunities requiring significant capital and management resources. Additionally, such upgrades may be time consuming and complex from an administrative standpoint. If our implementation of a replacement technology system is inefficient, delayed or ineffective, we may experience disruptions or delays in our day-to-day administrative and care management processes, experience errors related to sharing of patient care information and declines in member, provider and/or employee satisfaction. Because the healthcare information technology business, regulatory requirements and the needs of our healthcare providers and health plan members continuously evolve, we cannot assure you that we will not incur such financial and administrative difficulties, which may have an adverse effect on our business, financial condition and results of operations.

Material risks are associated with participating in government-sponsored programs such as Medicaid, Medicare and the Exchanges, including dependence upon government funding, changes occurring because of the Health Reform Law, compliance with government contracts and increased regulatory oversight.

Health Choice contracts with state departments of health, Medicaid agencies and CMS to provide managed healthcare services. Revenues from the Medicaid and Medicare programs are dependent, in whole or in part, upon annual funding from the federal government through CMS and/or applicable state or local governments. Funding for these programs depends on many factors outside our control, including general economic conditions, tax revenues, continuing government efforts to contain healthcare costs, budgetary constraints at the federal or applicable state or local level, and general political issues and priorities. These governmental agencies have the right not to renew or cancel their contracts with Health Choice on short notice without cause or if funds are not available. Unanticipated changes in funding by the federal or state governments could substantially reduce our revenues and profitability.

State governments have experienced tight budgetary conditions within their Medicaid programs due to difficult macroeconomic conditions and increases in the Medicaid eligible population. We anticipate this will require government agencies with which we contract to find funding alternatives, which may cause reductions in funding. If any state in which Health Choice operates were to decrease premiums paid to Health Choice, or pay Health Choice less than the amount to keep pace with its cost trends, it could have a material adverse effect on Health Choice’s revenues and results of operations. Economic conditions affecting state governments and agencies could also result in delays in receiving premium payments. If there is a significant delay in Health Choice’s receipt of premiums to pay health benefit costs, it could have a material adverse effect on our results of operations, cash flows and liquidity.

At both the federal and state government levels, legislative and regulatory proposals have been made related to, or potentially affecting, the health care industry, including but not limited to limitations on managed care organizations, including benefit mandates, and reform of the Medicaid and Medicare programs. Any such legislative or regulatory action, including benefit mandates or reform of the Medicaid and Medicare programs, could have the effect of reducing the premiums paid to us by governmental programs, increasing our medical and administrative costs or requiring us to materially alter the manner in which we operate. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect or ramifications of such future legislation, action or regulation on our managed care business.

The Medicare program has been the subject of recent regulatory reform initiatives, including the Health Reform Law. Effective in 2012, the Health Reform Law tied a portion of each Medicare Advantage plan’s reimbursement to the plan’s “star rating” by CMS, with those plans receiving a rating of three or more stars eligible for quality-based bonus payments. The star rating system considers various measures adopted by CMS, including quality of care, preventative services, chronic illness management and customer satisfaction. Beginning in 2015, plans must have a minimum of a “three star” rating to retain its contract with CMS and must have a star rating of four or higher to qualify for bonus payments. While Health Choice currently has a “three star” rating, if it does not maintain its star rating, its plan may be terminated, and if it does not continue to improve its star rating, it may not be eligible for full-level quality bonuses, which could adversely affect the benefits its plans offer, reduce our customer base, reduce profit margins or eliminate one or more of its plans all together.

Medicare has implemented a Hierarchical Condition Categories model to adjust capitation payments to private Medicare Advantage healthcare plans for the health expenditure risk of their beneficiaries. The CMS Risk Adjustment Model measures the disease burden which is correlated to diagnosis codes dependent upon clinical documentation and claims files. Each year CMS re-calibrates its model, pressuring acuity adjustment payments. If Health Choice does not maintain or continue to improve the effectiveness with which its provider delivery system codes the acuity of its patients, its financial performance could be adversely affected.

Contracts with CMS and the state governmental agencies contain certain provisions regarding data submission, provider network maintenance, quality measures, claims payment, continuity of care, call center performance and other requirements. If Health Choice fails to comply with these requirements, it may be subject to fines or penalties that could adversely affect its profitability.

In addition, Health Choice’s Exchange plan subsidiary in the State of Arizona and its Utah managed Medicaid plan subsidiary are subject to regulations by the respective state’s department of insurance oversight and health maintenance organization rules. These require those business lines to operate under requirements governing minimum amounts of permissible capital, adequacy of provider networks and other complex rules. Under the rules, if the ratio of the insurer’s adjusted surplus to its risk-based capital falls below statutorily required minimums, the insurer could be subject to regulatory actions ranging from increased scrutiny to conservatorship. We cannot assure that future action taken by state insurance or health maintenance organization authorities, or federal authorities regarding our Exchange plan products, will not have a material adverse effect on Health Choice’s health plan products or its business, financial condition or results of operations.

Failure to comply with various state and federal healthcare laws and regulations, including those directed at preventing fraud and abuse in government funded programs, could cause investigations or litigation, with imposing fines, limitations on Health Choice’s ability to expand, restrictions or exclusions from program participation or other agreements with a federal or state governmental agency that could adversely affect its business, cash flows, financial condition and results of operations.

Managed care organizations have been the subject of federal and state investigations, and we may become subject to additional investigations that could cause significant liabilities or penalties to us.

Our managed care business is extensively regulated by the federal government and the states in which we operate. The laws and regulations governing our managed care operations are generally intended to benefit and protect health plan members and providers rather than stockholders and creditors. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer, and how we interact with our members, providers and the public. Any violation by us of applicable laws or regulations could reduce our revenues and profitability, thereby having a material adverse effect on our financial condition and results of operations.

We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our managed care business. The following are examples of types of potential litigation and regulatory investigations we face:

•	claims by government agencies relating to compliance with laws and regulations;

•	claims relating to sales practices;

•	claims relating to the methodologies for calculating premiums;

•	claims relating to the denial or delay of health care benefit payments;

•	claims relating to claims payments and procedures;

•	claims relating to provider marketing;

•	claims by providers for network termination or exclusion;

•	anti-kickback claims;

•	medical malpractice or negligence actions based on our medical necessity decisions or brought against us on the theory that we are liable for our providers’ malpractice or negligence;

•	allegations of anti-competitive and unfair business activities;

•	provider disputes over compensation and termination of provider contracts;

•	allegations of discrimination;

•	allegations of breaches of duties;

•	claims relating to inadequate or incorrect disclosure or accounting in our public filings;

•	allegations of agent misconduct;

•	claims related to deceptive trade practices; and

•	claims relating to audits and contract performance.

As we contract with various governmental agencies to provide managed health care services, we are subject to various reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit, investigation or result from litigation could result in:

•	loss of our right to participate in government-sponsored programs, including Medicaid and Medicare;

•	forfeiture or recoupment of amounts we have been paid pursuant to our government contracts;

•	imposition of significant civil or criminal penalties, fines or other sanctions on us and/or our key associates;

•	reduction or limitation of our membership;

•	damage to our reputation in various markets;

•	increased difficulty in marketing our products and services;

•	restrictions on acquisitions or dispositions;

•	suspension or loss of one or more of our licenses to act as an insurer, health maintenance organization (“HMO”) or third-party administrator or to otherwise provide a service; and

•	an event of default under our debt agreements.

In particular, because we receive payments from federal and state governmental agencies, we are subject to various laws commonly referred to as “fraud and abuse” laws, including the FCA, which permit agencies and enforcement authorities to institute suit against us for violations and, in some cases, to seek treble damages, penalties and assessments. Many states, including states where we currently operate, have enacted parallel legislation. Liability under such federal and state statutes and regulations may arise if we know, or it is found that we should have known, that information we provide to form the basis for a claim for government payment is false or fraudulent.

Some courts have permitted FCA suits to proceed if the claimant was out of compliance with program requirements. Liability for such matters could have a material adverse effect on our financial position, results of operations and cash flows. Qui tam actions under federal and state law can be brought by any individual on behalf of the government. Qui tam actions have increased significantly in recent years, causing greater numbers of health care companies to defend false claim actions, pay fines or be excluded from Medicare, Medicaid or other state or federal health care programs as a result of investigations arising out of such actions. Qui tam actions may have been filed against of us of which we are presently unaware, or qui tam actions may be filed against us in the future.

Health Choice’s medical membership remains concentrated in certain geographic areas and governmental health plan offerings, exposing us to unfavorable changes in local economic and governmental conditions.

Despite its recent expansion into new service lines and geographic markets, including management and administrative services, the formation of a Utah managed Medicaid plan, the launch of an Arizona Exchange plan, and provider networking on behalf of our acute care operations in certain markets, Health Choice’s core business remains its Arizona managed Medicaid plan, which as of June 30, 2015 served 237,200 members. Health Choice maintains this business subject to its contract with AHCCCS, the current version of which became effective October 1, 2013, and has a term of three years, subject to two one-year renewal terms at the option of AHCCCS. Health Choice’s continued maintenance of its managed Medicaid business in Arizona depends upon its ability to meet its contractual obligations under its governmental contracts, and win awards for new such contracts during the state’s periodic procurement or request for proposal (“RFP”) process. These RFP processes typically involve intense competition with local and national managed care payors, many of whom have varying operational and greater financial resources than Health Choice. There can be no assurance that Health Choice’s managed Medicaid business will continue to perform effectively in this competitive landscape or continue to be awarded Arizona state contracts during future RFP cycles.

Unfavorable changes in healthcare or other benefit costs or reimbursement rates or increased competition in those geographic areas where Health Choice’s membership is concentrated could have a disproportionately adverse effect on our operating results. Health Choice’s membership has been and may continue to be affected by unfavorable general economic and state budgetary conditions, which in recent years have involved challenges such as capitation rate cuts by the state of Arizona and a tightening of eligibility requirements for Medicaid coverage, including past reductions in Medicaid coverage for childless adults.

If Medicaid programs, including the state of Arizona through its AHCCCS program, fail to provide supplemental payments to Health Choice for new or experimental drugs that physicians and consumers deem medically necessary, then Health Choice’s pharmaceutical costs and medical loss ratio may increase, and Health Choice’s profitability may decrease.

New or experimental drugs for which AHCCCS or other governmental agencies do not provide supplemental payments or other subsidies may affect Health Choice’s financial performance. For instance, during our 2014 fiscal year, Gilead Sciences, Inc. began marketing its pharmaceutical Sofosbuvir, commonly called Sovaldi, as a cure for patients diagnosed with Hepatitis C, a virus that spreads from person to person through blood and infects the liver. Medical costs involved with a single health plan member’s treatment through new or experimental drugs such as Sovaldi can exceed Health Choice’s annual capitation payment attributable to such plan member by many multiples. When rates are established during routine contracting cycles for Health Choice in its bids with state Medicaid agencies in Arizona and Utah, the availability and related costs of new and experimental drugs such as Sovaldi are often not fully taken into account, which can result in unexpected medical costs in the treatment of patients whose needs for such treatments are determined to be a medically necessary treatment.

In response to development of new pharmaceuticals and treatments, such as Sovaldi, there can be no assurance that state Medicaid programs, including AHCCCS and other governmental agencies, will retroactively or timely adjust their capitation payments to us under our contracts with them, in which case Health Choice may be forced to bear the financial cost of those new pharmaceuticals and treatments for covered patients it manages, either temporarily or permanently. These unanticipated medical costs, if not partially or fully reimbursed by governmental agencies, may increase our medical loss ratio and reduce the profitability of our managed care operations.

Health Choice’s profitability depends upon its ability to accurately predict and control healthcare costs.

A substantial majority of the revenue Health Choice receives is used to pay the costs of healthcare services or supplies delivered to our members. The total healthcare costs it incurs are affected by the number and type of individual services provided and the cost of each service. Our future profitability will depend, in part, on Health Choice’s ability to accurately predict healthcare costs and to control future healthcare utilization and costs through, utilization management, product design and negotiation of favorable physician provider, hospital and pharmacy contracts. Periodic renegotiations of healthcare provider contracts, coupled with continued consolidation of physician, hospital and other provider groups, may cause increased healthcare costs or limit our ability to negotiate favorable rates. Changes in utilization rates, demographic characteristics, the regulatory environment, healthcare practices, inflation, new technologies, new high cost drug therapies, clusters of high-cost cases, continued consolidation of physician, hospital and other provider groups and numerous other factors affecting healthcare costs may negatively impact our ability to predict and control healthcare costs and, thereby materially adversely affecting our financial condition, results of operations and cash flows. In addition, a large scale public health epidemic, such as the avian flu or Ebola, could affect our ability to control healthcare costs.

For several years, one of the fastest increasing categories of our healthcare costs has been the cost of hospital-based products and services. Factors underlying the increase in hospital costs include, but are not limited to, the underfunding of public programs, such as Medicaid and Medicare, growing rates of uninsured individuals, new technology, state initiated mandates, alleged abuse of hospital chargemasters, an aging population and, under certain circumstances, relatively low levels of hospital competition. In addition to hospital costs, pharmacy costs for specialty medication and compounds trended higher than any other medical expense category of service in 2014 and included such medications as Sovaldi. New specialty drugs are being fast tracked through FDA trials. In connection with these new treatments Health Choice must meet certain medical necessity requirements for its Medicaid and Medicare program contracts with regard to the provision of medication therapy. Due to this paradigm, pharmacy costs likely may outpace capitation reimbursement rates, adversely affecting our financial condition.

Changes in the prescription drug industry pricing benchmarks may adversely affect our financial performance.

Pharmaceutical products and services constitute a significant portion of Health Choice’s medical costs. Contracts in the prescription drug industry use certain published benchmarks to establish pricing for prescription drugs. These benchmarks include average wholesale price, referred to as “AWP,” average selling price, referred to as “ASP,” and wholesale acquisition cost. It is uncertain whether pharmacy providers, pharmacy benefit managers, or PBMs, and others in the prescription drug industry will continue to utilize AWP as it has been calculated, or whether other pricing benchmarks will be adopted for establishing prices within the industry. Legislation may lead to changes in the pricing for Medicare and Medicaid programs. Regulators have investigated the use of AWP for federal program payment, and whether using AWP has inflated drug expenditures by the Medicare and Medicaid programs.

Federal and state proposals have sought to change the basis for calculating payment of certain drugs by the Medicare and Medicaid programs. Adoption of ASP in lieu of AWP as the measure for determining payment by Medicare or Medicaid programs for the drugs sold in our mail-order pharmacy business may reduce the revenues and gross margins of this business, which may cause a material adverse effect on our results of operations, financial position and cash flows.

If Health Choice fails to develop and maintain satisfactory relationships with physicians, hospitals and ancillary healthcare providers, our business and results of operations may be adversely affected.

Health Choice contracts with physicians, hospitals and other healthcare providers to provide healthcare services rendered to our health plan members. Its results of operations depend on our ability to contract for these services at competitive rates. In any market, physicians, hospitals and healthcare providers could refuse to contract with any of our health plans, demand higher payments or take other actions that could cause higher medical costs or less desirable products for our customers. In some markets, certain providers, particularly hospitals, physician/hospital organizations and multi-specialty physician groups, may have significant or controlling market positions that could cause a diminished bargaining position for us. If providers refuse to contract with Health Choice, use their market position to negotiate favorable contracts or place us at a competitive disadvantage, our ability to market products or to be profitable in those areas could be materially and adversely affected.

Our ability to develop and maintain satisfactory relationships with healthcare providers also may be negatively affected by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels, increasing revenue and other pressures on healthcare providers and consolidation activity among hospitals, physician groups and healthcare providers. Ongoing reductions by CMS and state governments in amounts payable to providers for services provided to Medicare and Medicaid enrollees may pressure the financial condition of certain providers and adversely affect our ability to maintain or develop new cost-effective healthcare provider contracts or result in a loss of revenues or customers.

Recent and continuing consolidation among physicians, hospitals and other healthcare providers, development of accountable care organizations and other changes in the organizational structures that physicians, hospitals and healthcare providers choose may change the way these providers interact with us and may change the competitive landscape in which we operate. Sometimes, these organizations may compete directly with us, potentially affecting how we price our products or causing us to incur increased costs if we change our operations to be more competitive.

Out-of-network providers have no pre-established understanding with us about the compensation due for their services. Some states define by law or regulation the amounts due, but usually it is not defined or is established by a standard not clearly translatable into dollar terms. In such instances, providers may believe that they were underpaid and may litigate or arbitrate their dispute with us or try to recover from our customers the difference between what we have paid them and the amount they charged us. The outcome of disputes where we have no provider contract may cause us to pay higher medical or other benefit costs than we projected, which may adversely affect our cash flows and profitability.

Health Choice depends on the success of its relationships with third parties for various services and functions, including pharmacy benefit and radiation management services.

As part of its operations, Health Choice contracts with third parties for selected services and functions, including pharmacy benefit management services, radiology benefit management services, and various other service providers in areas such as information technology and disease management services. Health Choice’ operations may be vulnerable if these third parties fail to perform their obligations to it or if the arrangement is terminated. If there are delays or difficulties that cause our third party vendors to not perform as expected, Health Choice may not realize, or realize on a timely basis, the anticipated operating efficiencies and financial benefits of these relationships. Violation of or noncompliance with laws by our third party vendors could increase Health Choice’s exposure of liability to its members and government regulators. Noncompliance with any privacy or security laws and regulations or any security breach involving one of its third-party vendors could have a material adverse effect on Health Choice’s business, results of operations, financial condition, liquidity and reputation.

Risks related to capital structure

Servicing our indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may not generate sufficient cash flow to service our debt obligations, including making payments on our 8.375% Senior Notes and Senior Secured Credit Facilities.

As of June 30, 2015, we had outstanding $849.9 million in aggregate principal amount of 8.375% senior notes due 2019 (“Senior Notes”), which mature on May 15, 2019. We also have entered into our senior secured credit facilities, which include (1) amounts outstanding under our senior secured term loan of $981.9 million, maturing in May 2018 and (2) a senior secured revolving credit facility of $300.0 million, maturing in May 2016, of which up to $150.0 million may be utilized for issuing letters of credit (together, the “Senior Secured Credit Facilities”). Our ability to borrow funds under our revolving credit facility is subject to the financial viability of the participating financial institutions. If any of our creditors were to suffer financial difficulties, or if the credit markets deteriorated, our ability to access funds under our revolving credit facility could be limited.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowing will be available to us under our Senior Secured Credit Facilities in an amount sufficient to enable us to pay the principal and interest on our indebtedness, including the Senior Notes and term loan, or to fund our other liquidity needs. Our ability to fund these payments is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. We may need to refinance all or a portion of our indebtedness, including the Senior Notes and term loan, by maturity. We cannot assure you we can refinance any of our indebtedness, on commercially reasonable terms or otherwise. In addition, the terms of existing or future debt agreements, including the amended and restated credit agreement governing the Senior Secured Credit Facilities and the indenture governing the Senior Notes, may restrict us from affecting any of these alternatives.

During the current fiscal year, along with interest on our Senior Secured Credit Facilities, we must repay $10.1 million in principal under our Senior Secured Credit Facilities and $71.2 million in interest under the Senior Notes. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due;

•	our secured debt lenders could terminate their commitments and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Our substantial indebtedness could adversely affect our financial flexibility and our competitive position.

We have significant indebtedness. As of June 30, 2015, we had $1.85 billion of indebtedness outstanding, besides availability under the revolving credit portion of our Senior Secured Credit Facilities. Our substantial amount of indebtedness could have significant consequences on our financial condition and results of operations. It could:

•	make it more difficult for us to satisfy our obligations regarding our outstanding debt;

•	increase our vulnerability to adverse economic and industry conditions;

•	expose us to fluctuations in the interest rate environment because the interest rates under our Senior Secured Credit Facilities are variable;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in the business and industry in which we operate;

•	restrict us from exploiting business opportunities;

•	place us at a disadvantage compared to our competitors that have less debt; and

•

limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes or to refinance our existing debt.

We, including our subsidiaries, can incur substantially more indebtedness, including senior secured indebtedness.

Subject to the restrictions in our Senior Secured Credit Facilities and the indenture governing the Senior Notes, we, including our subsidiaries, may incur significant additional indebtedness. As of June 30, 2015:

•	we had $849.9 million of senior unsecured indebtedness under the Senior Notes;

•	we had $981.9 million of senior secured debt outstanding under our Senior Secured Credit Facilities; and

•

subject to compliance with customary conditions, we had available to us $216.3 million (after consideration of outstanding letters of credit totaling $83.7 million under our revolving credit facility) under the revolving credit portion of our Senior Secured Credit Facilities, which, if borrowed, would be senior secured indebtedness.

Although our Senior Secured Credit Facilities and the indenture governing the Senior Notes, contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to several important exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. If we and our subsidiaries incur significant additional indebtedness, the related risks we face could increase.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Agreements governing our indebtedness and the indenture governing the Senior Notes contain, and any future indebtedness may contain, several restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries, including restrictions on our or our subsidiaries’ ability to:

•	incur additional indebtedness or issue disqualified stock or preferred stock;
•	pay dividends or make other distributions on, redeem or repurchase our capital stock;
•	sell certain assets;
•	make certain loans and investments;
•	enter into certain transactions with affiliates;
•	incur liens on certain assets to secure debt;
•	pay dividends or make payments or distributions to us and our subsidiaries; or
•	consolidate, merge or sell all or substantially all of our assets.

Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other corporate opportunities. The breach of any of these restrictions could cause a default under the indenture governing the Senior Notes or under our Senior Secured Credit Facilities.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Borrowings under our Senior Secured Credit Facilities bear interest at variable rates. Interest rate changes could affect our interest payments, and our future earnings and cash flows, assuming other factors are held constant. We have, and may, enter into interest rate hedging instruments to reduce our exposure to interest rate volatility; however, any hedging instruments we enter into may not fully mitigate our interest rate risk. An increase in interest rates, whether because of an increase in market interest rates or an increase in our own cost of borrowing, would increase the cost of servicing our debt and could materially reduce our profitability.

Our failure by us or our subsidiaries to comply with the agreements relating to our outstanding indebtedness, including because of events beyond our control, could cause an event of default that could materially and adversely affect our results of operations and our financial condition.

If we or our subsidiaries defaulted under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding regarding that debt to be due immediately. Upon acceleration of certain of our other indebtedness, holders of the Senior Notes could declare all amounts outstanding under the Senior Notes immediately due and payable. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we cannot repay, refinance or restructure our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. In addition, counterparties to some of our contracts material to our business may amend or terminate those contracts if we have an event of default or a declaration of acceleration under certain of our indebtedness, which could adversely affect our business, financial condition or results of operations.

Risks related to this offering and ownership of our common stock

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock you purchase. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not indicate prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering for them.

You will incur immediate and substantial dilution.

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book deficit per share of our common stock after this offering. This dilution results from the fact that the initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our common stock attributable to our presently outstanding shares of common stock. Based on our net tangible book deficit as of June 30, 2015 and upon the issuance and sale of                 shares of common stock by us at an assumed initial public offering price of $                 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $             per share. We also have many outstanding stock options to purchase common stock with exercise prices below the estimated initial public offering price of our common stock. If these options are exercised, you will experience further dilution. In addition, to the extent our outstanding restricted stock units (“RSUs”) are settled in stock, upon issuance you will experience further dilution. See “Dilution.”

Our stock price may change significantly following the offering, and you could lose all or part of your investment.

We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “Risks related to our business” and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations on our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties or governmental entities of significant claims or proceedings against us;

•	new laws and governmental regulations applicable to the healthcare industry, including the Health Reform Law;

•	a default under the agreements governing our indebtedness;

•	future sales of our common stock by us, directors, executives and significant stockholders; and

•	changes in domestic and international economic and political conditions and regionally in our markets.

The stock market experiences volatility that, sometimes, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

Following periods of market volatility, stockholders often have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The market price of our common stock could decline because of sales of many shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility these sales may occur, also might make it more difficult for us to sell equity securities at a time and at a price we deem appropriate. After completing this offering, we will have              shares of common stock outstanding. This number includes              shares being sold in this offering, which may be resold immediately in the public market.

We and the selling stockholders, our executive officers and directors and the Sponsors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after this prospectus without first obtaining the written consent of certain of the underwriters. In addition, under our stockholders’ agreements, we have granted certain stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”) covering resales of our common stock held by them. These shares will represent approximately     % of our outstanding common stock after this offering (    % if the underwriters’ option to purchase additional shares is exercised in full). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions for shares held by persons deemed our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our stock could decline if the holders of shares sell them or are perceived by the market as intending to sell them. See “Certain relationships and related party transactions” and “Shares eligible for future sale.”

As of June 30, 2015,              shares of our common stock were outstanding,              shares were issuable upon exercising outstanding vested stock options under our stock incentive plans,              shares were subject to outstanding unvested stock options under our stock incentive plans,              shares were issuable upon the vesting of outstanding RSUs and, effective upon the consummation of this offering,              shares will be reserved for future grant under our stock incentive plans. Shares acquired upon exercising vested options under our stock incentive plan will first become eligible for resale after the date of this prospectus. Sales of many shares of our common stock following the vesting of outstanding stock options and RSUs could cause the market price of our common stock to decline.

Because we do not intend to pay cash dividends on our common stock for the foreseeable future, you may receive no return on your investment unless you sell your common stock for a price greater than that which you paid for it.

We intend to retain future earnings for future operation, expansion and debt repayment and do not intend to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends will be made at the discretion of our board of directors (“Board” or “Board of Directors”) and will depend on our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of

Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior secured credit facilities and the indenture governing our notes. You may receive no return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Our failure to maintain adequate internal controls over our financial and management systems may cause errors in our financial reporting, which could cause a loss of investor confidence and result in a decline in the price of our common stock.

We are not currently required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act, and are therefore not required to obtain an auditor attestation report on the effectiveness of our internal controls over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. We would be required to obtain an auditor attestation report on the effectiveness of our internal controls over financial reporting no later than for our fiscal year ending September 30, 2017.

In our second fiscal quarter of 2015, our management team, with the participation of our Chief Executive Officer and Chief Financial Officer, identified a material weakness in internal control over financial reporting. As a result, we determined that certain of our consolidated financial statements, including with respect to our 2014 fiscal year, needed to be restated. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the relevant periods, our management identified a lack of sufficient controls regarding appropriate segregation of duties with respect to our managed care business’ accounting for estimated program settlements under our largest state managed Medicaid contract. A lack of appropriate segregation of duties occurred because the former managed care division finance employee charged with reviewing journal entries with respect to such program settlements also prepared the related supporting schedules. In light of this deficiency, we have devoted significant efforts and resources to the remediation and improvement of our internal controls. The following are among the changes we implemented since identification of this deficiency: (1) adoption of additional levels of corporate oversight to ensure that the preparation of supporting schedules with respect to these program settlement estimates and review of the related journal entries are undertaken by separate individuals; (2) adding levels of substantive review with respect to such estimated program settlements; and (3) providing additional training and education for, and increasing communication among, corporate finance and managed care finance division employees involved in the reporting of such program settlement estimates. We have conducted testing of the design and operating effectiveness of our remediation efforts in this area. We believe that the controls that we have implemented have remediated this material weakness in our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to supplement or modify certain of the remediation efforts described above. However, we cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses.

Evaluation by us of our internal controls over financial reporting may identify additional material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of NYSE listing rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect our business, financial condition and results of operations and could also lead to a decline in the price of our common stock.

Some provisions of Delaware law and our governing documents could discourage a takeover that stockholders may consider favorable.

In addition to the Sponsors’ ownership of a controlling percentage of our common stock, our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” While we have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that neither IASIS Investment LLC (“IASIS Investment”) nor the Sponsors will not be deemed to be “interested stockholders,” and accordingly will not be subject to such restrictions.

Because our Board is responsible for appointing the members of our senior management, the foregoing provisions of our certificate of incorporation and bylaws may frustrate or prevent any attempts by our stockholders to replace or remove our current management, or otherwise change the strategic direction of the Company, by making it more difficult for stockholders to replace members of our Board of Directors. In addition, certain of these provisions may limit your ability to sell your stock for a price in excess of the prevailing market price in a transaction that is not approved by our Board of Directors. See “Description of capital stock.”

The Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are controlled, and after this offering is completed will continue to be controlled, by IASIS Investment, whose managing member is affiliated with TPG. The Sponsors will indirectly own through their investment in IASIS Investment approximately     % of our common stock after completing this offering (    % if the underwriters’ option to purchase additional shares is exercised in full). In addition, TPG and JLL may designate a majority of the seats on our Board of Directors. The Sponsors will have control over our decisions to enter into any corporate transaction (and the terms thereof) and the ability to prevent any change in the composition of our Board of Directors and any transaction that requires stockholder approval whether others believe that such change or transaction is in our best interests. So long as the Sponsors continue to indirectly hold a majority of our outstanding common stock, they can control the vote in any election of directors, amend our amended and restated certificate of incorporation or amended and restated bylaws or take other actions requiring the vote of our stockholders. Even if such amount is less than 50%, the Sponsors will continue to strongly influence or control our decisions.

Our Sponsors make investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors also may pursue acquisition opportunities that may be complementary to our business and those acquisition opportunities may not be available to us.

We are a “controlled company” within the meaning of the NYSE rules and will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies subject to such requirements.

After completion of this offering, IASIS Investment will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which over 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors comprise independent directors;

•	the requirement we have a nominating/corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

Following this offering, we intend to utilize these exemptions. Accordingly, in the event the Sponsors’ interests differ from those of other stockholders, and, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our directors who have relationships with our Sponsors may have conflicts of interest with respect to matters involving our company.

Following this offering,              and              of our              directors will be affiliated with TPG and JLL, respectively. Our Sponsor-affiliated directors have fiduciary duties to us and, in addition, will have duties to their respective Sponsors.              additional directors will be Senior Advisors to TPG. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and the Sponsors, whose interests, in some circumstances, may be adverse to ours.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

IASIS Healthcare Corporation is a holding company with nominal net worth. We do not have any material assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our operating subsidiary, IASIS Healthcare LLC and its subsidiaries. As a result, notwithstanding any restrictions on payment of dividends under our existing indebtedness, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from IASIS Healthcare LLC. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

A ratings downgrade or other negative action by a ratings organization could adversely affect the trading price of the shares of our common stock.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. Any such fluctuation in the rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our common stock.

Forward-looking statements

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “continue,” “initiative” or “anticipates” or similar expressions that concern our prospects, objectives, strategies, plans or intentions. Forward-looking statements including, among others, all statements relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates, operating and growth strategies, ability to repay or refinance our substantial existing indebtedness and financial results or to the impact of existing or proposed laws or regulations (including the Health Reform Law). These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe our assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect our actual results. These factors include, but are not limited to:

•

the effects of changes in governmental healthcare programs, principally Medicare, Medicaid and other federal healthcare programs, including limitations or reductions of levels of payments that our hospitals receive under such programs;

•

the effects related to implementation of the Health Reform Law, the possible enactment of additional federal or state healthcare reforms and possible amendments, changes or court challenges to such laws and other federal, state or local laws or regulations affecting the healthcare industry;

•	our Health Choice managed care business’ ability to effectively manage costs of care, maintain its governmental contracts and achieve its service line expansion strategies;

•	the effects of a shift in volume or payor mix from commercial managed-care payors to self-pay and Medicaid;

•	increases in the amount and risk of collectability of uninsured accounts and deductibles and copayment amounts for insured accounts;

•	a reduction in or withholding of government-sponsored supplemental payments to our hospitals;

•	the effects of any inability to retain and negotiate reasonable contracts with managed care plans or if insured patients switch from traditional commercial insurance plans to exchange plans;

•	industry trends towards value-based purchasing and narrow networks and related competitive challenges to our hospitals;

•

possible changes in the Medicare, Medicaid and other state programs, including Medicaid supplemental reimbursement programs or waiver programs, that may impact reimbursement to healthcare providers and insurers;

•	controls imposed by Medicare and third-party payors to reduce admissions and length of stay;

•	competition to attract and retain quality physicians, nurses, technicians and other personnel;

•	the generally competitive nature of the healthcare industry;

•	the possibility of health pandemics and the related impacts on our operations and financial results;

•	a failure of our information systems or breach of our cyber-security protections;

•	the costs and operational challenges associated with information technology and medical equipment upgrades;

•	challenges associated with the implementation of electronic health records and coding systems;

•	compliance with extensive healthcare industry laws, regulations and investigations, including those with respect to patient privacy and physician-owned hospitals;

•	reliance upon services provided by third-party vendors;

•	the effects of local or national economic downturns on our business lines;

•

risks associated with our acquisition and development strategy, including liabilities assumed in acquisitions of facilities and physician practices and our need to effectively integrate acquired companies into our existing operations;

•	increased lease rates and amended lease terms at certain of our facilities in connection with sale-leaseback transactions;

•	the effectiveness of our reinvestment of proceeds from sale-leaseback transactions and asset dispositions;

•	timely completion of under-construction facilities;

•	risks associated with environmental, health and safety laws;

•	risks associated with labor laws;

•	potential adverse accounting impacts associated with goodwill carrying value;

•	our dependence upon the services of key executive management personnel;

•	our ability to maintain adequate internal controls over our financial and management systems;

•	risks related to our indebtedness and capital structure; and

•	other risk factors described in this prospectus.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Use of proceeds

We estimate that the net proceeds we will receive from the sale of              shares of our common stock in this offering, after deducting underwriter discounts and commissions and estimated expenses payable by us, will be approximately $         million. This estimate assumes an initial public offering price of $         per share, the midpoint of the range on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. A              share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the initial public offering price per share set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the anticipated net proceeds from this offering to repay certain of our existing indebtedness. We intend to use the remainder of the net proceeds from this offering, if any, for working capital and other general corporate purposes.

We will receive no proceeds from the sale of shares of our common stock by the selling stockholders if the underwriters exercise the option to purchase additional shares.

Dividend policy

Following completion of the offering, we do not intend to pay any cash dividends on our common stock for the foreseeable future and instead may retain earnings for future operation and expansion and debt repayment. Any decision to declare and pay dividends will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends and distributions from our subsidiaries, which is limited by covenants in our senior secured credit facilities and in the indenture governing our notes. See “Description of indebtedness” and Note 3, Long-term debt, capital leases and other long-term obligations, to both our annual and quarterly consolidated financial statements included elsewhere in this prospectus for restrictions on our ability to pay dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the issuance of shares of common stock by us in this offering and the receipt of approximately $          million in net proceeds from the sale of such shares, assuming an initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, and (2) the application of proceeds from this offering as described in “Use of proceeds.”

You should read this table in conjunction with the information contained in “Use of proceeds,” “Selected financial data,” and “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto, included elsewhere in this prospectus.

	As of June 30, 2015
(dollars in thousands)	Actual	As Adjusted(1)
Cash and cash equivalents	$308,211	$

Long-term debt, including current portions:
Senior secured term loan facility	$979,812	$
Senior notes	846,955
Capital leases and other long-term obligations	18,433

Total debt	$1,845,200

Stockholders’ equity:
Common stock, par value $0.01 per share; 100,000,000 shares authorized and 15,016,097 shares issued and outstanding on an actual basis, shares authorized and shares issued and outstanding on an as adjusted basis	$150	$
Additional paid-in capital	145,732
Accumulated other comprehensive loss	(1,508)
Retained earnings (accumulated deficit)	(24,168)

Total stockholders’ equity	$120,206	$

Total capitalization	$1,965,406	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $ million after deducting underwriting discounts and estimated offering expenses payable by us.

Dilution

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book deficit per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is substantially higher than the net tangible book deficit per share of our common stock attributable to our presently outstanding shares of common stock. We calculate net tangible book deficit per share of our common stock by dividing the net tangible book deficit (total consolidated tangible assets less total consolidated liabilities) by the number of outstanding shares of our common stock.

As of June 30, 2015, we had a historical net tangible book deficit of $            , or $              per share of common stock, based on              shares of our common stock outstanding as of June 30, 2015. Dilution per share to new investors is calculated by subtracting the net tangible book deficit per share of our common stock from the assumed initial public offering price per share of our common stock.

Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book deficit after June 30, 2015, after giving effect to the sale of shares of our common stock in this offering assuming an initial public offering price of $              per share (the midpoint of the offering range shown on the cover of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book deficit as of June 30, 2015 would have been approximately $              million, or $              per share of common stock. This amount represents an immediate increase in net tangible book deficit of $              per share of our common stock to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book deficit per share as of June 30, 2015, before giving effect to this offering	$
Increase in net tangible book deficit per share attributable to investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book deficit per share, after giving effect to this offering		$

Dilution per share to investors in this offering		$

If the underwriters exercise their option in full to purchase additional shares, the pro forma as adjusted net tangible book deficit per share of our common stock after giving effect to this offering would be $              per share of our common stock. This represents an increase in pro forma as adjusted net tangible book deficit of $              per share of our common stock to existing stockholders and dilution of $              per share of our common stock to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) the pro forma as adjusted net tangible book deficit per share of our common stock after giving effect to this offering by $            , or by $              per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us.

The following table summarizes, as of June 30, 2015, on the pro forma basis described above, the total number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

The number of shares of common stock to be outstanding after this offering is based on              shares of common stock outstanding as of June 30, 2015 and excludes the following:

•	shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015 at a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the vesting of outstanding RSUs as of June 30, 2015; and

•	shares of common stock reserved for future issuance under our equity incentive plans as of June 30, 2015.

Selected financial data

The following table sets forth selected financial data of IASIS Healthcare Corporation as of the dates and for the periods indicated. The selected financial data as of September 30, 2014 and 2013 and for each of the years ended September 30, 2014, 2013 and 2012 have been derived from IASIS Healthcare Corporation’s consolidated financial statements appearing elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The selected financial data as of September 30, 2012, 2011 and 2010 and for each of the years ended September 30, 2011 and 2010 presented in this table have been derived from IASIS Healthcare Corporation’s consolidated financial statements that are not included in this prospectus and were not audited by Ernst & Young LLP. The financial data as of June 30, 2015 and for each of the nine months ended June 30, 2015 and 2014 have been derived from our financial statements also appearing herein and were not audited by Ernst & Young LLP.

Our historical results are not necessarily indicative of the results that may be expected in any future period, and our results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. The selected financial data set forth below should be read with, and are qualified by reference to, “Management’s discussion and analysis of financial condition and results of operations,” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012	2011	2010
			(Restated)

Statement of Operations Data
Total revenue	$2,052,659	$1,856,420	$2,502,456	$2,285,054	$2,244,941	$2,250,730	$2,071,439

Costs and expenses
Salaries and benefits	697,098	664,453	892,818	848,010	790,080	679,760	558,860
Supplies	241,696	227,415	299,760	294,409	283,663	257,676	216,490
Medical claims	524,506	436,754	596,778	467,294	466,125	630,202	678,651
Rentals and leases	57,055	54,444	72,714	52,896	42,785	40,284	34,154
Other operating expenses	351,362	311,586	426,933	393,633	415,097	371,705	317,079
Medicare and Medicaid EHR incentives	(7,685)	(9,294)	(14,417)	(20,723)	(21,831)	(9,042)	—
Interest expense, net	96,122	98,300	130,818	133,154	137,687	109,867	89,412
Depreciation and amortization	70,462	70,648	95,312	94,026	101,264	92,265	83,002
Management fees	3,750	3,750	5,000	5,000	5,000	5,000	5,000
Loss on extinguishment of debt	—	—	—	—	—	27,311	—

Total costs and expenses	2,034,366	1,858,056	2,505,716	2,267,699	2,219,870	2,205,028	1,982,648

Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	18,293	(1,636)	(3,260)	17,355	25,071	45,702	88,791
Gain (loss) on disposal of assets, net	(434)	2,868	3,402	(8,982)	2,241	131	258

Earnings from continuing operations before income taxes	17,859	1,232	142	8,373	27,312	45,833	89,049
Income tax expense (benefit)	8,111	7,387	(2,464)	3,504	2,108	16,359	33,004

Net earnings (loss) from continuing operations	9,748	(6,155)	2,606	4,869	25,204	29,474	56,045
Earnings (loss) from discontinued operations, net of income taxes	(2,222)	(5,786)	(14,043)	5,708	6,560	5,044	320

Net earnings (loss)	7,526	(11,941)	(11,437)	10,577	31,764	34,518	56,365
Net earnings attributable to non-controlling interests	(9,214)	(8,857)	(11,668)	(7,215)	(8,712)	(10,354)	(8,279)

Net earnings (loss) attributable to IASIS Healthcare Corporation	(1,688)	(20,798)	(23,105)	3,362	23,052	24,164	48,086
Accrued dividends on preferred stock	—	—	—	—	(3,689)	(4,706)	(9,101)

Net earnings (loss) attributable to common stockholders	$(1,688)	$(20,798)	$(23,105)	$3,362	$19,363	$19,458	$38,985

Net earnings (loss) from continuing operations per common share
Cash dividends declared per common share
Net earnings (loss) per share
Basic
Diluted
Weighted average common shares outstanding
Basic
Diluted

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012	2011	2010
			(Restated)

Balance Sheet Data
Cash and cash equivalents	$308,211	$318,202	$341,739	$553,487	$164,186	$377,327	$144,511
Total assets	$2,685,560	$2,656,311	$2,700,395	$2,995,621	$2,814,028	$2,917,141	$2,359,095
Long-term debt, capital leases and other long-term obligations (including current portion)	$1,845,200	$1,856,968	$1,853,800	$1,866,043	$1,866,494	$1,878,769	$1,439,814
Stockholders’ equity	$120,206	$120,948	$120,656	$257,799	$257,452	$306,553	$276,676

Other Financial Data(1)
Adjusted EBITDA	$193,564	$181,095	$239,761	$253,390	$279,099	$254,515	$268,692
Adjusted EBITDAR	$207,981	$194,336	$257,711	$253,703	$279,099	$254,515	$268,692

Selected operating data

The following table sets forth certain unaudited operating data for each of the periods presented.

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012	2011	2010

Acute Care Operations(2)
Number of acute care hospital facilities at end of period	16	15	15	15	15	15	14
Licensed beds at end of period(3)	3,644	3,601	3,604	3,626	3,603	3,499	2,707
Average length of stay (days)(4)	5.0	5.0	5.0	4.9	4.7	4.6	4.6
Occupancy rates(5)	49.3%	48.6%	48.5%	48.5%	49.0%	43.6%	51.3%
Admissions(6)	76,643	75,576	100,909	103,509	106,084	94,256	81,732
Adjusted admissions(7)	143,616	138,771	186,609	185,147	182,420	162,503	136,730
Patient days(8)	383,983	378,095	503,648	508,157	500,935	437,025	373,072
Adjusted patient days(7)	719,518	694,248	931,387	908,941	861,396	753,455	624,115
Surgeries	49,107	49,334	65,484	64,460	60,121	54,076	45,326
Emergency room visits	324,325	305,578	411,156	410,503	384,790	363,731	299,870
Net patient revenue per adjusted admission(9)	$9,757	$9,647	$9,544	$9,140	$9,048	$9,077	$9,305
Outpatient revenue as a % of gross patient revenue	46.6%	45.5%	45.9%	44.1%	41.8%	42.0%	40.2%

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012	2011	2010

Managed Care Operations
Health plan lives(10)	260,200	213,000	223,400	188,000	192,500	195,000	198,400
MSO lives(11)	97,700	25,700	83,400	—	—	—	—
Accountable care network lives(12)	32,000	21,300	20,800	—	—	—	—

Total lives	389,900	260,000	327,600	188,000	192,500	195,000	198,400
Medical loss ratio(13)	87.4%	89.4%	87.7%	84.1%	83.1%	84.6%	87.2%

(1)	Adjusted EBITDA and Adjusted EBITDAR are financial measures that are not defined under U.S. GAAP and are presented in this prospectus because our management considers them important analytical indicators that are commonly used within the healthcare industry to evaluate performance, allocate resources and measure leverage capacity and debt service ability. Further, our management believes that Adjusted EBITDA and Adjusted EBITDAR are useful financial metrics to assess our operating performance from period to period by excluding certain material non-cash items, unusual or non-recurring items that we do not expect to continue in the future and certain other adjustments we believe are not reflective of our ongoing operations and our performance. Neither Adjusted EBITDA nor Adjusted EBITDAR is a measure of net earnings or any other performance measure derived in accordance with U.S. GAAP, and both are subject to important limitations.

Adjusted EBITDA, as we use it, represents net earnings from continuing operations before net interest expense, income tax expense (benefit), depreciation and amortization, stock-based compensation and related expense, net loss (gain) on disposal of assets and management fees. Management fees represent monitoring and advisory fees paid to management companies affiliated with TPG and JLL. Adjusted EBITDAR, as we use it, is Adjusted EBITDA with an additional adjustment to exclude rent expense associated with our sale leaseback transaction, which closed in September 2013.

We understand that although Adjusted EBITDA and Adjusted EBITDAR are frequently used by securities analysts, investors and others in their evaluation of companies, they have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and neither Adjusted EBITDA nor Adjusted EBITDAR reflects any cash requirements for such replacements or improvements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	they are not adjusted for the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	they do not reflect a deduction of net earnings (loss) attributable to non-controlling interests; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, neither Adjusted EBITDA nor Adjusted EBITDAR should be considered as a measure of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted EBITDA and Adjusted EBITDAR along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include net earnings, net earnings from continuing operations, cash flows from operations and other cash flow data. We have significant uses of cash flows from operations, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA or Adjusted EBITDAR. Neither Adjusted EBITDA nor Adjusted EBITDAR should be considered in isolation or as an alternative to net earnings, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. You should therefore not place undue reliance on Adjusted EBITDA or Adjusted EBITDAR or ratios calculated using those measures. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDAR to net earnings (loss) from continuing operations, determined in accordance with GAAP:

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012	2011	2010
			(Restated)
Net earnings (loss) from continuing operations	$9,748	$(6,155)	$2,606	$4,869	$25,204	$29,474	56,045
Interest expense, net	96,122	98,300	130,818	133,154	137,687	109,867	89,412
Income tax expense (benefit)	8,111	7,387	(2,464)	3,504	2,108	16,359	33,004
Depreciation and amortization	70,462	70,648	95,312	94,026	101,264	92,265	83,002
Stock-based compensation	4,937	10,033	11,891	3,855	10,077	1,681	2,487
Loss (gain) on disposal of assets, net	434	(2,868)	(3,402)	8,982	(2,241)	(131)	(258)
Management fees	3,750	3,750	5,000	5,000	5,000	5,000	5,000

Adjusted EBITDA	193,564	181,095	239,761	253,390	279,099	254,515	268,692
Sale-leaseback rent expense	14,417	13,241	17,950	313	—	—	—

Adjusted EBITDAR	$207,981	$194,336	$257,711	$253,703	$279,099	$254,515	$268,692

(2)	Excludes the impact of our Nevada and Florida operations, which are reflected in discontinued operations.

(3)	Includes St. Luke’s Behavioral Hospital in Phoenix, Arizona.

(4)	Represents the average number of days that a patient stayed in our hospitals.

(5)	Calculated by dividing the average daily number of inpatients by the weighted-average number of beds in service.

(6)	Represents the total number of patients admitted to our hospitals that qualify for inpatient status. Management and investors use this number as a general measure of inpatient volume.

(7)	Adjusted admissions and adjusted patient days are general measures of combined inpatient and outpatient volume. We compute adjusted admissions/patient days by multiplying admissions/patient days by gross patient revenue and then dividing that number by gross inpatient revenue.

(8)	Represents the number of days our beds were occupied by inpatients over the period.

(9)	Includes the impact of the provision for bad debts as a component of revenue.

(10)	Represents total lives enrolled across all health plan product lines. Includes Duals, which are members eligible for Medicare and Medicaid benefits, under Health Choice’s contract with CMS to provide coverage to a MAPD SNP, totaling 9,700, 7,900, 8,700, 4,500 and 4,100 lives as of June 30, 2015, June 30, 2014, September 30, 2014, September 30, 2013 and September 30, 2012, respectively.

(11)	Represents lives enrolled in Health Choice’s MSO that provides management and administrative services to a large national insurer’s Medicaid plan members in the Tampa and Panhandle regions of Florida.

(12)	Represents attributed health plan member lives from other third-party payors for which Health Choice Preferred accountable care networks manage medical care and participating providers and Health Choice share associated financial risks. This excludes 43,000, 12,600 and 13,300 attributed Health Choice plan member lives as of June 30, 2015, June 30, 2014 and September 30, 2014, respectively.

(13)	Represents medical claims expense as a percentage of premium revenue, including claims paid to our hospitals.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our results of operations and financial condition with “Selected financial data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the “Forward-looking statements,” “Risk factors” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes. It includes the following sections:

•	Executive Overview;
•	Results of Operations Summary;
•	Liquidity and Capital Resources; and
•	Critical Accounting Policies and Estimates.

Data for the years ended September 30, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements. Data for the nine months ended June 30, 2015 and 2014 has been derived from our unaudited consolidated financial statements.

Executive overview

We are a healthcare services company delivering high-quality, cost-effective healthcare through a broad and differentiated set of capabilities and assets that includes acute care hospitals with related patient access points, and a diversified and growing managed care risk platform. Our business model is centered on deploying our acute care expertise and risk platform, either separately or on an integrated basis, in attractive markets to manage population health, integrate the delivery and payment of healthcare services and ultimately expand our total market opportunities within our existing and new geographic markets. Our business consists of two operating segments: (i) our acute care operations, which, as of June 30, 2015, included 16 acute care hospitals, one behavioral hospital and multiple other access points, including 144 physician clinics, multiple outpatient surgical units, imaging centers, and investments in urgent care centers and on-site employer-based clinics, and (ii) our managed care operations, comprised of our diversified and growing risk platform, Health Choice, which operates managed Medicaid and Medicare health plans, an Exchange plan and an MSO that provides management and administrative services to third-party insurers, as well as accountable care networks in conjunction with our acute care facilities.

Acute care operations

As of June 30, 2015, we owned or leased 16 acute care hospital facilities and one behavioral health hospital facility with a total of 3,644 licensed beds, several outpatient service facilities and 144 physician clinics.

We operate our hospitals with a strong community focus by offering and developing healthcare services targeted to the needs of the markets we serve, promoting strong relationships with physicians and working with local managed care plans to develop quality and outcome driven, cost-efficient and innovative reimbursement models. Our major acute care geographic markets include Salt Lake City, Utah; Phoenix, Arizona; five cities in Texas, including Houston, San Antonio and Odessa; and West Monroe, Louisiana.

Since our company was founded in 1998, we believe we have developed a reputation for operating hospitals that deliver high quality care in our markets at rates that are often more affordable than many other hospitals in our markets with larger local market share than us. Our corporate and divisional infrastructure allows us to leverage savings in information technology services, revenue cycle, hospital supplies, and labor force costs.

Managed care operations

Health Choice, headquartered in Phoenix, Arizona, began providing managed Medicaid services under contract with AHCCCS in 1990, making it one of the nation’s first Medicaid managed care plans. Under our ownership beginning in 1999, Health Choice has evolved into a managed care organization and insurer that, while growing its core managed Medicaid business, has expanded to serve certain Medicare Advantage and Exchange members and is utilizing its population health management expertise to offer MSO-related services to other payors through its MSO-related services. In collaboration with our hospitals and affiliated physicians in certain of our markets, Health Choice also manages accountable care contracting networks.

Health Choice represents one of our company’s key strategic assets, which we believe provides the Company with the ability to engage in innovative value-based purchasing initiatives and opportunities. Its leadership team has considerable experience in population health management, physician relations and network development. We believe Health Choice also deploys state of the art disease management and claims processing technology. In light of the current healthcare industry trends toward integrated delivery and clinical integration, we are seeking to bring Health Choice’s expertise and technology to bear as part of the accountable provider networks we offer to other health plans.

As of June 30, 2015, Health Choice’s related entities delivered healthcare services to 389,900 covered lives through multiple health plans, accountable care networks, MSO-related services and other managed care solutions. These include 244,300 managed Medicaid lives served primarily through Health Choice’s core health plan business in Arizona, 9,700 Duals, 6,300 Exchange lives, 97,700 MSO lives and 74,900 lives attributed to our accountable care networks from multiple payors whose care is managed by our network providers, of which 43,000 lives are included in Health Choice’s managed Medicaid and Exchange plans.

Recent developments

Health Choice MSO contract with a large national insurer in Florida.    In fiscal 2014, Health Choice’s MSO subsidiary and a large national insurer entered into an agreement under which, as of June 30, 2015, Health Choice manages the healthcare benefits and utilization of the insurer’s 97,700 managed Medicaid plan members through the care management and administrative services of our MSO. Under this agreement, Health Choice provides numerous back office and managed care functions, including member services, claims adjudication, provider network services, prior authorization, utilization management, clinical care coordination, case management, disease management, and quality improvement programs.

Health Choice integrated behavioral health joint venture.    Beginning on October 1, 2015, Health Choice and its joint venture partner, NARBHA, will begin operating an integrated acute and behavioral health plan in Northern Arizona. The joint venture, Health Choice Integrated Care LLC, is expected to provide standalone behavioral health benefits for approximately 225,000 plan members in Northern Arizona, and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill. Health Choice owns 52% of the joint venture and NARBHA owns 48% of the joint venture.

New hospital construction in Lehi, Utah.    In June 2015, we opened a new inpatient and outpatient healthcare campus in fast-growing Lehi, Utah, called Mountain Point Medical Center, as a provider-based campus of Jordan Valley. The campus provides a full range of services including inpatient intensive care, obstetrics and surgical services. The campus also provides cardiology services, including a cardiac catheterization lab. Additional outpatient services include emergency, imaging, lab and outpatient surgery. The campus is designed to serve the growing transition to outpatient-related services and was constructed with the capability to expand depending on community need and demand for services in the Lehi area. A medical office building immediately adjacent to, and connected with, the hospital is occupied by primary care and multi-specialty physician groups practicing in the area. This new campus, which cost in excess of $80.0 million, serves eight cities in Northern Utah County and is in the fastest growing area within the state of Utah.

In-Market Acquisitions.    During the third quarter of fiscal 2015, our hospital in Odessa, Texas, Odessa Regional Medical Center (“ORMC”), purchased the assets of Basin Healthcare Center (“Basin”), a 14-bed surgical hospital located near ORMC’s main campus. Basin has been renamed Odessa Regional Medical Center South Campus, and its addition increases ORMC’s capacity to deliver high quality inpatient and outpatient services.

Sale of North Vista Hospital.    In January 2015, we closed a transaction for the sale of our Nevada operations, which primarily included North Vista Hospital, a 177-bed general acute care facility located in Las Vegas, Nevada. We intend to use proceeds from the sale in a variety of strategic initiatives aimed at growth in existing markets and expansion into new markets.

Revenue and volume trends

Total revenue for the year ended September 30, 2014, increased $217.4 million or 9.5% compared to the prior year. Total revenue consists of acute care revenue, which is recorded net of the provision for bad debts, and premium and service revenues. Acute care revenue increased $82.3 million or 4.8% compared to the prior year, while premium and service revenues in our managed care operations increased $135.2 million or 24.0% compared to the prior year.

Total revenue for the nine months ended June 30, 2015, increased $196.2 million or 10.6% compared to the same prior year period. Acute care revenue increased $57.2 million, or 4.2%, for the nine months ended June 30, 2015, compared to the same prior year period, while premium, service and other revenue in our managed care operations increased $139.1 million, or 27.6%, compared to the same prior year period.

Acute care revenue

Acute care revenue consists of net patient revenue and other revenue. A large percentage of our hospitals’ net patient revenue consists of fixed payment, discounted sources, including Medicare, Medicaid and managed care organizations. Reimbursement for Medicare and Medicaid services are often fixed regardless of the cost incurred or the level of services provided. Similarly, a greater percentage of the managed care companies we contract with reimburse providers on a fixed payment basis regardless of the costs incurred or the level of services provided. Net patient revenue is reported net of discounts and contractual adjustments. The contractual adjustments principally result from differences between the hospitals’ established charges and payment rates under Medicare, Medicaid and various managed care plans. Additionally, discounts and contractual adjustments result from our uninsured discount and charity care programs. Acute care revenue is reported net of the provision for doubtful accounts. Other revenue includes medical office building rental income and other miscellaneous revenue.

Admissions decreased 2.5% for the year ended September 30, 2014, compared to the prior year. This decrease reflects a decline in one-day stays, along with a corresponding increase in observation visits on the outpatient side of the business, an industry-wide decline in inpatient utilization and a continued shift towards outpatient services. In addition, respiratory or flu-related volumes declined for the year ended September 30, 2014, as compared to the prior year. Adjusted admissions increased 0.8% for the year ended September 30, 2014, compared to prior year. For the year ended September 30, 2014, our outpatient volumes, along with an increase in observations, were positively impacted by increases in outpatient surgeries of 4.5% compared to the prior year. Additionally, emergency room visits increased 0.2% compared to the prior year.

Admissions and adjusted admissions increased 1.4% and 3.5%, respectively, for the nine months ended June 30, 2015, compared to the same prior year period. For the nine months ended June 30, 2015, our volumes also were positively impacted by a 6.1% increase in emergency room visits and a 0.3% increase in outpatient surgeries, offset by a 1.9% decline in inpatient surgeries, all compared to the same prior year period. We believe our volumes benefited from improving economic and employment trends in our markets and from the impact of the Health Reform Law.

The following table provides the sources of our hospitals’ gross patient revenue by payor before discounts, contractual adjustments and the provision for bad debts:

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012
Medicare	26.8%	27.8%	27.0%	27.8%	27.6%
Managed Medicare	15.2	14.7	15.1	14.9	13.3
Medicaid and managed Medicaid	21.5	21.4	21.2	20.8	22.5
Managed care	31.2	30.0	30.8	29.6	30.0
Self-pay	5.3	6.1	5.9	6.9	6.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

The following table provides the sources of our hospitals’ net patient revenue by payor before the provision for bad debts:

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012
Medicare	19.8%	20.6%	20.4%	21.1%	21.2%
Managed Medicare	10.3	10.1	10.8	10.6	9.7
Medicaid and managed Medicaid	12.6	12.7	12.8	11.8	13.5
Managed care	42.6	39.5	40.9	39.2	39.8
Self-pay	14.7	17.1	15.1	17.3	15.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

As noted in the above tables, our gross and net patient revenue by payor has experienced a shift from self-pay to Medicaid and managed Medicaid and managed care payors. The shift to Medicaid and managed Medicaid is primarily a result of Arizona’s expansion of its Medicaid program, which became effective January 1, 2014, under the Health Reform Law, which also became effective January 1, 2014. Additionally, we have benefited from individuals enrolling in Exchange plans in our markets, as well improvements in employment and other economic factors in the markets we serve.

Net patient revenue per adjusted admission, which includes the impact of the provision for bad debts, increased 4.4% for the year ended September 30, 2014, compared to the prior year, and increased 1.1% for the nine months ended June 30, 2015, compared to the same prior year period.

See “Business—Sources of revenue—Acute care revenue” and “Business—Government regulation and other factors” included elsewhere in this prospectus for a description of the types of payments we receive for services provided to patients enrolled in the traditional Medicare plan, managed Medicare plans, Medicaid plans, managed Medicaid plans and managed care plans. In those sections, we also discuss the unique reimbursement features of the traditional Medicare plan, including the annual Medicare regulatory updates published by the CMS that impact reimbursement rates for services provided under the plan. We also discuss the future potential impact to reimbursement for certain of these payors under the Health Reform Law.

Premium, service and other revenue

Premium and service revenues generated by our managed care operations represented 27.9%, 24.7% and 25.4% of our total revenue for the years ended September 30, 2014, 2013 and 2012, respectively, while premium, service and other revenue represented 31.3% and 27.1% of our total revenue for the nine months ended June 30, 2015 and 2014, respectively.

Health Choice contracts with state Medicaid programs in Arizona and Utah to provide specified health services to qualified Medicaid enrollees through contracted healthcare providers. Most of its premium revenue is derived through a contract with AHCCCS, the state agency that administers Arizona’s Medicaid program. The contract requires Health Choice to arrange for healthcare services for enrolled Medicaid patients in exchange for fixed monthly premiums, based upon negotiated per capita member rates, and supplemental payments from AHCCCS. Health Choice also contracts with CMS to provide coverage as a MAPD SNP. This contract allows Health Choice to offer Medicare and Part D drug benefit coverage to new and existing dual-eligible members (i.e., those that are eligible for Medicare and Medicaid). In accordance with CMS regulations, SNPs are now expected to meet additional requirements, including requirements relating to model of care, cost-sharing, disclosure of information and reporting of quality measures.

One notable provision of the Health Reform Law is the annual health insurer fee (“HIF”) that applies to most health plans, including commercial health plans and Medicaid managed care plans like Health Choice. While characterized as a “fee” in the text of the Health Reform Law, the intent of Congress was to impose a broad based health insurance industry excise tax, with the understanding that the tax could be passed on to consumers, most likely through higher commercial insurance premiums. However, because Medicaid is a government-funded program, Medicaid health plans have no alternative but to look to their respective state partners for payment to offset the impact of this tax. Arizona has agreed to reimburse all of the managed Medicaid plans, for the economic impact of this fee, which totaled $7.9 million for Health Choice in calendar 2014. In addition to the reimbursement of the fee, the state of Arizona has agreed to reimburse insurers for the impact resulting from these fees being treated as non-deductible for income tax purposes. For the year ended September 30, 2014 and the nine months ended June 30, 2015, we recognized expense for the HIF totaling $6.0 million and $8.8 million, respectively, which was offset by expected reimbursement from the state of Arizona of $8.2 million and $11.5 million, respectively.

Other industry items impacting our company

Two midnight rule

In 2014, CMS issued the “two midnight rule,” which revised its longstanding guidance to hospitals and physicians relating to when hospital inpatient admissions are deemed to be reasonable and necessary for payment under Medicare Part A. Under the two midnight rule, in addition to services that are designated as inpatient-only, surgical procedures, diagnostic tests and other treatments are generally appropriate for inpatient hospital admission and payment under Medicare Part A when the physician (i) expects the beneficiary to require a stay that crosses at least two midnights and (ii) admits the beneficiary to the hospital based upon that expectation. Conversely, hospital stays in which the physician expects the beneficiary to require care that spans less than two midnights are generally inappropriate for payment under Medicare Part A, and should be treated and billed as outpatient services under Part B. The increased scrutiny regarding short-stay admissions by Medicare and other payors has contributed, in part, to the decline in 1-day stays and the increase in observation patients experienced during the year ended September 30, 2014.

As a result of legislative and regulatory actions, enforcement of the two midnight rule by recovery auditor contractors has been delayed through January 1, 2016. However, MACs may review, on a pre-payment basis, a small sample of inpatient hospital claims relating to admissions that span less than two midnights, in order to determine hospital compliance with the new inpatient admission and medical review criteria. Beginning October 1, 2015, Quality Improvement Organizations will handle these reviews. In addition, CMS proposed changes to the two midnight rule in the 2016 Hospital Outpatient Prospective Payment System (“OPPS”) proposed rule. For stays for which the physician expects the patient to need more than two midnights of hospital care, an inpatient admission would be payable under Medicare Part A on a case-by-case basis based on the judgment of the admitting physician. The admitting physician’s determination would be subject to medical review, and CMS indicates it expects that inpatient stays under 24 hours would rarely qualify for an exception to the two midnight benchmark.

We cannot predict what final rule changes to the two midnight rule, if any, CMS will adopt or the impact of any final changes on reimbursement. We also cannot predict whether Congress or CMS will further delay the review of inpatient admissions of one midnight or less by recovery auditors or other Medicare review contractors, the impact that any such reviews will have on our business and results of operations, or when they are allowed by CMS. In addition, legislation has been introduced in Congress that, among other things, would both generally prohibit Medicare review contractors from denying claims due to the length of a patient’s stay or a determination that services could have been provided in an outpatient setting and require CMS to develop a new payment methodology for services that are provided during short inpatient hospital stays. Federal lawsuits have also been filed challenging the two midnight rule primarily on the grounds that the implementation of the rule itself, and the payment reduction associated with the rule (i.e., 0.2% Inpatient Prospective Payment System (“IPPS”) payment reduction to hospitals) violate the Administrative Procedure Act. We cannot predict whether legislation will be adopted or, if adopted, the amount of reimbursement that would be paid under any alternative payment methodology that would be developed by CMS. We also cannot predict whether federal court challenges to the two midnight rule will be successful.

Budget Control Act and sequestration

The BCA increased the nation’s borrowing authority and takes steps to reduce federal spending and the deficit. The deficit reduction portion of the BCA imposes caps, which began in federal fiscal year 2012, that reduce discretionary spending by more than $900 billion over ten years. The BCA also requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. The spending reductions have been extended through 2024. These automatic spending reductions are commonly referred to as “sequestration.” The spending reductions are split evenly between defense and non-defense discretionary spending, although certain programs (including Medicaid and CHIP), are exempt from these automatic spending reductions, and Medicare expenditures cannot be reduced by more than two percent. Sequestration began on March 1, 2013, with CMS imposing a two percent reduction on Medicare claims beginning April 1, 2013. We are unable to predict what other deficit reduction initiatives may be proposed by the President or Congress or whether the President and Congress will restructure or suspend sequestration. It is possible that changes in the law to end or restructure sequestration will result in greater spending reductions than currently required by the BCA.

State Medicaid budgets

In recent years, the states in which we operate experienced budget constraints as a result of increased costs and lower than expected tax collections. Health and human services programs, including Medicaid and similar programs, represent a significant portion of state budgets. In previous years, the states in which we operate responded to these budget concerns by decreasing funding for Medicaid and other healthcare programs, or by making structural changes that resulted in a reduction in hospital reimbursement and by imposing more restrictive Medicaid eligibility requirements. In addition, many states have received waivers from CMS in order to implement or expand managed Medicaid programs. If additional Medicaid program changes are implemented in the future in the states in which we operate, our revenue and earnings could be significantly and adversely impacted.

Texas

The Texas legislature and the THHSC recommended expanding Medicaid managed care enrollment in the state, and in December 2011, CMS approved a five-year Medicaid waiver that: (1) allows Texas to expand its Medicaid managed care program while preserving hospital funding; (2) provides incentive payments for improvements in healthcare delivery; and (3) directs more funding to hospitals that serve large numbers of uninsured patients. All of our acute care hospitals in Texas currently receive supplemental Medicaid reimbursement, including reimbursement from programs for participating private hospitals that enter into indigent care affiliation agreements with public hospitals or county governments in the state of Texas. Under the CMS-approved programs, affiliated hospitals, including our Texas hospitals, have expanded the community healthcare safety net by providing indigent healthcare services. Revenue recognized under these Texas private supplemental Medicaid reimbursement programs, including amounts recognized under the Texas Medicaid DSH program (“Texas Medicaid DSH”) for the year ended September 30, 2014 and the nine months ended June 30, 2015, was $106.7 million and $58.3 million, respectively, compared to $98.8 million and $53.6 million in the corresponding prior year periods. Under the Medicaid waiver, funds are distributed to participating hospitals based upon both the costs associated with providing care to individuals without third party coverage and the investment made to support coordinating care and quality improvements that transform the local communities’ care delivery systems. The responsibility to coordinate and develop plans that address the concerns of the local delivery care systems, including improved access, quality, cost effectiveness and coordination will be controlled primarily by government-owned public hospitals that serve the surrounding geographic areas. Complexities of the underlying methodologies in determining the funding for the state’s Medicaid supplemental reimbursement programs, along with a lack of sufficient resources at THHSC to administer the programs, has resulted in a delay in related reimbursements. As of June 30, 2015 and September 30, 2014, we had $83.1 million and $90.2 million, respectively, in receivables due to our Texas hospitals in connection with these supplemental reimbursement programs, which includes $25.3 million and $34.9 million, respectively, of amounts due under Texas Medicaid DSH. During the nine months ended June 30, 2015, we have received $79.8 million related to the fiscal 2014 receivables for Texas supplemental reimbursement programs. Subsequent to June 30, 2015, we have received an additional $30.4 million related to these receivables.

The THHSC has adopted rules to change the Texas Medicaid DSH methodology for the state’s fiscal year 2015. Texas has appropriated $140.0 million for fiscal year 2015 to stabilize and improve the Texas Medicaid DSH program, including providing rate adjustments to recognize improvements in quality of patient care, the most appropriate use of care, and patient outcomes. During the year ended September 30, 2014 and the nine months ended June 30, 2015, we recognized $34.9 million and $21.6 million, respectively, in Texas Medicaid DSH revenue, compared to $30.1 million and $22.6 million in the corresponding prior year periods.

Arizona

Beginning in July 2011, in an effort to control its budgeted expenditures and balance its budget, the state of Arizona implemented a plan to reduce its eligible Medicaid beneficiaries, particularly childless adults. Following implementation of this plan by the state of Arizona, Health Choice experienced a significant decline through the end of our fiscal year 2013 in its enrollees, premium revenue and related earnings.

Effective January 1, 2014, Arizona expanded its Medicaid program under the Health Reform Law, which includes increased eligibility for adults, children and pregnant women, and the restoration of eligibility to childless adults that had previously been eliminated. The expansion of the state’s Medicaid program under the Health Reform Law could potentially result in the addition of approximately 350,000 people to its Medicaid rolls. Primarily as a result of the Medicaid expansion, enrollment under Health Choice’s Medicaid product line increased 13.9% as of September 30, 2014 and 17.2% as of June 30, 2015, compared to September 30, 2013 and June 30, 2014, respectively. This growth included a significant increase in newly enrolled childless adults that typically have higher medical utilization and acuity levels without effective management of their care. As a result, we experienced increased medical costs during the fiscal year ended September 30, 2014 and the nine months ended June 30, 2014, as we began to serve this newly enrolled population. In addition, in connection with the expanded Medicaid coverage, the state implemented a provider fee assessment effective January 1, 2014, to fund a portion of the expanded eligibility related to the childless adult population. During the year ended September 30, 2014 and the nine months ended June 30, 2015, we incurred $4.5 million and $7.2 million, respectively, in provider fee assessments compared to $2.6 million in the nine months ended June 30, 2014.

Arizona’s Medicaid expansion in 2014, and Health Choice’s related increase in enrolled members and premium revenue, followed a period of several years during which AHCCCS tightened Medicaid eligibility standards in Arizona and decreased capitation rates paid to managed Medicaid contractors, reflecting state government budgetary pressures and a struggling state economy. These efforts have impacted both our acute care and managed care operations.

Uncompensated care

While the amount of uncompensated care, including discounts to the uninsured, bad debts and charity care, we deliver to the communities we serve continues to remain high in comparison to historical levels, we have experienced declines in self-pay volume and revenue since the implementation of the Health Reform Law. During the year ended September 30, 2014 and the nine months ended June 30, 2015, our uncompensated care as a percentage of acute care revenue was 21.1% and 20.4%, respectively, compared to 23.0% and 21.5% in the corresponding prior year periods. During the year ended September 30, 2014 and the nine months ended June 30, 2015, our self-pay admissions represented 6.9% and 6.0%, respectively, of our total admissions, compared to 8.0% and 7.1% in the corresponding prior year periods. We believe the improvement in our uncompensated care as a percentage of acute care revenue and our self-pay admissions mix can be attributed primarily to the impact of Medicaid expansion in the state of Arizona, as well as improvements in employment and other economic factors in our markets, which has resulted in lower self-pay volume and revenue for the year ended September 30, 2014 and the nine months ended June 30, 2015, compared to the corresponding prior year periods. The improvement in our uncompensated care as a percentage of acute care revenue has been offset somewhat by the higher acuity levels at which self-pay patients are presenting for treatment through our emergency rooms.

We anticipate uninsured volumes will continue to decline in the near future as the impact of the Health Reform Law is fully realized. However, if we were to experience growth in uninsured volume and revenue, our uncompensated care may increase and our results of operations would be adversely affected.

The percentages of our insured and uninsured net hospital receivables are summarized as follows (1):

	June 30, 2015	September 30, 2014	September 30, 2013
Insured receivables	78.1%	81.0%	74.5%
Uninsured receivables	21.9	19.0	25.5

Total	100.0%	100.0%	100.0%

(1)	Excludes hospital receivables related to our discontinued Florida and Nevada operations.

The percentages of hospital receivables in summarized aging categories are as follows (1):

	June 30, 2015	September 30, 2014	September 30, 2013
0 to 90 days	63.1%	63.2%	62.0%
91 to 180 days	20.0	18.0	20.8
Over 180 days	16.9	18.8	17.2

Total	100.0%	100.0%	100.0%

(1)	Excludes hospital receivables related to our discontinued Florida and Nevada operations.

Results of operations summary

Nine months ended June 30, 2015 and 2014

Consolidated

The following table sets forth, for the periods presented, the results of our consolidated operations expressed in dollar terms and as a percentage of total revenue. Such information has been derived from our unaudited condensed consolidated statements of operations.

	Nine months ended June 30, 2015			Nine months ended June 30, 2014
($ in thousands ):	Amount	Percentage		Amount	Percentage

Revenues
Acute care revenue before provision for bad debts	$1,668,536			$1,613,457
Less: Provision for bad debts	(258,175)			(260,249)

Acute care revenue	1,410,361	68.7%		1,353,208	72.9%
Premium, service and other revenue	642,298	31.3%		503,212	27.1%

Total revenue	2,052,659	100.0%		1,856,420	100.0%

Costs and expenses
Salaries and benefits (includes stock-based compensation of $1,539 and $861, respectively)	697,098	34.0%		664,453	35.8%
Supplies	241,696	11.8%		227,415	12.3%
Medical claims	524,506	25.6%		436,754	23.5%
Rentals and leases	57,055	2.8%		54,444	2.9%
Other operating expenses	351,362	17.1%		311,586	16.8%
Medicare and Medicaid EHR incentives	(7,685)	(0.4%	)	(9,294)	(0.5%	)
Interest expense, net	96,122	4.7%		98,300	5.3%
Depreciation and amortization	70,462	3.4%		70,648	3.8%
Management fees	3,750	0.2%		3,750	0.2%

Total costs and expenses	2,034,366	99.1%		1,858,056	100.1%
Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	18,293	0.9%		(1,636)	(0.1%	)
Gain (loss) on disposal of assets, net	(434)	(0.0%	)	2,868	0.2%

Earnings from continuing operations before income taxes	17,859	0.9%		1,232	0.1%
Income tax expense	8,111	0.4%		7,387	0.4%

Net earnings (loss) from continuing operations	9,748	0.5%		(6,155)	(0.3%	)
Loss from discontinued operations, net of income taxes	(2,222)	(0.1%	)	(5,786)	(0.3%	)

Net earnings (loss)	7,526	0.4%		(11,941)	(0.6%	)
Net earnings attributable to non-controlling interests	(9,214)	(0.4%	)	(8,857)	(0.5%	)

Net loss attributable to IASIS Healthcare Corporation	$(1,688)	0.1%		$(20,798)	(1.1%	)

With exception of the discussion on income taxes included below, see our following year-over-year segment analyses for more details regarding our operating and financial results.

Income Taxes

The following discussion sets forth, for the nine months ended June 30, 2015 and 2014, the impact of income taxes on our consolidated results. Such information has been derived from our condensed consolidated statements of operations.

For the nine months ended June 30, 2015, we recorded income tax expense of $8.1 million, for an effective tax rate of 45.4%, compared to income tax expense of $7.4 million, for an effective tax rate of 599.6% in the same prior year period. The decrease in the effective tax rate is primarily attributable to the following: (1) a decrease in compensation deduction limitations applicable to certain health insurers, which were recorded in the same prior year period, but to which we are no longer subject to in the current or prior year after final regulations issued during September 2014, (2) $1.5 million of income tax expense recorded in the prior year period related to an excess of cumulative compensation deductions over realized tax benefits upon the exercise of employee stock options, and (3) the increase in net earnings from continuing operations, which lessened the rate impact of nondeductible expenses, non-controlling interests, and state income taxes (including the Texas margins tax).

Acute Care Operations

The following table and discussion sets forth, for the periods presented, the results of our acute care operations expressed in dollar terms and as a percentage of total acute care revenue. Such information has been derived from our unaudited condensed consolidated statements of operations.

	Nine months ended June 30, 2015			Nine months ended June 30, 2014
($ in thousands ):	Amount	Percentage		Amount	Percentage

Acute care revenue
Acute care revenue before provision for bad debts	$1,668,536			$1,613,457
Less: Provision for bad debts	(258,175)			(260,249)

Acute care revenue	1,410,361	99.1%		1,353,208	99.4%
Revenue between segments (1)	12,356	0.9%		8,539	0.6%

Total acute care revenue	1,422,717	100.0%		1,361,747	100.0%

Costs and expenses
Salaries and benefits	656,791	46.2%		640,793	47.1%
Supplies	241,230	17.0%		227,242	16.7%
Rentals and leases	54,899	3.9%		53,279	3.9%
Other operating expenses	307,868	21.6%		283,143	20.8%
Medicare and Medicaid EHR incentives	(7,685)	(0.5%	)	(9,294)	(0.7%	)
Interest expense, net	96,122	6.8%		98,300	7.2%
Depreciation and amortization	67,264	4.7%		67,511	4.9%
Management fees	3,750	0.3%		3,750	0.3%

Total costs and expenses	1,420,239	99.8%		1,364,724	100.2%
Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	2,478	0.2%		(2,977)	(0.2%	)
Gain (loss) on disposal of assets, net	(434)	(0.0%	)	2,868	0.2%

Earnings (loss) from continuing operations before income taxes	$2,044	0.1%		$(109)	(0.0%	)

(1)	Revenue between segments is eliminated in our consolidated results.

Total acute care revenue—Total acute care revenue for the nine months ended June 30, 2015, was $1.42 billion, an increase of $61.0 million, or 4.5%, compared to $1.36 billion in the same prior year period. The increase in total acute care revenue during the nine months ended June 30, 2015 was comprised primarily of an increase in adjusted admissions of 3.5% and an increase in net patient revenue per adjusted admission of 1.1%, both compared to the same prior year period.

Net adjustments to estimated third-party payor settlements, also known as prior year contractuals, resulted in an increase in total acute care revenue for the nine months ended June 30, 2015 and 2014, of $4.0 million and $4.7 million, respectively.

Salaries and benefits—Salaries and benefits expense for the nine months ended June 30, 2015 was $656.8 million, or 46.2% of total acute care revenue, compared to $640.8 million, or 47.1% of total acute care revenue in the same prior year period. Excluding the impact of stock-based compensation, salaries and benefits expense as a percentage of total acute care revenue was 45.8% for the nine months ended June 30, 2015, compared to 46.3% in the same prior year period. The improvement in our salaries and benefits expense as a percentage of total acute care revenue, excluding the impact of stock-based compensation, is the result of our implementation of labor cost reduction initiatives and leveraging our growth in total acute care revenue.

Supplies—Supplies expense for the nine months ended June 30, 2015 was $241.2 million, or 17.0% of total acute care revenue, compared to $227.2 million, or 16.7% of total acute care revenue in the same prior year period. The increase in supplies expense as a percentage of total acute care revenue is primarily attributable to an increase in implant costs associated with the growth in certain cardiac and orthopedic surgical procedures, as well as an increase in drug costs.

Other operating expenses—Other operating expenses for the nine months ended June 30, 2015 were $307.9 million, or 21.6% of total acute care revenue, compared to $283.1 million, or 20.8% of total acute care revenue in the same prior year period. Excluding expenses related to our supplemental Medicaid reimbursement programs in Texas, other operating expenses as a percentage of total revenue were 20.0% for the nine months ended June 30, 2015, compared to 19.5% in the same prior year period. The increase in other operating expenses as a percentage of total acute care revenue is due primarily to $7.6 million in non-recurring costs associated with certain legal settlements, our initial public offering process and the recent restatement of prior period financial statements.

Managed Care Operations

The following table and discussion sets forth, for the periods presented, the results of our managed care operations expressed in dollar terms and as a percentage of premium, service and other revenue. Such information has been derived from our unaudited condensed consolidated statements of operations.

	Nine months ended June 30, 2015		Nine months ended June 30, 2014
($ in thousands ):	Amount	Percentage	Amount	Percentage

Premium, service and other revenue
Premium revenue	$614,110	95.6%	$498,126	99.0%
Service and other revenue	28,188	4.4%	5,086	1.0%

Premium, service and other revenue	642,298	100.0%	503,212	100.0%
Costs and expenses
Salaries and benefits	40,307	6.3%	23,660	4.7%
Supplies	466	0.1%	173	0.0%
Medical claims (1)	536,862	83.6%	445,293	88.5%
Rentals and leases	2,156	0.3%	1,165	0.2%
Other operating expenses	43,494	6.8%	28,443	5.7%
Depreciation and amortization	3,198	0.5%	3,137	0.6%

Total costs and expenses	626,483	97.5%	501,871	99.7%

Earnings before income taxes	$15,815	2.5%	$1,341	0.3%

(1)	Medical claims paid to our hospitals of $12.4 million and $8.5 million for the nine months ended June 30, 2015 and 2014, respectively, are eliminated in our consolidated results.

Premium revenue — Premium revenue was $614.1 million for the nine months ended June 30, 2015, an increase of $116.0 million or 23.3%, compared to $498.1 million in the same prior year period. The increase in premium revenue is driven by membership growth in all of our health plan product lines. As of June 30, 2015, total lives served across all product lines increased 50.0% on a year-over-year basis. For the nine months ended June 30, 2015, enrollment in our Medicare and Medicaid product lines increased 23.2% and 14.1%, respectively, compared to the same prior year period. Premium revenue for our Medicaid product line has been favorably impacted by the expansion of the Medicaid program in connection with the Health Reform Law. For the nine months ended June 30, 2015, premium revenue on a per member per month basis for our health plan products increased 2.4% compared to the same prior year period.

Service and other revenue — Service and other revenue was $28.2 million for the nine months ended June 30, 2015, compared to $5.1 million in the same prior year period. This increase was primarily driven by our MSO subsidiary, which began operations on June 1, 2014. We also recognized $11.5 million of revenue related to the HIF assessed in connection with the Health Reform Law, compared to $3.9 million in the same prior year period.

Salaries and benefits — Salaries and benefits expense for the nine months ended June 30, 2015, was $40.3 million, or 6.3% of premium, service and other revenue, compared to $23.7 million, or 4.7% of premium, service and other revenue in the same prior year period. Salaries and benefits expense in the nine months ended June 30, 2015, compared to the same prior year period, has been impacted by additional employees associated with our new MSO subsidiary, which began operations on June 1, 2014.

Medical claims — Prior to eliminations, medical claims expense was $536.9 million for the nine months ended June 30, 2015, compared to $445.3 million in the same prior year period. Medical claims expense as a percentage of premium revenue, or medical loss ratio (“MLR”), related to our health plan products was 87.4% for the nine months ended June 30, 2015, compared to 89.4% in the same prior year period. The MLR for the nine months ended June 30, 2015 included increased medical costs associated with newly enrolled childless adult members resulting from the expansion of Arizona’s Medicaid program effective January 1, 2014. This newly enrolled population typically experiences more frequent medical utilization and higher acuity levels without effective management of their care. The reduced MLR for the nine months ended June 30, 2015, reflects the impact of effectively managing the care of these newly enrolled members.

Other operating expenses — Other operating expenses for the nine months ended June 30, 2015, were $43.5 million, or 6.8% of premium, service and other revenue, compared to $28.4 million, or 5.7% of premium, service and other revenue in the same prior year period. Other operating expenses for the nine months ended June 30, 2015 included the impact of $8.8 million in incremental HIF-related expenses and a $1.7 million increase in business development costs compared to the same prior year period.

Years ended September 30, 2014, 2013 and 2012

Consolidated

The following table sets forth, for the periods presented, the results of our consolidated operations expressed in dollar terms and as a percentage of total revenue. Such information has been derived from our audited, consolidated statements of operations.

	Year Ended September 30, 2014			Year Ended September 30, 2013			Year Ended September 30, 2012
($ in thousands):	Amount	Percentage		Amount	Percentage		Amount	Percentage
	(Restated)

Revenues
Acute care revenue before provision for bad debts	$2,140,270			$2,047,880			$1,917,576
Less: Provision for bad debts	(337,118)			(326,978)			(241,777)

Acute care revenue	1,803,152	72.1%		1,720,902	75.3%		1,675,799	74.6%
Premium and service revenues	699,304	27.9%		564,152	24.7%		569,142	25.4%

Total revenue	2,502,456	100.0%		2,285,054	100.0%		2,244,941	100.0%

Costs and expenses
Salaries and benefits	892,818	35.7%		848,010	37.1%		790,080	35.2%
Supplies	299,760	12.0%		294,409	12.9%		283,663	12.6%
Medical claims	596,778	23.8%		467,294	20.5%		466,125	20.8%
Rentals and leases	72,714	2.9%		52,896	2.3%		42,785	1.9%
Other operating expenses	426,933	17.1%		393,633	17.2%		415,097	18.5%
Medicare and Medicaid EHR incentives	(14,417)	(0.6%	)	(20,723)	(0.9%	)	(21,831)	(1.0%	)
Interest expense, net	130,818	5.2%		133,154	5.8%		137,687	6.1%
Depreciation and amortization	95,312	3.8%		94,026	4.1%		101,264	4.5%
Management fees	5,000	0.2%		5,000	0.2%		5,000	0.2%

Total costs and expenses	2,505,716	100.1%		2,267,699	99.2%		2,219,870	98.9%

Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	(3,260)	(0.1%	)	17,355	0.8%		25,071	1.1%
Gain (loss) on disposal of assets, net	3,402	0.1%		(8,982)	(0.4%	)	2,241	0.1%

Earnings from continuing operations before income taxes	142	0.0%		8,373	0.4%		27,312	1.2%
Income tax expense (benefit)	(2,464)	(0.1%	)	3,504	0.2%		2,108	0.1%

Net earnings from continuing operations	2,606	0.1%		4,869	0.2%		25,204	1.1%
Earnings (loss) from discontinued operations, net of income taxes	(14,043)	(0.6%	)	5,708	0.2%		6,560	0.3%

Net earnings (loss)	(11,437)	(0.5%	)	10,577	0.5%		31,764	1.4%
Net earnings attributable to non-controlling interests	(11,668)	(0.4%	)	(7,215)	(0.3%	)	(8,712)	(0.4%	)

Net earnings (loss) attributable to IASIS Healthcare Corporation	(23,105)	(0.9%	)	3,362	0.1%		23,052	1.0%
Accrued dividends on preferred stock	—	0.0%		—	0.0%		(3,689)	(0.2%	)

Net earnings (loss) attributable to common stockholders	$(23,105)	(0.9%	)	$3,362	0.1%		$19,363	0.8%

With exception of the discussion on income taxes included below, see our following year-over-year segment analyses for more details regarding our operating and financial results.

Income taxes

The following discussion sets forth, for the periods indicated, the impact of income taxes on our consolidated results. Such information has been derived from our audited consolidated statements of operations.

Years ended September 30, 2014 and 2013

Income tax expense—We recorded a provision for income taxes from continuing operations of $2.5 million, resulting in an effective tax rate of (1,735.2)% for the year ended September 30, 2014, compared to $3.5 million, for an effective tax rate of 41.8% in the prior year. During September 2014, the IRS issued final regulations related to compensation deduction limitations applicable to certain health insurance providers. Pursuant to these final regulations, we recognized an income tax benefit of $3.7 million during the year ended September 30, 2014, to reverse previously recorded tax expense related to this item. The effective tax rate was also reduced by the following: (1) a $1.1 million tax benefit resulting from a change in our estimate of the state impact of deferred tax assets and liabilities, and (2) the decrease in net earnings from continuing operations, which magnified the rate impact of state income taxes, including the Texas margins tax, non-controlling interests, and other adjustments. The decreases to the effective tax rate were partially offset by the following increases: (1) a $1.9 million charge related to an excess of cumulative compensation expense over the realized tax benefit upon the exercise of employee stock options and (2) the HIF imposed by the Health Reform Law beginning in 2014, which is treated as a nondeductible excise tax.

Years ended September 30, 2013 and 2012

Income tax expense—We recorded a provision for income taxes from continuing operations of $3.5 million, resulting in an effective tax rate of 41.8% for the year ended September 30, 2013, compared to $2.1 million, for an effective tax rate of 7.7% in the prior year. The increase in our effective tax rate was primarily the result of the following items impacting the year ended September 30, 2012: (1) a change in certain of our state tax filing positions, which resulted in a tax benefit totaling $4.0 million, and (2) the elimination of a reserve for an uncertain tax position totaling $5.0 million. In addition, the rate was impacted by the fact that net earnings from non-controlling interests, as well as state income taxes including the Texas margins tax, bore a higher ratio to net earnings from continuing operations for the year ended September 30, 2013, as compared to the prior year.

Acute care operations

The following table sets forth, for the periods indicated, results of our acute care operations expressed in dollar terms and as a percentage of total acute care revenue. Such information has been derived from our audited, consolidated statements of operations.

	Year Ended September 30, 2014			Year Ended September 30, 2013			Year Ended September 30, 2012
($ in thousands):	Amount	Percentage		Amount	Percentage		Amount	Percentage
	(Restated)

Acute care revenue
Acute care revenue before provision for bad debts	$2,140,270			$2,047,880			$1,917,576
Less: Provision for bad debts	(337,118)			(326,978)			(241,777)

Acute care revenue	1,803,152	99.3%		1,720,902	99.6%		1,675,799	99.6%
Revenue between segments (1)	13,079	0.7%		7,092	0.4%		7,092	0.4%

Total acute care revenue	1,816,231	100.0%		1,727,994	100.0%		1,682,891	100.0%

Costs and expenses
Salaries and benefits	857,893	47.2%		824,025	47.7%		768,553	45.7%
Supplies	299,527	16.5%		294,226	17.0%		283,435	16.8%
Rentals and leases	71,016	3.9%		51,352	3.0%		41,252	2.5%
Other operating expenses	385,957	21.3%		370,185	21.4%		392,619	23.3%
Medicare and Medicaid EHR incentives	(14,417)	(0.8%	)	(20,723)	(1.2%	)	(21,831)	(1.3%	)
Interest expense, net	130,818	7.2%		133,154	7.7%		137,687	8.2%
Depreciation and amortization	91,150	5.0%		89,878	5.2%		97,380	5.8%
Management fees	5,000	0.3%		5,000	0.3%		5,000	0.3%

Total costs and expenses	1,826,944	100.6%		1,747,097	101.1%		1,704,095	101.3%

Loss from continuing operations before gain (loss) on disposal of assets and income taxes	(10,713)	(0.6%	)	(19,103)	(1.1%	)	(21,204)	(1.3%	)
Gain (loss) on disposal of assets, net	3,402	0.2%		(8,982)	(0.5%	)	2,241	0.1%

Loss from continuing operations before income taxes	$(7,311)	(0.4%	)	$(28,085)	(1.6%	)	$(18,963)	(1.1%	)

(1)	Revenue between segments is eliminated in our consolidated results.

Years ended September 30, 2014 and 2013

Total acute care revenue—Total acute care revenue for the year ended September 30, 2014, was $1.82 billion, an increase of $88.2 million or 5.1% compared to $1.73 billion in the prior year. The increase in total acute care revenue was primarily due to an increase in net patient revenue per adjusted admission of 4.4% and an increase in adjusted admissions of 0.8%. The provision for bad debts for the year ended September 30, 2014, was $337.1 million, an increase of $10.1 million or 3.1% compared to $327.0 million in the prior year. The 3.1% increase in the provision for bad debts for the year ended September 30, 2014 represents a moderation resulting from declines in uninsured volume and revenue, primarily in the third and fourth quarters of fiscal 2014, resulting from Medicaid expansion associated with the Health Reform Law and improving economic factors in the markets in which we operate.

Net adjustments to estimated third-party payor settlements, also known as prior year contractuals, resulted in an increase in total acute care revenue of $3.9 million and $8.3 million for the years ended September 30, 2014 and 2013, respectively.

Salaries and benefits—Salaries and benefits expense for the year ended September 30, 2014, was $857.9 million, or 47.2% of total acute care revenue, compared to $824.0 million, or 47.7% of total acute care revenue in the prior year. Excluding the impact of stock-based compensation, salaries and benefits expense as a percentage of total acute care revenue was 46.6% for the year ended September 30, 2014, compared to 47.5%

in the prior year. Salaries and benefits expense as a percentage of total acute care revenue, excluding the impact of stock-based compensation, decreased primarily as a result of revenue growth and improvements in labor productivity.

Supplies—Supplies expense for the year ended September 30, 2014, was $299.5 million, or 16.5% of total acute care revenue, compared to $294.2 million, or 17.0% of total acute care revenue in the prior year. The improvement in supplies expense as a percentage of total acute care revenue was the result of a decline in supply intensive surgical procedures as evidenced by a 3.8% decline in inpatient surgeries, as well as the impact of supply cost initiatives that have included improved pricing and more effective utilization.

Rentals and leases—Rentals and leases expense for the year ended September 30, 2014, was $71.0 million, or 3.9% of total acute care revenue, compared to $51.4 million, or 3.0% of total acute care revenue in the prior year. The increase in rentals and leases expense was primarily due to $18.0 million of additional rent expense resulting from the sale-leaseback of certain hospital real estate, which closed late in the fourth quarter of fiscal 2013.

Other operating expenses—Other operating expenses for the year ended September 30, 2014, were $386.0 million, or 21.3% of total acute care revenue, compared to $370.2 million, or 21.4% of total acute care revenue in the prior year. The decrease in other operating expenses as a percentage of total acute care revenue was primarily due to the result of a reduction in professional fees and other indigent care costs associated with our Texas hospitals’ participation in certain Medicaid supplemental reimbursement programs.

Interest expense—Interest expense for the year ended September 30, 2014, was $130.8 million, compared to $133.2 million in the prior year. The decrease in interest expense was due to the execution of an amendment to re-price our senior secured credit facility completed during the second quarter of fiscal year 2013.

Gain (loss) on disposal of assets, net—Loss on disposal of assets for the year ended September 30, 2013, included a $10.2 million loss associated with the sale-leaseback of certain hospital real estate, which closed late in the fourth quarter of fiscal 2013.

Years ended September 30, 2013 and 2012

Total acute care revenue—Total acute care revenue for the year ended September 30, 2013, was $1.73 billion, an increase of $45.1 million or 2.7% compared to $1.68 billion in the prior year. The increase in total acute care revenue was primarily due to an increase in adjusted admissions of 1.5% and an increase in net patient revenue per adjusted admission of 1.0%. The provision for bad debts for the year ended September 30, 2013, was $327.0 million, an increase of $85.2 million or 35.2%, compared to $241.8 million in the prior year. The increase in the provision for bad debts was the result of increased uninsured volume, revenue and related acuity levels.

Net adjustments to estimated third-party payor settlements, also known as prior year contractuals, resulted in an increase in total acute care revenue of $8.3 million and $13.8 million for the years ended September 30, 2013 and 2012, respectively.

Salaries and benefits—Salaries and benefits expense for the year ended September 30, 2013, was $824.0 million, or 47.7% of total acute care revenue, compared to $768.6 million, or 45.7% of total acute care revenue in the prior year. Excluding the impact of stock-based compensation, salaries and benefits expense as a percentage of total acute care revenue was 47.5% for the year ended September 30, 2013, compared to 45.1% in the prior year. Salaries and benefits expense as a percentage of total acute care revenue, excluding the impact of stock-based compensation, increased primarily as a result of the expansion of our employed physician base, which requires additional investments in labor and other practice-related costs, including infrastructure and physician support staff.

Other operating expenses—Other operating expenses for the year ended September 30, 2013, were $370.2 million, or 21.4% of total acute care revenue, compared to $392.6 million, or 23.3% of total acute care revenue in the prior year. The decrease in other operating expenses as a percentage of total acute care revenue was primarily due to the result of a reduction in professional fees and other indigent care costs associated with our Texas hospitals’ participation in certain Medicaid supplemental reimbursement programs.

Interest expense—Interest expense for the year ended September 30, 2013, was $133.2 million, compared to $137.7 million in the prior year. The decrease in our interest expense was due to our refinancing transaction completed during the third quarter of fiscal year 2012.

Gain (loss) on disposal of assets, net—Loss on disposal of assets for the year ended September 30, 2013, included a $10.2 million loss associated with the sale-leaseback of certain hospital real estate, which closed late in the fourth quarter.

Managed care operations

The following table sets forth, for the periods indicated, results of our Managed care operations expressed in dollar terms and as a percentage of premium and service revenues. Such information has been derived from our audited, consolidated statements of operations.

	Year Ended September 30, 2014		Year Ended September 30, 2013		Year Ended September 30, 2012
($ in thousands):	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(Restated)

Premium and service revenues
Premium revenue	$693,612	99.2%	$564,152	100.0%	$569,142	100.0%
Service revenue	5,692	0.8%	—	—	—	—

Premium and service revenues	699,304	100.0%	564,152	100.0%	569,142	100.0%

Costs and expenses
Salaries and benefits	34,925	5.0%	23,985	4.3%	21,527	3.8%
Supplies	233	0.0%	183	0.0%	228	0.0%
Medical claims (1)	609,857	87.2%	474,386	84.1%	473,217	83.1%
Other operating expenses	40,976	5.9%	23,448	4.1%	22,478	4.0%
Rentals and leases	1,698	0.2%	1,544	0.3%	1,533	0.3%
Depreciation and amortization	4,162	0.6%	4,148	0.7%	3,884	0.7%

Total costs and expenses	691,851	98.9%	527,694	93.5%	522,867	91.9%

Earnings before income taxes	$7,453	1.1%	$36,458	6.5%	$46,275	8.1%

(1)	Medical claims paid to our hospitals of $13.1 million, $7.1 million and $7.1 million for the years ended September 30, 2014, 2013 and 2012, respectively, are eliminated in our consolidated results.

Years ended September 30, 2014 and 2013

Premium and service revenues—Premium and service revenues were $699.3 million for the year ended September 30, 2014, an increase of $135.2 million or 24.0%, compared to $564.2 million in the prior year. The increase in premium and service revenues was attributable to an 81.3% increase in lives, driven by growth in all of our managed care product lines, including our MSO subsidiary. For the year ended September 30, 2014, enrollment in our Medicare and Medicaid product lines increased 92.4% and 16.8%, respectively, compared to the prior year. Premium revenue for our managed Medicaid product line has been impacted favorably by the state of Arizona’s expansion of the Medicaid program in connection with the Health Reform Law. Premium revenue on a per member per month basis for our Arizona Medicaid product line increased 2.7% compared to the prior year. Additionally, premium revenue for the year ended September 30, 2014, compared to the prior year, increased as a result of additional reimbursement related to primary care physician Medicaid parity payments, which also includes a pass-through component impacting our medical expenses. We also recognized $8.2 million of revenue related to the new HIF as part of the Health Reform Law.

Medical claims—Medical claims expense was $609.9 million for the year ended September 30, 2014, compared to $474.4 million in the prior year. Medical claims expense as a percentage of premium revenue was 87.7% for the year ended September 30, 2014, compared to 84.1% in the prior year. Excluding the impact of the HIF revenue, medical claims expense as a percentage of premium revenue was 88.8% for the year ended September 30, 2014, compared to 84.1% in the prior year. This increase was primarily attributable to additional medical expenses associated with the growth in childless adult members, resulting from the recent expansion of the Medicaid program in Arizona, a population that typically experiences more frequent medical utilization and higher acuity levels, particularly as they are newly enrolled (and prior to effective management of their care). Additionally, we have incurred an increase in pharmacy costs during the year resulting from an increase in specialty drug utilization, including $3.8 million of additional costs associated with a new drug treatment used to cure Hepatitis C.

Other operating expenses—Other operating expenses for year ended September 30, 2014, were $41.0 million, or 5.9% of premium and service revenues, compared to $23.4 million, or 4.1% of premium and service revenues in the prior year. Other operating expenses increased primarily as a result of $4.8 million in start-up related costs associated with our new MSO-related business and $6.0 million in HIF expense.

Years ended September 30, 2013 and 2012

Premium and service revenues—Premium and service revenues were $564.2 million for the year ended September 30, 2013, a decrease of $4.9 million or 0.9%, compared to $569.1 million in the prior year. Member months declined 3.2% in the year ended September 30, 2013, compared to the prior year. The decline in member months was attributable to the state of Arizona’s efforts to reduce Medicaid enrollment, particularly related to childless adults.

Medical claims—Medical claims expense was $474.4 million for the year ended September 30, 2013, compared to $473.2 million in the prior year. Medical claims expense as a percentage of premium revenue was 84.1% for the year ended September 30, 2013, compared to 83.1% in the prior year. The increase in medical claims as a percentage of premium revenue was primarily due to changes in prior period development that impacted prior year results.

Liquidity and capital resources

Overview of cash flow activities

Our cash flows are summarized as follows (in thousands):

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013
Cash flows from operating activities	$60,030	$(10,341)	$59,074	$98,204
Cash flows from investing activities	$(76,427)	$(84,100)	$(122,415)	$311,972
Cash flows from financing activities	$(17,131)	$(140,844)	$(148,407)	$(20,875)

Operating activities

Cash flows provided by operating activities were $60.0 million for the nine months ended June 30, 2015, compared to cash flows used in operating activities of $10.3 million in the same prior year period. The prior year cash flows from operating activities were impacted by the payment of $22.3 million in income taxes, transaction fees and other costs associated with the sale-leaseback of certain real estate, along with delays in certain Texas Medicaid supplemental reimbursement programs. During the nine months ended June 30, 2015, we have collected $79.8 million in receivables related to the Texas Medicaid supplemental reimbursement programs. Subsequent to June 30, 2015 we have received an additional $30.4 million related to these receivables.

At June 30, 2015, we had $527.2 million in net working capital, compared to $529.7 million at September 30, 2014, both excluding assets and liabilities held for sale. Net accounts receivable increased $16.5 million to $322.2 million at June 30, 2015, from $305.7 million at September 30, 2014. Our days revenue in accounts receivable at June 30, 2015 were 54, compared to 55 at September 30, 2014 and 54 at June 30, 2014.

Cash flows provided by operating activities were $59.1 million for the year ended September 30, 2014, compared to $98.2 million in the prior year. Cash flows from operating activities were impacted by the payment of $22.3 million in income taxes, transaction fees and other costs, as well as $22.5 million of additional rent payments, associated with the sale-leaseback of certain hospital real estate, which closed at the end of fiscal 2013. In addition, cash flows from operating activities were impacted by the timing of payments related to primary care physician Medicaid parity amounts at Health Choice and delays in Texas supplemental Medicaid reimbursement.

At September 30, 2014, we had $529.7 million in net working capital, compared to $606.7 million at September 30, 2013, both excluding assets and liabilities held for sale. Net accounts receivable decreased $65.3 million to $305.7 million at September 30, 2014, from $371.0 million at September 30, 2013. Our days revenue in accounts receivable at September 30, 2014, were 55, compared to 63 at September 30, 2013.

Investing activities

Cash flows used in investing activities were $76.4 million for the nine months ended June 30, 2015, compared to $84.1 million in the same prior year period. Purchases of property and equipment were $106.6 million, including $28.0 million related to the construction of our new greenfield hospital campus in Lehi, Utah, Mountain Point Medical Center, compared to $76.1 million in the same prior year period. Also included in the nine months ended June 30, 2015 is $42.6 million in proceeds received from the sale of our Nevada operations.

Cash flows used in investing activities were $122.4 million for the year ended September 30, 2014, compared to cash provided by investing activities of $312.0 million in the prior year. The prior year included proceeds of $278.0 million (net of certain transaction costs) received from the sale-leaseback of certain hospital real estate during the year ended September 30, 2013, and the advanced proceeds of $144.8 million (net of certain transaction costs) received in connection with the sale of our Florida operations, which was effective October 1, 2013. Included in investing activities for the year ended September 30, 2014, is $34.1 million in capital expenditures associated with our new greenfield hospital campus in Lehi, Utah, Mountain Point Medical Center.

Financing activities

Cash flows used in financing activities were $17.1 million for the nine months ended June 30, 2015, compared to $140.8 million in the same prior year period. On October 18, 2013, we distributed a $115.0 million cash dividend to our common stockholders. Additionally, the nine months ended June 30, 2014 included distributions to non-controlling interests of $6.4 million associated with the sale-leaseback of certain hospital real estate.

Cash flows used in financing activities were $148.4 million for the year ended September 30, 2014, compared to $20.9 million in the prior year. On October 18, 2013, we distributed a $115.0 million cash dividend to our common stockholders. The prior year includes proceeds from borrowings on our revolving credit facilities of $165.0 million, along with subsequent debt payments of $178.5 million. The year ended September 30, 2014, includes regular debt payments of $13.4 million and distributions to non-controlling interests of $5.3 million associated with the sale-leaseback of certain hospital real estate.

Capital resources

As of June 30, 2015, we had the following debt arrangements through our operating subsidiary, IASIS Healthcare LLC (“IASIS Healthcare”):

•	up to $1.325 billion in senior secured credit facilities; and
•	$849.9 million in 8.375% senior notes due 2019.

At June 30, 2015, amounts outstanding under our senior secured credit facilities consisted of $981.9 million in term loans. In addition, we had $83.7 million in letters of credit outstanding under the revolving credit facility. The weighted average interest rate of outstanding borrowings under the senior secured credit facilities was 4.5% for each of the nine months ended June 30, 2015 and 2014.

$1.325 billion Senior Secured Credit Facilities

IASIS Healthcare, our operating subsidiary, is the borrower under a senior credit agreement (the “Amended and Restated Credit Agreement”) for which we and certain of our other subsidiaries serve as guarantors. The Amended and Restated Credit Agreement provides for senior secured financing of up to $1.325 billion consisting of (1) a $1.025 billion senior secured term loan facility maturing in May 2018 and (2) a $300.0 million senior secured revolving credit facility maturing in May 2016, of which up to $150.0 million may be utilized for the issuance of letters of credit (together, the “Senior Secured Credit Facilities”). Principal under the senior secured term loan facility is due in consecutive equal quarterly installments in an aggregate annual amount equal to 1% of the principal amount of $1.007 billion outstanding as of the effective date, February 20, 2013, of a repricing amendment, with the remaining balance due upon maturity of the senior secured term loan facility. The senior secured revolving credit facility does not require principal installment payments prior to maturity. On September 12, 2014, the Amended and Restated Credit Agreement was amended to, among other things, extend the deadline by which we must reinvest the proceeds of certain assets sales from 12 months to 24 months.

Borrowings under the senior secured term loan facility (giving effect to the repricing amendment) bear interest at a rate per annum equal to, at our option, either (1) a base rate (the “base rate”) determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) a one-month LIBOR rate, subject to a floor of 1.25%, plus 1.00%, in each case, plus a margin of 2.25% per annum or

(2) the LIBOR rate for the interest period relevant to such borrowing, subject to a floor of 1.25%, plus a margin of 3.25% per annum. Borrowings under the senior secured revolving credit facility generally bear interest at a rate per annum equal to, at our option, either (1) the base rate plus a margin of 2.50% per annum, or (2) the LIBOR rate for the interest period relevant to such borrowing plus a margin of 3.50% per annum. In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we are required to pay a commitment fee on the unutilized commitments under the senior secured revolving credit facility, as well as pay customary letter of credit fees and agency fees.

The Senior Secured Credit Facilities are unconditionally guaranteed by us and certain of our subsidiaries (collectively, the “Credit Facility Guarantors”) and are required to be guaranteed by all of IASIS Healthcare’s future material wholly owned subsidiaries, subject to certain exceptions. All obligations under the Amended and Restated Credit Agreement are secured, subject to certain exceptions, by substantially all of our assets and the assets of IASIS Healthcare and the Credit Facility Guarantors, including (1) a pledge of 100% of IASIS Healthcare’s equity and that of the Credit Facility Guarantors other than us, (2) mortgage liens on all of IASIS Healthcare’s material real property and that of the Credit Facility Guarantors, and (3) all proceeds of the foregoing.

The Amended and Restated Credit Agreement requires IASIS Healthcare to mandatorily prepay borrowings under the senior secured term loan facility with net cash proceeds of certain asset dispositions, following certain casualty events, certain borrowings or debt issuances, and from a percentage of annual excess cash flow.

The Amended and Restated Credit Agreement contains certain restrictive covenants, including, among other things: (1) limitations on the incurrence of debt and liens; (2) limitations on investments other than, among other exceptions, certain acquisitions that meet certain conditions; (3) limitations on the sale of assets outside of the ordinary course of business; (4) limitations on dividends and distributions; and (5) limitations on transactions with affiliates, in each case, subject to certain exceptions. The Amended and Restated Credit Agreement also contains certain customary events of default, including, without limitation, a failure to make payments under the Senior Secured Credit Facilities, cross-defaults, certain bankruptcy events and certain change of control events.

On May 15, 2015, we entered into a waiver agreement with our senior credit lenders with respect to information previously provided to senior lenders which contained certain information (the “prior information”) that has been subsequently updated by IASIS Healthcare’s delivery of certain amended filings on Form 10-K/A and Form 10-Q/A and the financial statements contained therein. The waiver agreement effectuates a release by the senior credit lenders of any claims related to the prior information (and related claims).

8.375% Senior Notes due 2019

IASIS Healthcare and IASIS Capital Corporation (together, the “Issuers”) issued an $850.0 million aggregate principal amount of Senior Notes, which mature on May 15, 2019, pursuant to an indenture, dated as of May 3, 2011, among the Issuers and certain of the Issuers’ wholly owned domestic subsidiaries that guarantee the Senior Secured Credit Facilities (the “Notes Guarantors”) (the “Indenture”). The Indenture provides that the Senior Notes are general unsecured, senior obligations of the Issuers, and are unconditionally guaranteed on a senior unsecured basis by certain subsidiaries of IASIS Healthcare.

On October 31, 2014, the Issuers completed an offer to purchase up to $210.0 million aggregate principal amount of its outstanding Senior Notes. The Issuers were required to make the offer to purchase under the terms of the Indenture governing the Senior Notes using excess proceeds from certain asset dispositions. The offer to purchase was made at a price equal to 100% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest to, but excluding, the redemption date. Holders validly tendered $0.1 million in aggregate principal amount of the Senior Notes, all of which were purchased by the Issuers on November 6, 2014. At June 30, 2015, the outstanding principal balance of the Senior Notes was $849.9 million.

The Senior Notes bear interest at a rate of 8.375% per annum, payable semi-annually, in cash in arrears, on May 15 and November 15 of each year. The Issuers may redeem the Senior Notes in whole or in part, at anytime on or after May 15, 2015, at the redemption prices set forth below, plus accrued and unpaid interest and special interest, if any, to but excluding the redemption date, subject to compliance with certain conditions:

Date	Percentage
May 15, 2015	104.188%
May 15, 2016	102.094%
May 15, 2017 and thereafter	100.000%

The Indenture contains covenants that limit the Issuers’ (and their restricted subsidiaries’) ability to, among other things: (1) incur additional indebtedness or liens or issue disqualified stock or preferred stock; (2) pay dividends or make other distributions on, redeem or repurchase their capital stock; (3) sell certain assets; (4) make certain loans and investments; (5) enter into certain transactions with affiliates; (6) impose restrictions on the ability of a subsidiary to pay dividends or make payments or distributions to us and our restricted subsidiaries; and (7) consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important limitations and exceptions.

The Indenture also provides for events of default, which, if any of them occurs, may permit or, in certain circumstances, require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes to be due and payable immediately. If IASIS Healthcare experiences certain kinds of changes of control, they must offer to purchase the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest and special interest, if any, to but excluding the repurchase date. Under certain circumstances, IASIS Healthcare will have the ability to make certain payments to facilitate a change of control transaction and to provide for the assumption of the Senior Notes by a new parent company resulting from such change of control transaction. If such change of control transaction is facilitated, the Issuers will be released from all obligations under the Indenture and the Issuers and the trustee will execute a supplemental indenture effectuating such assumption and release.

Other

We executed interest rate swaps with Citibank, N.A. (“Citibank”) and Barclays Bank PLC (“Barclays”), as counterparties, with notional amounts totaling $350.0 million, of which $50.0 million expired on September 30, 2014. The remaining agreements were effective March 28, 2013 and expire September 30, 2015 and September 30, 2016. Under these remaining agreements, we are required to make quarterly fixed rate payments to the counterparties at annual rates ranging from 1.9% to 2.2%. The counterparties are obligated to make quarterly floating rate payments to us based on the three-month LIBOR rate, each subject to a floor of 1.25%. The interest rate swaps outstanding at June 30, 2015 are as follows:

Total Notional Amounts
Effective Dates	(in thousands)
Effective from March 28, 2013 to September 30, 2015	$100,000
Effective from March 28, 2013 to September 30, 2016	200,000

Capital expenditures

We plan to finance our proposed capital expenditures with cash generated from operations, borrowings under our Senior Secured Credit Facilities and other capital sources that may become available. We expect our capital expenditures for fiscal 2015 to be $130.0 million to $140.0 million, including the following significant expenditures:

•

$65.0 million to $70.0 million for growth and new business projects, including approximately $28.0 million which has been expended related to our new greenfield hospital campus in Lehi, Utah, which opened in June 2015;

•	$45.0 million to $50.0 million in replacement or maintenance related projects at our hospitals; and

•	$20.0 million in hardware and software costs related to information systems projects, including healthcare IT stimulus initiatives.

Liquidity

We rely on cash generated from our operations as our primary source of liquidity, as well as available credit facilities, project and bank financings and the issuance of long-term debt. From time to time, we have also utilized operating lease transactions that are sometimes referred to as off-balance sheet arrangements. We expect that our future funding for working capital needs, capital expenditures, long-term debt repayments and other financing activities will continue to be provided from some or all of these sources. Each of our existing and projected sources of cash was impacted by operational and financial risks that influence the overall amount of cash generated and the capital available to us. For example, cash generated by our business operations may be impacted by, among other things, economic downturns, federal and state budget initiatives, weather-related catastrophes and adverse industry conditions. Our future liquidity will be impacted by our ability to access capital markets, which may be restricted due to our credit ratings, general market conditions, leverage capacity and by existing or future debt agreements. For a further discussion of risks that can impact our liquidity, see “Risk factors”.

Including available cash at June 30, 2015, we have available liquidity as follows (in millions):

Cash and cash equivalents	$308.2
Available capacity under our senior secured revolving credit facility	216.3

Net available liquidity at June 30, 2015	$524.5

Net available liquidity assumes 100% participation from all lenders currently participating in our senior secured revolving credit facility. In addition to our available liquidity, we expect to generate significant operating cash flows in fiscal 2015. We also will utilize proceeds from our financing activities as needed.

With respect to the disposition of our Florida operations, the sale-leaseback of certain hospital real estate and the sale of our Nevada hospital operations that closed in January 2015, we received aggregate gross proceeds of approximately $472 million. The Amended and Restated Credit Agreement requires us to prepay borrowings under the senior credit agreement with net cash proceeds, after taxes and other related transaction costs, of certain asset dispositions unless such proceeds are reinvested within 12 months in existing facilities or 24 months in a greenfield construction project (36 months if there is a binding commitment for such investment within such 12 or 24 month periods). In September 2014, pursuant to an amendment to our Amended and Restated Credit Agreement, our lenders extended for one year the deadlines related to the reinvestment of the net proceeds received from both the disposition of our Florida operations and the sale-leaseback of our three hospital properties. The Indenture similarly requires us to use the net cash proceeds of certain asset dispositions to offer to repurchase notes or to make prepayments under the Amended and Restated Credit

Agreement unless such proceeds have been reinvested within 365 days (an additional 180 days exists if there is a binding commitment for such investment). In October 2014, we satisfied these obligations under the indenture with respect to our September 2013 transactions by conducting such an offer to repurchase the Senior Notes. We are also required to comply with these obligations with respect to the proceeds from the sale of our Nevada facilities in January 2015. While we currently plan to reinvest all of the net proceeds noted above, we are unable to make assurances that our plans to invest such proceeds will be achieved or that they will be on acceptable terms to our debt investors within the prepayment grace period or at all.

Based upon our current level of operations and anticipated growth, we believe we have sufficient liquidity to meet our cash requirements over the short-term (next 12 months) and over the next three years. In evaluating the sufficiency of our liquidity for both the short-term and long-term, we considered the expected cash flow to be generated by our operations, cash on hand and the available borrowings under our Senior Secured Credit Facilities, compared to our anticipated cash requirements for debt service, working capital, capital expenditures and the payment of taxes, as well as funding requirements for long-term liabilities.

We are unable at this time to extend our evaluation of the sufficiency of our liquidity beyond three years. We cannot assure you that our operating performance will generate sufficient cash flow from operations or that future borrowings will be available under our Senior Secured Credit Facilities, or otherwise, to enable us to grow our business, service our indebtedness, or make anticipated capital expenditures and tax payments. For more information, see “Risk factors.”

One element of our business strategy is to selectively pursue acquisitions and strategic alliances in existing and new markets. Any acquisitions or strategic alliances may result in the incurrence of, or assumption by us, of additional indebtedness. We continually assess our capital needs and may seek additional financing, including debt or equity as considered necessary to fund capital expenditures and potential acquisitions or for other corporate purposes. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. For more information, see “Risk factors.”

We do not have any relationships with unconsolidated entities or financial partnerships, such entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Off-balance sheet arrangements

As of June 30, 2015, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We do not typically enter into off-balance sheet arrangements, except for arrangements related to operating lease commitments and letters of credit, as disclosed in the contractual obligations table below. Neither we nor our subsidiaries typically guarantee the obligations of unrelated parties.

Tabular disclosure of contractual obligations

The following table reflects a summary of obligations and commitments outstanding including both the principal and interest portions of long-term debt, capital leases and other obligations at September 30, 2014.

	Payments due by period
	1 year	2-3 years	4-5 years	More than 5 years	Total
	(in millions)

Contractual Cash Obligations
Long-term debt, with interest(1)	$125.6	$249.9	$1,946.5	$—	$2,322.0
Capital lease obligations, with interest	1.9	1.7	1.3	3.0	7.9
Medical claims	79.5	—	—	—	79.5
Operating leases	51.0	92.9	77.5	240.5	461.9
Estimated self-insurance liabilities	15.3	22.8	17.7	25.2	81.0
Purchase obligations	40.3	23.5	15.3	4.9	84.0

Subtotal	$313.6	$390.8	$2,058.3	$273.6	$3,036.3

	Amount of commitment expiration per period
	1 year	2-3 years	4-5 years	More than 5 years	Total
	(in millions)

Other Commitments(2)
Guarantees of surety bonds	$0.5	$—	$—	$—	$0.5
Letters of credit	—	81.0	—	—	81.0
Other commitments	15.7	16.8	0.6	—	33.1

Subtotal	16.2	97.8	0.6	—	114.6

Total obligations and commitments	$329.8	$488.6	$2,058.9	$273.6	$3,150.9

(1)	We applied an interest rate of 4.5% to our Senior Secured Credit Facilities and 8.375% to our Senior Notes.

(2)	Excludes $10.2 million of unrecognized tax benefits and related interest that could result in a cash settlement, of which $7.6 million relates to timing differences between book and taxable income that may be offset by a reduction of cash tax obligations in future periods. We have not included these amounts in the above table as we cannot reliably estimate the amount and timing of payments related to these liabilities.

Seasonality

The patient volumes and total revenue at our healthcare operations are subject to seasonal variations and generally are greater during the quarter ended March 31 than other quarters. These seasonal variations are caused by a number of factors, including seasonal cycles of illness, climate and weather conditions in our markets, vacation patterns of both patients and physicians and other factors relating to the timing of elective procedures and patient deductibles and co-insurance limits.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing our financial statements, we make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

We have determined an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and (2) changes in the estimate would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical as defined herein. Changes in estimates used in these and other items could have a material impact on our financial statements.

The estimates, judgments and assumptions used by us under “Allowance for doubtful accounts,” “Allowance for contractual discounts and settlement estimates,” “Insurance reserves,” “Medical claims payable,” “Goodwill and other intangibles,” “Income taxes” and “Stock-based compensation” are, we believe, reasonable, but involve inherent uncertainties as described below, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Allowance for doubtful accounts.    Our ability to collect outstanding receivables from third-party payors and patients is critical to our operating performance and cash flows. The primary collection risk lies with uninsured patient accounts or patient accounts for which primary insurance has paid but a patient portion remains outstanding. The provision for bad debts and the allowance for doubtful accounts relate primarily to amounts due directly from patients. Our estimation of the allowance for doubtful accounts is based primarily upon the type and age of the patient accounts receivable and the effectiveness of our collection efforts. Our policy is to reserve a portion of all self-pay receivables, including amounts due from the uninsured and amounts related to co-payments and deductibles, as these charges are recorded. We monitor our accounts receivable balances and the effectiveness of our reserve policies on a regular basis and review various analytics to support the basis for our estimates. These efforts primarily consist of reviewing the following:

•	Cash collections as a percentage of net patient revenue less bad debts;

•	Changes in the aging and payor mix of accounts receivable, including increased focus on accounts due from the uninsured and accounts that represent co-payments and deductibles due from patients;

•	Revenue and volume trends by payor, particularly the self-pay components;

•	Trending of days revenue in accounts receivable;

•	Various allowance coverage statistics; and

•	Historical write-off and collection experience using a hindsight or look-back approach.

We regularly perform hindsight procedures to evaluate historical write-off and collection experience throughout the year to assist in determining the reasonableness of our process for estimating the allowance for doubtful accounts. We do not pursue collection of amounts related to patients who qualify for charity care under our guidelines. Charity care accounts are deducted from gross revenue and do not affect the provision for bad debts.

At September 30, 2014 and 2013, our self-pay receivables, including amounts due from uninsured patients and co-payment and deductible amounts due from insured patients, were $264.6 million and $336.2 million, respectively, while our allowance for doubtful accounts was $220.8 million and $255.7 million, respectively. Same-facility days revenue in accounts receivable were 55 at September 30, 2014, compared to 63 days at September 30, 2013. For the year ended September 30, 2014, the provision for bad debts was 15.8% of acute care revenue before provision for bad debts, compared to 16.0% in the prior year. Significant changes in payor mix or business office operations could have a significant impact on the provision for bad debts, as well as our results of operations and cash flows.

Allowance for contractual discounts and settlement estimates.    We derive a significant portion of our net patient revenue from Medicare, Medicaid and managed care payors that receive discounts from our standard charges. For the years ended September 30, 2014, 2013 and 2012, Medicare, Medicaid and managed care revenue together accounted for 84.9%, 82.7% and 84.2%, respectively, of our hospitals’ net patient revenue before the provision for bad debts.

We estimate contractual discounts and allowances based upon payment terms outlined in our managed care contracts, by federal and state regulations for the Medicare and various Medicaid programs, and in accordance with terms of our uninsured discount program. Contractual discounts for most of our patient revenue are determined by an automated process that establishes the discount on a patient-by-patient basis. The payment terms or fee schedules for most payors have been entered into our patient accounting systems. Automated (system-generated) contractual discounts are recorded, at the time a patient account is billed, based upon the system-loaded payment terms. In certain instances for payors that are not significant or who have not entered into a contract with us, we make manual estimates in determining contractual allowances based upon historical collection rates. At the end of each month, we estimate contractual allowances for all unbilled accounts based on payor-specific six-month average contractual discount rates.

For governmental payors such as Medicare and Medicaid, we determine contractual discounts or allowances based upon the program’s reimbursement (payment) methodology (i.e., either prospectively determined or retrospectively determined based on costs as defined by the government payor). These contractual discounts are determined by an automated process in a manner similar to the process used for managed care revenue. Under prospective payment programs, we record contractual discounts based upon predetermined reimbursement rates. For retrospective cost-based revenues, which are less prevalent, we estimate contractual allowances based upon historical and current factors which are adjusted as necessary in future periods, when final settlements of filed cost reports are received. Net adjustments to estimated third-party payor settlements, also known as prior year contractuals, excluding the $9.3 million net impact of an industry-wide rural floor wage settlement and the newly issued Supplemental Security Income ratios in fiscal year 2012, resulted in an increase in acute care revenue of $3.9 million, $8.3 million and $4.5 million for the years ended September 30, 2014, 2013 and 2012, respectively.

Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. All contractual adjustments, regardless of type of payor or method of calculation, are reviewed and compared to actual payment experience on an individual patient account basis. Discrepancies between expected and actual payments are reviewed, and as necessary, appropriate corrections to the patient accounts are made to reflect actual payments received. If a discrepancy exists between the payment terms loaded into the contract management system and the actual discount based on payments received, the system is updated accordingly to ensure appropriate discounting of future charges.

Additionally, we rely on other analytical tools to ensure our contractual discounts are reasonably estimated. These include, but are not limited to, monitoring of collection experience by payor, reviewing total patient collections as a percentage of net patient revenue (adjusted for the provision for bad debts) on a trailing twelve-month basis, gross to net patient revenue comparisons, contractual allowance metrics, etc. As well, patient accounts are continually reviewed to ensure all patient accounts reflect either system-generated discounts or estimated contractual allowances, as necessary.

Medicare and Medicaid regulations and various managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our healthcare facilities, requiring complex calculations and assumptions which are subject to interpretation. Additionally, the services authorized and provided and resulting reimbursement are often subject to interpretation. These interpretations sometimes result in payments that differ from our estimates. Additionally, updates to regulations and contract renegotiations occur frequently, necessitating continual review and assessment of the estimation process by management. We have made significant investments in our patient accounting information systems, human resources and internal controls, which we believe greatly reduces the likelihood of a significant variance occurring between the recorded and estimated contractual discounts. Given that most of our contractual discounts are pre-defined or contractually based, and as a result of continual internal monitoring processes and our use of analytical tools, we believe the aggregate differences between amounts recorded for initial contractual discounts and final contractual discounts resulting from payments received are not significant. Finally, we believe that having a wide variety and large number of managed care contracts that are subject to review and administration on a hospital-by-hospital basis minimizes the impact on our total revenue of any imprecision in recorded contractual discounts caused by the system-load of payment terms of a particular payor. We believe that our systems and processes, as well as other items discussed, provide reasonable assurance that any change in estimate related to contractual discounts is immaterial to our financial position, results of operations and cash flows.

Insurance reserves.    Given the nature of our operating environment, we may become subject to medical malpractice or workers’ compensation claims or lawsuits. We maintain third-party insurance coverage for individual malpractice and workers’ compensation claims to mitigate a portion of this risk. In addition, we maintain excess coverage limiting our exposure to an aggregate annual amount for claims. We estimate our reserve for self-insured professional and general liability and workers’ compensation risks using historical claims data, demographic factors, severity factors, current incident logs and other actuarial analysis. At September 30, 2014 and 2013, our professional and general liability accrual for asserted and unasserted claims was $66.5 million and $68.2 million, respectively. For the years ended September 30, 2014, 2013 and 2012, our total premiums and self-insured retention cost for professional and general liability insurance was $17.4 million, $14.8 million and $21.5 million, respectively.

The estimated accrual for medical malpractice and workers’ compensation claims could be significantly affected should current and future occurrences differ from historical claims trends. The estimation process also is complicated by the complexity and changing nature of tort reform in the states in which we operate. While we monitor current claims closely and consider outcomes when estimating our insurance accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in the estimates.

Valuations from our independent actuary for professional and general liability losses resulted in a change in related estimates for prior years which decreased professional and general liability expense by the following amounts (in millions):

Year ended September 30, 2014	$(4.1)
Year ended September 30, 2013	$(9.4)
Year ended September 30, 2012	$(0.9)

Our estimate of the reserve for professional and general liability claims was determined by management based, in part, upon third-party actuarial reports that are prepared semi-annually. The changes in estimates noted above were recognized in the periods in which the independent actuarial calculations were received. The key assumptions underlying the development of our estimate (loss development, trends and increased limits factors) have not changed materially, as they are largely based upon professional liability insurance industry data published by the Insurance Services Office, a leading provider of data, underwriting, risk management and legal/regulatory services. The reductions in professional and general liability expense related to changes in prior year estimates reflected above for the years ended September 30, 2014, 2013 and 2012, are the result of better than expected claims experience as compared to the industry benchmarks for loss development included in the original actuarial estimate.

Sensitivity in the estimate of our professional and general liability claims reserve is reflected in various actuarial confidence levels. We utilize a statistical confidence level of 50% in developing our best estimate of the reserve for professional and general liability claims. Higher statistical confidence levels, while not representative of our best estimate, provide a range of reasonably likely outcomes upon resolution of the related claims. The following table outlines our reported reserve amounts compared to reserve levels established at the higher statistical confidence levels (in millions):

As reported at September 30, 2014	$66.5
75% Confidence Level	$71.1
90% Confidence Level	$83.6

Valuations from our independent actuary for workers’ compensation losses resulted in a change in related estimates for prior years which decreased workers’ compensation expense by the following amounts (in millions):

Year ended September 30, 2014	$(1.2)
Year ended September 30, 2013	$(1.2)
Year ended September 30, 2012	$(1.1)

Medical claims payable.    Medical claims expense, including claims paid to our hospitals, was $609.9 million, $474.4 million and $473.2 million, or 87.2%, 84.1% and 83.1% of premium and service revenues for the years ended September 30, 2014, 2013 and 2012, respectively. For the years ended September 30, 2014, 2013 and 2012, $13.1 million, $7.1 million and $7.1 million, respectively, of health plan payments made to hospitals and other healthcare entities owned by us for services provided to our enrollees were eliminated in consolidation.

The following table shows the components of the change in medical claims payable (in thousands):

	Year ended September 30, 2014	Year ended September 30, 2013	Year ended September 30, 2012
Medical claims payable as of October 1	$57,514	$61,142	$85,723
Medical claims expense incurred during the year
Related to current year	605,721	476,217	489,387
Related to prior years	4,136	(1,831)	(16,170)

Total expenses	609,857	474,386	473,217

Medical claims payments during the year
Related to current year	(525,706)	(421,120)	(430,788)
Related to prior years	(62,216)	(56,894)	(67,010)
Total payments	(587,922)	(478,014)	(497,798)

Medical claims payable as of September 30	$79,449	$57,514	$61,142

As reflected in the table above, medical claims expense for the year ended September 30, 2014, includes $4.1 million in increases in medical costs related to prior years resulting from unfavorable development in the Medicaid product line of $4.1 million. The unfavorable development in the Medicaid product line for the year ended September 30, 2014, is attributable to higher than anticipated medical costs resulting from a general increase in medical utilization. Medical claims expense for the years ended September 30, 2013 and 2012, includes $1.8 million and $16.2 million, respectively, of reductions in medical costs related to prior years resulting from favorable development in the Medicaid product line of $1.5 million and $16.5 million, respectively. The favorable development in the Medicaid product line for the years ended September 30, 2013 and 2012, is attributable to lower than anticipated medical costs resulting from a general decline in medical utilization, the loss of member lives due to changes in Arizona’s Medicaid eligibility structure, AHCCCS provider payment reductions and improvements in care management and other operational initiatives. Medical claims expense was impacted by unfavorable development in the Medicare product line of $0.1 million and $0.4 million for the years ended September 30, 2014 and 2012, respectively. Medical expense was impacted by favorable development in the Medicare product line of $0.3 million for the year ended September 30, 2013.

We estimate our medical claims payable using historical claims experience (including severity and payment lag time) and other actuarial analysis including number of enrollees, age of enrollees and certain enrollee health indicators to predict the cost of healthcare services provided to enrollees during any given period. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from our estimates given changes in healthcare costs or adverse experience. For example, our medical claims payable is primarily composed of estimates related to the most recent three months and periods prior to the most recent three months. The claims trend factor, which is developed through a comprehensive analysis of claims incurred in prior months, is the most significant component used in developing the claims liability estimates for the most recent three months. The completion factor is an actuarial estimate, based upon historical experience, of the percentage of incurred claims during a given period that have been adjudicated as of the date of estimation. The completion factor is the most significant component used in developing the claims liability estimates for the periods prior to the most recent three months. The following table illustrates the sensitivity of our medical claims payable at September 30, 2014, and the estimated potential impact on our results of operations, to changes in these factors that management believes are reasonably likely based upon our historical experience and currently available information (dollars in thousands):

Claims trend factor		Completion factor
Increase (decrease) in factor	Increase (decrease) in medical claims payable	Increase (decrease) in factor	Increase (decrease) in medical claims payable
(3.0% )	$(3,559)	1.0%	$(2,755)
(2.0)	(2,373)	0.5	(1,574)
(1.0)	(1,186)	(0.5)	2,707
1.0	1,186	(1.0)	5,670

Goodwill and other intangibles.    The accounting policies and estimates related to goodwill and other intangibles are considered critical because of the significant impact that impairment could have on our financial results. We record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles, and other intangibles, at fair value as required by Accounting Standards Codification (“ASC”) 350—Intangibles. The initial recording of goodwill and other intangibles requires subjective judgments concerning estimates of the fair value of the acquired assets. Goodwill, which was $814.5 million at September 30, 2014, is not amortized but is subject to tests for impairment annually or more often if events or circumstances indicate it may be impaired. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. We did not record an impairment loss during the years ended September 30, 2014, 2013 or 2012, in association with continuing operations. Other identifiable intangible assets, net of accumulated amortization, were $23.3 million at September 30, 2014, compared to $26.0 million at September 30, 2013. These are amortized over their estimated useful lives and are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. Estimated cash flows may extend far into the future and, by their nature, are difficult to determine over an extended timeframe. Factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

Other key judgments in accounting for intangible assets include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles which require amortization. See “Goodwill and other intangible assets” in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding intangible assets. The impact of a 5% impairment charge to goodwill or intangible assets would result in a reduction in pre-tax income of $41.9 million.

Income taxes.    We estimate and record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized in future periods based on all relevant information. We believe that future income as well as the reversal of deferred tax liabilities will enable us to realize the deferred tax assets we have recorded, net of the valuation allowance we have established.

Certain tax matters require interpretations of tax law that may be subject to future challenge and may not be upheld under tax audit. Significant judgment is required in determining and assessing the impact of such tax-related contingencies. We apply the provisions of ASC 740—Income Taxes, which prescribe a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Only tax positions that meet the more-likely-than-not recognition threshold have been recognized in connection with these provisions.

The provisions regarding accounting for uncertainty in income taxes permit interest and penalties on underpayments of income taxes to be classified as interest expense, income tax expense, or another appropriate expense classification based on the accounting election of our company. Our policy is to classify interest and penalties as a component of income tax expense.

Stock-based compensation.    We account for stock-based compensation awards in accordance with ASC 718—Compensation, which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. Our stock-based compensation plans include programs for stock options and RSU awards.

We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. We used the simplified method to determine the expected term, which is calculated as the average of the time-to-vesting and the contractual life of the awards.

Expected volatility—Since we are currently privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded peer companies over a period equal to the expected term of the awards. When selecting comparable publicly traded peer companies on which we based our expected stock price volatility, we selected companies with comparable characteristics to us, including enterprise value, risk profiles, and with historical share price information sufficient to meet the expected life of the stock-based awards. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the award.

Expected dividend—No recurring dividends have been authorized and we do not expect to pay cash dividends in the foreseeable future. Therefore, we used an expected dividend yield of zero.

In addition to the Black-Scholes assumptions, we estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to stock-based compensation in future periods. These assumptions represent our best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our equity-based compensation expense could be materially different in the future.

Recent accounting pronouncements

Newly adopted

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Comprehensive Income—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. ASU No. 2013-02 is required to be applied prospectively and is effective for fiscal years beginning after December 15, 2012, and interim periods within those years. We have adopted ASU No. 2013-02 effective October 1, 2013. At September 30, 2014, our only component of accumulated other comprehensive loss relates to unrecognized changes in the fair value of interest rate swaps. No reclassifications out of accumulated other comprehensive loss into net earnings were made during the year ended September 30, 2014, as we determined that these cash flow hedges were highly effective.

In July 2011, the FASB issued ASU No. 2011-06, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers”. Effective January 1, 2014, we adopted this ASU No. 2011-06 relating to the recognition and income statement reporting of the mandated HIF to be paid to the federal government by health insurers, as part of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or collectively, Health Reform Law, which is imposed for calendar years beginning after December 31, 2013. The HIF is based on a company’s share of the industry’s net premiums written during the preceding calendar year, and is payable on September 30 of each year. We estimate Health Choice’s portion of the HIF for the 2014 calendar year to be $7.9 million. The HIF is non-deductible for federal income tax purposes. ASU No. 2011-06 addresses how the HIF should be recognized and classified in the financial statements of health insurers. In accordance with ASU No. 2011-06, we recorded the estimated liability for the HIF in full with a corresponding deferred asset that is being amortized to expense on a straight-line basis during the 2014 calendar year. Our estimated liability for the HIF is recorded within other accrued expenses and current liabilities in the accompanying consolidated balance sheet. The corresponding deferred asset is recorded within prepaid expenses and other current assets in the accompanying consolidated balance sheet. During the nine months ended June 30, 2015, we recognized $8.8 million in other operating expenses related to the amortization of HIF, with a remaining deferred cost asset balance of $6.5 million. During the year ended September 30, 2014, we recognized $6.0 million in other operating expenses related to amortization of the HIF, with a remaining deferred cost asset balance of $1.9 million. No such amounts were recorded at September 30, 2013. Because Health Choice primarily serves individuals in government-sponsored programs, Health Choice must secure additional reimbursement from state partners for this added cost. We recognize HIF revenue when there is a contractual commitment from the state to reimburse Health Choice for the full economic impact of the health insurer fee. HIF revenue is recognized ratably throughout the year. During the year ended September 30, 2014 and the nine months ended June 30, 2015, HIF revenue totaling $8.2 million and $11.5 million, respectively, was recognized as a result of the contractual commitment from Arizona.

Recently issued

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment—Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” Among other provisions and in addition to expanded disclosures, ASU No. 2014-08 changes the definition of what components of an entity qualify for discontinued operations treatment and reporting from a reportable segment, operating segment, reporting unit, subsidiary or asset group to only those components of an entity that represent a strategic shift that has, or will have, a major effect on an entity’s operations and financial results. Additionally, ASU No. 2014-08 requires disclosure about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements, including the pretax profit or loss attributable to the component of an entity for the period in which it is disposed of or is classified as held for sale. The disclosure of this information is required for all of the same periods that are presented in the entity’s results of operations for the period. The provisions of ASU No. 2014-08 are effective prospectively for all disposals or classifications as held for sale of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted. We have not adopted ASU No. 2014-08.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. In addition, ASU No. 2014-09 will require new and enhanced disclosures. Companies can adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. ASU No. 2014-09 was originally scheduled to become effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption was not permitted. In July 2015, the FASB decided that a deferral was necessary to provide companies adequate time to effectively implement the new standard. The FASB deferred the effective date by one year, but will permit entities to adopt one year earlier if they so choose. We are currently evaluating the effect of the new revenue recognition guidance.

In February 2015, the FASB issued ASU 2015-02, “Consolidation,” which includes amendments that are intended to improve targeted areas of consolidation for legal entities including reducing the number of consolidation models from four to two and simplifying the FASB Accounting Standard Codification. The provisions of ASU 2015-02 are effective for annual periods beginning after December 15, 2015. The amendments may be applied retrospectively in previously issued financial statements for one or more years with a cumulative effect adjustment to retained earnings as of the beginning of the first year restated. Early adoption is permitted. We are currently evaluating the effect of the new consolidation guidance.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The guidance in the new standard is limited to the presentation of debt issuance costs. The recognition and measurement guidance for debt issuance costs are not affected by ASU 2015-03. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the impact of the new guidance on the presentation of debt issuance costs.

Quantitative and qualitative disclosures about market risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We do not, however, hold or issue financial instruments or derivatives for trading or speculative purposes. At June 30, 2015, the following components of our Senior Secured Credit Facilities bear interest at variable rates at specified margins above either the agent bank’s alternate base rate or the LIBOR rate: (i) a $1.025 billion, seven-year term loan; and (ii) a $300.0 million, five-year revolving credit facility. As of June 30, 2015, we had outstanding variable rate debt of $981.9 million.

We have managed our market exposure to changes in interest rates by implementing a comprehensive interest rate hedging strategy that includes converting variable rate debt to fixed rate debt. We have executed interest rate swaps for non-trading and non-speculative purposes with Citibank and Barclays, as counterparties, with notional amounts totaling $350.0 million, of which $50.0 million expired on September 30, 2014. The remaining agreements were effective March 28, 2013 and expire between September 30, 2015 and September 30, 2016, and have annual rates ranging from 1.9% to 2.2%. Our interest rate hedging agreements expose us to credit risk in the event of non-performance by our counterparties, Citibank and Barclays. However, we do not anticipate non-performance by either of our counterparties.

Although changes in the alternate base rate or the LIBOR rate would affect the cost of funds borrowed in the future, we believe the effect, if any, of reasonably possible near-term changes in interest rates on our remaining variable rate debt or our consolidated financial position, results of operations or cash flows would not be material. Holding other variables constant, including levels of indebtedness, a 0.125% increase in current interest rates would have no estimated impact on pre-tax earnings and cash flows for the next twelve month period given the 1.25% LIBOR floor that exists in our Senior Secured Credit Facilities.

We currently believe we have adequate liquidity to fund operations during the near term through the generation of operating cash flows, cash on hand and access to our senior secured revolving credit facility. Our ability to borrow funds under our senior secured revolving credit facility is subject to, among other things, the financial viability of the participating financial institutions. While we do not anticipate any of our current lenders defaulting on their obligations, we are unable to provide assurance that any particular lender will not default at a future date.

Business

Our company

We are a healthcare services company delivering high-quality, cost-effective healthcare through a broad and differentiated set of capabilities and assets that includes acute care hospitals with related patient access points, and a diversified and growing managed care risk platform (“risk platform”). Our business model is centered on deploying our acute care expertise and risk platform, either separately or on an integrated basis, in attractive markets to manage population health, integrate the delivery and payment of healthcare services and ultimately expand our total market opportunities within our existing and new geographic markets. Our company is comprised of our acute care operations, which include 16 acute care hospitals, one behavioral hospital and multiple other access points, including 144 physician clinics, multiple outpatient surgical units, imaging centers, and investments in urgent care centers and on-site employer-based clinics, and our diversified and growing risk platform, Health Choice. Through Health Choice, we operate managed Medicaid and Medicare health plans, an Exchange plan and an MSO that provides management and administrative services to third-party insurers, as well as accountable care networks in conjunction with our acute care facilities. Our facilities served 1.1 million patients and had adjusted admissions growth of 1.9% in calendar year 2014. In the first nine months of fiscal 2015, we had adjusted admissions growth of 3.5% and on a year-over-year basis our risk platform grew 50.0% to 389,900 covered lives as of June 30, 2015.

Our business strategy and geographic market focus are designed to capitalize on the transition towards value-based care, the expansion of integrated healthcare delivery models, growth in managed care in government-sponsored health insurance programs, the growing need for cost-effective healthcare delivery models and the consolidation of physician groups and health systems. We believe that the growth of value-based care programs is accelerating and providers will assume increasing financial risk for the quality of care they deliver. We also believe traditional fee-for-service (“FFS”) reimbursement will become less prominent over time as the regulatory and business environment incentivizes better patient outcomes and increased cost efficiency. For Medicare spending alone, the Department has targeted 30% of all payments to be made through value-based care programs by 2016 and 50% of all payments by 2018. According to the Department, Medicare expenditures excluding Medicare Advantage and Part D totaled $362 billion in 2014. The nature of our presence in our existing markets, and how we have leveraged our delivery and risk platform in multiple markets, are reflective of our business strategy, as follows:

•

Utah:    We have built on the strength of our facility assets and physician relationships to expand our delivery and risk platform. Our integrated delivery network includes five acute care hospital campuses in the Salt Lake City metropolitan area including a new expandable inpatient and outpatient healthcare campus in fast-growing Lehi, Utah, that opened in June 2015, each supported by a diverse ambulatory footprint. Our growing Health Choice presence includes approximately 7,100 managed Medicaid lives and an accountable care network, called Health Choice Preferred Utah, that includes 29,800 attributed lives and aligns approximately 1,000 physicians as of June 30, 2015. As of July 1, 2015, Health Choice’s managed Medicaid lives in Utah totaled 16,000.

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Arizona:    Our risk platform, Health Choice, which is headquartered in Phoenix, Arizona, continues to grow and expand and currently manages approximately 246,900 total Medicaid lives and Duals state-wide. As of June 30, 2015, we served 6,300 covered lives under our Exchange plan in Arizona, which predominantly serves the Phoenix market. Beginning on October 1, 2015, Health Choice, together with a joint venture partner, will begin operating an integrated acute and behavioral health plan in Northern Arizona. The joint venture, Health Choice Integrated Care LLC, will provide standalone behavioral health benefits for approximately 225,000 plan members in Northern Arizona, and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill.

We have leveraged our delivery assets in conjunction with Health Choice’s risk platform to develop an accountable care network with 45,100 attributed lives and 1,100 aligned physicians as of June 30, 2015. Our delivery assets located in the cities of Phoenix and Mesa are core to our local accountable care network and include three acute care hospitals and a full-service, high-acuity behavioral hospital, a growing number of patient access points and an employed physician group.

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Florida:    Applying the capabilities of our Health Choice risk platform in a market in which we do not own healthcare delivery assets, we manage the healthcare benefits and utilization of 97,700 managed Medicaid plan members as of June 30, 2015 for a large national insurer through the care management and administrative services of our MSO.

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Texas:    We have developed a diverse healthcare delivery presence through acute care hospitals in Odessa, San Antonio, Houston, Port Arthur and Texarkana, 55 physician clinic sites, multiple outpatient access points, employed physician groups and additional satellite campuses in Houston and Hope, Arkansas. Our strategic focus, throughout our Texas market, centers on integration of our hospitals and physician operations through developing a more extensive network of primary care physicians, the expansion of our physician alignment strategies and extending the reach of our outpatient business, including both surgical and imaging services.

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Louisiana:    Our expanding delivery network in the West Monroe area includes one acute care hospital, a related surgical hospital and a free-standing imaging center supported by employed physicians and a growing affiliated physician network designed to compete in a value-based environment.

•	Colorado: We provide high-quality care through a critical access hospital in the Pikes Peak area of Woodland Park, Colorado.

We believe we are well-positioned for the expected growth in value-based care because of our diverse and growing Health Choice risk platform, which is comprised of health plans, an MSO and accountable care networks that are enabled by our provider and patient-centric risk and integrated care model. Health Choice has been accredited by URAC, an independent healthcare accreditation agency that seeks to promote continuous improvement in the quality and efficiency of healthcare management. As of June 30, 2015, we experienced 50.0% year-over-year growth in Health Choice plan members, as total covered lives managed on our risk platform grew from 260,000 to 389,900. We believe our risk platform is well-positioned to respond to the healthcare industry’s migration to cost efficiency and value-based reimbursement due to its breadth, ability to manage third-party, risk-based covered lives at scale, ability to deliver integrated care with owned and aligned hospitals and ambulatory assets, and ability to facilitate value-based physician alignment. Our Health Choice risk platform includes the following capabilities:

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Extensive medical management experience:    Our 25-year history of continuously managing capitated covered lives includes a large cohort of managed Medicaid lives in Arizona, a population with historically lower reimbursement rates that requires intensive care coordination and sensitivity to cultural and linguistic needs. We believe that Health Choice’s experience in managing Medicaid lives demonstrates its core competencies in care management, population health and global risk management. In recent years, through our Health Choice Preferred networks and MSO, we have applied our experience to new populations, including attributed lives in Medicare, Exchange and commercial health plans, which we believe has been effective in improving patient outcomes and cost efficiencies. We have deployed our risk platform in conjunction with our hospitals and physicians to enter into Bundled Payments for Care Improvement Initiative contracts with CMS. This value-based CMS initiative structures reimbursement on an episode-of-care basis and rewards providers for quality of outcomes and cost efficiency.

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Geographic and product diversification:    As of June 30, 2015, Health Choice’s related entities delivered healthcare services to 389,900 covered lives across three states. These covered lives included 244,300 managed Medicaid lives served primarily through Health Choice’s core health plan business in Arizona, 9,700 Duals, 6,300 Exchange lives, 97,700 MSO lives and 74,900 lives attributed to our accountable care networks from multiple payors, whose care is managed by our network providers, of which 43,000 lives are included in Health Choice’s managed Medicaid and Exchange plans.

In addition, beginning on October 1, 2015, Health Choice, together with a joint venture partner, will manage the standalone behavioral health benefit for an estimated 225,000 plan members and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill.

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Management services organization:    Through our MSO services, we manage 97,700 managed Medicaid plan members of a large national insurer in Florida. In this relationship, we leverage Health Choice’s administrative, medical risk and population health expertise in a manner that we believe is distinct among healthcare companies with significant acute care hospital operations.

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Risk-based, physician-centric managed care model:    Our Health Choice risk platform, which includes Health Choice Preferred, allows us to align with physicians, build provider networks, integrate care across the delivery system and engage in value-based contracting. Health Choice Preferred organizes and partners with physicians to manage population health, enabling them to participate in the transition from FFS towards value-based payments. Through Health Choice Preferred, we have aligned with 2,100 physicians as of June 30, 2015 through accountable care networks that coordinate care for 74,900 attributed patient lives in two states, consisting of managed Medicaid, Medicare and commercial lives. These accountable care networks enter into contracts with insurance plans under which participating physicians and facilities are rewarded for effective clinical care and cost management. For instance, in some cases our networks make payments to health plans, or receive payments from health plans, based on whether or not target medical cost ratios are achieved. The network physicians then receive value-based incentive compensation generated from the pool of resulting cost savings, provided that such physicians have achieved agreed-to clinical quality benchmarks.

We leverage common management, systems infrastructure and processes across our business operations to produce scale efficiencies, increase the consistency of clinical outcomes, and respond to existing market dynamics and new market opportunities. We believe our growing risk platform enables us to: (1) enter new markets by utilizing our managed care and risk capabilities without expending capital in facility assets, such as our MSO expansion into the Florida market; (2) grow our physician network and patient lives base through an organized response to the growth of value-based reimbursement; (3) increase our overall growth opportunity in risk-based contracting and government-sponsored programs; and (4) enter new markets on an integrated basis through investment in acute care facility assets and the deployment of our risk platform.

Our accountable care networks integrate our acute care and managed care capabilities. These networks consist of local physicians and our hospitals, who work together to coordinate health plan member care in a cost-effective manner designed to achieve high-quality clinical results. This coordination involves Health Choice’s medical management specialists working with our hospitals, network physicians and other network providers to ensure efficient sharing of clinical information to avoid unnecessary or duplicative care and to develop a care model that encourages communication among providers. Because of such collaboration among these local providers and the integration of our acute and managed care operations, our networks are able to enter into reimbursement arrangements that provide for financial incentives that reward cost-effective care. We believe Health Choice’s population health management expertise allows us to develop a “narrow network” of providers and related provider offerings, with our hospitals serving as the preferred in-network facilities for these health plan offerings.

In recent years, we have centered our growth strategy on a narrower set of geographies and the total healthcare services opportunity in each of our core markets. In support of this strategy, we have rationalized our business operations through the divestiture of non-core hospital operations and other related assets in

Florida and Nevada and by raising capital for investment in our core markets. In our core markets, we seek to provide high-quality, cost-effective clinical care by expending capital on a disciplined basis to support and grow our delivery assets and using our risk platform where we believe it will enhance patient care. At the same time, we have also considered new market expansion that would be accretive to our core businesses. We have expanded our risk capabilities to cover new and emerging populations such as those covered by accountable care networks and Exchanges, broadened our facility portfolio to include a wider array of outpatient lines of business and access points, and created an MSO business to support new and existing market expansion. Our multi-pronged approach to the total healthcare services opportunity in a market is demonstrated in the following examples:

Coordinated expansion of risk platform and delivery assets

We have leveraged our existing delivery assets in conjunction with our risk platform to grow our market presence in Utah. We have developed an accountable care network that includes our five acute care hospital campuses in the Salt Lake City area and 1,000 aligned physicians who collectively manage 29,800 attributed lives. We have also extended our managed Medicaid capabilities to manage 7,100 lives through Health Choice Utah. To support our market growth and the expansion of our risk platform, we continue to invest in key service lines, including a new cancer center on our Jordan Valley campus, and expand our ambulatory network through investments in patient access points such as urgent care centers, on-site employer-based health clinics and a free-standing emergency department. In June 2015, we opened a new inpatient and outpatient healthcare campus south of Salt Lake City in Lehi, Utah (one of the fastest growing areas in Utah) that includes a hospital with 40 inpatient beds, full-service outpatient capabilities and a medical office building. The new healthcare campus is also expandable based on community need. By deploying the full breadth of our integrated healthcare services platform, including our healthcare delivery assets, aligned physicians and risk platform, we seek to create a collaborative, coordinated care delivery model that positions us to achieve incremental growth for both our network providers and the payors who contract with them. Since the beginning of our 2012 fiscal year, our Utah acute care revenues on average have grown faster than our company-wide acute care revenues.

New market expansion with our MSO

Leveraging our experience in providing cost-effective health plan services, we launched an MSO that is capable of providing services nationally to health plans and providers. In 2014, we began providing services for a large national insurer’s managed Medicaid members in Florida and as of June 30, 2015, we are providing services for 97,700 lives, applying our risk capabilities in a market in which we do not own healthcare delivery assets. We were able to integrate our MSO with our client’s systems, open a local office, and begin operations within 90 days of signing an agreement with our client. The ability to enter a new market through the expansion of our risk platform accounted for 55.4% of the year-over-year growth in our risk platform lives as of June 30, 2015. We believe this capability provides a different way for us to expand into new geographies and creates new opportunities for us to provide our distinct medical management services.

Growing lines of business

Since Health Choice was established in 1990, we have consistently grown our core Arizona managed Medicaid plan membership while building a statewide provider network. We have leveraged this core managed Medicaid experience to expand our risk platform in Arizona to cover 45,100 attributed accountable care network lives, establish an Exchange plan, and form an integrated behavioral health joint venture, which begins October 1, 2015, under which we expect to manage the standalone behavioral health benefit for an estimated 225,000 plan members and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill. We are also managing a growing number of complex care lives in Arizona through our Duals special needs plan, which grew 22.8% from 7,900 lives to 9,700 lives as of June 30, 2014 and 2015, respectively.

Our multi-pronged approach has enabled us to accelerate our growth, as reflected in: (a) 9.5% annual revenue growth in fiscal 2014 as compared to fiscal 2013 and 10.6% growth in revenue in the first nine months of fiscal 2015 as compared to the first nine months of fiscal 2014; (b) 1.6% annual growth in Adjusted EBITDAR for fiscal 2014 as compared to fiscal 2013 and 6.9% growth in Adjusted EBITDA in the first nine months of fiscal 2015 as compared to the first nine months of fiscal 2014; (c) 0.8% growth in adjusted admissions for fiscal 2014 as compared to fiscal 2013 and 3.5% growth in adjusted admissions in the first nine months of fiscal 2015 as compared to the first nine months of fiscal 2014; (d) 50.0% year-over-year growth in Health Choice covered lives as of June 30, 2015, as total covered lives managed on our risk platform grew from 260,000 to 389,900; and (e) new types of contracts with governmental and other third-party payors, such as the integrated acute care and behavioral health contract under which our joint venture in Northern Arizona will begin serving members on October 1, 2015, and our Florida MSO relationship.

For fiscal 2014, we generated revenues of $2.5 billion, net earnings from continuing operations of $2.6 million and Adjusted EBITDA of $239.8 million. For the first nine months of fiscal 2015, we generated revenues of $2.1 billion, net earnings from continuing operations of $9.7 million and Adjusted EBITDA of $193.6 million. For additional information regarding Adjusted EBITDA and Adjusted EBITDAR, which are non-GAAP measures, including a reconciliation of Adjusted EBITDA and Adjusted EBITDAR to the most directly comparable measure presented in accordance with U.S. GAAP, see “Selected financial data” included elsewhere in this prospectus. Approximately $1.8 billion, or 72.1%, of our revenue for fiscal 2014 was derived from our acute care segment and approximately $699.3 million, or 27.9%, of our revenue for this period was derived from Health Choice. For the nine months ended June 30, 2015, approximately $1.4 billion, or 68.7%, of our revenue was derived from our acute care segment and approximately $642.3 million, or 31.3%, of our revenue was derived from Health Choice.

Healthcare industry overview and trends

Cost-conscious healthcare environment and shift towards value-based healthcare

The U.S. healthcare system is evolving in ways that favor cost-effective healthcare delivery, focusing on value-based payments and quality of outcomes. Many observers believe the traditional FFS reimbursement model is not effective or cost-efficient in coordinating patient care, and has therefore played a major role in elevating both the level and growth rate of healthcare spending. In response, both the public and private sectors are shifting away from the historical FFS models and moving towards value-based reimbursement methodologies, including capitation payment models, that are designed to incentivize value and quality. We believe that as governmental and private insurers seek to control healthcare costs and to increase quality of care, value-based payment methodologies and reimbursement trends, such as bundled payments, shared cost savings and other cost- and quality incentive-based arrangements, will continue to grow. We believe that these will include the continued growth of value-based payment methodologies tied to both quality and coordination of care, with incentives paid for the effective use of integrated EHR technology and other programs that promote clinical integration and coordination of care, and movement more toward risk-based arrangements. We also believe that patient-centered and disease state medical home reimbursement models, in which a primary care or specialty physician serves as a care coordinator, will grow in prominence in certain markets.

The number of people in the United States covered by risk-based payment programs has been increasing rapidly and, according to industry sources, is estimated to increase from approximately 108 million at the start of 2014 to approximately 155 million by 2019. This increase is expected to further drive the critical importance to accurately measure, analyze, report, and improve patient outcomes. We believe we are well-positioned to capitalize on these trends as we seek to integrate, and drive synergies among, the core competencies of our managed care and acute care businesses.

Growth of healthcare spending

CMS estimates that U.S. healthcare expenditures were $2.9 trillion in 2013, or more than 17% of the total U.S. GDP. CMS projects that total U.S. healthcare expenditures are expected to grow by 5.6% in 2014 and by an average of 6.0% annually from 2015 to 2023. Because of this growth, total U.S. healthcare expenditures are estimated by CMS to be $5.2 trillion, or 19.3% of the total GDP, by 2023.

The hospital services sector represents the single largest category of healthcare spending in the United States at $936.9 billion in 2013. CMS expects continued increases in hospital services based on the aging of the U.S. population, the expansion of Medicaid, advances in medical procedures, expansion of health coverage, increasing consumer demand for expanded medical services and increased prevalence of chronic conditions such as diabetes, heart disease and obesity. CMS estimates that hospital care expenditures will increase to approximately $1.6 trillion by 2023. We believe that these factors will drive long-term utilization increases for certain healthcare services and the need for hospital networks that can provide comprehensive healthcare services in a coordinated, cost-effective manner.

Growth in government-sponsored healthcare

Government-sponsored coverage is an important element of the U.S. healthcare system. According to CMS, federal and state spending on Medicaid, Children’s Health Insurance Programs (“CHIPs”) and Medicare is expected to have exceeded $1.2 trillion and aided over 125 million people in 2014. By 2020, CMS anticipates spending on these three programs to grow to more than $1.8 trillion. Managed care solutions have a well-established track record of helping governments improve healthcare quality and access for beneficiaries while strengthening the fiscal sustainability of these programs.

We believe that the enrollment in government-sponsored programs will continue to increase, driven by an aging population and expanded coverage from the Health Reform Law. As a result, we expect that government value-based models will also expand to manage costs and incentivize providers to deliver high quality, cost-effective care. The programs that utilize these value-based models include Medicare Advantage, Managed Medicaid, Medicare ACOs, Dual Eligible Pilot Programs and Medicare Value Based Purchasing. We believe our experience in managing government-insured lives positions us to benefit from the expected growth of these programs.

Impact of Health Reform Law

We believe that the Health Reform Law, which has expanded healthcare coverage through the growth of Exchanges, private sector coverage and expanded Medicaid coverage, has reduced the level of uncompensated care we provide to uninsured individuals. In its June 2015 King v. Burwell decision, the U.S. Supreme Court settled a significant challenge to the Health Reform Law. The court upheld the current subsidy model, which makes premium subsidies available for health insurance policies purchased through both state and federally-operated Exchanges. We believe the benefits realized from expanded healthcare coverage under the Health Reform Law have generally been offset by the reductions required by the law in the growth in Medicare payments and the decreases in DSH payments, which have adversely affected our government reimbursement.

Because of the many variables, including the law’s complexity, continued delays or exceptions to employer mandates, possible amendments or changes, the possibility of future court challenges to the law, and possible reductions in funding by Congress and future reductions in Medicare and Medicaid reimbursement, the long-term effect of the Health Reform Law on our Company, including how individuals and businesses will respond to the new choices and obligations, is not yet fully known. We cannot predict the impact on our Company of these continuing developments with respect to the Health Reform Law.

Our competitive strengths

We believe our key competitive strengths position us as a provider-centric, payor-agnostic provider of broad and differentiated healthcare services, with flexibility for growth in new and existing markets. We believe these key competitive strengths include:

High-quality, cost-effective care

We seek to provide high-quality, high-value and cost-effective care for patients in collaboration with physicians, providers and payors. Central to our mission is a focus on clinical quality, including investments in patient care initiatives and information technology solutions that enable us to track and trend the quality of patient care, increase patient safety and increase the time our hospital staffs interact face-to-face with patients. In addition, we believe that our experience in operating and seeking to integrate delivery networks, including acute care hospitals, physician clinics and patient access points, enables us to provide our patients with the right level of care, in the right setting at the right time. As a result of our focus on the patient and delivering high quality, cost-effective care, we have achieved scores better than the national average across a broad variety of healthcare industry benchmarks, including CMS Core Measures and readmission rates. In addition, as of the date of this prospectus, all of our hospitals have met the Stage 2 “meaningful use” criteria specified by CMS for adoption and meaningful use of certified integrated EHR technology, and all of our hospitals have received ISO-9001 certification relating to the quality of our management systems and processes.

Multi-pronged growth strategy that maximizes total market opportunity

We believe our multi-pronged growth strategy enables us to pursue the total services opportunities in our existing geographic markets and provides us with greater optionality to enter new markets. The breadth of our services platform, including our acute care hospitals and a broad array of inpatient and outpatient lines of business and access points and a diversified and growing risk platform, is the key enabler of this strategy. We can offer delivery, health plan and risk management services on an individual or combined basis to each of our new and existing markets. Our MSO expansion in Florida to provide administrative and care management services for a national insurer’s Medicaid beneficiaries highlights our ability to leverage our provider-centric, payor-agnostic platform to enter new markets quickly on a services-only basis. In Utah, we built on the strength of our facility assets and physician relationships to establish a managed Medicaid health plan and an accountable care network, which together cover 33,900 lives as of June 30, 2015, significantly increasing our presence in that market and enabling us to further align with local physician networks.

A diversified and growing risk platform

We have built a risk platform that we believe positions us to pursue the broad and growing risk and value-based care opportunity. The breadth of our platform’s capabilities is reflected in the lives and relationships we manage, including, as of June 30, 2015: 244,300 managed Medicaid lives served primarily through Health Choice’s core health plan business in Arizona; 9,700 Duals; 6,300 Exchange lives; 97,700 MSO lives and 74,900 lives attributed to our accountable care networks from multiple payors whose care is managed by our network providers, of which 43,000 lives are included in Health Choice’s managed Medicaid and Exchange plans.

In addition, beginning on October 1, 2015, our behavioral health joint venture will manage the standalone behavioral health benefit for an estimated 225,000 plan members and acute and behavioral care on an integrated basis for approximately 6,000 members who are seriously mentally ill.

Our ability to operate a single platform for multiple government and commercial populations, deploy an MSO model at scale, develop and manage global risk accountable care relationships across our healthcare delivery system, and successfully manage the high-risk portions of the population positions us to penetrate multiple new opportunities that are being created by a rapidly changing healthcare environment. Industry sources estimate these new opportunities to include: Medicaid and/or Duals procurement opportunities in multiple states, a $300 billion value-based care opportunity and a $34 billion MSO opportunity.

Positions in higher-growth markets

We have established a significant presence in attractive markets in seven states in the United States. We believe the markets in which we operate are attractive due to their favorable demographics, competitive landscape, larger size, diverse payor mix, and opportunities for expansion. According to the U.S. Bureau of Labor Statistics, our markets have experienced declining unemployment and most of our markets have populations that are growing faster than the national average. In addition, two of the states in which we operate have expanded Medicaid, which has measurably improved our payor mix in those states. Overall, we believe we are differentiated in our markets through our integrated care capabilities, creating opportunities to strategically deploy capital in projects that we believe will expand our capabilities and drive additional growth and market penetration.

Experience with managing government-insured lives

Our risk platform was launched in 1990, when our predecessor company began a managed Medicaid health plan in Arizona. We have extensive experience in working to contain medical costs of Medicaid and Duals populations, including the use of systems and processes intended to enable healthcare providers to improve efficiency and lower costs while increasing quality of care. We believe we benefit from an understanding of, and experience with, the cultural and linguistic needs of Medicaid populations and have developed specialized skills to manage their care. For instance, we communicate with Medicaid plan members who do not speak English or are hearing-impaired, coordinate plan member transportation, engage in extensive member outreach programs, and build relationships with schools and city and county health departments. We believe that our success in caring for the intensive needs of such government-insured populations gives our Health Choice operations deep, long-standing capabilities in care coordination and cost-effectiveness that are required of all health plans, regardless of member demographics. We believe our experience operating in a competitive and mature managed Medicaid and Duals market positions us to expand the types and number of governmental risk arrangements we offer. According to CMS, the number of total lives covered by government-sponsored healthcare programs is estimated to grow from approximately 134.4 million covered lives in 2014 to approximately 147.7 million covered lives by 2020. To service this growing number of government-insured lives, we have developed a cost-effective administrative structure, which benefits our entire risk platform. Our experience in managing government-insured lives and administrative efficiencies has created differentiated opportunities, such as our MSO expansion in Florida, and the ability to obtain capitated government contracts after competitive bid processes, such as the integrated acute care and behavioral risk contract for which our joint venture in Northern Arizona recently won a competitive bid.

Our growth strategy

We seek to provide high-quality, cost-effective healthcare services to the communities we serve, while positioning our Company for long-term growth and re-investment opportunities in a dynamic healthcare environment. To achieve these objectives, we are focusing on the following key components of our business strategy:

Capture growth opportunities in existing markets

We believe we are well-positioned in our existing markets given favorable demographics, including lower unemployment, growing government-sponsored plan members and faster-than-average population growth in most markets. In addition, there are multiple opportunities that are early in their life cycles that we believe could further accelerate our growth within our existing markets, as described below:

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In 2014, we deployed our MSO platform in Florida approximately 90 days after entering into an agreement with a large national insurer. As a result, in one year, we added 88,000 covered lives to our risk platform. As of June 30, 2015, this membership totaled 97,700. We believe our proven ability to quickly mobilize our MSO services and our establishment of an east coast operations hub that employs approximately 100 managed care professionals, positions us for additional MSO opportunities.

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On December 18, 2014, we and our joint venture partner, NARBHA, won a competitive bid for an integrated acute care and behavioral healthcare contract for six counties in Northern Arizona. Under this contract, which begins October 1, 2015, we expect to manage the standalone behavioral health benefit for an estimated 225,000 plan members and acute and behavioral healthcare on an integrated basis for approximately 6,000 members who are seriously mentally ill.

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We have established our own Health Choice Exchange products in Arizona. As of June 30, 2015, we had 6,300 Exchange lives, including 5,800 total Exchange lives obtained through the 2015 open and special enrollment periods. By establishing an Exchange presence, we expect to be able to benefit from Medicaid beneficiaries who move to Exchange products, thereby leveraging our common Medicaid and Exchange brand, as well as the consumerization of health plan purchases. As of June 30, 2015, approximately 55% of our Exchange lives had chosen benefit plans through the Health Choice Preferred accountable care network, which includes our local hospitals and network physicians.

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Given the growth in covered lives we have experienced in Utah and fast-growing demographics in parts of this market, in June 2015 we opened a new integrated inpatient and outpatient healthcare campus and medical office building, south of Salt Lake City in Lehi, Utah. The new healthcare campus is also expandable based on community need. We also have recently expanded our patient access points in Utah to include multiple ambulatory sites, including a free-standing emergency department, urgent care centers and on-site employer-based health clinics.

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Through our accountable care networks in Arizona and Utah, we have aligned 2,100 physicians with our local hospitals and other providers. We believe these networks provide a cost-effective physician alignment model that is expandable and creates additional opportunities to manage lives on our risk platform.

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We have benefited from expanded insurance coverage under the Health Reform Law for patients who previously were uninsured, which has improved our payor mix from self-pay to Medicaid and commercial insurance coverage for medical services provided by our hospitals. We believe the improvement in our uncompensated care as a percentage of acute care revenue and our self-pay admissions mix can be attributed primarily to this expanded coverage, including the impact of Medicaid expansion in the state of

Arizona and improvements in employment and other economic factors in our markets, which has resulted in lower self-pay volume and revenue for fiscal 2014 compared to the prior fiscal year. During fiscal 2014 and the first nine months of fiscal 2015, our uncompensated care as a percentage of acute care revenue was 21.1% and 20.4%, respectively, compared to 23.0% and 21.5% in the corresponding prior year periods. During fiscal 2014 and the first nine months of fiscal 2015, our self-pay admissions represented 6.9% and 6.0%, respectively, of our total admissions, compared to 8.0% and 7.1% in the corresponding prior year periods. We anticipate uninsured volumes will continue to decline in the near future as the impact of the Health Reform Law is fully realized and our local economies continue to improve, all contributing to market conditions that support continued near-term organic growth in our acute care operations.

Expand MSO relationships

We are in the early stages of deploying our MSO services. We have been able to expand our capabilities and markets in multiple ways, including:

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MSO services—In 2014, we launched our MSO partnership with a large national insurer pursuant to which we provide administrative services to its managed Medicaid members in Florida. We established a local office that could service the insurer’s 88,300 members approximately 90 days after entering into an agreement with the national insurer. As of June 30, 2015 we served 97,700 members through this MSO relationship.

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Accountable care networks—Our accountable care networks in Arizona and Utah cover 74,900 Medicare, Medicaid and commercial managed care enrollees and have allowed us to align with approximately 2,100 physicians as of June 30, 2015. Through Health Choice Preferred, we believe we have the opportunity to expand our physician network and grow our attributed lives.

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Medicare Advantage—We have deployed our medical management experience and population health services (some of which delegate risk to us) through our Health Choice Preferred accountable care networks in relationships with multiple third-party Medicare Advantage plans.

We believe that an increasing number of health systems have begun adopting value-based care models to create increased financial stability by receiving more value for the coordinated care they deliver while maintaining and growing their patient volumes. Our expanded capabilities, including MSO services and risk-based reimbursement aligned with both hospitals and physicians, allow us to benefit from the growth of provider-led population health management. According to industry sources, the MSO market opportunity, was $34 billion in 2014. In addition, the number of people in the United States covered by risk-based payment programs is expected by industry sources to grow from approximately 108 million at the start of 2014 to approximately 155 million by 2019, many under new accountable care network and population health models.

Capture growth opportunities in government-sponsored lives

We have used our experience in managed Medicaid to cover new populations, including Medicare, Exchanges, behavioral health and Duals. According to CMS, government-sponsored coverage is expected to continue to grow significantly, from 134.4 million persons and $1.2 trillion in 2014 to 147.7 million persons and more than $1.8 trillion in 2020. Through our diversified risk platform, we believe we will be able to capitalize on the multiple forms of growth in government-insured lives, such as increased penetration of Medicare Advantage, expansion of Medicaid, including where states use federal Medicaid money to purchase private insurance on the Exchanges for eligible enrollees, and additional risk arrangements such as accountable care networks and MSSPs. As the trend towards managing government-sponsored lives increases, we believe our care management capabilities, clinical integration, quality measures and demonstrated ability to implement value-based programs positions us to benefit from large scale government contracts.

Selectively enter new markets

Through our broad and differentiated set of capabilities and assets, there are multiple ways for us to enter markets, including by way of acute care hospitals, health plans, risk services or any combination of the three. For instance, our risk platform enables us to enter new markets to develop accountable care networks, launch health plans or provide MSO services, either in support of newly acquired provider assets or solely as a health insurer or MSO contracting with third-party payors and providers in the market. As a result, in addition to the acquisition or construction approaches pursued most often by pure acute care hospital systems, we have greater flexibility to enter new markets in a capital-efficient manner.

Selectively pursue acquisitions

There are multiple factors accelerating the need for providers and health plans to seek strategic partners, including lower reimbursements, expansion of government-sponsored programs and the growth of value-based care. We believe that our patient-centered, integrated healthcare services offerings make us an appealing strategic partner for payors, physicians and other healthcare providers in new and existing markets. In addition, our team has successfully executed on strategic acquisitions that have achieved strong operating results. We continue to monitor opportunities that strategically fit our vision and long-term strategies.

Our markets

The following includes a discussion of the acute care operations for certain of our markets and the geographic markets where Health Choice lines of business currently operate.

Salt Lake City, Utah

We operate five acute care hospital facilities with 740 licensed beds in the Salt Lake City area, which has been a very competitive environment. We believe that our hospitals in this market benefit from attractive locations and participate in a more favorable demographic and economic environment relative to other markets. For fiscal 2014 we generated 28.5% of our total acute care revenue in this market.

Our Salt Lake City market strategy focuses on high-quality patient care, disciplined capital deployment and the expansion of our footprint by developing a more extensive network of services, including a comprehensive physician alignment strategy and development of outpatient services and other patient access points around our hospitals.

In June 2015 we opened a new integrated inpatient and outpatient healthcare campus in Lehi, Utah, called Mountain Point Medical Center, as a provider-based campus of Jordan Valley. This healthcare campus includes 40 inpatient beds and full service outpatient capabilities in a 124,000 square foot hospital and an attached 60,000 square foot medical office building, which is occupied by primary care and multi-specialty physician groups practicing in the area. The campus provides a full range of services including inpatient intensive care, obstetrics and surgical services. The campus also provides cardiology services, including a cardiac catheterization lab. Additional outpatient services include emergency, imaging, lab and outpatient surgery. The campus has the capability to expand depending on community need and demand for services in the Lehi area. This new campus, in which we invested more than $80.0 million, serves eight cities in Northern Utah County and is in the fastest growing area within the state of Utah. In recent years, we expanded our hospitals’ access points through, among other things, the acquisition of a new hospital surgery center, the expansion of our emergency room capacity at several hospitals and the addition of new inpatient beds at Jordan Valley, Davis Hospital and Medical Center and Salt Lake Regional Medical Center. In June 2013, we opened a free-standing emergency department and helped develop a medical office building in Roy, Utah, which has increased the emergency, primary care and specialty capacity of Davis. We also have made investments in urgent care clinics and on-site industrial medicine clinics within our Salt Lake City market.

We also have expanded our Health Choice business in Utah. Health Choice operates a managed Medicaid plan in Utah. Additionally, Health Choice also has led the development of our local Health Choice Preferred provider network that enhances our hospitals’ abilities to coordinate care and contract with payors. This network and the related Health Choice Preferred physician association includes 1,000 physicians and represents part of our overall physician alignment strategy, which we also pursue through direct employment, professional services arrangements and other avenues. We believe that these physician alignment and related clinical integration efforts are laying the foundation for a high-quality, well-coordinated Salt Lake City area healthcare delivery network.

Texas

We operate five acute care hospital facilities with 1,943 licensed beds that serve the areas of Houston, San Antonio, Odessa, Texarkana and Port Arthur, Texas. For fiscal 2014, we generated 42.2% of our total acute care revenue in this market.

Our strategic focus, throughout our Texas market, centers on integration of our hospitals and physician operations through developing a more extensive network of primary care physicians, including the expansion of our physician alignment strategies and extending the reach of our outpatient business, including both surgical and imaging services. We also seek to expand profitable product lines within our higher acuity service lines, including neurosurgery, cardiology and cardio-thoracic services and neonatology.

In recent years, our presence in Texas has increased through acquiring St. Joseph Medical Center (“St. Joseph”) in downtown Houston and Wadley Regional Medical Center (“Wadley)” in Texarkana. Since acquiring these hospitals, we have made strategic investments in various physician alignment and integration opportunities focused on expanding profitable service lines, such as cardiology. Also, in the most recent two fiscal years, we have expanded the geographic footprints of St. Joseph and Wadley through additional access point strategies. In Houston, this includes the addition of a new St. Joseph campus in the growing Heights area of Houston. With respect to Texarkana, we acquired Medical Park Hospital in Hope, Arkansas, about 30 miles from Wadley, which now operates as Wadley Regional Medical Center—Hope and recently acquired an outpatient radiology clinic in a high growth area of Texarkana.

Recently, our hospital in Odessa, Texas, ORMC, purchased the assets of Basin, a 14-bed surgical hospital located near ORMC’s main campus. Basin has been renamed Odessa Regional Medical Center South Campus, and its addition increases ORMC’s capacity to deliver high quality inpatient and outpatient services.

Phoenix, Arizona

We operate three acute care hospital facilities and one behavioral health hospital facility, with a total of 589 licensed beds in the Phoenix area. Our strategic investments in this market have focused on capturing market share through expansion of various service lines and bed capacity. For the year ended September 30, 2014, we generated 19.4% of our total acute care revenue in this market.

Our physician alignment and access point strategy in our Arizona market focuses on enhancing our physician specialty and emergency room coverage to allow our hospitals to better meet community needs. We continue to grow our employed physician base in the Phoenix area and, additionally, we have leveraged Health Choice’s expertise to establish a comprehensive accountable care network.

We also seek to make strategic capital investments in our Arizona hospitals and adapt to our service lines to meet local market needs. In fiscal 2013, for example, we expanded our geropsychiatry services in the Phoenix market by adding beds for these services at both our St. Luke’s Medical Center in downtown Phoenix and Mountain Vista Medical Center in Mesa.

Health Choice bases its operations in Phoenix, Arizona, where it employs approximately 550 managed care professionals and operates its core Health Choice Arizona managed Medicaid plan. As with our Utah market, Health Choice’s managed care and provider networking professionals have established a Health Choice accountable care network and related physician association, which consists of 1,100 aligned physicians, including those who participate in our network through our alliance with Phoenix Children’s Hospital. This network allows our Arizona hospitals and participating physicians to coordinate care and collaborate with respect to patient populations and to enter into value-based arrangements with commercial payors that reward effective population health management.

In connection with the Health Reform Law, Arizona expanded Medicaid coverage beginning January 1, 2014, which includes the restoration of eligibility to childless adults who have been without coverage since 2011. This expanded coverage has and is expected to continue to provide relief for the uncompensated care incurred by our Arizona hospitals. Additionally, this expansion has contributed to an increase in Health Choice’s Medicaid health plan membership.

West Monroe, Louisiana

We operate Glenwood Regional Medical Center (“Glenwood”) with 278 licensed beds, in West Monroe, Louisiana, which benefits from a strong market position, and opportunities for strategic growth of profitable product lines. For fiscal 2014, we generated 8.5% of our total acute care revenue in this market.

Since acquiring Glenwood in 2007, our focus on capital spending at this facility has included renovations and capacity expansion, with an emphasis on creating additional inpatient capacity with a 25 bed-expansion, growing the hospital’s cardiovascular program, expanding and renovating operating rooms and purchasing new diagnostic imaging equipment, automated laboratory systems and other equipment. We also have invested in the facility’s hospitalist program, expanded emergency room coverage, re-opened the inpatient psychiatric program and acquired an imaging center. Glenwood also owns Ouachita Community Hospital, a ten-bed surgical hospital in West Monroe that, since its acquisition, has provided additional surgical capacity and allowed us to expand our market presence.

To build on our capital investments in Glenwood and to serve our growing patient volume, we continue to seek opportunities to expand the hospital’s patient access points, including acquisitions, or new development, of other ancillary facilities around Glenwood. We believe our focus on providing high-quality patient care and our efforts to expand the reach of our physician network in this market will provide opportunities to capture additional market share and improve our relationships with managed care payors.

Health Choice geographic markets

Health Choice’s Phoenix-based managed Medicaid plan, which serves 237,200 members in Apache, Coconino, Gila, Maricopa, Mohave, Navajo, Pima and Pinal counties in Arizona, represents its core business. Along with its managed Medicaid plan, Health Choice operates a MAPD SNP in the same Arizona counties that serves 9,700 members. Health Choice also operates a Phoenix-area Health Insurance Exchange plan that serves 6,300 members, and leads our provider networking efforts in the Phoenix area that organize our hospitals and local physicians through our Health Choice Preferred network, which serves as a contracting vehicle with commercial payors.

In our Salt Lake City market, Health Choice operates a managed Medicaid plan under a contract with the state of Utah, serving 7,100 members. Health Choice, in conjunction with our Utah hospitals and local physicians, has also established an accountable care network, in the Salt Lake City area, which allows participating providers to contract with commercial health insurers.

In the state of Florida, Health Choice operates Health Choice Florida, which does business as IASIS Integrated Care Solutions, a MSO that serves 97,700 members enrolled in a large national insurer’s Florida managed Medicaid plan. The members covered under this relationship primarily reside either in counties included in the Florida panhandle or the greater Tampa area. Health Choice Florida’s offices that serve these enrollees are headquartered in the Tampa area. While Health Choice has always maintained the expertise and core competencies required to successfully provide these services outside of its core business, this is the first contract of its nature for our company.

Given Health Choice’s medical management expertise and our reputation as an operator and manager of risk, we intend to pursue other opportunities for growth. As we continue to pursue new areas for expansion and growth in our managed care operations, we expect that our recent efforts, including investment in our managed care and administrative services capabilities, a full year of experience with Medicaid expansion in Arizona, successful enrollment efforts in our other health plans and the continued growth in accountable care networks, will continue to provide growth opportunities in our Health Choice business segment in the near term.

Our properties

Our principal executive offices in Franklin, Tennessee are located in approximately 61,000 square feet of office space. Our office space is leased pursuant to a lease contract, which expires on December 31, 2020.

Our principal executive offices, hospitals and other facilities are suitable for their respective uses and generally are adequate for our present needs. Our obligations under our Senior Secured Credit Facilities are secured by, among other things, mortgage liens on all of our material real property and that of certain of our subsidiaries, including the properties listed below. Also, our properties are subject to various federal, state and local statutes and ordinances regulating their operation. Our management does not believe that maintaining compliance with such statutes and ordinances will materially affect our financial position or results of operations.

As of June 30, 2015, we operated 16 acute care hospital facilities and one behavioral health hospital facility. Each of our hospitals is included in the acute care operations of our business, as discussed in Note 15, Segment and geographic information, to our annual consolidated financial statements and Note 9, Segment and geographic information, to our interim consolidated financial statements, both located elsewhere in this prospectus. We own ten and lease six of our hospital facilities. Nine of our acute care hospitals are partially owned by unaffiliated third-party investors. The following table contains information concerning our hospitals.

Hospitals	City	Licensed beds

Utah
Davis Hospital and Medical Center(1)	Layton	220
Jordan Valley Medical Center(2)	West Jordan	183
Jordan Valley Medical Center—West Valley Campus(3)	West Valley City	139
Mountain Point Medical Center(4)	Lehi	40
Salt Lake Regional Medical Center(5)	Salt Lake City	158
Arizona
Mountain Vista Medical Center(6)	Mesa	178
St. Luke’s Medical Center(7)	Phoenix	200
St. Luke’s Behavioral Health Center	Phoenix	124
Tempe St. Luke’s Hospital(8)	Tempe	87
Texas
Odessa Regional Medical Center(9)	Odessa	230
Southwest General Hospital(10)	San Antonio	327
St. Joseph Medical Center(11)	Houston	792
The Medical Center of Southeast Texas(12)	Port Arthur	224
Wadley Regional Medical Center(13)	Texarkana	370
Louisiana
Glenwood Regional Medical Center(14)	West Monroe	278
Arkansas
Wadley Regional Medical Center at Hope(15)	Hope	79
Colorado
Pikes Peak Regional Hospital(16)	Woodland Park	15

Total		3,644

(1)	Owned by a limited partnership in which we own a 96.2% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(2)	On July 1, 2007, Jordan Valley acquired Jordan Valley Medical Center—West Valley Campus, a wholly-owned subsidiary of IASIS. The combined entity is owned by a limited partnership in which we own a 95.9% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(3)	A separate campus of Jordan Valley, which is leased under an agreement that expires on September 30, 2028. We have options to extend the term of the lease, which includes two renewal options of five years each.

(4)	A separate campus of Jordan Valley that opened in June 2015.

(5)	Owned by a limited partnership in which we own a 98.4% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(6)	Mountain Vista Medical Center is leased under an agreement that expires on September 30, 2028, and includes two renewal options of five years each. The operations are owned by a limited partnership in which we own a 93.4% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(7)	On September 28, 2007, St. Luke’s Medical Center acquired Tempe St. Luke’s Hospital, a wholly-owned subsidiary of IASIS.

(8)	A separate campus of St. Luke’s Medical Center.

(9)	Owned by a limited partnership in which we own an 88.4% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(10)	Owned by a limited partnership in which we own a 94.3% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(11)	Owned by a limited liability company in which we own a 79.6% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(12)	The Medical Center of Southeast Texas is leased under an agreement that expires on September 30, 2028, and includes two renewal options of five years each. The operations are owned by a limited partnership in which we own an 88.2% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(13)	Wadley Regional Medical Center is leased under an agreement that expires on March 31, 2017, with up to 51 automatic two year renewal periods. The operations are owned by a limited liability company in which we own a 73.8% interest; a “physician-owned hospital” as defined under 42 U.S.C. §1395nn.

(14)	Glenwood is leased under an agreement that expires on September 30, 2028, and includes two renewal options for a total of seven years. This facility includes Ouachita, a surgical hospital with 10 licensed beds, which is owned by Glenwood.

(15)	Owned by Brim Healthcare of Texas, LLC, the same wholly-owned subsidiary of IASIS that owns a majority equity interest in Wadley.

(16)	Pikes Peak Regional Hospital is leased under an agreement that expires on September 11, 2017, and is subject to three five-year renewal periods at our option.

The limited partnership agreements for our physician-owned hospitals provide the limited partners with put rights which allow the units to be sold back to us, subject to certain limitations, at the fair value of the units. See Note 2, Significant accounting policies, to our annual consolidated financial statements included elsewhere in this prospectus.

We also operate and lease medical office buildings which are occupied primarily by physicians who practice at our hospitals.

We lease office space in the states where our managed care business operates. Health Choice currently maintains business offices in the Phoenix, Arizona, Salt Lake City, Utah and Tampa, Florida markets. We believe these lease arrangements are adequate to meet our managed care services operational needs for the foreseeable future.

Hospital operations

At each of our hospitals, we have implemented policies and procedures to enhance patient safety and quality of care, and to improve the hospital’s operating and financial performance. A hospital’s local management team is comprised of a chief executive officer, chief financial officer and chief nursing officer. Local management teams, in consultation with our corporate staff, develop annual operating plans setting forth quality and patient satisfaction goals, revenue growth and operating profit strategies. These strategies can include the expansion of services offered by the hospital, market development to improve community access to care, the recruitment and employment of physicians, plans to enhance quality of care and improvements in operating efficiencies to reduce costs. The competence, skills and experience of the management team at each hospital is critical to the hospital’s successful execution of its operating plan. Our performance-based compensation program for each local management team is based upon the achievement of qualitative and quantitative goals in the annual operating plan. Our hospital management teams are advised by boards of trustees that include members of hospital medical staffs, and community leaders. Each board of trustees establishes policies concerning medical, professional and ethical practices, monitors such practices and is responsible for ensuring these practices conform to established standards.

Factors that affect demand for our services include:

•	local economic conditions;

•	the geographic location of our hospital facilities and other access points of care and their convenience for patients and physicians;

•	our participation in managed care programs, including managed care contracts on the Exchanges;

•	utilization management practices of managed care plans;

•	consolidation of managed care payors;

•	strategic investment and improvements in healthcare access points;

•	capital investment at our facilities;

•	the quality of our medical staff;

•	competition from other healthcare providers;

•	the size of and growth in the local population; and

•	improved treatment protocols because of advances in medical technology and pharmacology.

The ability of our hospitals to meet the healthcare needs of their communities is determined by the:

•	level of physician support;
•	availability of nurses and other healthcare professionals;
•	quality, skills and compassion of our employees;
•	scope, breadth and quality of our services; and
•	physical capacity and level of technological advancement at our facilities.

We continually evaluate our services with the goal of improving quality of care, expanding our profitable lines of business and improving our business mix. We use our advanced information systems to perform detailed clinical process and care quality reviews, to review product line margin analyses, and to monitor the profitability of the services provided at our facilities. We employ these analyses to capitalize on price and volume trends through the expansion and improvement of certain services.

Health Choice operations

Health Choice is the managed care risk platform through which we manage 389,900 covered lives as of June 30, 2015 under our Health Choice branded Medicaid, Duals and Exchange health plans, accountable care networks, MSO services and other managed care solutions. With its headquarters and primary operations in Phoenix, Arizona, Health Choice employs more than 700 managed care professionals in Phoenix, Arizona, Salt Lake City, Utah and Tampa, Florida. Health Choice’s senior management team operates out of Phoenix, Arizona with an additional east coast operations hub in Tampa, Florida and is supported by medical directors, case management and utilization management nurses, care coordinators, provider network professionals, medical economics analysts, actuaries, an internal compliance group and other administrative personnel. The Health Choice senior management team provides general oversight over the health plan products and management services that Health Choice offers. Health Choice’s business divisions, including its Arizona and Utah managed Medicaid plans, its Florida MSO office and accountable care network division, each have dedicated management teams who report to Health Choice’s senior executives.

Competition

Our facilities and related businesses operate in competitive environments. Several factors affect our competitive position, including:

•	the local economies in which we operate;
•	the level of tourism in our service areas;
•	our managed care contracting relationships;
•	the number, availability, quality and specialties of physicians, nurses and other healthcare professionals;
•	the scope, breadth and quality of services;
•	the reputation of our facilities and physicians;
•	ability to develop, expand or participate in accountable care networks in certain markets;

•	growth in hospital capacity and healthcare access points for patients in the markets we serve;
•	the physical condition of our facilities and medical equipment;
•	the location of our facilities and availability of physician office space;
•	federal and state restrictions;
•	the availability of parking or proximity to public transportation;
•	accumulation, access and interpretation of publicly reported quality indicators;
•	growth in outpatient service providers;
•	the charges we can set for our services and the growing demand for transparency of such charges; and
•	the geographic coverage of our hospitals in the regions in which we operate.

We face competition from established, tax-exempt healthcare companies and systems, investor-owned hospital companies, large tertiary care centers, specialty hospitals and outpatient service providers, such as surgery centers and imaging centers. In addition, some of our hospitals operate in regions with vertically integrated healthcare providers that include health plans, physician groups and facilities, which could affect our ability to obtain managed care contracts. We continue to encounter increased competition from specialty hospitals, outpatient service providers, not-for-profit healthcare providers and companies, like ours, that consolidate hospitals and healthcare companies in specific geographic markets.

Our competitiveness depends heavily on obtaining and maintaining contracts with managed care organizations, which seek to control healthcare costs through utilization policies and procedures. Most of our markets have experienced significant managed care penetration, along with consolidation of major managed care plans. The revenue and operating results of our hospitals are affected by our ability to negotiate reasonable contracts with managed care plans. Health maintenance organizations and preferred provider organizations use managed care contracts to encourage patients to utilize certain hospitals for discounts from the hospitals’ established charges. Traditional health insurers also contain costs through similar contracts with hospitals.

Our managed care relationships also depend upon whether one of our hospitals is part of a local hospital network, and the scope and quality of services offered by the network compared to competing networks. We believe that our hospitals are better positioned for the transition to higher quality, more affordable networks being established by managed care organizations. On an ongoing basis, we evaluate circumstances in each geographic area in which we operate. We may position ourselves to compete in these managed care markets by forming our own, or joining with others to form, local hospital networks. Where strategically advantageous, we seek to participate in or form accountable care networks comprising hospitals and physicians that can deliver clinically integrated, coordinated care.

As we continue to focus on our physician alignment strategies, we face significant competition for skilled physicians in certain of our markets, as more providers are adopting a physician staffing model approach, coupled with a general shortage of physicians across most specialties, particularly primary care. This increased competition has resulted in efforts by managed care organizations to align with certain provider networks in the markets in which we operate. While we anticipate that our physician alignment strategies, including provider network development efforts, will help us compete more effectively in our markets, we can provide no assurance regarding the success of our strategy.

We believe physician alignment promotes clinical integration, enhances quality of care and makes us more efficient and competitive in a healthcare environment trending toward value-based purchasing and pay-for-performance. To meet community needs and address healthcare coverage issues, we have made significant investments to align with physicians through various recruitment and employment strategies, as well as alternative means of alignment such as our formation of provider networks in certain markets. We have formed our own accountable care networks in certain markets that include both employed and non-affiliated physicians, providing the infrastructure through which we can contract more efficiently with commercial payors, position ourselves for value-based reimbursement and promote clinical integration. While we expect that employing physicians should provide relief on cost pressures associated with on-call coverage and other professional fees, we anticipate incurring additional labor and other start-up related costs as we continue the integration of recently employed physicians and their related support staff.

We also face risk from competition for outpatient business. We expect to mitigate this risk through continued focus on our physician alignment strategies, developing new access points of care, our commitment to capital investment in our hospitals, including updated technology and equipment, and our commitment to our quality of care initiatives that some competitors, including individual physicians or physician groups, may not be equipped to implement.

The health insurance market and MSO markets are generally highly competitive. As a whole, the managed care industry is fragmented, and the competitive landscape is subject to ongoing changes as a result of the Health Reform Law, business consolidations and new strategic alliances. Health Choice competes with a large number of national, regional and local managed Medicaid, Duals and MSO service providers, some of whom have prominent national brands and greater capital resources than us.

We compete for government contracts, renewals of government contracts, members and providers. State agencies consider many factors in awarding contracts to health plans. Among such factors are the health plan’s provider network, medical management, degree of member satisfaction, timeliness of claims payment and financial resources. Potential members typically choose a health plan based on a specific provider being a part of the network, the quality of care and services available, accessibility of services and reputation or name recognition of the health plan. We believe factors that providers consider in deciding whether to contract with a health plan include potential member volume, payment methods, timeliness and accuracy of claims payment, and administrative service capabilities. We face competition from other health insurers and MSOs in establishing relationships with state agencies, plan members and network providers.

Sources of revenue

Acute care revenue

Acute care revenue is comprised of net patient revenue, which represents gross charges for our inpatient and outpatient services less contractual adjustments and discounts based upon negotiated rates. Contractual adjustments principally result from differences between the hospitals’ established charges and payment rates under Medicare, Medicaid and various managed care plans. Discounts and contractual adjustments also result from our uninsured discount and charity care programs. Acute care revenue also includes other revenue, consisting of medical office building rental income and other miscellaneous revenue.

The following table provides the sources of our hospitals’ gross patient revenue by payor before discounts, contractual adjustments and the provision for bad debts:

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012
Medicare	26.8%	27.8%	27.0%	27.8%	27.6%
Managed Medicare	15.2	14.7	15.1	14.9	13.3
Medicaid and managed Medicaid	21.5	21.4	21.2	20.8	22.5
Managed care	31.2	30.0	30.8	29.6	30.0
Self-pay	5.3	6.1	5.9	6.9	6.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

A large percentage of our hospitals’ net patient revenue consists of fixed payments from discounted sources, including Medicare, Medicaid and managed care organizations. Reimbursement for Medicare and Medicaid services are often fixed regardless of the cost incurred or the level of services provided. Similarly, various managed care companies with which we contract reimburse providers on a fixed payment basis regardless of the costs incurred or the level of services provided.

We receive payment for patient services primarily from:

•	the federal government, primarily under the Medicare program;

•	state Medicaid programs, including managed Medicaid plans;

•	managed care payors, including health maintenance organizations, preferred provider organizations and managed Medicare plans; and

•	individual patients and private insurers.

Medicare is a federal program that provides hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with Lou Gehrig’s Disease and end-stage renal disease. All of our hospitals are certified as providers of Medicare services. Under the Medicare program, acute care hospitals receive reimbursement under a prospective payment system that pays fixed rates for inpatient and outpatient hospital services. Certain types of facilities are exempt or partially exempt from the prospective payment system methodology, including children’s hospitals, cancer hospitals and critical access hospitals. Hospitals and units exempt from the prospective payment system are reimbursed on a reasonable cost-based system, subject to cost limits.

Our hospitals offer discounts from established charges to managed care plans if they are large group purchasers of healthcare services. We offer discounts to all uninsured patients receiving healthcare services who do not qualify for assistance under state Medicaid, other federal or state assistance plans or charity care. These discount programs limit our ability to increase net patient revenue in response to increasing costs. Patients are not responsible for any difference between established hospital charges and amounts reimbursed for such services under Medicare, Medicaid, health maintenance organizations, preferred provider organizations or private insurance plans. Patients are responsible for services not covered by these plans, with exclusions, deductibles or co-insurance features of their coverage. Collecting amounts due from patients is more difficult than collecting from governmental programs, managed care plans or private insurers. Increases in the population of uninsured individuals, and the acuity levels of such patients seeking care in our emergency rooms, changes in the states’ indigent and Medicaid eligibility requirements, continued efforts by employers to pass more out-of-pocket healthcare costs to employees in increased co-payments and deductibles and the effects of an uncertain, low-growth economic environment have historically resulted in increased levels of uncompensated care. However, our hospitals have recently experienced a decline in bad debts and other uncompensated care, primarily as a result of the impact of the Health Reform Law since its effective date of January 1, 2014.

The following table provides the sources of our hospitals’ net patient revenue before the provision for bad debts by payor:

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012
Medicare	19.8%	20.6%	20.4%	21.1%	21.2%
Managed Medicare	10.3	10.1	10.8	10.6	9.7
Medicaid and managed Medicaid	12.6	12.7	12.8	11.8	13.5
Managed care	42.6	39.5	40.9	39.2	39.8
Self-pay	14.7	17.1	15.1	17.3	15.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Medicare

Inpatient acute care

Under the inpatient prospective payment system, a hospital receives a fixed payment based on the patient’s assigned MS-DRG. The MS-DRG system classifies categories of illnesses according to the estimated intensity of hospital resources to furnish care for each principal diagnosis. The MS-DRG rates for acute care hospitals are based upon a statistically normal distribution of severity. The MS-DRG payments consider no specific hospital’s actual costs but are adjusted for geographic area wage differentials. Inpatient capital costs for acute care hospitals are reimbursed on a prospective system based on diagnosis related group weights multiplied by geographically adjusted federal weights. When treatments for patients fall well outside the normal distribution, providers may receive additional payments known as outlier payments. For federal fiscal year 2015, CMS has established an outlier threshold of $24,758 per case.

The MS-DRG rates are adjusted each federal fiscal year and have been affected by federal legislation. The index used to adjust the MS-DRG rates, known as the “market basket index,” gives consideration to the inflation experienced by hospitals and entities outside of the healthcare industry in purchasing goods and services. In past years, the percentage increases to the MS-DRG rates have been lower than the percentage increases in the costs of goods and services purchased by hospitals. For federal fiscal year 2014, CMS issued a final rule that resulted in a net increase in operating payment rates of 0.7%. This increase reflected a 2.5% market basket increase, a prospective documentation and coding adjustment of negative 0.8%, a multi-factor productivity adjustment of negative 0.5%, a 0.3% reduction as required by the Health Reform Law and a 0.2% reduction to offset projected spending increases associated with proposed new admission and medical review criteria for inpatient services. For federal fiscal year 2015, CMS issued a final rule that results in a net increase in operating payment rates of 1.4%. This increase reflects a 2.9% market basket increase, a multi-factor productivity adjustment of negative 0.5%, a 0.2% reduction as required by the Health Reform Law and a prospective documentation and coding adjustment of negative 0.8%. The Health Reform Law provides for additional reductions to the inpatient prospective payment system market basket update, and other payment adjustments, in future years as discussed below and in the section entitled “Government regulation and other factors—Healthcare reform.”

Quality of care provided is becoming an increasingly important factor in Medicare reimbursement. Hospitals must submit data for certain patient care indicators to the Secretary of the Department to receive MS-DRG increases at the full market basket. In federal fiscal year 2014, those hospitals that did not submit the required data received an increase in payment equal to the market basket minus two percentage points. Beginning in federal fiscal year 2015, hospitals that do not participate will lose one-quarter of the percentage increase in their payment updates. In addition, the market basket update for any hospital that is not a meaningful EHR user will be reduced each federal fiscal year as follows: 2015: one-quarter; 2016: one-half; 2017 and later years: three fourths. We monitor our compliance with the quality indicators and intend to submit the quality data required to receive the full market basket pricing update when appropriate.

Medicare does not pay hospitals additional amounts to treat certain preventable adverse events, also known as hospital acquired conditions or HACs, unless the conditions were present at admission. There are 11 categories of conditions on the list of HACs. DEFRA provides that CMS may revise the list of conditions from time to time. In 2009, CMS announced three National Coverage Determinations that prohibit Medicare reimbursement for erroneous surgical procedures performed on an inpatient or outpatient basis. These three erroneous surgical procedures are in addition to the HACs designated by regulation. The Health Reform Law contains additional measures to further tie Medicare payments to performance and quality as discussed below in the section entitled “Government regulation and other factors—Healthcare reform.”

CMS has issued regulations that modified and clarified CMS’ policy on how Medicare Administrative Contractors (“MACs”) review inpatient hospital admissions for payment purposes. The two-midnight presumption outlined by CMS specifies that hospital stays spanning two or more midnights after the beneficiary is formally admitted as an inpatient under a physician order are presumed to be reasonable and necessary for inpatient status if the stay at the hospital is medically necessary. CMS has directed MACs to not focus their medical review efforts on stays spanning at least two midnights after admission absent evidence of systematic gaming, abuse, or delays in the provision of care to qualify for the two-midnight presumption. However, MACs may review these claims as part of routine monitoring activity or as part of other targeted reviews. Inpatient stays spanning less than two midnights after the beneficiary is formally admitted as an inpatient are not subject to the presumption and may be selected for review. When a patient enters a hospital for a procedure not specified by Medicare as inpatient only, a diagnostic test, or any other treatment, and the physician expects to keep the patient in the hospital for less than two midnights, the services are generally inappropriate for inpatient admission and inpatient payment under Medicare Part A. CMS has directed MACs to deny these inappropriate admissions unless unforeseen circumstances shortened the stay or there are other rare or unusual circumstances that necessitate an inpatient admission. Effective for admissions on or after October 1, 2013, CMS has directed the MACs to conduct probe reviews and deny claims found to be out of compliance. Based on the results of these initial reviews, MACs are conducting educational outreach efforts. CMS has instructed MACs to deny each non-compliant claim and to outline the reasons for denial in their communication to providers. Besides educational outreach efforts, for those providers identified as having moderate, significant or major concerns, the MACs are conducting additional probe reviews on claims with dates of admission through March 2015.

Outpatient

CMS reimburses hospital outpatient services and certain Medicare Part B services furnished to hospital inpatients that have no Part A coverage on a prospective payment system basis. CMS uses fee schedules to pay for physical, occupational and speech therapies, durable medical equipment, clinical diagnostic laboratory services and nonimplantable orthotics and prosthetics.

All services paid under the prospective payment system for hospital outpatient services are classified into groups called ambulatory payment classifications (“APCs”). Services in each APC are similar clinically and in terms of the resources they require. A payment rate is established for each APC. CMS increased the market basket for calendar year 2014 by 1.7%, which includes the full market basket of 2.5%, a negative 0.5% multifactor productivity adjustment and a negative 0.3% adjustment required by the Health Reform Law. For calendar year 2015, CMS has issued a proposed rule to increase the market basket for calendar year 2015 by 2.1%, which includes the full market basket of 2.7%, a negative 0.4% multifactor productivity adjustment and a negative 0.2% adjustment required by the Health Reform Law. The Health Reform Law provides for additional reductions to the outpatient prospective payment system market basket update, and other payment adjustments, in future years as discussed below in the section entitled “Government regulation and other factors—Healthcare reform.”

CMS requires hospitals to submit quality data regarding certain measures relating to outpatient care in each calendar year to receive the full market basket increase under the outpatient prospective payment system in the following calendar year. Hospitals that fail to submit such data will receive the market basket update minus two percentage points for the outpatient prospective payment system.

Rehabilitation

Inpatient rehabilitation hospitals and designated units are reimbursed under a prospective payment system. Under this prospective payment system, patients are classified into case mix groups based upon impairment, age, co-morbidities and functional capability. Inpatient rehabilitation facilities are paid a predetermined amount per discharge that reflects the patient’s case mix group and is adjusted for area wage levels, low-income patients, rural areas and high-cost outliers. For federal fiscal year 2014, CMS updated inpatient rehabilitation payment rates by 1.8%, which reflected a 2.6% market basket increase, a negative 0.5% productivity adjustment and a 0.3% reduction required by the Health Reform Law. For federal fiscal year 2015, CMS has issued a final rule updating inpatient rehabilitation rates by 2.2%, which reflects a 2.9% market basket increase, a negative 0.5% productivity adjustment and a 0.2% reduction required by the Health Reform Law. The Health Reform Law provides for additional reductions to the inpatient rehabilitation facility prospective payment system market basket update, and other payment adjustments, in future years as discussed below in the section entitled “Government regulation and other factors—Healthcare reform.”

To qualify for classification as an inpatient rehabilitation facility, at least 60% of the facility’s inpatient population during the most recent 12-month cost reporting period must have required intensive rehabilitation services for one or more of 13 specified conditions. Inpatient rehabilitation facilities must meet additional coverage criteria, including patient selection and care requirements relating to pre-admission screenings, post-admission evaluations, ongoing coordination of care and involvement of rehabilitation physicians. As of January 1, 2015, we operate nine inpatient rehabilitation units within our hospitals.

Psychiatric

Inpatient psychiatric facilities are paid based on a prospective payment system. Under this prospective payment system, inpatient psychiatric facilities receive a federal per diem base rate that is based on the sum of the average routine operating, ancillary and capital costs for each patient day of psychiatric care in an inpatient psychiatric facility. The federal per diem base rate is then adjusted for budget neutrality, such that total payments under the prospective payment system are projected to be equal to the total estimated payments that would have been made to inpatient psychiatric facilities under the previous cost-based system of payment. This federal per diem base rate is further adjusted to reflect certain patient and facility characteristics, including patient age, certain diagnostic related groups, facility wage index adjustment, and facility rural location. For federal fiscal year 2014, CMS increased inpatient psychiatric payment rates by 2%, which included a market basket increase of 2.6%, reduced by a 0.5% productivity adjustment and a reduction of 0.1% as required by the Health Reform Law. For federal fiscal year 2015, CMS has issued a final rule updating inpatient psychiatric payment rates by 2.1%, which includes a market basket update of 2.9%, reduced by a 0.3% productivity adjustment and a reduction of 0.5% as required by the Health Reform Law. Inpatient psychiatric facilities also receive additional outlier payments for cases in which estimated costs for the case exceed an adjusted threshold amount plus the total adjusted payment amount for the stay. The Health Reform Law provides for reductions to the inpatient psychiatric facility prospective payment system market basket update, and other payment adjustments, in future years as discussed below in the section entitled “Government regulation and other factors—Healthcare reform.” As of January 1, 2015, we operate one behavioral health hospital facility and fourteen specially designated psychiatric units subject to these rules.

Physician services reimbursement

Physician services are reimbursed under the physician fee schedule (“PFS”) system, under which CMS has assigned a national relative value unit (“RVU”) to most medical procedures and services that reflects the resources required by a physician to provide the services relative to all other services. Each RVU is calculated based on work required in time and intensity of effort for the service, practice expense (overhead) attributable to the service and malpractice insurance expense attributable to the service. These three elements are each modified by a geographic adjustment factor to account for local practice costs and then aggregated. Historically, the aggregated amount was multiplied by a conversion factor (calculated by using the sustainable growth rate (“SGR”)) to arrive at the payment amount for each service. However, in April 2015, the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) repealed the SGR physician payment methodology. Instead of tying payments to the SGR, MACRA provides for a 0.5% update for July 1, 2015 through December 31, 2015 and for each calendar year thereafter through 2019.

In addition, MACRA requires the establishment of the Merit-Based Incentive Payment System (“MIPS”) beginning in 2019, under which physicians will receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of electronic health records. MIPS will consolidate certain existing physician incentive programs, and also requires CMS to provide, beginning in 2019, incentive payments for physicians and other eligible professionals that participate in alternative payment models, such as accountable care organizations.

Ambulatory surgery centers

CMS reimburses ambulatory surgical centers using a predetermined fee schedule. Reimbursements for ambulatory surgery center overhead costs are limited to no more than the overhead costs paid to hospital outpatient departments under the Medicare hospital outpatient prospective payment system. All surgical procedures, other than those that pose a significant safety risk or generally require an overnight stay, are payable as ambulatory surgery center procedures. From time to time, CMS considers expanding the services that may be performed in ambulatory surgery centers, which may result in more Medicare procedures that historically have been performed in hospitals, such as ours, being moved to ambulatory surgery centers, potentially reducing surgical volume in our hospitals. For calendar year 2014, CMS increased ambulatory surgery center payment rates by 1.2%, which included a market basket update of 1.7% and a negative 0.5% productivity adjustment. For calendar year 2015, CMS has issued a proposed rule which would increase ambulatory surgery center payment rates by 2.1%, reflecting a market basket update of 2.7%, a negative 0.4% productivity adjustment and an additional negative 0.2% adjustment. The Health Reform Law provides for additional reductions to the ambulatory surgery center prospective payment system in future years as discussed below in the section entitled “Government regulation and other factors—Healthcare reform.” CMS has also established a quality reporting program for ambulatory surgery centers under which those that fail to report on certain quality measures will receive a two percentage point reduction in reimbursement.

Managed Medicare

Managed Medicare plans represent arrangements where CMS contracts with private companies to provide members with Medicare Part A, Part B and Part D benefits. Managed Medicare plans can be structured as health maintenance organizations, preferred provider organizations, or private fee-for-service plans. The Medicare program allows beneficiaries to choose enrollment in certain managed Medicare plans. Legislative changes in 2003 increased reimbursement to managed Medicare plans and limited, to some extent, the financial risk to the companies offering the plans. Following these changes, the number of beneficiaries choosing to receive their Medicare benefits through such plans has increased. However, the Health Reform Law provides for reductions to managed Medicare plan payments, which began in 2010, that will cause managed Medicare per capita premium payments becoming equal, on average, to traditional Medicare payments.

Medicaid

Medicaid programs are jointly funded by federal and state governments and are administered by states under an approved plan that provides hospital and other healthcare benefits to qualifying individuals who cannot afford care. All of our hospitals are certified as providers of Medicaid services. State Medicaid programs may use a prospective payment system, cost-based payment system or other payment methodology for hospital services. However, Medicaid reimbursement is often less than a hospital’s cost of services.

The federal government and many states from time to time consider altering the level of Medicaid funding or expanding Medicaid benefits in a manner that could adversely affect future levels of Medicaid reimbursement received by our hospitals. In recent years, the states in which we operate experienced budget constraints because of increased costs and lower than expected tax collections. Many states experienced or projected shortfalls in their budgets, and deteriorating economic conditions increased these budget pressures. Health and human services programs, including Medicaid and similar programs, represent a significant portion of state budgets. The states in which we operate responded to these budget concerns by decreasing funding for healthcare programs or making structural changes that resulted in a reduction to Medicaid hospital revenues. Additional Medicaid spending cuts or other program changes may be implemented in the states in which we operate. However, the Health Reform Law generally requires states to at least maintain the Medicaid eligibility standards established prior to the enactment of the law for children until October 1, 2019. The Health Reform Law also includes provisions allowing states to significantly expand their Medicaid program coverage. Effective January 1, 2014, the state of Arizona expanded its Medicaid program in response to the Health Reform Law, which effectively increased the number of eligible enrollees, including the reinstatement of coverage for a significant portion of the state’s population who lost coverage in previous years. However, states that elect not to implement the law’s Medicaid expansion provisions may do so without the loss of existing federal Medicaid funding. As a result, a number of state governors and legislatures, including Texas and Louisiana, have chosen not to participate in the expanded Medicaid program. It is unclear how many states will ultimately implement the Medicaid expansion.

The Health Reform Law prohibits the use of federal funds under the Medicaid program to reimburse providers for medical assistance provided to treat certain provider-preventable conditions. CMS has implemented this prohibition for services with dates beginning July 1, 2012. Each state Medicaid program must deny payments to providers to treat healthcare-acquired conditions and provider-preventable conditions designated by CMS and any other provider-preventable conditions designated by the state.

Private supplemental Medicaid reimbursement programs

Certain of our acute care hospitals receive supplemental Medicaid reimbursement, including reimbursement from programs for participating private hospitals that enter into indigent care affiliation agreements with public hospitals or county governments in the state of Texas. Under the CMS-approved programs, affiliated hospitals, including our Texas hospitals, have expanded the community healthcare safety net by providing indigent healthcare services. Participation in indigent care affiliation agreements by our Texas hospitals has resulted in an increase in acute care revenue by the hospitals’ entitlement to supplemental Medicaid inpatient reimbursement. In December 2011, CMS approved a five-year Texas Medicaid waiver that allows Texas to continue receiving supplemental Medicaid reimbursement while expanding its managed Medicaid programs. During fiscal years 2013 and 2014, we experienced significant delays in funding under these Texas supplemental reimbursement programs as the state continued to finalize rules and regulations governing the distribution of such funds. On October 1, 2014, THHSC issued a notice to certain hospitals participating in the Texas waiver program. These hospitals operate in the surrounding areas of Dallas, Tarrant, Nueces and Travis counties (including the cities of Dallas/Fort Worth, Corpus Christi and Austin). According to the notice, a review conducted by CMS identified some affiliation agreements in these areas that CMS believes may be inconsistent with the approved waiver. As a result of these findings, CMS temporarily deferred the federal portion of the Medicaid payments associated with these affiliations. CMS lifted the deferral on January 7, 2015, but has not yet made a final determination regarding the acceptability of the affiliations. None of our hospitals were included in the programs reviewed by CMS. We cannot assure you that in the future that CMS, THHSC and other similar agencies will not audit or delay our operations in a manner that reduces the amount or slows the timing of our receipt of such funding.

Supplemental payment programs are being reviewed by certain other state agencies, and some states have made or may make waiver requests to CMS to replace their existing supplemental payment programs. These reviews and waiver requests will cause restructuring of such supplemental payment programs and could cause the payments to be reduced or eliminated. It also is unclear whether our revenues from these programs will be adversely affected as the Health Reform Law continues to be implemented.

Managed Medicaid

Managed Medicaid programs represent arrangements in which states contract with one or more entities for patient enrollment, care management and claims adjudication. The states rarely give up program responsibilities for financing, eligibility criteria and core benefit plan design. Our hospitals contract directly with the designated entities, which usually are managed care organizations. These programs are state-specific.

As state governments seek to control the cost of their Medicaid programs, enrollment in managed Medicaid plans, including states in which we operate, has increased in recent years. In 2011 the Texas legislature and the THHSC expanded Medicaid managed care enrollment in the state under a CMS approved five-year Medicaid waiver that allows Texas to expand its Medicaid managed care program while preserving hospital funding, provides incentive payments for healthcare improvements and directs more funding to hospitals that serve large numbers of uninsured patients. There may be additional expansion of managed Medicaid plans in the states in which we operate, and economic conditions or budgetary pressures may cause reductions in premium payments to these plans.

Disproportionate share hospital payments

Besides making payments for services provided directly to beneficiaries, Medicare makes additional payments to hospitals that treat a disproportionately large number of low-income patients (Medicaid and Medicare patients eligible to receive Supplemental Security Income). DSH payments are determined annually based on certain statistical information required by the Department and are calculated as a percentage addition to MS-DRG payments. The primary method used by a hospital to qualify for Medicare DSH payments is a complex statutory formula that results in a DSH percentage that is applied to payments on MS-DRGs. Under the Health Reform Law, beginning in federal fiscal year 2014, Medicare DSH payments are reduced to 25% of the amount they would have been absent the law. The remaining 75% are effectively pooled, and this pool is reduced further each year by a formula that reflects reductions in the national level of uninsured who are under age 65. Thus, the greater the level of coverage for the uninsured increases nationally, the more the Medicare DSH payment pool is reduced. Each hospital is then paid, out of the reduced DSH payment pool, an amount allocated based upon its level of uncompensated care. As a result of the Health Reform Law’s impact in reducing the population of uninsured individuals, and based on final rules issued by CMS for federal fiscal 2015 Medicare inpatient rates, we expect our Medicare DSH payments to decrease in our fiscal year 2015.

Hospitals that provide care to a disproportionately high number of low-income patients may also receive Medicaid DSH payments. The federal government distributes federal Medicaid DSH funds to each state based on a statutory formula. The states then distribute the DSH funding among qualifying hospitals. States have broad discretion to define which hospitals qualify for Medicaid DSH payments and the amount of such payments. The Health Reform Law, as modified by the Bipartisan Budget Act of 2013, provides for reductions to the Medicaid DSH hospital program in federal fiscal years 2016 through 2020 by the following amounts: 2016 ($1.2 billion); 2017 ($1.8 billion); 2018 ($5 billion); 2019 ($5.6 billion); and 2020 ($4 billion). The Jobs Creation Act, the American Taxpayer Relief Act of 2012 and the Bipartisan Budget Act of 2013 provide for additional Medicaid DSH reductions in federal fiscal years 2021, 2022 and 2023 estimated at $4.1 billion, $4.2 billion and $4.3 billion, respectively. CMS has issued a final rule establishing the methodology for allocating the cuts among the states based on the volume of Medicaid inpatients and levels of uncompensated care in each state. States largely retain the ability to manage the reduced allotments and to allocate these cuts among providers within the state. The majority of our Medicaid DSH is recognized by our Texas hospital operations.

Annual cost reports

All hospitals participating in the Medicare and Medicaid programs, whether paid on a reasonable cost basis or under a prospective payment system, must meet specific financial reporting requirements. Federal regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients. These annual cost reports are subject to routine audits, which may cause adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. The audit process may take several years to reach the final determination of allowable amounts under the programs. Providers also have the right of appeal, and it is common to contest issues raised in audits of prior years’ reports.

Cost reports filed by our facilities remain open for three years after the notice of program reimbursement date. If any of our facilities are found to have violated federal or state laws relating to preparing and filing of Medicare or Medicaid cost reports, whether prior to or after our ownership of these facilities, we and our facilities could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs.

Recovery audit contractors and other reviews

Under the statutorily required RAC program, CMS contracts with third-parties to conduct post-payment reviews of Medicare providers and suppliers. RACs are paid on a contingency fee basis to detect and correct improper payments in the Medicare program. Medicare RACs utilize a post-payment targeted review process employing data analysis techniques to identify those Medicare claims most likely to contain overpayments, such as incorrectly coded services, incorrect payment amounts, non-covered services and duplicate payments. CMS has given RACs the authority to look back at claims up to three years old. The Health Reform Law expanded the RAC program to include managed Medicare.

CMS also has established the Recovery Audit Prepayment Review (“RAPR”) demonstration, that allows RACs to review claims before they are paid to ensure that the provider complied with all Medicare payment rules. Under the RAPR demonstration, RACs conduct prepayment reviews on certain types of claims that historically result in high rates of improper payments, beginning with those involving short stay inpatient hospital services. These reviews focus on seven states (Florida, California, Michigan, Texas, New York, Louisiana and Illinois) with high populations of fraud and error-prone providers and four states (Pennsylvania, Ohio, North Carolina, and Missouri) with high claims volumes of short inpatient hospital stays. The RAPR demonstration began on August 27, 2012 and runs for a three year period.

The Health Reform Law expands the RAC program’s scope to include Medicaid claims. States may coordinate with Medicaid RACs regarding recoupment of overpayments and refer suspected fraud and abuse to appropriate law enforcement agencies. In addition, under the Medicaid Integrity Program, CMS employs private contractors, referred to as MIC, to perform reviews and post-payment audits of Medicaid claims and identify overpayments. MICs are assigned to five geographic jurisdictions and have commenced audits of Medicaid providers in each jurisdiction. The Health Reform Law has increased federal funding for the MIC program. Besides MICs, several other contractors and state Medicaid agencies have increased their review activities.

The Department announced a suspension of the assignment of new Medicare appeals to administrative law judges beginning July 16, 2013, and lasting at least two years so the Department may work through a backlog of appeals. Thus, we will experience a significant delay in appealing any RAC payment denials that occur during the suspension period. The Department has recently given hospitals the option to settle disputed claims, offering to pay 68% of the net allowable amount in exchange for a hospital’s withdrawal of all medical claims appealed. Effective October 31, 2014, we accepted the Department’s settlement offer, and executed copies of all necessary paperwork, which we believe will provide for resolution of the disputed claims in a more timely manner.

Managed care

Managed care payors, including health maintenance organizations and preferred provider organizations, are organizations that provide insurance coverage and a network of healthcare providers to members for a fixed monthly premium. To control costs, these organizations typically contract with hospitals and other providers for discounted prices, review medical services to ensure that no unnecessary services are provided, and market providers within their networks to health plan members. A significant percentage of our overall payor mix is commercial managed care. We generally receive lower payments from commercial managed care payors than from traditional commercial/indemnity insurers for similar services.

Commercial insurance

Our hospitals provide services to a decreasing number of individuals covered by traditional private healthcare insurance as managed care plans grow in prominence. Private insurance carriers make direct payments to hospitals or, sometimes, reimburse their policy holders, based upon negotiated discounts from the particular hospital’s established charges and the particular coverage provided in the insurance policy.

Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including prospective payment or diagnosis related group-based payment systems, for more inpatient and outpatient services. In addition, commercial insurers increasingly are implementing quality requirements and refusing to pay for serious adverse events, similar to Medicare. If these efforts succeed, hospitals may receive reduced levels of reimbursement.

Charity care

In the ordinary course of business, we provide care without charge to patients financially unable to pay for the healthcare services they receive. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in acute care revenue. We record revenue deductions for patient accounts that meet our guidelines for charity care. We provide charity care to patients with income levels below 200% of the federal poverty level (“FPL”). At all of our hospitals, a sliding scale of reduced rates is offered to all uninsured patients who are not covered through federal, state or private insurance, with incomes between 200% and 400% of the FPL.

Uninsured

In the ordinary course of business, we provide care to patients who do not have insurance coverage to pay for the healthcare services they receive, nor do they qualify for charity care, or other federal, state or county indigent care programs. These patients include those for whom we are required to provide treatment under the federal Emergency Medical Treatment and Labor Act (“EMTALA”), which imposes requirements upon physicians, hospitals and other facilities to provide certain emergency care regardless of a patient’s ability to pay for his or her care. We provide discounts for these patients to eliminate some of this financial burden. These patients often do not have the financial resources to fully reimburse our hospitals for the discounted services provided. While we typically pursue collection of these account balances, the patient’s lack of financial resources can cause reduced collection rates and increased bad debts.

Premium, service and other revenue

The following table provides the sources of Health Choice’s premium, service and other revenue by major product line:

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012
Medicaid and Medicaid MSO	85.6%	86.8%	86.7%	90.1%	90.3%
MAPD SNP	13.2	12.8	13.1	9.9	9.7
Other	1.2	0.4	0.2	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Premium revenue is generated through capitated contracts, under which Health Choice provides healthcare services to enrollees for fixed periodic payments, based upon negotiated per capita member rates, and certain supplemental payments from the state of Arizona’s Medicaid agency, or AHCCCS, the state of Utah’s Medicaid agency and CMS. All capitation payments received by Health Choice are recognized as revenue in the month that members are eligible for healthcare services.

Medicaid health plans

Health Choice’s primary source of revenue is derived from contracts with state Medicaid programs in Arizona and Utah to provide specified health services to qualified Medicaid enrollees through contracted healthcare providers.

Effective October 1, 2013, Health Choice entered into a contract with AHCCCS with an initial term of three years, and includes two one-year renewal options at the discretion of AHCCCS. The contract is terminable without cause on 90 days written notice or for cause upon written notice if the Company fails to comply with any term or condition of the contract or fails to take corrective action as required to comply with the terms of the contract. Additionally, AHCCCS can terminate the contract in the event of the unavailability of state or federal funding.

In our 2014 fiscal year, Health Choice’s enrollment grew significantly as a result of Arizona’s expansion of its Medicaid program under the Health Reform Law, which includes increased eligibility for adults, children and pregnant women, and the restoration of eligibility to childless adults that were previously eliminated. The expansion of the state’s Medicaid program, effective January 1, 2014, under the Health Reform Law is expected to result in the addition of approximately 350,000 people to its Medicaid rolls over the next few years. This increase in enrolled members and premium revenue followed a period of several years in which AHCCCS tightened Medicaid eligibility standards in Arizona and decreased capitation rates paid to managed Medicaid contractors, reflecting state government budgetary pressures and a struggling state economy. If additional changes to the Arizona Medicaid program are implemented, our revenue and earnings could be significantly impacted.

AHCCCS has implemented a tiered profit sharing plan on managed Medicaid plans, thereby limiting the amount of profit that may be retained by health plans serving the Medicaid population. These changes implemented by AHCCCS followed a movement by the agency to a risk-based or severity-adjusted payment methodology for all health plans, under which capitation rates for each health plan and geographic service area are adjusted annually based on the severity of treatment episodes experienced by each plan’s membership compared to the average over a specified 12-month period. AHCCCS’ changes in its payment structure have placed limits on Health Choice’s profitability.

Medicare advantage prescription drug special needs plan

Health Choice provides coverage as a MAPD SNP provider pursuant to a contract with CMS. The SNP allows Health Choice to offer Medicare and Part D drug benefit coverage for new and existing dual eligible members (i.e., those that are eligible for Medicare and Medicaid). The contract with CMS includes successive one-year renewal options at the discretion of CMS and is terminable without cause on 90 days written notice or for cause upon written notice if Health Choice fails to comply with any term or condition of the contract or fails to take corrective action as required to comply with the terms of the contract. Health Choice has received notification that CMS is exercising its option to extend its contract through December 31, 2015.

Healthcare exchange insurance plan

Effective October 1, 2013, Health Choice began offering insurance plans on the Arizona state insurance exchange through Health Choice Insurance Company, a wholly-owned subsidiary of Health Choice. This enables us to enroll members in our Exchange plan as they move between the Arizona state insurance exchange and Medicaid eligibility under AHCCCS.

Management and administrative services

Health Choice provides management and administrative services, primarily through a contract with a large national insurer to cover 97,700 members as of June 30, 2015 in the state of Florida’s managed Medicaid program. These services include member services, claims adjudication, provider network services, prior authorization, utilization management, clinical care coordination, case management, disease management and quality improvement programs. Revenue under this contract is generated by performing these services in exchange for a contracted service fee, which is paid on a monthly basis.

Accountable care networks

Health Choice has continued to lead our provider network development efforts in Arizona, Utah and other markets through its Health Choice Preferred accountable care network operations. These networks serve as contracting vehicles that allow our hospitals and affiliated network physicians to enter into risk and other performance-based contracts with third-party payors.

Government regulation and other factors

A framework of complex federal and state laws, rules and regulations governs the healthcare industry and, for many provisions, there is little history of regulatory or judicial interpretation upon which to rely. The Health Reform Law significantly increases this complexity. Because we operate in a heavily regulated industry subject to shifts in political and regulatory dynamics, we devote significant time and resources to regulatory compliance, including compliance with those laws and regulations described below.

Healthcare reform

The Health Reform Law changes how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs where reimbursement is tied to clinical integration and quality of care. In addition, the Health Reform Law reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality and contains provisions intended to strengthen fraud and abuse enforcement. The most significant provisions of the Health Reform Law that seek to decrease the number of uninsured individuals mostly became effective January 1, 2014. However, the employer mandate which requires companies with 50 or more employees to provide health insurance or pay fines, and insurer reporting requirements, will not be fully implemented until January 1, 2016. In addition, there were significant problems during the initial implementation of the federal online Exchange and certain state Exchanges that negatively affected the ability of individuals to enroll in Medicaid and to purchase health insurance. Further implementation issues, especially if not corrected in a timely manner, could lead to the federal government suspending the individual mandate tax penalties, further delays in uninsured individuals obtaining health insurance and an increase in the number of individuals who pay the tax mandates rather than to purchase health insurance. States may choose, without losing existing federal Medicaid funding, not to implement the Medicaid expansion provisions of the Health Reform Law, and in those states, the penalty for not carrying insurance will be waived for low-income residents. Because of the many variables, including the law’s complexity, continued delays or exceptions to employer mandates, possible amendments, changes or court challenges to the law, uncertainty regarding the success of Exchanges enrolling uninsured individuals, and possible reductions in funding by Congress and future reductions in Medicare and Medicaid reimbursement, the impact of the Health Reform Law, including how individuals and businesses will respond to the new choices and obligations is not yet fully known. We cannot predict the impact on our Company of these continuing developments with respect to the Health Reform Law.

Expanded coverage

Based on the Congressional Budget Office (“CBO”) April 2014 estimates, the Health Reform Law will expand coverage to 26 million additional individuals by 2022. This increased coverage will occur through a combination of public program expansion and private sector health insurance and other reforms.

Medicaid expansion.    The primary public program coverage expansion is occurring through changes in Medicaid, and to a lesser extent, expansion of CHIP. The most significant changes expand the categories of individuals eligible for Medicaid coverage and permit individuals with relatively higher incomes to qualify. Since January 1, 2014, the Health Reform Law requires all state Medicaid programs to provide, and the federal government to subsidize, Medicaid coverage to virtually all adults under 65 years old with incomes at or under 133% of the FPL. However, states may opt out of the expansion without losing existing federal Medicaid funding. For those states that expand Medicaid coverage, the Health Reform Law also requires those states to apply a “5% income disregard” to the Medicaid eligibility standard, so that Medicaid eligibility will effectively be extended to those with incomes up to 138% of the FPL. A number of state governors and legislatures, including in Texas and Louisiana, have chosen not to participate in the expanded Medicaid program at this time; however, these states could choose to implement the expansion at a later date.

As Medicaid is a joint federal and state program, the federal government provides states with “matching funds” in a defined percentage, known as the federal medical assistance percentage (“FMAP”). Beginning in 2014, states began receiving an enhanced FMAP for the individuals enrolled in Medicaid pursuant to the Medicaid expansion provisions of the Health Reform Law. The FMAP percentage is as follows: 100% for calendar years 2014 through 2016; 95% for 2017; 94% in 2018; 93% in 2019; and 90% in 2020 and thereafter.

The Health Reform Law also provides that the federal government will subsidize states that create non-Medicaid plans for residents whose incomes are greater than 133% of the FPL but do not exceed 200% of the FPL. Approved state plans will be eligible to receive federal funding. The amount of that funding per individual will be equal to 95% of subsidies that would have been provided for that individual had he or she enrolled in a health plan offered through one of the Exchanges, as discussed below.

Historically, states often have attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. For states that do not participate in Medicaid expansion, the maximum income level required for individuals and families to qualify for Medicaid varies widely from state to state. However, the Health Reform Law requires states to at least maintain the Medicaid eligibility standards established prior to the enactment of the law for children until October 1, 2019.

Private sector expansion.    The expansion of health coverage through the private sector as a result of the Health Reform Law is occurring through new requirements applicable to health insurers, employers and individuals. Each health plan must now keep its annual non-medical costs lower than 15% of premium revenue for the group market and lower than 20% in the small group and individual markets or rebate its enrollees the amount spent in excess of the percentage. In addition, health insurers are not permitted to deny coverage to children based upon a pre-existing condition and must allow dependent care coverage for children up to 26 years old. Since January 1, 2014, health insurance companies are prohibited from imposing annual coverage limits, dropping coverage, excluding persons based upon pre-existing conditions or denying coverage for any individual who is willing to pay the premiums for such coverage.

Larger employers will be subject to new requirements and incentives to provide health insurance benefits to their full-time employees. Employers with 50 or more employees that do not offer health insurance will be subject to a penalty if an employee obtains government-subsidized coverage through an Exchange. The employer penalties will range from $2,000 to $3,000 per employee, subject to certain thresholds and conditions. This requirement will not be fully implemented until January 1, 2016.

The Health Reform Law uses various means to induce individuals who do not have health insurance to obtain coverage. As of January 1, 2014, individuals are required to maintain health insurance for a minimum defined set of benefits or pay a tax penalty. The Internal Revenue Service (“IRS”), in consultation with the Department, is responsible for enforcing the tax penalty, although the Health Reform Law limits the availability of certain IRS enforcement mechanisms. In addition, for individuals and families below 400% of the FPL, the cost of obtaining health insurance will be subsidized by the federal government. Those with lower incomes will be eligible to receive greater subsidies. It is anticipated that those at the lowest income levels will have the majority of their premiums subsidized by the federal government, in some cases in excess of 95% of the premium amount.

Since January 1, 2014, to facilitate the purchase of health insurance by individuals and small employers, the Health Reform Law mandated that each state establish or participate in an Exchange or default to a federally operated Exchange. Based on CBO estimates issued in April 2014, approximately 25 million individuals will obtain their health insurance coverage through an Exchange by 2021. This amount will include individuals who were previously uninsured and individuals who have switched from their prior insurance coverage to a plan obtained through the Exchange. The Health Reform Law requires that the Exchanges be designed to make the process of evaluating, comparing and acquiring coverage simple for consumers. For example, each state’s Exchange must maintain an internet website through which consumers may access health plan ratings that are assigned by the state based on quality and price, view governmental health program eligibility requirements and calculate the actual cost of health coverage. Health insurers participating in the Exchange must offer a set of minimum benefits to be defined by the Department and may offer more benefits. Health insurers must offer at least two, and up to five, levels of plans that vary by the percentage of medical expenses that must be paid by the enrollee. These levels are referred to as platinum, gold, silver, bronze and catastrophic plans, with gold and silver being the two mandatory levels of plans. Each level of plan must require the enrollee to share the following percentages of medical expenses up to the deductible/co-payment limit: platinum, 10%; gold, 20%; silver, 30%; bronze, 40%; and catastrophic, 100%. Health insurers may establish varying deductible/co-payment levels, up to the statutory maximum. The health insurers must cover 100% of the amount of medical expenses in excess of the deductible/co-payment limit. For example, an individual making 100% to 200% of the FPL will have co-payments and deductibles reduced to about one-third of the amount payable by those with the same plan with incomes at or above 400% of the FPL.

Public program spending

The Health Reform Law provides for Medicare, Medicaid and other federal healthcare program spending reductions between 2010 and 2019. In July 2012, the CBO estimated that from 2013-2022, the Health Reform Law reductions would include $415 billion in Medicare fee-for-service market basket and productivity reimbursement reductions, the majority of which will come from hospitals. The CBO estimate included an additional $56 billion in reductions in Medicare and Medicaid DSH funding.

Payments for hospitals and ambulatory surgery centers

Inpatient market basket and productivity adjustment.    Under the Medicare program, hospitals receive reimbursement under a prospective payment system for general, acute care hospital inpatient services. CMS establishes fixed prospective payment system payment amounts per inpatient discharge based on the patient’s assigned MS-DRG. These MS-DRG rates are updated each federal fiscal year, which begins October 1, using the market basket, which takes into account inflation experienced by hospitals and other entities outside the healthcare industry in purchasing goods and services.

The Department has implemented three types of annual reductions in the market basket. The first is a general reduction of a specified percentage each federal fiscal year that began in 2010 and extends through 2019. The remaining reductions are as follows: 2015, 0.2%; 2016, 0.2%; 2017, 0.75%; 2018, 0.75%; and 2019, 0.75%.

The second type of reduction to the market basket is a “productivity adjustment” that began in federal fiscal year 2012. The amount of the reduction is equal to the projected average nationwide productivity gains over the preceding 10 years. To determine the projection, the Department will use the U.S. Bureau of Labor Statistics 10-year moving average of changes in specified economy-wide productivity. For federal fiscal year 2015, CMS announced a negative 0.5% productivity adjustment to the market basket. At the time of enactment, CMS estimated that the combined market basket and productivity adjustments would reduce Medicare payments under the inpatient prospective payment system by $112.6 billion from 2010 to 2019.

The third type of reduction began in federal fiscal year 2013 and is in connection with the value-based purchasing program discussed in more detail below. For each federal fiscal year, CMS will reduce the inpatient prospective payment system payment amount for all discharges by the following: 1.25% for 2014; 1.5% for 2015; 1.75% for 2016; and 2% for 2017 and subsequent years. For each federal fiscal year, the total amount collected from these reductions will be pooled and used to fund payments to hospitals that satisfy certain quality metrics. While some or all of these reductions may be recovered if a hospital satisfies these quality metrics, the recovery amounts may be delayed.

If the aggregate of the three market basket reductions described above is more than the annual market basket adjustments made to account for inflation, there will be an overall reduction in the MS-DRG rates paid to hospitals.

Quality-based payment adjustments and reductions for inpatient services.    The Health Reform Law establishes or expands three provisions to promote value-based purchasing and to link payments to quality and efficiency. First, in federal fiscal year 2013, the Department implemented a value-based purchasing program for inpatient hospital services. This program rewards hospitals that meet certain quality performance standards established by the Department. The Health Reform Law provides the Department considerable discretion over the value-based purchasing program. Under the value-based purchasing program for hospital inpatient services, CMS will distribute an estimated $1.4 billion in federal fiscal year 2015 to hospitals based on their overall performance on a set of quality measures that have been linked to improved clinical processes of care and patient satisfaction. Hospitals are scored based on a weighted average of patient experience scores using the Hospital Consumer Assessment of Healthcare Providers and Systems survey and certain clinical measures. In federal fiscal year 2015, there are 19 measures by which hospitals are scored for payments. CMS scores each hospital based on achievement (relative to other hospitals) and improvement ranges (relative to the hospital’s own past performance) for each applicable measure. Because the Health Reform Law provides that the pool will be fully distributed, hospitals that meet or exceed the quality performance standards set by the Department will receive greater reimbursement under the value-based purchasing program than they would have otherwise. On the other hand, hospitals that do not achieve the necessary quality performance will receive reduced Medicare inpatient hospital payments.

Second, beginning in federal fiscal year 2013, inpatient payments are reduced each fiscal year if a hospital experiences “excess readmissions” within the 30-day period from the date of discharge for heart attack, heart failure, pneumonia. CMS expanded this list to include chronic obstructive pulmonary disease, total hip arthroplasty and total knee arthroplasty in federal fiscal year 2015 and may designate additional conditions at a future time. Hospitals with what CMS defines as “excess readmissions” for these conditions receive reduced payments for all inpatient discharges, not just discharges relating to the conditions subject to the excess readmissions standard. Each hospital’s performance is publicly reported by CMS.

Third, reimbursement is reduced based on a facility’s HAC rates. A HAC is a condition that is acquired by a patient while admitted as an inpatient in a hospital, such as a surgical site infection. Beginning in federal fiscal year 2015, hospitals that rank in the worst 25% nationally of HACs for all hospitals in the previous year will receive a 1% reduction in their total Medicare payments. In addition, the Health Reform Law prohibits the use of federal funds under the Medicaid program to reimburse providers for medical services provided to treat certain healthcare-acquired conditions. Each state Medicaid program must deny payments to providers for the treatment of healthcare-acquired conditions and provider-preventable conditions designated by CMS as well as any other provider-preventable conditions designated by the state.

Outpatient market basket and productivity adjustment.    Hospital outpatient services paid under the prospective payment system are classified into APCs. The APC payment rates are updated each calendar year based on the market basket. The first two market basket changes outlined above—the general reduction and the productivity adjustment—apply to outpatient services as well as inpatient services, although these are applied on a calendar year basis. The percentage changes specified in the Health Reform Law summarized above as the general reduction for inpatients—e.g., 0.2% in 2015—are the same for outpatients. At the time of enactment, CMS estimated that the combined market basket and productivity adjustments would reduce Medicare payments under the outpatient prospective payment system by $26.3 billion from 2010 to 2019.

Inpatient rehabilitation hospitals and units.    The first two market basket changes outlined above for inpatient services—the general reduction and the productivity adjustment—also apply to inpatient rehabilitation services. The percentage changes specified in the Health Reform Law summarized above as the general reduction for inpatients—e.g., 0.2% in 2015—are the same for rehabilitation inpatients. At the time of enactment, CMS estimated that the combined market basket and productivity adjustments would reduce Medicare payments under the inpatient rehabilitation facilities prospective payment system by $5.7 billion from 2010 to 2019. The Health Reform Law requires each inpatient rehabilitation facility to report certain quality measures to the Department or receive a two percentage point reduction to the market basket update beginning with the market basket update for federal fiscal year 2014. CMS has implemented this requirement by requiring facilities to report two quality measures to receive the full market basket update in federal fiscal year 2015. CMS has indicated that facilities will be required to report additional quality measures to receive the full market basket update in federal fiscal years 2016 and 2017 payments determinations.

Inpatient psychiatric facilities.    The first two market basket changes outlined above for inpatient services—the general reduction and the productivity adjustment—also apply to inpatient psychiatric services. The percentage changes specified in the Health Reform Law summarized above as the general reduction for inpatients—e.g., 0.2% in 2015—are the same for psychiatric inpatients. At the time of enactment, CMS estimated that the combined market basket and productivity adjustments would reduce Medicare payments under the inpatient psychiatric facilities prospective payment system by $4.3 billion from 2010 to 2019.

Medicare and Medicaid DSH payments.    The Health Reform Law provides for certain reductions to both the Medicare and Medicaid DSH payment systems beginning in federal fiscal year 2014 as discussed above in the section entitled “Sources of acute care revenue—Disproportionate share hospital payments.” Though it is difficult to predict the full impact of the Medicare DSH reductions beyond 2014, based on final rules from CMS, we expect our Medicare DSH payments to decrease in fiscal 2015. In July 2012, the CBO estimated that the Health Reform Law would result in $56 billion in reductions to Medicare and Medicaid DSH payments between 2013 and 2022.

Accountable care organizations.    Pursuant to the Health Reform Law, the Department established MSSPs, which seek to promote accountability and coordination of care through the creation of Medicare ACOs. The program allows certain providers, including hospitals, physicians and other designated professionals, to voluntarily form Medicare ACOs and work together along with other Medicare ACO participants to invest in infrastructure and redesign delivery processes to achieve high quality and efficient delivery of services. The program is intended to produce savings as a result of improved quality and operational efficiency. Medicare ACOs that achieve quality performance standards established by the Department will be eligible to share in a portion of the amounts saved by the Medicare program. As authorized by the Health Reform Law, certain waivers are available from fraud and abuse laws for Medicare ACOs. CMS has approved over 300 to participate as Medicare ACOs. We have applied for Medicare ACO status in certain markets. We are also pursuing similar initiatives with commercial insurers, with a focus on building clinically integrated high performance provider networks intended to compete in an environment where commercial insurers increasingly are implementing pay for performance and value-based purchasing reimbursement models similar to those contemplated by the Health Reform Law.

Bundled payment pilot programs.    The Health Reform Law created the Center for Medicare and Medicaid Innovation (the “CMS Innovation Center”) with responsibility for establishing demonstration projects and other initiatives in order to identify, develop, test and encourage the adoption of new methods of delivering and paying for healthcare that create savings under the Medicare and Medicaid programs, while improving quality of care. One initiative announced by the CMS Innovation Center is the Bundled Payments for Care Improvement initiative, a voluntary initiative through which participating providers receive a single negotiated payment for services provided during an episode of care. In addition, the Department established a separate five-year voluntary, national pilot program on payment bundling for Medicare services known as the Bundled Payments for Care

Improvement (“BPCI”) initiative. Under the BPCI initiative, organizations may enter into payment arrangements that include financial and performance accountability for episodes of care, and these models are intended to lead to higher quality, more coordinated care at a lower cost to the Medicare program. The Health Reform Law also provides a bundled payment demonstration project for Medicaid services, but CMS has not yet implemented this project. The Department will select up to eight states to participate based on the potential to lower costs under the Medicaid program while improving care. State programs may target particular categories of beneficiaries, selected diagnoses or geographic regions of the state. The selected state programs will provide one payment for both hospital and physician services provided to Medicaid patients for certain episodes of inpatient care.

Ambulatory surgery centers.    The Health Reform Law reduces reimbursement for ambulatory surgery centers through a productivity adjustment to the market basket similar to the productivity adjustment for inpatient and outpatient hospital services. In addition, CMS has established a quality reporting program for ambulatory surgery centers under which those that fail to report on required quality measures receive a two percentage point reduction in reimbursement.

Medicare managed care (Medicare Advantage or “MA”).    Under the MA program, the federal government contracts with private health plans to provide inpatient and outpatient benefits to beneficiaries who enroll in such plans. Nationally, approximately 26% of Medicare beneficiaries have elected to enroll in MA plans. Effective in 2014, the Health Reform Law requires MA plans to keep annual administrative costs lower than 15% of annual premium revenue. The Health Reform Law reduces, over a three year period starting in 2012, premium payments to the MA Plans such that CMS’ managed care per capita premium payments are, on average, equal to traditional Medicare. In the spring of 2010, the CBO and CMS, respectively, estimated that payments to MA plans would be reduced by $138 billion to $145 billion between 2010 and 2019. These reductions to MA plan premium payments may cause some plans to raise premiums or limit benefits, which in turn might cause some Medicare beneficiaries to terminate their MA coverage and enroll in traditional Medicare. CMS has indicated that MA premium rates charged to beneficiaries are expected to increase slightly in 2015 relative to 2014 and that enrollment in MA plans is forecast to increase in 2015.

Physician-owned hospitals.    The Health Reform Law effectively prohibits the formation of physician-owned hospitals that participate in Medicare or Medicaid after December 31, 2010. While the Health Reform Law grandfathers existing physician-owned hospitals, including our facilities that have physician ownership, it does not allow these hospitals to increase the percentage of physician ownership and significantly restricts our ability to add beds, operating rooms and procedure rooms at such physician-owned facilities.

The Health Reform Law also imposes additional disclosure requirements on physician-owned hospitals. For example, a grandfathered physician-owned hospital is required to submit periodic reports listing each investor in the hospital, including all physician owners. In addition, grandfathered physician-owned hospitals must have procedures in place that require each referring physician owner to disclose to patients, with enough notice for the patient to make a meaningful decision regarding receipt of care, the physician’s ownership interest and, if applicable, any ownership interest held by the treating physician. A grandfathered physician-owned hospital also must disclose on its website and in any public advertising the fact that it has physician ownership. The Health Reform Law requires the Department to audit grandfathered physician-owned hospitals’ compliance with these requirements.

Program integrity and fraud and abuse

The Health Reform Law changes healthcare fraud and abuse laws, provides additional enforcement tools to the government, increases cooperation between agencies by establishing mechanisms for sharing information and enhances criminal and administrative penalties for non-compliance. The Health Reform Law: (1) provides $350 million in increased federal funding over 10 years to fight healthcare fraud, waste and abuse; (2) expands the

RAC program to include MA plans and Medicaid; (3) authorizes the Department, in consultation with the OIG, to suspend Medicare and Medicaid payments to a provider of services or a supplier pending an investigation of a credible allegation of fraud; (4) provides Medicare contractors with additional flexibility to conduct random prepayment reviews; and (5) tightens the requirements for returning overpayments made by governmental health programs and expands the federal FCA liability to include failure to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later.

Impact of Health Reform Law on our company

The expansion of health insurance coverage under the Health Reform Law may cause a material increase in the number of patients using our facilities who have either private or public program coverage. In addition, a disproportionately large percentage of the new Medicaid coverage is likely to be in states that have relatively low income eligibility requirements. Further, the Health Reform Law provides for a value-based purchasing program, the establishment of Medicare ACOs and bundled payment pilot programs, which will create possible sources of additional revenue.

However, it is difficult to predict the potential amount of additional revenue resulting from these elements of the Health Reform Law, because of uncertainty surrounding several material factors, including:

•	how many states will eventually implement the Medicaid expansion and under what terms;

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the potential for further delays during open enrollment in or complications related to implementation of Exchanges and other parts of the Health Reform Law, which would continue to delay the anticipated overall expansion of insured individuals resulting from federal healthcare reform;

•	the possibility of enactment of additional federal or state healthcare reforms and possible amendments, changes or court challenges to the Health Reform Law;

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how many previously uninsured individuals will obtain coverage because of the Health Reform Law (based on the CBO April 2014 estimates, by 2022, the Health Reform Law will expand coverage to 26 million additional individuals);

•	what percentage of the newly insured patients will be covered under the Medicaid program and what percentage will be covered by private health insurers;

•	the extent to which states will enroll new Medicaid participants in managed care programs;

•	the pace at which insurance coverage expands, including the pace of different coverage expansion;

•	the change in the volume of inpatient and outpatient hospital services sought by and provided to previously uninsured individuals;

•	the potential that adverse selection and high acuity levels associated with newly insured individuals may negatively impact the operations of Health Choice;

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the rate paid to hospitals by private payors and state governments for newly covered individuals, and individuals with existing coverage, including those covered through the Exchanges and those who might be covered under the Medicaid program;

•	the effect of the value-based purchasing provisions of the Health Reform Law on our hospitals’ revenue and the effects of other quality programs implemented;

•	the percentage of individuals in the Exchanges who select the high deductible plans, since health insurers offering those kinds of products have traditionally sought to pay lower rates to hospitals;

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the extent to which employers will drop existing coverage of employees and their dependents, potentially resulting in those individuals purchasing coverage through the Exchange or enrolling in Medicaid;

•	uncertainty regarding future EHR incentives;

•	uncertainty regarding pending court challenges to elements of the Health Reform Law; and

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whether the net effect of the Health Reform Law, including the prohibition on excluding individuals based on pre-existing conditions, the requirement to keep medical costs lower than a specified percentage of premium revenue, other health insurance reforms and the annual fee applied to all health insurers, will put pressure on the profitability of health insurers, which might cause them to reduce payments to hospitals regarding both newly insured individuals and their existing business.

The Health Reform Law provides for significant reductions in the growth of Medicare spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs where reimbursement is tied to quality of care and clinical integration. Reductions in Medicare and Medicaid spending may significantly affect our business and could offset any positive effects of the Health Reform Law. It is difficult to predict potential revenue reductions resulting from reduced Medicare and Medicaid spending because of uncertainty regarding several material factors, including the following:

•	overall revenues we will generate from Medicare and Medicaid business when the reductions are implemented;

•	whether reductions required by the Health Reform Law will be changed by statute or judicial decision prior to becoming effective;

•	the size of the Health Reform Law’s annual productivity adjustment to the market basket in future years;

•	the Medicare DSH reductions made, beyond federal fiscal year 2015;

•	the allocation to our hospitals of the Medicaid DSH reductions, beyond federal fiscal year 2015;

•	what the losses in revenues will be from the Health Reform Law’s quality initiatives;

•	how successful Medicare ACOs will be at coordinating care and reducing costs;

•	the scope and nature of potential changes to Medicare reimbursement methods, such as an emphasis on bundling payments or coordination of care programs;

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whether our revenues from private supplemental Medicaid reimbursement programs will be adversely affected because there may be fewer indigent, non-Medicaid patients for whom we provide services under these programs; and

•	reductions to Medicare payments that CMS may impose for “excess readmissions.”

Because of the many variables, we cannot predict with certainty the net effect of the expected increases in insured individuals using our facilities, the reductions in Medicare spending, including Medicare and Medicaid DSH funding, and numerous other provisions in the Health Reform Law that may affect our business. Further, it is unclear how efforts to revise the Health Reform Law and remaining or new lawsuits will be resolved or what the impact would be of any resulting changes to the law. We cannot predict the impact on our Company of these continuing developments with respect to the Health Reform Law.

Licensure, certification and accreditation

Healthcare facility construction and operation is subject to federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-

setting and compliance with building codes and environmental protection laws. Our facilities also are subject to periodic inspection by governmental and other authorities to assure continued compliance with the standards necessary for licensing and accreditation. We believe that all of our operating healthcare facilities are properly licensed under state healthcare laws, but we cannot assure you that government agencies or other entities enforcing licensure requirements would find our facilities in compliance with such requirements.

All of our operating hospitals are certified under the Medicare program and are accredited by either Det Norske Veritas (“DNV”) or The Joint Commission, the effect of which is to permit the facilities to participate in the Medicare and Medicaid programs. If any facility loses its accreditation, the facility would be subject to state surveys, potentially be subject to increased scrutiny by CMS and likely lose payment from non-government payors. We intend to conduct our operations in compliance with current applicable federal, state, local and independent review body regulations and standards, but we cannot assure you that government agencies or other entities enforcing such requirements would find our facilities in compliance with such requirements. Licensure, certification, or accreditation requirements also may require notification or approval if certain transfers or changes in ownership or organization occur. Requirements for licensure, certification and accreditation are subject to change and, to remain qualified, we may need to change our facilities, equipment, personnel and services.

Utilization review

Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions require that a sampling of admissions of Medicare and Medicaid patients be reviewed by quality improvement organizations that analyze the appropriateness of Medicare and Medicaid patient admissions and discharges, quality of care, validity of diagnosis-related group classifications and appropriateness of cases of extraordinary length of stay or cost. Quality improvement organizations may deny payment for services provided, assess fines and recommend to the Department that a provider not in substantial compliance with the standards of the quality improvement organization be excluded from participation in the Medicare program. Most non-governmental managed care organizations also require utilization review.

Federal and state fraud and abuse provisions

Participation in any federal healthcare program, like Medicare, is regulated heavily by statute and regulation. If a hospital provider fails to substantially comply with the numerous conditions of participation in the Medicare or Medicaid program or performs specific prohibited acts, the hospital’s participation in the Medicare and Medicaid programs may be terminated or civil or criminal penalties may be imposed upon it under provisions of the Social Security Act and other statutes.

Among these statutes is a section of the Social Security Act, known as the federal anti-kickback statute. This law prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration intending to generate referrals or orders for services or items covered by a federal healthcare program. Courts have interpreted this law broadly and held that it violates the anti-kickback statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. The Health Reform Law further provides that knowledge of the law or intent to violate the law is not required to establish a violation of the anti-kickback statute.

The OIG has published safe harbor regulations that outline categories of activities deemed protected from prosecution under the anti-kickback statute. There are safe harbors for various arrangements and activities, including: investment interests, space rental, equipment rental, practitioner recruitment, personal services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary co-insurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, ambulatory surgery centers, and referral agreements for specialty services.

The fact that certain conduct or a certain business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement illegal under the anti-kickback statute. The conduct or business arrangement, however, risks increased scrutiny by government enforcement authorities.

The OIG, among other regulatory agencies, identifies and engages in enforcement actions regarding fraud, abuse and waste. The OIG carries out this mission through a nationwide program of audits, investigations and inspections. To provide guidance to healthcare providers, the OIG has from time to time issued “fraud alerts” that, although they do not have the force of law, identify features of a transaction that may indicate that the transaction could violate the anti-kickback statute or other federal healthcare laws. The OIG has identified several incentive arrangements as potential violations, including:

•	payment of any incentive by the hospital when a physician refers a patient to the hospital;

•	use of free or significantly discounted office space or equipment for physicians in facilities usually located close to the hospital;

•	provision of free or significantly discounted billing, nursing, or other staff services;

•	free training for a physician’s office staff, including management and laboratory techniques;

•	guarantees that provide that, if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder;

•	low-interest or interest-free loans, or loans that may be forgiven if a physician refers patients to the hospital;

•	payment of the costs of a physician’s travel and expenses for conferences or a physician’s continuing education courses;

•	coverage on the hospital’s group health insurance plans at an inappropriately low cost to the physician;

•	rental of space in physician offices, at other than fair market value terms, by persons or entities to which physicians refer;

•	payment for services that require few substantive duties by the physician, or payment for services over the fair market value of the services rendered;

•	“gainsharing,” the practice of giving physicians a share of any reduction in a hospital’s costs for patient care attributable in part to the physician’s efforts; or

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physician-owned entities (often referred to as physician-owned distributorships or PODs) that derive revenue from selling, or arranging for the sale of implantable medical devices ordered by their physician-owners for use on procedures that physician-owners perform on their own patients at hospitals or ambulatory surgery centers.

Besides issuing fraud alerts, the OIG from time to time issues compliance program guidance for certain types of healthcare providers. In its hospital compliance guidance, the OIG identifies areas of potential risk of liability under federal fraud and abuse statutes and regulations. These areas of risk include compensation arrangements with physicians, recruitment arrangements with physicians and joint venture relationships with physicians. The OIG recommends structuring arrangements to fit squarely within a safe harbor.

We have a variety of financial relationships with physicians who refer patients to our hospitals. Physicians have an ownership interest in nine of our full service acute care hospitals. We also have other joint venture relationships with physicians and contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals, including minimum cash collections guarantees and forgiveness of repayment obligations. Although we have established policies and procedures to help ensure that our arrangements with physicians comply with current law and interpretations, we cannot assure you that regulatory authorities that enforce these laws will not determine that some violate the anti-kickback statute or other applicable laws. Violation of the anti-kickback statute is a felony, and such a determination could subject us to liabilities under the Social Security Act, including criminal penalties of imprisonment or fines, civil penalties up to $50,000 per violation, damages up to three times the total improper payment to the referral source and exclusion from participation in Medicare, Medicaid or other federal healthcare programs, any of which could have a material adverse effect on our business, financial condition or results of operations.

The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, misrepresenting actual services rendered to obtain higher reimbursement and cost report fraud. Like the anti-kickback statute, these provisions are broad. Further, the Social Security Act contains civil penalties for conduct including improper coding and billing for unnecessary goods and services. Under the Health Reform Law, civil penalties may be imposed for failing to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. To avoid liability, providers must carefully and accurately code claims for reimbursement, and accurately prepare cost reports.

Some of these provisions, including the federal Civil Monetary Penalties Law, require a lower burden of proof than other fraud and abuse laws, including the federal anti-kickback statute. Civil monetary penalties that may be imposed under the federal Civil Monetary Penalty Law range from $10,000 to $50,000 per act, and sometimes may cause penalties of up to three times the remuneration offered, paid, solicited or received. In addition, a violator may be subject to exclusion from federal and state healthcare programs. Federal and state governments increasingly use the federal Civil Monetary Penalty Law, especially where they believe they cannot meet the higher burden of proof requirements under the federal anti-kickback statute.

HIPAA broadens the fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. This act also created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials now can exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed healthcare fraud. This act establishes a violation for the payment of inducements to Medicare or Medicaid beneficiaries to influence those beneficiaries to order or receive services from a particular provider or practitioner.

The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare patients to entities with which they or any of their immediate family members have a financial relationship for the provision of certain designated health services that are reimbursable by Medicare or Medicaid, including inpatient and outpatient hospital services. The law also prohibits the entity from billing the Medicare program for any items or services that stem from a prohibited referral and requires the entity to refund amounts received for items or services provided pursuant to the prohibited referral on a timely basis. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA. Sanctions for violating the Stark Law also include denial of payment (and obligation to repay amounts improperly received) and civil monetary penalties up to $15,000 per item or service improperly billed and exclusion from the federal healthcare programs. The statute also provides for a penalty of up to $100,000 for a scheme intended to circumvent the Stark Law prohibitions. There are several exceptions to the Stark Law, including an exception for a physician’s ownership interest in an entire hospital, although the Health Reform Law significantly restricts this exception. There also are exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases, professional services agreements and recruitment agreements. Unlike safe harbors under the anti-kickback statute, with which compliance is voluntary, an arrangement must comply with every requirement of the Stark Law exception or the arrangement violates the Stark Law. Further, intent does not have to be proven to establish a violation of the Stark Law.

Through rulemakings, CMS has issued final regulations implementing the Stark Law. While these regulations help clarify the exceptions to the Stark Law, it is unclear how the government will interpret many for enforcement purposes. We cannot assure you that the arrangements entered into by us and our hospitals will be found to comply with the Stark Law, as it ultimately may be implemented or interpreted.

Historically, the Stark Law has contained an exception, commonly referred to as the “whole-hospital” exception, allowing physicians to own an interest in an entire hospital, as opposed to an interest in a hospital department. However, the Health Reform Law significantly narrows the Stark Law’s whole-hospital exception. Specifically, the whole-hospital exception is available only to hospitals that had physician ownership in place as of March 23, 2010, and a Medicare provider agreement effective as of December 31, 2010. The Health Reform Law and implementing regulations issued by CMS prevent the formation of new physician-owned hospitals that participate in Medicare or Medicaid. While the amended whole-hospital exception grandfathers certain existing physician-owned hospitals, including nine of ours, it prohibits a grandfathered hospital from increasing its aggregate percentage of physician ownership beyond the aggregate level in place as of March 23, 2010. Subject to limited exceptions, a grandfathered physician-owned hospital may not increase its aggregate number of operating rooms, procedure rooms, and beds for which it is licensed beyond the number as of March 23, 2010. A grandfathered physician-owned hospital must comply with several additional requirements, including not conditioning any physician ownership directly or indirectly on the owner making or influencing referrals, not offering any ownership interests to physician owners on more favorable terms than those offered to non-physicians and not providing any guarantee to physician owners to purchase other business interests related to the hospital. Further, a grandfathered hospital cannot have been converted from an ambulatory surgery center to a hospital.

The whole-hospital exception, as amended, also contains additional disclosure requirements. For example, a grandfathered physician-owned hospital is required to submit periodic reports listing each investor in the hospital, including all physician owners. In addition, grandfathered physician-owned hospitals must have procedures in place that require each referring physician owner to disclose to patients, with enough notice for the patient to make a meaningful decision regarding receipt of care, the physician’s ownership interest and, if applicable, any ownership interest held by the treating physician. A grandfathered physician-owned hospital also must disclose on its website and in any public advertising the fact that it has physician ownership. The Health Reform Law requires the Department to audit grandfathered physician-owned hospitals’ compliance with these requirements.

Besides the restrictions and disclosure requirements applicable to physician-owned hospitals in the Health Reform Law, CMS regulations require physician-owned hospitals and their physician owners to disclose certain ownership information to patients. Physician-owned hospitals that receive referrals from physician owners must disclose in writing to patients that such hospitals are owned by physicians and that patients may receive a list of the hospitals’ physician investors upon request. A physician-owned hospital must require all physician owners who are members of the hospital’s medical staff to agree, as a condition of continued medical staff membership or admitting privileges, to disclose in writing to all patients whom they refer to the hospital their (or an immediate family member’s) ownership interest in the hospital. A hospital is physician-owned if any physician, or an immediate family member of a physician, holds debt, stock or other types of investment in the hospital or in any owner of the hospital, excluding physician ownership through publicly traded securities that meet certain conditions. If a hospital fails to comply with these regulations, the hospital could lose its Medicare provider agreement and be prevented from participating in Medicare.

Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of the arrangements entered into by each of our hospitals. In addition, law enforcement authorities, including the OIG, the courts and Congress are increasing scrutiny of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to improperly pay for patient referrals or other business. Investigators also have demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purpose of payments between healthcare providers and potential referral sources.

Many of the states in which we operate also have adopted laws that prohibit payments to physicians for referrals similar to the federal anti-kickback statute or that otherwise prohibit fraud and abuse activities. Many states also have passed self-referral legislation similar to the Stark Law, prohibiting the referral of patients to entities with which the physician has a financial relationship. Often these state laws are broad in scope and may apply regardless of the source of payment for care. These statutes typically provide for criminal and civil penalties, and loss of licensure. Little precedent exists for the interpretation or enforcement of these state laws.

Our operations could be adversely affected by the failure of our arrangements to comply with the anti-kickback statute, the Stark Law, billing laws and regulations, current state laws or other legislation or regulations in these areas adopted. We cannot predict whether other legislation or regulations at the federal or state level if any will be adopted, what form such legislation or regulations may take or how they may affect our operations. We are continuing to enter into new financial arrangements with physicians and other providers in a manner structured to comply materially with these laws. We cannot assure you, however, that governmental officials responsible for enforcing these laws or whistleblowers will not assert that we violate them or that such statutes or regulations ultimately will be interpreted by the courts in a manner consistent with our interpretation.

The Federal False Claims Act and similar state laws

Another trend affecting the healthcare industry today is the increased use of the FCA and actions being brought by individuals on the government’s behalf under the FCA’s “qui tam” or whistleblower provisions. Whistleblower provisions allow private individuals to sue on behalf of the government alleging that the defendant has defrauded the federal government. For example, the FCA is implicated by the submission of false claims to Medicare, Medicaid and other federal healthcare programs. The FCA also applies to payments involving federal funds in connection with the new Exchanges created pursuant to the Health Reform Law. If the government intervenes and prevails, the party filing the initial complaint may share in any settlement or judgment. If the government does not intervene, the whistleblower plaintiff may pursue the action independently and may receive a larger share of any settlement or judgment. When a private party brings a qui tam action under the FCA, the defendant will not know the lawsuit until the government commences its own investigation or makes a determination whether it will intervene. Further, every entity that receives at least $5 million annually in Medicaid payments must have written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the FCA, and similar state laws.

When a defendant is determined by a court of law to be liable under the FCA, the defendant must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim. Settlements entered into prior to litigation usually involve a less severe calculation of damages. There are many potential bases for liability under the FCA, including knowingly and improperly avoiding repayment of an overpayment received from the government and the knowing failure to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The FCA broadly defines the term “knowingly.” Although simple negligence will not give rise to liability under the FCA, submitting a claim with reckless disregard to its truth or falsity can constitute “knowingly” submitting a false claim and result in liability. The Health Reform Law provides that submission of a claim for an item or service generated in violation of the anti-kickback statute constitutes a false or fraudulent claim under the FCA. Sometimes, whistleblowers, the federal government and courts have claimed that providers that allegedly have violated other statutes, such as the Stark Law, have submitted false claims under the FCA.

Several states, including states in which we operate, have adopted their own false claims provisions and their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. DEFRA creates an incentive for states to enact false claims laws that are comparable to the FCA. From time to time, companies in the healthcare industry, including ours, may be subject to actions under the FCA or similar state laws.

Corporate practice of medicine/fee splitting

Certain of the states in which we operate have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians or laws that prohibit certain direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and rescission of business arrangements that may violate these restrictions. These statutes vary from state to state, are often vague and seldom have been interpreted by the courts or regulatory agencies. Although we exercise care to structure our arrangements with healthcare providers to comply with relevant state laws, we cannot assure you that governmental officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, violate such laws, or that such laws ultimately will be interpreted by the courts in a manner consistent with our interpretations.

HIPAA administrative simplification and privacy and security requirements

The HIPAA administrative simplification provisions are intended to encourage electronic commerce in the healthcare industry. These provisions require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. HIPAA also requires that each provider use a National Provider Identifier. In addition, the Health Reform Law requires the Department to adopt standards for additional electronic transactions and to establish operating rules to promote uniformity in the implementation of each standardized electronic transaction. On August 10, 2012, the Department issued an interim final rule to establish operating rules for healthcare electronic funds transfers and remittance advice transactions. Compliance with the interim final rule was required by January 1, 2014. Further, CMS has published a final rule making changes to the formats used for certain electronic transactions and requiring the use of updated standard code sets for certain diagnoses and procedures known as ICD-10 code sets. Use of the ICD-10 code sets is required by October 1, 2015, and will require significant changes; however, we believe that the cost of compliance with these regulations has not had and is not expected to have a material adverse effect on our business, financial position or results of operations.

As required by HIPAA, the Department has issued privacy and security regulations that extensively regulate the use and disclosure of individually identifiable health information (known as protected health information or “PHI”) and require covered entities, including healthcare providers, to implement administrative, physical and technical safeguards to protect the security of PHI. As a result of changes made as part of the ARRA and implementing regulations, entities that handle PHI on behalf of covered entities (known as “business associates”) or of other business associates must comply with most provisions of the HIPAA privacy and security regulations and are subject to civil and criminal penalties for violations to these regulations. A covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. Covered entities and business associates were generally required to comply with regulations implementing the ARRA changes by September 23, 2013.

Covered entities must report breaches of unsecured PHI to affected individuals without unreasonable delay, but not to exceed 60 days, of discovery of the breach by the covered entity or its agents. Notification must also be made to the Department and, in certain situations involving large breaches, to the media. All non-permitted uses or disclosures of unsecured PHI are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised.

The privacy and security regulations have and will continue to impose significant costs on our facilities in order to comply with these standards. Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties, which have been significantly increased by ARRA. Further, the Department is required to perform compliance audits, which may result in increased enforcement activity. In addition, state attorneys general may bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. The Department is required to impose penalties for violations resulting from willful neglect.

There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. Our facilities remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary, may impose additional obligations and could impose additional penalties. For example, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving individually identifiable information (even if no health-related information is involved). In addition, the FTC uses its consumer protection authority to initiate enforcement actions in response to data breaches.

The Emergency Medical Treatment and Labor Act

EMTALA was adopted by Congress in response to reports of a widespread hospital emergency room practice of “patient dumping.” At the time of the enactment, patient dumping was considered to have occurred when a hospital capable of providing the needed care sent a patient to another facility or turned the patient away based on such patient’s inability to pay for his or her care. The law imposes requirements upon physicians, hospitals and other facilities that provide emergency medical services. Such requirements pertain to what care must be provided to anyone who comes to such facilities seeking care before they may be transferred to another facility or otherwise denied care. The government broadly interprets the law to cover situations in which individuals do not present to a hospital’s emergency department, but present for emergency examination or treatment to the hospital’s campus or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. At least one court has interpreted the law also to apply to a hospital notified of a patient’s pending arrival in a non-hospital owned ambulance. Sanctions for violations of this statute include termination of a hospital’s Medicare provider agreement, exclusion of a physician from participation in Medicare and Medicaid programs and civil monetary penalties. In addition, the law creates private civil remedies that enable an individual who suffers personal harm because of a violation of the law, and a medical facility that suffers a financial loss because of another participating hospital’s violation of the law, to sue the offending hospital for damages and equitable relief. We can give no assurance that governmental officials responsible for enforcing the law, individuals or other medical facilities will not assert from time to time that our facilities violate this statute.

Conversion legislation

Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals. These laws include provisions relating to attorney general approval, advance notification and community involvement. In addition, attorneys general in states without conversion legislation may exercise authority over these transactions based upon existing law. In many states, there has been an increased interest in the oversight of not-for-profit conversions. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions may increase the cost and difficulty or prevent the completion of transactions with or acquisitions of not-for-profit organizations in various states.

Healthcare industry investigations

Significant media and public attention has focused in recent years on the hospital industry. Increased attention has been paid by government investigators and private parties pursuing civil lawsuits to several issues associated with healthcare operations, including: hospital charges and collection practices for uninsured and indigent patients; cost reporting and billing practices; hospitals with high Medicare outlier payments; recruitment arrangements with physicians; and financial arrangements with referral sources. Further, there are numerous ongoing federal and state investigations regarding multiple issues that have targeted hospital companies and their executives and managers. We have substantial Medicare, Medicaid and other governmental billings, which could cause heightened scrutiny of our operations. We continue to monitor these and all other aspects of our business and have developed a compliance program to assist us in gaining comfort that our business practices follow both legal principles and current industry standards. However, because the law is complex and constantly evolving, we cannot assure you that government investigations will not result in interpretations inconsistent with industry practices, including ours. In public statements surrounding current investigations, governmental authorities have taken positions on several issues, including some for which little official interpretation previously has been available, that appear to be inconsistent with practices that have been common within the industry and that previously have not been challenged in this manner. Sometimes, government investigations that have in the past been conducted under the civil provisions of federal law may now be conducted as criminal investigations. The federal government has indicated that it plans to expand its use of civil monetary penalties and Medicare program exclusions to focus on those in the healthcare industry who accept kickbacks or present false claims, in addition to the federal government’s continuing efforts to focus on the companies that offer or pay kickbacks. Failure to comply with applicable laws and regulations could subject us to significant regulatory action, including fines, penalties and exclusion from the Medicare and Medicaid programs.

Many current healthcare investigations are national initiatives in which federal agencies target an entire segment of the healthcare industry. One example is the federal government’s initiative regarding hospital providers’ improper requests for separate payments for services rendered to a patient on an outpatient basis within three days prior to the patient’s admission to the hospital, where reimbursement for such services is included as part of the reimbursement for services furnished during an inpatient stay. Further, the federal government continues to investigate Medicare overpayments to prospective payment hospitals that incorrectly report transfers of patients to other prospective payment system hospitals as discharges. Prior to our acquisition, several of our hospitals were contacted in relation to certain government investigations targeted at an entire segment of the healthcare industry. Although we claim that, under the acquisition agreements, the prior owners of these hospitals retained any liability resulting from these government investigations, we cannot assure you that the prior owners’ resolution or failure to resolve these matters, if any resolution was deemed necessary, will not have a material adverse effect on our operations.

The Health Reform Law allocates $350 million of additional federal funding over 10 years to fight healthcare fraud, waste and abuse, including $30 million for federal fiscal year 2015 and additional increased funding through 2020. In addition, government agencies and their agents, including MACs, may conduct audits of our healthcare operations. Private payors may conduct similar audits, and we also perform internal audits and monitoring.

Certificates of need

In some states, the construction of new facilities, acquisition of existing facilities or addition of new beds or services might have to be reviewed by state regulatory agencies under a certificate of need program. Certificate of need laws require state agency determination of public need and approval prior to the addition of beds or services or other capital expenditures. Failure to obtain necessary state approval can cause the inability to expand facilities, add services and complete an acquisition or change ownership. Further, violation may cause the imposition of civil sanctions or the revocation of a facility’s license. We currently do not operate any of our hospital operations in any state that we believe has materially restrictive certificate of need laws.

Insurance industry regulations

The federal and state governments in the United States continue to enact and seriously consider many broad-based legislative and regulatory proposals that could materially impact various aspects of our business.

The Health Reform Law

The Health Reform Law mandates broad changes affecting insured and self-insured health benefit plans that impact our current business model, including our relationship with current and future customers, producers and healthcare providers, products, services, processes and technology. Because individuals seeking to purchase health insurance coverage on the exchanges are guaranteed to be issued a policy, the Health Reform Law provides three programs designed to reduce the risk for participating health insurance companies:

•

a three-year (2014-2016) reinsurance program for non-grandfathered individual business sold either on or off the public exchanges that began in 2014. This program is designed to provide reimbursement for high cost individual customers and will be funded by the per-customer reinsurance fee assessed against insurers and self-insured group health plans;

•	a three-year (2014-2016) risk corridor program put in place to limit insurer gains and losses and protect against inaccurate rate setting at the outset of the new program; and

•	a permanent risk adjustment program that will transfer funds from lower risk to higher risk plans based on the relative health risk scores of plan participants.

We have implemented the provisions of the Health Reform Law that are currently in effect and we continue our implementation planning for those provisions that take effect in the future. Management continues to closely monitor the implementation of the Health Reform Law and is actively engaged with regulators and policymakers with respect to rule-making.

Health Choice considerations

Health Choice is subject to state and federal laws and regulations, and CMS, AHCCCS and the state Medicaid agency in Utah may audit Health Choice to determine the Plan’s compliance with such standards. Health Choice must file periodic reports demonstrating satisfaction of certain financial viability standards with CMS, the Utah Department of Insurance, the National Association of Insurance Commissioners (“NAIC”), the state Medicaid agency in Utah and AHCCCS. Health Choice must provide its enrollees with certain mandated benefits and must meet certain quality assurance and improvement requirements. Health Choice must also comply with the electronic transactions regulations and privacy and security standards of HIPAA.

The federal anti-kickback statute prohibits the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal healthcare program patients or any item or service reimbursed, in whole or in part, by any federal healthcare program. Similar anti-kickback statutes have been adopted in Arizona and Utah, which apply regardless of the source of reimbursement. The Department has adopted safe harbor regulations specifying the following relationships and activities deemed not to violate the federal anti-kickback statute that specifically relate to managed care:

•	waivers by health maintenance organizations of Medicare and Medicaid beneficiaries’ obligation to pay cost-sharing amounts or to provide other incentives to attract Medicare and Medicaid enrollees;

•	certain discounts offered to prepaid health plans by contracting providers;

•	certain price reductions offered to eligible managed care organizations; and

•	certain price reductions offered by contractors with substantial financial risk to managed care organizations.

We believe the incentives offered by Health Choice to its Medicaid and Medicare enrollees and the discounts it receives from contracting healthcare providers satisfy the safe harbor regulations. However, failure to satisfy each criterion of the safe harbor does not mean that the arrangement constitutes a violation of the law; rather the safe harbor regulations provide that the arrangement must be analyzed on the basis of its facts and circumstances. We believe that Health Choice’s arrangements comply materially with the federal anti-kickback statute and similar Arizona and Utah statutes.

Licensing

Our HMO and third-party payor subsidiaries must be licensed by the jurisdictions in which they conduct business. These subsidiaries are subject to numerous state, federal and international regulations related to their business operations, including, but not limited to:

•	the form and content of customer contracts including benefit mandates (including special requirements for small groups);

•	premium rates and medical loss ratios;

•	the content of agreements with participating providers of covered services;

•	producer appointment and compensation;

•	claims processing and appeals;

•	underwriting practices;

•	reinsurance arrangements;

•	unfair trade and claim practices;

•	protecting the privacy and confidentiality of the information received from customers;

•	risk sharing arrangements with providers;

•	reimbursement or payment levels for Medicare services;

•	advertising; and

•	the operation of consumer-directed plans (including health savings accounts, health reimbursement accounts, flexible spending accounts and debit cards).

Our operations, accounts and other books and records are subject to examination at regular intervals by regulatory agencies, including state insurance and health and welfare departments, state boards of pharmacy and CMS to assess compliance with applicable laws and regulations.

Solvency and Capital Requirements

Many states have adopted some form of the NAIC model solvency-related laws and risk-based capital rules (“RBC rules”) for life and health insurance companies. The RBC rules recommend a minimum level of capital depending on the types and quality of investments held, the types of business written and the types of liabilities incurred. If the ratio of the insurer’s adjusted surplus to its risk-based capital falls below statutory required minimums, the insurer could be subject to regulatory actions ranging from increased scrutiny to conservatorship.

Marketing, Advertising and Products

In most states, our HMO subsidiaries are required to certify compliance with applicable advertising regulations on an annual basis. Our HMO subsidiaries are also required in most states to file and secure regulatory approval of products prior to the marketing, advertising, and sale of such products.

Medicare and Medicaid Regulations

Several of our subsidiaries engage in businesses that are subject to federal (and state) Medicare and Medicaid regulations.

Our right to obtain payment (and the determination of the amount of such payments), enroll and retain members and expand into new service areas is subject to compliance with CMS’ and state Medicaid administrators’ numerous and complex regulations and requirements that are frequently modified and subject to administrative discretion. The marketing and sales activities (including those of third-party brokers and agents) are also heavily regulated by CMS and other governmental agencies, including applicable state departments of insurance. We expect to continue to allocate significant resources to our compliance, ethics and fraud, waste and abuse monitoring programs to comply with the laws and regulations governing the Medicare and Medicaid programs.

Health Insurance Portability and Accountability Act Regulations

HIPAA imposes requirements on health insurers, HMOs, health plans, healthcare providers and clearinghouses. Health insurers and HMOs are further subject to regulations related to guaranteed issuance (for groups with 50 or fewer lives), guaranteed renewal, and portability of health insurance.

HIPAA also imposes minimum standards for the privacy and security of protected health information. HIPAA’s privacy and security requirements were expanded by the HITECH, which enhanced penalties for HIPAA violations and requires regulated entities to provide notification to various parties in the event of a breach of unsecured protected health information. Regulations pursuant to HITECH continue to be promulgated and are monitored and implemented as they are finalized.

Holding Company Laws

Our HMOs are subject to state laws regulating subsidiaries of insurance holding companies. Under such laws, certain dividends, distributions and other transactions between an HMO subsidiary and its affiliates may require notification to, or approval by, one or more state insurance commissioners.

Environmental matters

We are subject to various federal, state and local environmental laws and regulations, including those relating to the protection of human health and the environment. The principal environmental requirements applicable to our operations relate to:

•	the proper handling and disposal of solid waste, medical and pharmaceutical waste, hazardous waste, universal waste and low-level radioactive medical waste;

•	the proper use, storage and handling of mercury, radioactive materials and other hazardous materials used in our operations;

•	registration and licensing of radiological equipment;

•	underground and above-ground storage tanks;

•	management of hydraulic fluid or oil associated with elevators, chiller units or other equipment;

•	management of asbestos-containing materials or lead-based paint present or likely to be present at some locations;

•	air emission permits and standards for boilers or other equipment; and

•	wastewater discharge permits or requirements.

We do not expect our obligations under these or other applicable environmental laws and requirements to have a material effect on us. In our operations, we also may identify other conditions at our facilities, such as water intrusion or the presence of mold or fungus, which warrant action, and we can incur additional costs to address those conditions. Under various environmental laws, we also may be required to investigate, clean up or contribute to the cost of cleaning up substances or wastes that have been released to the environment either at properties owned or operated by us or our predecessors or at other properties to which substances or wastes from our operations were sent for off-site treatment or disposal. These obligations may be imposed without regard to fault, and liability for environmental remediation can be substantial. While we cannot predict whether or to what extent we might be held responsible for such cleanup costs in the future, as of the date of this prospectus, we have not identified any environmental cleanup costs or liabilities that would be expected to have a material effect on us.

Professional and general liability insurance

As is typical in the healthcare industry, we are subject to claims and legal actions by patients in the ordinary course of business. To cover these claims, we maintain professional malpractice liability insurance and general liability insurance in amounts we believe to be sufficient for our operations, including our employed physicians, although some claims may exceed the coverage in effect. We also maintain umbrella coverage.

For our fiscal year 2015, our self-insured retention for professional and general liability coverage remains unchanged at $7.0 million for the first claim and $5.0 million for each additional claim, with an excess aggregate limit of $55.0 million, and maximum coverage under our insurance policies of $75.0 million. Our self-insurance reserves for estimated claims incurred but not yet reported is based upon estimates determined by third-party actuaries. Funding for the self-insured retention of such claims is derived from operating cash flows. We cannot assure you this insurance will continue to be available at reasonable prices that will allow us to maintain adequate levels of coverage. We also cannot assure you that our cash flow will be adequate to provide for professional and general liability claims.

Our information systems

We use a common information systems platform across all of our hospitals. We currently use McKesson’s clinical, patient accounting, laboratory, radiology and decision support software and Lawson’s financial application and enterprise resource planning software. We use other vendors for specialized information systems needs for our decision support, emergency and radiology departments.

Our information systems are essential to the following areas of our business operations, among others:

•	patient accounting, including billing and collection of net revenue;

•	financial, accounting, reporting and payroll;

•	coding and compliance;

•	laboratory, radiology and pharmacy systems;

•	materials and asset management;

•	negotiating, pricing and administering our managed care contracts; and

•	monitoring quality of care and collecting data on quality measures for full Medicare payment updates.

Utilizing a common information systems platform across all our hospitals allows us to:

•	enhance patient safety, automate medication administration and increase staff time available for direct patient care;

•	optimize staffing levels according to patient volumes, acuity and seasonal needs at each facility;

•	perform product line analyses;

•	continue to meet or exceed quality of care indicators;

•	monitor registration, billing, collections, managed care contract compliance and all other aspects of our revenue cycle;

•	control supply costs by complying with our group purchasing organization contract; and

•	monitor financial results.

The cost of maintaining our information systems has increased significantly in recent years, partially due to the impact of implementing and demonstrating meaningful use of certified EHR technology. Information systems maintenance expense was $15.9 million for both of the years ended September 30, 2014 and 2013.

ARRA included approximately $26.0 billion in funding for various healthcare information technology (“IT”) initiatives, including Medicare and Medicaid incentives for eligible hospitals and professionals to adopt and meaningfully use certified EHR technology (“EHR Incentive Programs”). In addition, eligible providers that fail to demonstrate meaningful use of certified EHR technology are subject to reduced payments from Medicare, beginning in federal fiscal year 2015 for eligible hospitals and calendar year 2015 for eligible professionals. Implementation of the EHR Incentive Programs has been divided into three stages with increasing requirements for participation. Stage 1 requires providers to meet meaningful use objectives specified by CMS, which include electronically capturing health information in structured format, tracking key clinical conditions for coordination of care purposes, implementing clinical decision support tools to facilitate disease and medication management, using EHRs to engage patients and families, and reporting clinical quality measures and public health information. Our hospitals, and several physician clinics, substantially met the Stage 1 requirements in fiscal year 2012. On September 4, 2012, CMS published a final rule that specified the Stage 2 criteria for continued participation in the EHR Incentive Programs. Stage 2 introduces several new meaningful use measures, and imposes stricter requirements on certain existing Stage 1 measures. Providers must achieve meaningful use under the Stage 1 criteria before advancing to Stage 2 and must meet the criteria for the stage based on their first year of attesting to meaningful use. Our hospitals and physician clinics whose first payment year was 2011 or 2012 must meet Stage 2 criteria beginning in 2014. As of the date of this prospectus, all of our hospitals have met the Stage 2 meaningful use criteria. Though we expect to continue to incur certain non-productive and other operating costs, and additional investments in hardware and software, we believe our historical investments in advanced clinical and other information systems, and quality of care programs, provides a solid platform to build upon for timely compliance with the healthcare IT initiatives and requirements of ARRA. During the years ended September 30, 2014, 2013 and 2012, we recognized income from Medicare and Medicaid EHR incentives totaling $14.4 million, $20.7 million and $21.8 million, respectively.

Our Health Choice managed care risk platform relies on certain information systems and applications for its for day-to-day business functions. We use such systems to optimize coordination of plan member care, adjudication of claims and provider reimbursement, utilization and disease management, among other things. Additionally, our call centers rely on specialized telephone systems to receive, route and monitor calls and to provide our service representatives access to the information they need to serve our members and providers. Our infrastructure and capabilities enable our MSO to provide care management, population health and administrative services in existing and new geographic markets. In some scenarios depending upon client need, we may rely on the interface of our Heath Choice systems with the information systems of our MSO clients. We believe our capacity to interface our operations and systems with our clients’ information systems in an effective manner differentiates us from many of our MSO competitors.

Employees and medical staff

As of June 30, 2015, we had approximately 13,000 employees, including more than 2,600 part-time employees. We consider our employee relations to be good. We recruit and retain nurses and medical support personnel by creating a desirable, professional work environment, providing competitive wages, benefits and long-term incentives, and providing career development and other training programs. To supplement our current employee base, we have expanded our relationship with local colleges and universities, including our sponsorship of nursing scholarship programs, in our markets.

Our hospitals are staffed by licensed physicians admitted to the medical staff of our individual hospitals. Any licensed physician may apply to be admitted to the medical staff of any of our hospitals, but admission to the staff must be approved by each hospital’s medical staff and the governing board of the hospital under established credentialing criteria. To meet community needs in certain markets in which we operate, we have implemented a strategy of employing physicians, with an emphasis on those practicing within primary care and other certain specialties. While this strategy follows industry trends, we cannot be assured of the long-term success of such a strategy, which includes related integration of physician practice management.

Our Health Choice operations are staffed by more than 600 managed care professionals, with integrated operations in three locations. These professionals include various medical specialists that oversee the proper adjudication and administration of health services, such as medical directors, pharmacists, dental consultants, care coordinators and care navigators. Additionally, to provide optimal patient care, we employ administrative personnel such as claims examiners, claims adjudicators and database engineers.

Compliance program

Our compliance program is designed to ensure that we maintain high standards of conduct in the operation of our business and implement policies and procedures so employees act in compliance with all applicable laws, regulations and company policies. We believe that the organizational structure of our compliance satisfies the seven elements of an effective compliance program published by the OIG. Our compliance program includes a compliance committee of our Board of Directors, a corporate management compliance committee and local management compliance committees at each of our hospitals. These committees have the oversight responsibility for the effective development and implementation of our program. Our Vice President of Ethics and Business Practices, who reports directly to our Chief Executive Officer and to the compliance committee of our Board of Directors, serves as Chief Compliance Officer and is charged with direct responsibility for the development and implementation of our compliance program. Other features of our compliance program include the designation of a Regional Compliance Officer for each of our hospitals, periodic ethics and compliance training and effectiveness reviews, and the development and implementation of policies and procedures, including a mechanism for employees to report, without fear of retaliation, any suspected legal or ethical violations.

Seasonality

The patient volumes and net revenue at our facilities are subject to seasonal variations and typically are greater during the quarter ended March 31 than other quarters. These seasonal variations are caused by several factors, including, without limitation, seasonal cycles of illness, climate and weather conditions in our markets, vacation patterns of both patients and physicians and other factors relating to the timing of elective procedures and patient deductibles and co-insurance limits.

Legal proceedings

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims or legal and regulatory proceedings could materially and adversely affect our results of operations and financial position in a given period. See Note 12, Commitments and contingencies, to our annual consolidated financial statements and Note 8, Commitments and contingencies, to our quarterly consolidated financial statements, both included elsewhere in this prospectus.

Management

Executive officers and directors

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this prospectus.

Name	Age	Position

W. Carl Whitmer	51	Director, Chief Executive Officer and President

Phillip J. Mazzuca	55	Chief Operating Officer

John M. Doyle	54	Chief Financial Officer

James Moake	46	Operations Chief Financial Officer

Edward H. Lamb	58	President, Western Division

Bryanie W. Swilley	55	President, Eastern Division

Peter Stanos	52	Vice President, Ethics and Business Practices

Mike Uchrin	39	Chief Executive Officer, Health Choice

David R. White	68	Chairman of the Board

Jonathan J. Coslet	50	Director

David Dupree	62	Director

Thomas C. Geiser	65	Director

Kirk E. Gorman	64	Director

Todd B. Sisitsky	43	Director

Paul S. Levy	67	Director

Jeffrey C. Lightcap	56	Director

Sharad Mansukani	46	Lead Independent Director

W. Carl Whitmer became a Director in April 2010. He has served as President since April 2010 and was appointed Chief Executive Officer in November 2010. Prior to that time, he served as Chief Financial Officer since November 2001 and Vice President and Treasurer from March 2000 to October 2001. Prior to joining our company, Mr. Whitmer served various roles including Vice President of Finance and Treasurer and Chief Financial Officer of PhyCor Inc., where he was employed from July 1994 through February 2000. Mr. Whitmer’s responsibilities at PhyCor included mergers and acquisitions, capital planning and management, investor relations, treasury management and external financial reporting. Prior to joining PhyCor Inc., Mr. Whitmer served as a Senior Manager with the accounting firm of KPMG LLP, where he was employed from July 1986 to July 1994. Mr. Whitmer previously served on the board of directors, including the audit committee, of Fenwal Transfusion Therapies and currently serves as a director of NorthStar Anesthesia, LLC.

Phillip J. Mazzuca was appointed Chief Operating Officer in October 2010. Prior to joining our company, Mr. Mazzuca served as President and Chief Executive Officer of Brim Holdings, Inc., for the previous two years. Prior to joining Brim Holdings, Inc., Mr. Mazzuca served for three years as the Executive Vice President and

Chief Operating Officer of Charlotte, North Carolina-based MedCath Corporation, where he oversaw the company’s hospital operations. Starting in 1999, he spent six years at IASIS, rising to Division President for the Texas and Florida markets. In previous years, he served in operations leadership roles for a number of hospitals and hospital companies, including Chief Executive Officer of hospitals in several states including Alabama, California, Illinois and Virginia.

John M. Doyle has served as Chief Financial Officer since April 2010. Prior to that time, he served as Vice President and Chief Accounting Officer since July 2006 and Vice President and Treasurer from April 2002 to July 2006. Prior to joining our company, Mr. Doyle was a Senior Manager at Ernst & Young LLP from February 1997 until March 2002 and at KPMG LLP from August 1994 to January 1997, where he specialized in healthcare audit and business advisory services, including mergers and acquisitions. In addition, from October 1991 to August 1994, Mr. Doyle was the Chief Financial Officer for two community hospitals in East Tennessee and North Carolina.

James Moake has served as Operations Chief Financial Officer since February 2005. Prior to that time, he served as a Division Chief Financial Officer since March 2003. From November 2002 to March 2003, Mr. Moake served as Operations Controller. Prior to joining our company, from March 2000 to November 2002, he served as the Chief Financial Officer for two regional medical centers of Province Healthcare Corporation. Mr. Moake served as the Chief Financial Officer of HMA, Inc.’s Community Hospital of Lancaster (PA) from July 1999 to March 2000 and the Assistant Chief Financial Officer of HMA, Inc.’s Biloxi Regional Medical Center (MS) from June 1998 to June 1999. From December 1994 to May 1998, he served as the Chief Financial Officer of Grant Regional Health Center, Inc. in Wisconsin.

Edward H. Lamb joined our company as President—Western Division, effective October 1, 2011. In this role, Mr. Lamb oversees our Arizona, Colorado, Nevada and Utah hospitals. Prior to joining our company, Mr. Lamb spent fourteen years with HCA Inc. in various positions, most recently as the President and Chief Executive Officer of Corpus Christi Medical Center, a four-campus, 583-bed system in Corpus Christi, Texas. Prior to that, Mr. Lamb served as President and Chief Executive Officer of HCA’s Alaska Regional Hospital, a 250-bed tertiary care, circumpolar referral medical center in Anchorage, Alaska. He also has served as Chief Executive Officer of two behavioral health hospitals in Arizona—Charter Hospital of the East Valley and St. Luke’s Behavioral Health Center, before its acquisition by IASIS. Mr. Lamb started his career as a Medical Technologist with Orem Community Hospital in Orem, Utah.

Bryanie W. Swilley was promoted to President—Eastern Division, effective July 1, 2012. Prior to that time, Mr. Swilley served twelve years as Chief Executive Officer of Jordan Valley Medical Center, including the last five of which he also served as Chief Executive Officer of Jordan Valley Medical Center—West Valley Campus.

Peter Stanos has served as Vice President, Ethics & Business Practices since April 2003. Prior to that time, he served as Regional Director Clinical Operations for our Utah market since July 2002. Prior to joining our company, from May 2000 until July 2002, Mr. Stanos was employed by Province Healthcare Corporation as Chief Quality Officer of Havasu Regional Medical Center and as Regional Director of Quality and Resource Management. From 1997 until 2000, Mr. Stanos was employed by HCA and Triad Hospitals, Inc. as an Associate Administrator and Director of Quality and Resource Management, Materials, Pharmacy and Risk Management. Prior to joining HCA, Mr. Stanos served as Regional Director of several healthcare companies, as well as an independent healthcare consultant.

Mike Uchrin has served as Chief Executive Officer of Health Choice since April 2012. Mr. Uchrin joined Health Choice in 2002 as a project manager and later became our Director of Information Technology, before becoming our Chief Operating Officer, a position he held for the five years previous to his promotion to Chief Executive Officer.

David R. White currently serves as Chairman of the Board of Directors. Mr. White served as our Chief Executive Officer from December 1, 2000 to October 2010 and President from May 2001 through May 2004. Mr. White served as President and Chief Executive Officer of LifeTrust, an assisted living company, from November 1998 until November 2000. From June 1994 to September 1998, Mr. White served as President of the Atlantic Group at Columbia/HCA, where he was responsible for 45 hospitals located in nine states. Previously, Mr. White was Executive Vice President and Chief Operating Officer at Community Health Systems, Inc., a for-profit hospital management company that operated approximately 20 acute-care hospitals.

Jonathan J. Coslet became a Director in June 2004. Mr. Coslet is a TPG Senior Partner. Mr. Coslet also is a member of the firm’s Investment Committee and Management Committee. Prior to joining TPG in 1993, Mr. Coslet was in the Investment Banking Department of Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from 1991 to 1993. Mr. Coslet serves on the boards of PETCO Animal Supplies, Inc., Biomet, Inc. and Quintiles Transnational Corp. and served until October 2013 on the board of directors of Neiman Marcus Group, Inc.

David Dupree became a Director in April 2007. Mr. Dupree has been Managing Director and Chief Executive Officer of The Halifax Group since 1999. Mr. Dupree serves on numerous Halifax portfolio boards. Prior to co- founding Halifax, Mr. Dupree was a Managing Director and Partner with The Carlyle Group, where he was primarily responsible for investments in health, wellness and related sectors. Prior to joining The Carlyle Group in 1992, Mr. Dupree was a Principal in Corporate Finance with Montgomery Securities. Mr. Dupree is a Director Emeritus of Whole Foods Market, Inc., a natural and organic foods supermarket company where he served as director from 1997 until 2008 and was a director of Primo Water Corporation, a supplier of bottled water dispensers, from 2008 to 2010.

Thomas C. Geiser became a Director in January 2014 and has served as a Senior Advisor to TPG since 2006. Previously, Mr. Geiser served as the Executive Vice President and General Counsel of WellPoint Health Networks Inc. (“WellPoint”) from its inception in 1993 to 2005. Mr. Geiser was responsible for WellPoint’s legal, legislative and regulatory affairs in all fifty states and served as its principal contact with state and federal regulators. Prior to joining WellPoint, Mr. Geiser worked as an attorney in private law practice, coming to WellPoint from Brobeck, Phleger & Harrison LLP in San Francisco. He serves on the board of directors for Surgical Care Affiliates, Inc., Novasom, Inc., the Library Foundation of Los Angeles, and Providence Saint John’s Health Center in Santa Monica California, and previously served on the board of directors of Origin, Inc., d/b/a Shiftwise, and currently serves as a director of Providence Saint John’s Health Center in Santa Monica California. Mr. Geiser earned his J.D. from the University of California, Hastings College of the Law and earned his undergraduate degree in English from the University of Redlands. Mr. Geiser has extensive expertise and experience providing leadership in legal, legislative, regulatory and compliance affairs to both public and private companies in the healthcare industry.

Kirk E. Gorman was appointed a Director in August 2004. Mr. Gorman currently serves as Executive Vice President and Chief Financial Officer of Thomas Jefferson University and Jefferson Health System. He joined Jefferson Health System in 2003. From 2003 to 2014, Mr. Gorman served as Executive Vice President and Chief Financial Officer of Jefferson Health System. Prior to joining Jefferson Health System, Mr. Gorman served as Senior Vice President and Chief Financial Officer of Universal Health Services, Inc., a public hospital company based in Pennsylvania, from 1987 to February 2003. Mr. Gorman also has 13 years of experience in the banking industry and served as Senior Vice President of Mellon Bank prior to his work in the healthcare industry. Mr. Gorman serves as a director of BioTelemetry Inc., a leading provider of mobile cardiac outpatient telemetry services, and was a director Health Management Associates, Inc. until 2014. Mr. Gorman served as a director of Care Investment Trust, a real estate investment and finance company, from 2007 to 2009.

Todd B. Sisitsky became a Director in June 2004. Mr. Sisitsky is a TPG Partner, where he leads the firm’s investment activities in the healthcare services, pharmaceutical and medical device sectors. In addition to our company, he played leadership roles in connection with investments by TPG in Aptalis Pharma, Biomet, Inc., Fenwal Transfusion Therapies, Surgical Care Affiliates, Inc., HealthScope and IMS Health Holdings, Inc. and serves on the board of directors of each of these companies other than the board of directors of Fenwal Transfusion Therapies, from which Mr. Sisitsky resigned in December 2012. Prior to joining TPG in 2003, Mr. Sisitsky worked at Forstmann Little & Company and Oak Hill Capital Partners.

Paul S. Levy has been a Director since October 1999. Mr. Levy is a Managing Director of JLL Partners, Inc. (“JLL”), which he founded in 1988. Mr. Levy serves as a director of several companies, including American Dental Partners, Inc., Builders FirstSource, Inc., The J.G. Wentworth Company, and Medical Card Systems, Inc.

Jeffrey C. Lightcap has been a Director since October 1999. Since October 2006, Mr. Lightcap is a founding partner and the Senior Managing Director of HealthCor Partners Management, LP (“HCP”). Prior to joining HCP, Mr. Lightcap was a Senior Managing Director at JLL, which he joined in June 1997. From February 1993 to May 1997, Mr. Lightcap was a Managing Director at Merrill Lynch & Co., Inc., where he was the head of leveraged buyout firm coverage for the Mergers & Acquisitions group. Mr. Lightcap also serves as a director of CareView Communications, Inc., a healthcare technology provider.

Sharad Mansukani became a Director in April 2005 and was appointed Lead Independent Director in June 2015. Dr. Mansukani serves as a Senior Advisor to TPG, and serves on the faculty at both the University of Pennsylvania and Temple University School of Medicine. Dr. Mansukani previously served as a senior advisor to the Administrator of CMS from 2003 to 2005, and as Senior Vice President and Chief Medical Officer of Health Partners, a non-profit Medicaid and Medicare health plan owned at the time by Philadelphia-area hospitals. Dr. Mansukani completed a residency and fellowship in ophthalmology at the University of Pennsylvania School of Medicine and a fellowship in quality management and managed care at the Wharton School of Business. Dr. Mansukani also served as a director of Healthspring, Inc. from 2007 until January 2012 and currently serves as a director of Surgical Care Affiliates, Inc., IMS Health Holdings, Inc. and Par Pharmaceuticals Companies, Inc.

Board composition

Our current certificate of incorporation and bylaws provide that our Board of Directors will consist of not less than three nor more than 15 members, the exact number of which shall be determined by the Board of Directors in a resolution. Our Board of Directors is comprised of ten directors. Currently, the directors are elected at the annual meeting of stockholders for one-year terms and until their successors are duly elected and qualified. In connection with this offering, we intend to amend and restate our certificate of incorporation and bylaws.

Under the limited liability company operating agreement of IASIS Investment, an investment vehicle controlled by an affiliate of TPG, currently JLL may nominate two directors to our Board of Directors. TPG may nominate the remaining directors. Messrs. Levy and Lightcap serve on the Board of Directors as designees of JLL. The remaining directors serve as designees of TPG. Because of these requirements, together with the Sponsors’ ownership of approximately     % of our outstanding common stock prior to this offering, we do not currently have a policy or procedures regarding stockholder recommendations for nominees to the Board of Directors, nor do we have a nominating and corporate governance committee, or a committee that serves a similar purpose. We intend to establish a nominating and corporate governance committee and stockholder nomination recommendation procedures in connection with this offering.

Director qualifications

The Board of Directors seeks to ensure the Board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. In identifying candidates for membership on the Board, the Board considers (1) minimum individual qualifications, such as high ethical standards, integrity, mature and careful judgment, industry knowledge or experience and an ability to work collegially with the other members of the Board and (2) all other factors it considers appropriate, including alignment with our stockholders, especially investment funds affiliated with the Sponsors. While we have no specific diversity policies for considering Board candidates, we believe each director contributes to the Board of Directors’ overall diversity—diversity being broadly construed to mean a variety of opinions, perspectives, personal and professional experiences and backgrounds.

When considering whether the directors and nominees have the experience, qualifications, attributes and skills, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company’s business and structure, the Board of Directors focused primarily on the information discussed in each of the directors’ biographical information set forth above.

Each of the directors possesses high ethical standards, acts with integrity, and exercises careful, mature judgment. Each is committed to employing their skills and abilities to aid the long-term interests of the stakeholders of the Company. In addition, our directors are knowledgeable and experienced in one or more business, governmental, or civic endeavors, which further qualifies them for service as members of the Board of Directors. Alignment with our stockholders is important in building value at the Company.

As a group, the non-management directors possess experience in owning and managing enterprises like the Company and are familiar with corporate finance, strategic business planning activities and issues involving stakeholders.

Our management director brings leadership, extensive business, operating, financial, legal and policy experience, and knowledge of our Company and the Company’s industry, to the Board of Directors. In addition, the management director brings the broad strategic vision for our Company to the Board of Directors.

Controlled company exception

After completion of this offering, IASIS Investment will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of our Board of Directors consists of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to rely on these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Committees of the Board of Directors

Our Board of Directors currently has three standing committees: the Audit Committee, the Compliance Committee and the Compensation Committee. In connection with this offering, our Board of Directors expects to combine our Audit and Compliance Committees and will additionally form a Nominating and Corporate Governance committee. Each of the committees operates under its own written charter adopted by the Board of Directors, each of which will be available on our website upon closing of this offering.

Audit and compliance committee.    Upon the consummation of this offering,              will be the members of our Audit and Compliance Committee, with              serving as chairman. Our Board has affirmatively determined that each of such directors meets the definition of “independent director” for purposes of the NYSE rules and the independence requirements of Rule 10A-3 of the Exchange Act. Our Board has determined that              qualifies as an “audit committee financial expert” under SEC rules and regulations. Our Audit and Compliance Committee is responsible for, among other things:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the external audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation Committee.    Upon the consummation of this offering,              will be the members of our Compensation Committee, with              serving as chairman. Our Compensation Committee is responsible for, among other things:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and our other executive officers;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the rules of the NYSE with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the Board of Directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	executive compensation strategy and philosophy;

•	compensation arrangements for executive management;

•	design and administration of our equity incentive and cash-based plans;

•	executive benefits and perquisites; and

•	any other executive compensation or benefits related items deemed noteworthy by the Compensation Committee.

Nominating and corporate governance committee.    In connection with this offering, we will form a Nominating and Corporate Governance Committee that will be comprised of             , with              serving as chairman. The Nominating and Corporate Governance Committee will be responsible for, among other things:

•	developing and recommending to the Board of Directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the Board of Directors;

•	recommending to the Board of Directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the Board of Directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to the Board of Directors practices and policies with respect to directors;

•	reviewing and recommending to the Board of Directors the functions, duties and compositions of the committees of the Board of Directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board of Directors for approval;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the Board of Directors and management.

Board oversight of risk management

While the full Board of Directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our Audit Committee oversees management of financial risks. Our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our Nominating and Corporate Governance committee oversees risks associated with corporate governance, business conduct and ethics, and is responsible for overseeing the review and approval of related party transactions. Pursuant to the Board of Directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full Board of Directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the Board of Directors and its committees.

Code of conduct

We have a Code of Conduct, which applies to all our directors, officers and employees (the “Code of Conduct”). The Code of Conduct is available on our website at www.iasishealthcare.com. To the extent required under applicable SEC regulations, we intend to post amendments to or waivers from our Code of Conduct (to the extent applicable to our chief executive officer, principal financial officer or principal accounting officer) at these locations on our website or report the same on a Current Report on Form 8-K. Our Code of Conduct is free of charge upon request to our Corporate Secretary, IASIS Healthcare Corporation, 117 Seaboard Lane, Franklin, TN 37067.

Executive compensation

Compensation discussion and analysis

Executive summary

This section discusses the principles underlying our executive compensation policies and decisions. It provides qualitative information regarding the manner in which compensation is earned by our executive officers and places in context the data in the tables that follow. We address the compensation paid or awarded during our 2014 fiscal year to the following executive officers: W. Carl Whitmer, our President and Chief Executive Officer; Philip J. Mazzuca, our Chief Operating Officer; John M. Doyle, our Chief Financial Officer; Frank A. Coyle, our former Senior Vice President, Secretary and General Counsel; and Edward H. Lamb, President of our Western Division. We refer to these five executive officers as our “named executive officers.” Mr. Coyle resigned from the Company on February 10, 2015.

Since the equity of our Company is owned by a group of sophisticated investment funds that also control our Board of Directors, our compensation structure is largely driven by these investment funds, which draw upon their extensive experience and expertise regarding executive compensation structures and incentives. Our Compensation Committee (the “Committee”) is composed of David R. White, the Chairman of the Board of Directors of the Company, Jeffrey C. Lightcap, a representative of JLL, and Todd B. Sisitsky, a TPG partner, who chairs the Committee.

The Committee seeks to design compensation policies that motivate executive officers to grow the Company’s value, aligning the officers’ financial interests with the Company’s investors while encouraging long-term executive retention. These policies have enabled us to attract and retain a senior executive team comprised of talented individuals with deep healthcare industry experience. To promote top performance and long-term retention, under the Committee’s direction and supervision, we have developed a compensation structure that uses base salary to compensate our executives in a fixed manner, while also offering annual cash incentive compensation and long-term equity awards designed to focus our management team on our Company’s annual and long-term strategic and operational objectives. The Committee believes that in years of outstanding achievement by the Company, our named executive officers should be properly rewarded for contributing to our success through incentive-based cash and equity awards.

The Company exceeded its annual adjusted EBITDA target in fiscal 2014, based on its adjusted EBITDA for fiscal 2014 as determined prior to giving effect to the reduction in adjusted EBITDA for fiscal 2014 resulting from the restatement described in Note 1A to our audited consolidated financial statements, included elsewhere in this prospectus, and achieved or built upon numerous recent strategic achievements, including the sale of its Florida market, the closing of sale-leasebacks at several facilities, a return of capital to investors and the expansion of Health Choice’s managed care solutions service offerings. Our named executive officers’ compensation for fiscal 2014 included base salary, annual non-equity incentive payments and one-time bonuses paid to reward achievement of strategic initiatives and the resulting increase in the Company’s equity value. We also issued certain long-term incentive equity awards to our named executive officers in fiscal 2014 as part of our management retention and incentive efforts.

The executive compensation process

The Compensation Committee

The Committee oversees and administers our executive compensation program, with input and recommendations from, and certain delegations to, our Chief Executive Officer, as described further below.

Mr. Sisitsky, the Chair of the Committee, makes final decisions regarding the compensation of our Chief Executive Officer. Annually, the non-executive directors of the Board of Directors evaluate the performance of our Chief Executive Officer and that evaluation is then communicated to the Chief Executive Officer by Mr. Sisitsky. Our Chief Executive Officer recommends to Mr. Sisitsky compensation decisions for our Chief Operating Officer and our Chief Financial Officer. Our Chief Executive Officer and Mr. Sisitsky discuss these recommendations before reaching a final decision. Regarding the other named executive officers, our Chief Executive Officer is responsible for conducting reviews and making compensation decisions. However, once we are a public company, our Committee will be responsible for making compensation decisions with respect to all of our executive officers, including our named executive officers.

During our fiscal year ended September 30, 2014, the Committee did not rely on the advice or reports of any external compensation consultant in making compensation decisions. As TPG has substantial experience and expertise in executive compensation, including executive compensation practices at its own portfolio companies (which include other healthcare industry companies), and sometimes internally employs compensation experts, the Committee may from time to time rely upon such internal experience and expertise provided by TPG and TPG’s compensation experts at no cost to the Company.

Our Chief Executive Officer plays an important role in many compensation decisions. Other named executive officers also may attend the Committee meetings and participate only as and if required by the Committee. Our Chief Executive Officer does not participate on behalf of the Committee or the Board of Directors in decisions regarding his own compensation.

Process

The Committee’s process for determining executive compensation with respect to our Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer involves consideration of executive compensation practices at TPG’s portfolio companies and the highly competitive market for healthcare executives. While the Committee does not formally benchmark to any specified peer group or seek to set compensation in relation to compensation averages at other healthcare industry companies, our management team prepares for the Committee informal schedules that compare our cash compensation to the cash compensation offered by certain comparable companies in the acute hospital industry that file such information with the SEC. The Committee also, from time to time, relies on analysis performed by TPG that compares the compensation of our executive officers with that of other portfolio companies or private-equity backed companies, to the extent internally or publicly available. These comparisons are part of the total mix of information used to annually evaluate base salary, short-term and long-term incentive compensation and total compensation. Since one of the objectives of our compensation program is to consistently reward and retain top performers, compensation also will vary depending on individual and Company performance, and reflect the bargaining and negotiations associated with attracting and retaining top performers.

Pay for performance

Our compensation philosophy seeks to align compensation with both Company and individual performance. Regarding our named executive officers, the primary factor we use in structuring annual non-equity incentive compensation, including payouts under our short-term incentive plan, is adjusted EBITDA (as defined in Note 15, Segment and geographic information, to our consolidated financial statements included elsewhere in this prospectus) compared to our Company budget for such year. We believe that adjusted EBITDA currently represents the single best measure of our Company’s operating performance, financial health and long-term value creation. As described below under “Short-term incentive compensation,” the Committee also considers other elements of the Company’s performance when determining the annual bonuses earned by our named executive officers. Another component of the Company’s pay for performance compensation philosophy is to promote equity holdings by our named executive officers through issuing long-term equity awards. See “Long-term incentive compensation” below.

Compensation mix

As discussed in more detail below, in fiscal 2014, our compensation program comprised various elements, including: (i) base salary, (ii) short-term incentive compensation and (iii) long-term equity incentive compensation. Although it allocates no fixed percentage of the named executive officer compensation packages to each of these elements, the Committee seeks to achieve a balance among these elements to motivate the named executive officers to grow the Company’s value, aligning their financial interests with the interests of the Company’s investors, and to encourage long-term executive retention.

In fiscal 2014, base salaries comprised 10.2%, 22.9%, 26.6%, 28.4% and 36.7% of total compensation for Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb, respectively. The base salaries of each of our named executive officers for fiscal 2014 were established with the negotiation of their respective employment agreements. In fiscal 2014, short term incentive compensation comprised 36.8%, 55.8%, 45.5%, 29.2% and 36.8% of total compensation for Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb, respectively. The actual award amounts were determined using the factors described below under the caption “Short Term Incentive Compensation.” In addition, in fiscal 2014, long-term equity incentive compensation comprised 45.6%, 21.0%, 23.5%, 31.1% and 25.7% for Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb, respectively. The actual award amounts were determined under the quantitative and qualitative factors described below under the caption “Long Term Incentive Compensation.” Finally, in fiscal 2014, all other compensation comprised 7.3%, 0.3%, 4.3%, 11.4% and 0.7% of total compensation for Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb, respectively.

Internal pay equity

Internal pay equity is not a material factor taken into account in the Committee’s compensation decisions regarding our named executive officers. The Committee believes that the variation in compensation among the named executive officers is reasonable in light of each executive’s experience, individual contribution, level of responsibility and general importance to the Company.

Components of the executive compensation program

Employment agreements

Mr. Whitmer negotiated a new employment agreement with the Company upon his promotion to President during fiscal 2010. Mr. Doyle entered into an employment agreement upon his promotion to Chief Financial Officer during fiscal 2010. Mr. Mazzuca’s employment agreement was negotiated and entered into in connection with his return to the Company at the beginning of fiscal 2011. Mr. Lamb entered into an employment agreement upon joining the Company in fiscal 2011. Mr. Coyle had been subject to an employment agreement that was entered into in fiscal 2012.

Base salary

Base salary represents the fixed component of our named executive officers’ compensation and compensates the executive for competence in his role. The Committee attempts to maintain base salaries at competitive levels while also reserving a substantial portion of compensation for the other compensation elements directly related to Company and individual performance.

The Committee annually reviews base salaries of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer. The Chief Executive Officer decides all base salary increases for other named executive officers. Any base salary increase during this annual process is intended to compensate the executive for exceptional performance or contributions, cost of living increases, changes in responsibility and changes in the competitive landscape. Base salaries also may be adjusted at any time during the year if Mr. Sisitsky, the Committee, or the Chief Executive Officer (other than, in the case of the Chief Executive Officer, with respect to his own compensation) finds it necessary or advisable to maintain a competitive level or to compensate an individual for increased responsibility or achievement.

Our named executive officers’ initial base salaries were established as part of the employment agreements each negotiated with the Company as described above. Mr. Whitmer’s, Mr. Mazzuca’s, Mr. Doyle’s, Mr. Coyle’s and Mr. Lamb’s annual base salaries were $850,000, $625,000, $440,000, $412,050, and $461,250, respectively, at the end of fiscal 2014. These base salaries represented increases of 7.9%, 4.2%, 6.8%, 2.5% and 2.5%, respectively, over base salaries at the end of fiscal 2013 and reflected what the Committee or the Chief Executive Officer, as applicable, believed to be appropriate amounts in light of each named executive officer’s performance and responsibilities within the Company.

Short-term incentive compensation

Our named executive officers are eligible to earn cash incentive awards under the Corporate Incentive Plan or the Market Executive Incentive Plan (in the case of Mr. Lamb), based primarily upon the level of achievement of Company financial performance metrics. The range of potential payouts for Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Lamb are set forth in accordance with their employment agreements. The range of potential payments for Mr. Coyle had also been set forth in his employment agreement.

Before the end of the first quarter of the relevant fiscal year, the Company, with the input of members of the Board of Directors and the investors, establishes target levels for adjusted EBITDA to be used both for compensation and budgeting purposes. Our adjusted EBITDA for the year (considering certain adjustments we believe are customary for executive compensation) versus the adjusted EBITDA target levels is the primary factor in calculating the short-term incentive compensation paid to our named executive officers, other than Mr. Lamb. The performance of our divisions during the year versus the adjusted EBITDA target levels is the primary factor in calculating the short-term incentive compensation paid to division executives, including Mr. Lamb. We then establish threshold, target and maximum target incentive levels based on each named executive officer’s employment agreement, where applicable, and what we believe to be levels relative to the executive’s position in the Company.

For fiscal 2014, we established the following annual incentive target levels for our named executive officers:

Annual short-term incentive award ranges (as a percentage and a dollar amount of base salary at the end of fiscal 2014) for fiscal 2014

	Threshold	Percentage target	Maximum	Threshold	Dollars target	Maximum
W. Carl Whitmer	20%	100%	200%	$170,000	$850,000	$1,700,000
Phillip J. Mazzuca	10%	75%	150%	$62,500	$468,750	$937,500
John M. Doyle	10%	50%	100%	$44,000	$220,000	$440,000
Frank A. Coyle	—	50%	50%	—	$206,025	$206,025
Edward H. Lamb	—	50%	100%	—	$230,625	$461,250

While the primary factor in calculating short-term incentive compensation payouts for Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Coyle is adjusted EBITDA, Mr. Sisitsky or the Committee may consider, in his or its respective discretion, other qualitative and quantitative factors in awarding annual incentive compensation to executives in either determining whether an incentive payment is to be made or determining the amount of the incentive paid. For 2014, the Committee also considered year over year improvement in the Company’s free cash flow and the execution of key strategic initiatives and transactions, including business and provider network development efforts that enhance shareholder equity value, when determining annual incentive compensation for Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Coyle. For Mr. Lamb, the primary factor in calculating short-term incentive compensation payable to him is adjusted EBITDA of the Company’s Western Division, with the other factors described above and his individual performance also considered in 2014 in determining the amount of his annual compensation award. The Committee and/or Mr. Whitmer may consider, in its or his respective discretion, other qualitative and quantitative factors in awarding annual incentive compensation to our named executive officers.

For executive bonuses, the Committee considers an EBITDA calculation based on the Company’s adjusted EBITDA (as defined in Note 15, Segment and geographic information, to our consolidated financial statements) but may also consider certain adjustments allowed under our senior credit agreement, an approach which we believe is customary and appropriate for executive compensation. After consideration of adjustments for project start-up costs, non-recurring or unusual items and other senior credit agreement-defined adjustments, adjusted EBITDA earned by the Company in fiscal year 2014 for executive compensation was $276.4 million, which exceeded our annual target amount. Because the Company exceeded its adjusted EBITDA target, Messrs. Whitmer, Mazzuca, Doyle and Coyle received their maximum short-term compensation award amounts for our 2014 fiscal year. Mr. Lamb’s short term-incentive award reflected the financial performance of the Company’s Western Market. In addition, during fiscal 2014, the Committee considered the efforts of the Company’s senior executive leadership in accomplishing certain recent significant strategic initiatives, including the sale of the Company’s Florida market, closing of sale-leaseback transactions at certain of the Company’s hospitals and payment of a dividend to the Company’s common stockholders. In recognition of these efforts, the Company awarded additional cash bonuses to its named executive officers in the following amounts: Mr. Whitmer, $1,300,000; Mr. Mazzuca, $570,000; Mr. Doyle, $300,000; Mr. Coyle, $215,000; and Mr. Lamb, $190,000. These bonuses were one-time, discretionary, transaction-related bonuses approved by the Committee and paid by the Company to the named executive officers outside of the Company’s Corporate Incentive Plan and Market Executive Incentive Plan.

Long-term incentive compensation

Our executive officer compensation program has a substantial equity component, as we believe superior equity investors’ returns are achieved through a culture that focuses on long-term performance by our named executive officers and other key associates. By providing our executives with an equity stake in the Company, we can better align the interests of our named executive officers and our equity holders.

Under the Amended and Restated IASIS 2004 Stock Option Plan (the “2004 Stock Option Plan”), which expired in June of 2014, the Company from time to time granted options to our named executive officers. In making long-term equity incentive grants to our named executive officers, certain factors are considered, including but not limited to, the present ownership levels of the named executive officers and the Committee’s assessment of competitive market practices. It is the responsibility of Mr. Sisitsky to recommend grants to the Committee for our Chief Executive Officer, generally our Chief Executive Officer recommends grants to the Committee for the Chief Operating Officer and Chief Financial Officer, and our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer to recommend grants to the Committee for our other named executive officers. We have no formal practices regarding the timing of option grants.

During fiscal 2014, our Board of Directors approved the following equity transactions (the “Equity Transactions”) to incentivize our management team, including our named executive officers, to further grow the Company’s equity value: (i) the issuance of up to 165,854 RSUs to employees, as part of a program to permit holders (including our named executive officers) of “out-of-the-money” options granted from 2010 through 2013 to exchange such options for RSUs on a 5 to 1 ratio (one RSU for five options) (the “RSU Exchange”); (ii) the issuance of 1,095,000 additional RSUs to incentivize employees (including our named executive officers) to continue to further grow the long-term equity value of the Company; (iii) the issuance of grants under the 2004 Stock Option Plan to a limited number of key management team members, including our named executive officers; and (iv) the approval of a cashless net exercise settlement program with respect to options issued under the 2004 Stock Option Plan that were set to expire pursuant to their terms.

To participate in the RSU Exchange, the holder of eligible “out-of-the-money” options had to exchange all of such holder’s qualifying options, and if the holder so elected, all qualifying options, whether or not vested, were canceled in exchange for a new grant of RSUs. All RSUs granted in 2014, including those issued under the RSU Exchange, will vest in full on the third anniversary of the grant date or, if earlier, upon a qualifying change in control, subject in all cases to the individual continuing to provide services to the Company as of such date. Upon vesting, the RSUs will either be settled in shares of our common stock corresponding to the number of RSUs underlying the grant or in cash, based upon the then-current fair market value of a share of our common stock, at the discretion of the Company. See “Grants of plan based awards in fiscal year 2014.”

During fiscal 2014, our named executive officers received the following as part of the Equity Transactions: (i) the issuance, prior to the expiration of the 2004 Stock Option Plan, of 490,000 options to purchase the common stock of the Company; (ii) the exercise of 287,000 options with near-term expiration dates to purchase the common stock of the Company on a cashless net settlement basis; (iii) the exchange of 486,500 “out-of-the-money” options to purchase the common stock of the Company for RSUs on a 5-for-1 ratio that vest at the end of a three year service period; and (iv) the issuance of 345,000 additional RSUs that vest at the end of a three year service period. Individual grants to our named executive officers are set forth in the “Grant of plan-based awards in fiscal year 2014” table. Mr. Sisitsky recommended to the Committee the total size of the amounts awarded pursuant to the Equity Transactions with respect to our Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer, considering such factors as the present ownership levels of these executive officers on an absolute basis and relative to other executives of other portfolio or private-equity backed companies and an assessment of competitive market practices. Our Chief Executive Officer recommended to the Committee the total size of the amounts awarded pursuant to the Equity Transactions with respect to our other named executive officers, considering similar factors. The Committee approved all awards granted to our named executive officers during fiscal 2014.

Non-qualified executive savings plan

We provide certain of our employees with the opportunity to participate in a non-qualified executive savings plan. Mr. Lamb was the only named executive officer who participated in this plan in fiscal 2014. The plan is a voluntary, tax-deferred savings vehicle that is available to those employees earning a minimum base salary ($115,000 in calendar year 2014). The executive savings plan was implemented to assist in the recruitment and retention of key executives by providing the ability to defer additional pre-tax compensation over the limits allowed by the IASIS 401(k) Retirement Savings Plan (the “IASIS 401(k) Plan”).

An eligible employee must contribute the maximum allowed by law to the IASIS 401(k) Plan to participate in the non-qualified executive savings plan. There are two types of deferrals available under the plan: excess deferrals and additional deferrals. Excess deferrals are contributions deposited into the non-qualified executive savings plan because either (a) the participant’s earnings have exceeded the dollar amount stipulated under Section 401(a)(17) of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) ($260,000 in 2014) and/or (b) the participant’s deferrals into the IASIS 401(k) Plan have reached the dollar limit stipulated under Section 402(g) of the Internal Revenue Code ($17,500 in 2014). Excess deferrals are automatically deposited into the non-qualified executive savings plan if these limits are reached. Executive excess deferrals are matched at the same rate as contributions to the IASIS 401(k) Plan. There is a five-year service requirement for participants to vest in Company excess matching contributions.

Additional deferrals are contributions to the non-qualified executive savings plan independent of a participant’s 401(k) contribution election. These contributions are voluntary and are capped according to IRS guidelines for such a plan. The non-qualified executive savings plan offers a range of investment options that act as “benchmark funds.” Benchmark funds are defined as the investment fund or funds used to represent the performance and current deemed balance of a participant’s non-qualified account, which is a notional deferred compensation account. Contributions become part of our general assets. Investment options under the non-qualified executive savings plan are similar to those available under the IASIS 401(k) Plan.

Severance and change in control agreements

Our named executive officers are entitled to severance and change in control benefits pursuant to the terms of their negotiated employment agreements. Mr. Coyle was also entitled to certain benefits pursuant to his employment agreement. These benefits are further described in the section “Summary of payments made upon termination or change in control.” We believe that reasonable severance and change in control benefits are appropriate to be competitive in our executive retention efforts. In agreeing to these benefits, the Board of Directors recognized that it may be difficult for such executives to find comparable employment within a short time period. In addition, the Board of Directors recognized that formalized severance and change in control arrangements are common benefits offered by employers competing for similar senior executive talent. Information regarding payments under such agreements for the named executive officers is provided under “Narrative disclosure to summary compensation table and grants of plan-based awards table” and “Summary of payments made upon termination or change in control.”

Perquisites

From time to time we agree to provide certain executives with perquisites. We provide these perquisites sparingly, where we believe they are necessary to attract key talent and to enhance business efficiency. These perquisites are in line with market practice. For fiscal 2014, we paid insurance premiums regarding group term life insurance for the named executive officers.

Risk assessment

The Committee has reviewed our compensation programs and has concluded that the risks arising from our compensation practices are not reasonably likely to have a material adverse effect on us.

Impact of tax and accounting rules

The forms of our executive compensation are largely dictated by our capital structure and have not been designed to achieve any particular accounting treatment. We take tax considerations into account, both to avoid tax disadvantages, and obtain tax advantages where reasonably possible consistent with our compensation goals. Following this offering, at such time as we are subject to the deduction limitation under Section 162(m) of the Internal Revenue Code, we expect that the Committee will consider the impact of Section 162(m) of the Internal Revenue Code when structuring our executive compensation arrangements with our named executive officers. However, the Committee will retain flexibility to approve compensation arrangements that promote the objectives of our compensation program but that may not qualify for full or partial tax deductibility.

Recovery of certain awards

We have no formal policy for recovery of annual incentives paid on the basis of financial results subsequently restated. Under the Sarbanes-Oxley Act of 2002, as amended, our Chief Executive Officer and Chief Financial Officer must forfeit incentive compensation paid on the basis of previously issued financial statements for which they were responsible and which have to be restated due to such officers’ actions. If the situation arises (which is inapplicable in connection with the restatement as reflected in the audited consolidated financial statements included herein because, among other things, our Audit Committee has determined there was no misconduct in connection with the restatement pursuant to the requirements of the Sarbanes-Oxley Act), we would consider our course of action in light of the particular facts and circumstances, including the culpability of the individuals.

Compensation committee conclusion

The Committee’s philosophy for executive pay for fiscal 2014 should reflect the unique attributes of our company and each employee individually in our pay positioning policies, emphasizing an overall analysis of the executive’s performance for the prior year, projected role and responsibilities, required impact on execution of our strategy, vulnerability to recruitment by other companies, external pay practices, total cash compensation and equity positioning internally, current equity holdings, and other factors the Committee deemed appropriate. We believe our approach to executive compensation emphasized significant time and performance-based elements intended to promote long-term investor value and strongly aligned the interests of our executive officers with those of investors.

Committee interlocks and insider participation

During fiscal 2014, the Committee was composed of David R. White, Todd B. Sisitsky and Jeffrey C. Lightcap. Mr. White serves as our Chairman and served as our Chief Executive Officer until November 1, 2010. Mr. Sisitsky and Mr. Lightcap are Directors of the Company. None of our executive officers serves, or in the past year served, as a member of the board of directors or compensation committee of any entity that has or had one or more of its executive officers serving on the Board of Directors or the Committee. Each of Mr. White and Mr. Sisitsky is a nominee of, and is affiliated with, TPG, and Mr. Lightcap is a nominee of, and is affiliated with, JLL. See “Certain relationships and related party transactions.”

Summary compensation table

The following table sets forth, for the fiscal year ended September 30, 2014, as well as our 2013 and 2012 fiscal years, the compensation earned by our named executive officers. There are no above-market, preferential or other earnings on deferred compensation. Consequently, the table does not include earnings on deferred amounts. None of the named executive officers are eligible for pension benefits as we have no defined benefit program.

Name and principal position	Year	Salary ($)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	Non-equity incentive plan compensation ($)(5)	All other compensation ($)(6)	Total ($)

W. Carl Whitmer	2014	834,375	1,300,000	2,325,000	1,387,906	1,700,000	596,624	8,143,905
President and Chief Executive Officer	2013	787,500	—	—	—	—	2,310	789,810
	2012	787,500	—	—	636,071	500,000	3,060	1,926,631

Phillip J. Mazzuca	2014	618,750	570,000	325,500	242,281	937,500	8,615	2,702,646
Chief Operating Officer	2013	600,000	—	—	—	—	3,117	603,117
	2012	600,000	—	—	55,148	195,000	3,117	853,265

John M. Doyle	2014	433,000	300,000	186,000	196,717	440,000	69,856	1,625,573
Chief Financial Officer	2013	412,000	—	—	—	—	3,629	415,629
	2012	412,000	—	—	115,858	130,000	2,111	659,969

Frank A. Coyle	2014	409,538	215,000	186,000	262,383	206,025	164,145	1,443,091
Former Senior Vice President, Secretary and General Counsel(1)	2013	402,000	—	—	—	—	634	402,634
	2012	399,000	—	—	411,130	120,600	1,598	932,328

Edward H. Lamb	2014	458,438	190,000	186,000	135,215	270,000	8,851	1,248,504
President—Western Division	2013	450,000	—	—	—	—	5,439	455,439
	2012	450,000	—	—	1,288,143	85,500	225,490	2,049,133

(1)	Mr. Coyle resigned from the Company on February 10, 2015.

(2)	Reflects one-time discretionary transaction-related cash bonuses that were paid related to accomplishing certain significant strategic initiatives, including the sale of the Company’s Florida market, closing of sale-leaseback transactions at certain of the Company’s hospitals and a dividend to the Company’s common stockholders. No such bonuses were paid in fiscal years 2013 or 2012.

(3)	Reflects the grant date fair value calculated under ASC 718 for RSUs granted during fiscal 2014 in recognition of and to incentivize the efforts of the named executive officers to increase the Company’s equity value. (No amount is included in the table above with respect to RSUs issued pursuant to the RSU Exchange because there was no grant date value associated with them under ASC Topic 718. This is because the RSUs were issued in a value for value exchange for options for which the Company had previously taken an accounting charge.) There is no certainty that the named executive officer will realize any value from RSUs and to the extent they do, the amounts realized may have no correlation to the amounts reported above. Refer to Note 10, Stock-based compensation, in the Company’s consolidated financial statements for a discussion of the assumptions used to determine the grant date fair value of these awards.

(4)	The amounts reported represent the grant date fair value calculated under ASC 718 of option awards granted during the applicable fiscal year and represent no amount paid to or realized by the named executive officer. The amounts reported for 2014 and 2012 also include the incremental fair value calculated regarding option exercise price adjustments resulting from a shareholder return of capital: Mr. Whitmer, $472,906 and $636,071, respectively; Mr. Mazzuca, $28,781 and $55,148, respectively; Mr. Doyle, $74,717 and $115,858, respectively; Mr. Coyle, $140,383 and $184,880, respectively; and Mr. Lamb, $13,215 and $21,143, respectively. There is no certainty that the named executive officer will realize any value from these options or the exercise price adjustments and to the extent they do, the amounts realized may have no correlation to the amounts reported above. Refer to Note 10, Stock-based compensation, in the Company’s consolidated financial statements contained elsewhere in this prospectus for a discussion of the assumptions used to determine the grant date fair value of these awards.

(5)	Represents compensation to the named executive officers paid under the Company’s Corporate Incentive Plan for Messrs. Whitmer, Mazzuca, Doyle and Coyle, and compensation paid under the Company’s Market Executive Incentive Plan for Mr. Lamb.

(6)	The amounts in this column reflect, for each named executive officer, with respect to fiscal 2014, the sum of (i) the amounts contributed by the Company to the IASIS 401(k) Plan on behalf of the named executive officer, (ii) the dollar value of insurance premiums paid for group term life insurance; and (iii) earnings associated with the cashless net exercise of certain options in connection with the Equity Transactions. Listed in the table below are the dollar values of the amounts reported in this column for fiscal 2014.

Named executive officer	Company match in IASIS 401(k) plan ($)	Insurance premiums paid for group term life insurance ($)	Other ($)	Total all other compensation ($)
W. Carl Whitmer	3,445	1,134	592,045	596,624
Phillip J. Mazzuca	6,563	2,052	—	8,615
John M. Doyle	1,545	1,044	67,267	69,856
Frank A. Coyle	1,803	907	161,435	164,145
Edward H. Lamb	6,563	2,288	—	8,851

Grants of plan-based awards in fiscal year 2014

			Estimated future payouts under non-equity incentive plan awards			Number of securities underlying RSU awards(1)	Number of securities underlying option awards(2)	Exercise price of option awards(3)	Grant date fair value of RSU and option awards(4)
	Grant date	Approval date	Threshold	Target	Maximum
			($)	($)	($)	(#)	(#)	($)	($)
W. Carl Whitmer			170,000	850,000	1,700,000
	4/30/2014	4/30/2014				—	300,000	$13.50	915,000
	5/9/2014	4/30/2014				250,000	—	—	2,325,000
	6/10/2014	4/30/2014				35,400	—	—	329,220	(6)
	1/23/2014	10/18/2013				—	—	—	472,906	(5)

Phillip J. Mazzuca			62,500	468,750	937,500
	4/30/2014	4/30/2014				—	70,000	$13.50	213,500
	5/9/2014	4/30/2014				35,000	—	—	325,500
	6/10/2014	4/30/2014				33,000	—	—	306,900	(6)
	1/23/2014	10/18/2013				—	—	—	28,781	(5)

John M. Doyle			44,000	220,000	440,000
	4/30/2014	4/30/2014				—	40,000	$13.50	122,000
	5/9/2014	4/30/2014				20,000	—	—	186,000
	6/10/2014	4/30/2014				12,400	—	—	115,320	(6)
	1/23/2014	10/18/2013				—	—	—	74,717	(5)

Frank A. Coyle			—	206,025	206,025
	4/30/2014	4/30/2014				—	40,000	$13.50	122,000
	5/9/2014	4/30/2014				20,000	—	—	186,000
	6/10/2014	4/30/2014				2,500	—	—	23,250	(6)
	1/23/2014	10/18/2013				—	—	—	140,383	(5)

Edward H. Lamb			—	230,625	461,250
	4/30/2014	4/30/2014				—	40,000	$13.50	122,000
	5/9/2014	4/30/2014				20,000	—	—	186,000
	6/10/2014	4/30/2014				14,000	—	—	130,200	(6)
	1/23/2014	10/18/2013				—	—	—	13,215	(5)

1.	Represents RSUs received by the named executive officers in fiscal 2014 in recognition of and to incentivize their efforts to increase the Company’s equity value. The RSUs reflected in this column are time-vested awards that will vest in full on the third anniversary of the grant date or, if earlier, upon a qualifying change in control, subject to the named executive officer continuing to provide services to the Company as of the date of the third anniversary.

2.	The options reflected in this column are time-vested awards that will vest and become exercisable with respect to twenty-five percent (25%) of the shares underlying the option on each of the first four anniversaries of the grant date, subject to the named executive officer continuing to provide services to the Company as of each of the four anniversary dates.

3.	The exercise price of an option grant is set at no less than the fair market value of a share of the common stock as of the grant date, as determined by the Board of Directors in good faith and, as necessary, supplemented and supported by an independent third party valuation.

4.	The amounts reported in this column represent the grant date fair value calculated under ASC 718 of option and RSU awards granted during fiscal 2014 and represent no amount paid to or realized by Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb. There is no certainty that they will realize any value from these options or RSUs and, if they do, the amounts realized may have no correlation to the amount reported above. Refer to Note 10, Stock-based compensation, in the Company’s consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used to determine the grant date fair value of these awards.

5.	Represents the incremental fair value calculated regarding stock option price adjustments resulting from a shareholder return of capital. Refer to Note 10, Stock-based compensation, in the Company’s consolidated financial statements contained elsewhere in this prospectus for a discussion of the assumptions used to determine the grant date fair value of these awards.

6.	Represents RSU awards received by the named executive officers as part of the RSU Exchange. Although we have included a grant date fair value of these RSUs in the table above, there was no grant date value associated with them under ASC Topic 718. This is because the RSUs were issued in a value for value exchange for options for which the Company had previously taken an accounting charge.

Narrative disclosure to summary compensation table and grants of plan-based awards table

Base salary and award targets

Mr. Whitmer’s current base salary is $850,000. Mr. Whitmer is eligible to receive an annual incentive plan target award of 100% of his base salary and an annual incentive plan maximum award of 200% of his base salary.

Mr. Mazzuca’s current base salary is $625,000. Mr. Mazzuca is eligible to receive an annual incentive plan target award of 75% of his base salary and an annual incentive plan maximum award of 150% of his base salary. These percentage-of-base salary targets were raised in fiscal 2014 from 50% and 100%, respectively, which the Compensation Committee deemed appropriate as compared to commensurate peer company and TPG-portfolio company chief operating officer compensation.

Mr. Doyle’s current base salary is $440,000. Mr. Doyle is eligible to receive an annual incentive plan target award of 50% of his base salary and an annual incentive plan maximum award of 100% of his base salary.

Mr. Coyle’s base salary for fiscal year 2014 was $412,050. Mr. Coyle was eligible to receive an annual incentive plan target award of 50% of his base salary.

Mr. Lamb’s current base salary is $461,250. Mr. Lamb is eligible to receive an annual incentive plan target award of 50% of his base salary and an annual incentive plan maximum award of 100% of his base salary.

The 2004 Stock Option Plan

All outstanding options were granted under the 2004 Stock Option Plan, which expired on June 22, 2014 (although previously granted options that remain outstanding may be exercised after plan termination under the terms as in effect upon termination). Generally, the exercise price of the options will equal the fair market value of a share of the common stock as of the grant date as determined by the Board of Directors. Upon a change in control, the options will become 100% vested if the participant’s employment is terminated without “cause” or by the participant for good reason within the two-year period immediately following such change in control. On a termination of a participant’s employment outside the change in control context, unvested options automatically expire and vested options expire on the earlier of (i) the commencement of business on the date the employment is terminated for “cause”; (ii) 90 days after the date employment is terminated other than for cause, death or disability; (iii) one year after the date employment is terminated by death or disability; or (iv) the tenth anniversary of the grant date for such option.

Pursuant to the 2004 Stock Option Plan, each participant is expected to enter into an agreement that provides that for the 90-day period following the later of (i) a termination of a participant’s employment or (ii) six months and one day following the date that shares of common stock were acquired under the exercise of the option, the Company may repurchase each share then owned by the participant at fair value, as determined in good faith by the Board of Directors.

No additional options to purchase shares of Company common stock may be granted under the 2004 Stock Option Plan as a result of its expiration.

The terms and conditions applicable to options are set forth by the Committee in each individual option agreement. However, no option granted under this plan may expire later than ten years from its date of grant. In addition, the Committee may not grant incentive stock options to any person who is not our employee on the date of the grant, and the exercise price of an incentive stock option cannot be less than the fair market value of a share of Company common stock on the date of its grant. The exercise price of an incentive stock option granted to a stockholder who owns during the grant shares of Company common stock with over 10% of the total combined voting power of all classes of Company capital stock cannot be less than 110% of the fair market value of a share of Company common stock on the date of the grant and the exercise period shall not exceed five years from the grant. The aggregate fair market value of the shares of Company common stock for which incentive stock options granted under this plan or any other stock option plan, determined as of grant, that become exercisable for the first time by any person during any calendar year may not exceed $100,000. Any incentive stock options granted over this limitation will be treated for all purposes as non-qualified stock options.

During fiscal 2014, Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb were granted 300,000, 70,000, 40,000, 40,000 and 40,000 options, respectively. See “—Grant of plan-based awards in fiscal year 2014.” As of September 30, 2014, options to purchase 1,027,502 shares had been granted and were outstanding under the 2004 Stock Option Plan, of which 266,502 are vested and exercisable. The Company has not adopted a new stock option or other equity incentive plan since the expiration of the 2004 Stock Option Plan on June 22, 2014.

Restricted stock units

During fiscal 2014 and as part of the Equity Transactions, our Board of Directors authorized the issuance of up to 165,854 RSUs to employees as part of the RSU Exchange. To participate in the RSU Exchange, the holder of eligible options had to exchange all of such holder’s qualifying options, and if the holder so elected, all qualifying options, whether or not vested, were canceled in exchange for a new grant of RSUs. Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb were granted RSUs totaling 35,400, 33,000, 12,400, 2,500 and 14,000, respectively, under the RSU Exchange. See “—Grant of plan-based awards in fiscal year 2014.”

Also as part of the Equity Transactions, the Board separately authorized the issuance of 1,095,000 additional RSUs to incentivize employees (including our named executive officers) to continue to further grow the long-term equity value of the Company. Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb were granted additional RSUs totaling 250,000, 35,000, 20,000, 20,000 and 20,000, respectively. See “—Grant of plan-based awards in fiscal year 2014.”

All RSUs will vest in full on the third anniversary of the grant date or, if earlier, upon a qualifying change in control, subject in all cases to the individual continuing to provide services to the Company as of such date. Upon vesting, the RSUs will either be settled in shares of our common stock corresponding to the number of RSUs underlying the grant or in cash based upon the then-current fair market value of a share of our common stock, at the discretion of the Company.

As of September 30, 2014, 98,000 additional RSUs were available for grant to employees.

Outstanding equity awards at fiscal 2014 year-end

The following tables summarize the outstanding equity awards held by each named executive officer at September 30, 2014.

	Option awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
W. Carl Whitmer	3,250	—	23.07	4/1/16	(1)
	5,500	—	22.14	10/2/18	(2)
	—	300,000	13.50	4/30/24	(3)
Phillip J. Mazzuca	—	70,000	13.50	4/30/24	(3)
John M. Doyle	13,000	—	23.07	4/1/16	(1)
	12,000	—	22.14	10/2/18	(2)
	—	40,000	13.50	4/30/24	(3)
Frank A. Coyle	10,000	—	23.07	4/1/16	(1)
	5,000	—	22.14	10/2/18	(2)
	—	40,000	13.50	4/30/24	(3)
Edward H. Lamb	—	40,000	13.50	4/30/24	(3)

Option award vesting schedule: named executive officers

Grant date	Vesting schedule
(1) 4/1/2006	20% vests each year for five years from date of grant.
(2) 10/2/2008	20% vests each year for five years from date of grant.
(3) 4/30/2014	25% vests each year for four years from date of grant.

	RSU awards
Name	Number of shares or units of stock that have not vested (#)		Market value of securities underlying unvested shares ($)(1)
W. Carl Whitmer	250,000	(2)	3,375,000
	35,400	(3)	477,900
Phillip J. Mazzuca	35,000	(2)	472,500
	33,000	(3)	445,500
John M. Doyle	20,000	(2)	270,000
	12,400	(3)	167,400
Frank A. Coyle	20,000	(2)	270,000
	2,500	(3)	33,750
Edward H. Lamb	20,000	(2)	270,000
	14,000	(3)	189,000

(1)	The amounts reported in this column equal the number of RSUs subject to the named executive officer’s RSU award multiplied by the fair market value of a share of our common stock on September 30, 2014 ($13.50, which is the most recent determination of fair market value made by the Company’s Board of Directors prior to January 30, 2015).

RSU award vesting schedule: named executive officers

Grant date	Vesting schedule
(2) 5/9/2014	Each unit vests 100% after the completion of three years of service from the date of grant.
(3) 6/9/2014	Each unit vests 100% after the completion of three years of service from the date of grant.

Options exercised at fiscal 2014 year-end

The following table summarizes the option awards exercised during fiscal 2014, including the number of shares acquired upon exercise and the value realized, after payment of any applicable exercise price and before withholding tax, for each named executive officer at September 30, 2014.

	Option Awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)
W. Carl Whitmer	202,000	385,820
Phillip J. Mazzuca	—	—
John M. Doyle	25,000	47,750
Frank A. Coyle	60,000	114,600
Edward H. Lamb	—	—

Pension benefits

We maintain a 401(k) plan as previously discussed in the Compensation Discussion and Analysis. We do not maintain any defined benefit plans.

Non-qualified deferred compensation

Name	Executive contributions in 2014 ($)	Company contributions in 2014 ($)	Aggregate earnings in 2014 ($)	Aggregate withdrawals/ distributions in 2014 ($)	Aggregate balance as of September 30, 2014 ($)
W. Carl Whitmer	—	—	—	—	—
Phillip J. Mazzuca	—	—	—	—	—
John M. Doyle	—	—	—	—	—
Frank A. Coyle	—	—	—	—	—
Edward H. Lamb	$75,050	—	$4,510	—	$158,967

Non-qualified deferred compensation for fiscal 2014

We introduced our non-qualified executive savings plan July 1, 2006. The plan is a voluntary, tax-deferred savings vehicle that is available to those employees earning a certain minimum base salary ($115,000 in calendar year 2014). The executive savings plan was implemented to contribute to the recruitment and retention of key executives and other employees, including physicians, by providing the ability to defer additional pre-tax compensation over the limits allowed by the IASIS 401(k) Plan.

An eligible employee must contribute the maximum allowed by law to the IASIS 401(k) Plan to participate in the non-qualified executive savings plan. There are two types of deferrals available under the plan: excess deferrals and additional deferrals. Excess deferrals are contributions deposited into the non-qualified executive savings plan because either (a) the participant’s earnings have exceeded the dollar limit stipulated under

Section 401(a)(17) of the Internal Revenue Code ($260,000 in 2014) and/or (b) the participant’s deferrals into the IASIS 401(k) Plan have reached the dollar limit stipulated under Section 402(g) of the Internal Revenue Code ($17,500 in 2014). Excess deferrals are automatically deposited into the non-qualified executive savings plan if these limits are reached. Physician excess deferrals are not matched. Executive excess deferrals are matched at the same rate as contributions to the IASIS 401(k) Plan. There is a five-year service requirement for participants to vest in the Company excess matching contributions. Mr. Lamb was the only named executive officer who participated in the plan in fiscal 2014.

Additional deferrals are contributions to the non-qualified executive savings plan independent of a participant’s 401(k) contribution election. These contributions are voluntary and are capped according to IRS guidelines for such a plan.

The non-qualified executive savings plan offers a range of investment options that act as “benchmark funds.” Benchmark funds are defined as the investment fund or funds used to represent the performance and current deemed balance of a participant’s non-qualified account, which is a notional deferred compensation account. Contributions become part of our general assets. Investment options under the non-qualified executive savings plan are similar to those available under the IASIS 401(k) Plan.

Distributions under the plan will be made in a lump sum upon an eligible employee’s death, disability or separation from service, unless an alternative time and form of distribution is timely elected in accordance with plan terms. In addition, an eligible employee can petition for an immediate distribution of his or her account balance in the event of an unforeseeable emergency.

Potential payments upon termination or change in control

Pursuant to the terms of their employment agreements, each of the named executive officers is entitled to certain payments and benefits upon a termination of employment with the Company due to the named executive officer’s death or disability, upon a termination by the Company with and without “cause” or a resignation by the named executive officer for “good reason” and, in certain circumstances, in connection with a change of control of the Company. Mr. Coyle was also entitled to these benefits under his employment agreement. On February 10, 2015, Mr. Coyle resigned from the Company and received the benefits described below.

Death

The employment agreements provide (and Mr. Coyle’s agreement provided) that the respective estates of Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Coyle are (or were) entitled to receive the following upon the death of such named executive officer:

(i)	all base salary and benefits to be paid or provided to the executive through the date of death;

(ii)	regarding Mr. Whitmer, an amount equal to executive’s base salary at the then-current rate of base salary and the annual cash target bonus;

(iii)	to the extent applicable, an amount equal to the pro rata bonus;

(iv)	regarding Mr. Mazzuca, Mr. Doyle and Mr. Coyle, any other death benefits arrangements available to senior executive officers of the Company on the date of termination;

(v)

regarding Mr. Whitmer, the Company also will provide the executive’s eligible dependents continued health and medical benefits through the date one year after death; the Company may satisfy this obligation by paying such dependents’ health and medical continuation coverage (“COBRA”) premium payments (with the dependents paying the portion of such COBRA payments that the executive was required to pay regarding such dependents prior to death); and

(vi)	all of the executive’s options to purchase shares of capital stock of the Company which are unvested as of death but otherwise scheduled to vest on the first vesting date scheduled to occur following the date of death, will immediately vest and become exercisable while all remaining unvested options will terminate as of death. All of the vested options must be exercised within the earlier of (a) the tenth anniversary of the date the options were granted or (b) two years with Mr. Whitmer, and one year with Mr. Mazzuca, Mr. Doyle and Mr. Coyle, following the date of death.

Mr. Lamb’s employment agreement does not provide for benefits to be paid to upon death.

Disability

Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Coyle are (or were) entitled to receive the following upon the disability of such named executive officer:

(i)	all base salary and benefits to be paid or provided to the executive through the date of disability;

(ii)	regarding Mr. Whitmer, a severance amount equal to the executive’s base salary at the then-current rate of base salary provided, however, that if the date of termination is the date of delivery of the final required physician’s opinion that the executive will be disabled for 6 consecutive months, the payment regarding base salary, with all base salary paid to the executive following the first date that the executive was disabled will equal one hundred and fifty percent (150%) of the executive’s base salary and; provided, further, that amounts payable to the executive must be reduced by the proceeds of any short or long-term disability payments to which the executive may be entitled during such period under policies maintained at the expense of the Company;

(iii)	regarding Mr. Whitmer, an amount equal to 100% of his annual cash target bonus;

(iv)	to the extent applicable, an amount equal to the pro rata bonus;

(v)	regarding Mr. Mazzuca, Mr. Doyle and Mr. Coyle, any other disability benefits arrangements available to senior executive officers of the Company on the date of termination;

(vi)	regarding Mr. Whitmer, the Company will pay for the executive and his eligible dependents’ continued health and medical benefits through the date one year after termination (provided, however, that if the date of termination is the date of delivery of the final physician’s opinion referred to above, the Company will provide health and medical benefits through the date eighteen (18) months following the first date that Executive could not perform his duties; the Company may satisfy this obligation by paying COBRA premium payments regarding the executive and his eligible dependents (with the executive paying the portion of such COBRA payments that executive had to pay prior to termination); and

(vii)	all of the executive’s options to purchase shares of capital stock of the Company which are unvested as of termination but otherwise scheduled to vest on the first vesting date scheduled to occur following the date of termination, will immediately vest and become exercisable while all remaining unvested options will terminate as of termination. All of the vested options must be exercised within the earlier of (a) the tenth anniversary of the date the options were granted or (b) two years with Mr. Whitmer, and one year with Mr. Mazzuca, Mr. Doyle and Mr. Coyle, from the date of disability.

Mr. Lamb’s employment agreement does not provide for benefits to be paid to upon disability.

Termination by the Company for cause

Upon termination for cause, the executive may receive all base salary and benefits to be paid or provided to the executive through the date of termination. If a termination for cause occurs, Mr. Lamb will be required to repay the retention bonus, with such amount being reduced 25% on each anniversary of his employment agreement. As of the date of this prospectus, $50,000 of Mr. Lamb’s retention bonus is subject to repayment if his employment is terminated for cause prior to August 9, 2015.

By the Company without cause

Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Coyle are (or were) entitled to receive the following upon the termination by the Company without cause of such named executive officer:

(i)	all base salary and benefits to be paid or provided to the executive through the date of termination;

(ii)	an amount equal to the sum of (a) two hundred percent (200%), with Mr. Whitmer and Mr. Mazzuca and one hundred fifty percent (150%) with Mr. Doyle and Mr. Coyle, of the executive’s base salary at the then-current rate of base salary and (b) two hundred percent (200%), with Mr. Whitmer and Mr. Mazzuca and one hundred fifty percent (150%) with Mr. Doyle and Mr. Coyle, of the annual cash target bonus;

(iii)	to the extent applicable, an amount equal to the pro rata bonus,

(iv)	a lump sum payment equal to the then present value of all major medical, disability and life insurance coverage through the date two years regarding Mr. Whitmer and Mr. Mazzuca (eighteen months regarding Mr. Doyle and Mr. Coyle) after termination, provided that under such circumstances the executive shall make all COBRA premium payments on his own behalf; and

(v)	all of the executive’s options to purchase shares of capital stock of the Company which are unvested as of termination but otherwise scheduled to vest on the first vesting date scheduled to occur following the date of termination, will immediately vest and become exercisable while all remaining unvested options will terminate as of termination. All of the vested options must be exercised within the earlier of (a) the tenth anniversary of the date the options were granted or (b) two years in the case of Mr. Whitmer, and one year in the case of Mr. Mazzuca and Mr. Doyle, following the date of termination.

Mr. Lamb’s employment agreement provides that following his termination by the Company without cause, he will receive an amount equal to one year of base salary, and shall not be required to repay the retention bonus or any amounts due under the applicable relocation program.

By the executive for good reason

The employment agreements provide that Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Coyle are (or were) entitled to receive the following upon the resignation by such executive for good reason:

(i)	all base salary and benefits to be paid or provided to the executive through the date of termination;

(ii)	an amount equal to the sum of (a) two hundred percent (200%), with Mr. Whitmer and Mr. Mazzuca and one hundred fifty percent (150%), with Mr. Doyle and Mr. Coyle, of the executive’s base salary at the then-current rate of base salary and (b) two hundred percent (200%), with Mr. Whitmer and Mr. Mazzuca and one hundred fifty percent (150%), with Mr. Doyle and Mr. Coyle, of the annual cash target bonus;

(iii)	to the extent applicable, an amount equal to the pro rata bonus;

(iv)	a lump sum payment equal to the then present value of all major medical, disability and life insurance coverage through the date two years regarding Mr. Whitmer and Mr. Mazzuca (eighteen months regarding Mr. Doyle and Mr. Coyle) after termination, provided that under such circumstances the executive shall make all COBRA premium payments on his own behalf; and

(v)	all of the executive’s options to purchase shares of capital stock of the Company which are unvested as of termination but otherwise scheduled to vest on the first vesting date scheduled to occur following the date of termination, will immediately vest and become exercisable while all remaining unvested options will terminate as of termination. All of the vested options must be exercised within the earlier of (a) the tenth anniversary of the date the options were granted or (b) two years, in the case of Mr. Whitmer, and one year, in the case of Mr. Mazzuca, Mr. Doyle and Mr. Coyle, following the date of termination.

Mr. Lamb’s employment agreement does not address this scenario.

By the executive without good reason or the executive’s failure to extend the employment term

Upon termination by the executive without good reason or failure to extend the employment term, the executive may receive (or may have been entitled to receive) all base salary and benefits to be paid or provided to the executive through the date of termination. Mr. Lamb’s employment agreement also provides that he will be required to pay the remaining 25% of the retention bonus upon termination due to non-renewal at the end of the term.

Definition of good reason

Each of the following events constitute “good reason” for resignation for the employment agreements of Mr. Whitmer, Mr. Mazzuca and Mr. Doyle. Mr. Coyle’s employment agreement contained the same definition:

(i)	regarding Mr. Whitmer, the one-year anniversary of any Change of Control (as defined below) unless the acquirer is in the healthcare facilities business, in which case the one-year anniversary will be reduced to six months after the date of the Change of Control;

(ii)	the removal of the executive from or failing to elect or re-elect the executive to his or her respective positions within the Company or on the board;

(iii)	any material reduction in duties or responsibilities (including on a Change in Control, in the case of Mr. Mazzuca) of the respective executive or any assignment materially inconsistent with his position;

(iv)	relocation of the executive’s principal office under certain circumstances without his approval;

(v)	failure of the Company to maintain certain indemnification provisions in its organizational documents; and

(vi)	any breach by the Company of the respective employment agreement.

Mr. Lamb’s employment agreement does not address termination for good reason.

The Company’s failure to extend the employment term

The employment agreements provide that Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Coyle are (or were) entitled to receive the following upon the Company’s failure to the extend the employment term:

(i)	all base salary and benefits to be paid or provided to the executive through the date of termination;

(ii)	an amount equal to the sum of (i) the executive’s base salary at the then-current rate of base salary and (ii) the annual cash target bonus;

(iii)	to the extent applicable, an amount equal to the pro rata bonus;

(iv)	a lump sum payment equal to the then present value of all major medical, disability and life insurance coverage through the date one year after termination, provided that under such circumstances the executive shall make all COBRA premium payments on his own behalf; and

(v)	regarding Mr. Whitmer, all of the executive’s options to purchase shares of capital stock of the Company which are unvested as of termination but otherwise scheduled to vest on the first vesting date scheduled to occur following the date of termination, will immediately vest and become exercisable while all remaining unvested options will terminate as of termination. All of the vested options must be exercised within the earlier of (i) the tenth anniversary of the date the options were granted and (ii) two years following the date of termination.

Mr. Lamb will receive the following upon the Company’s failure to extend the employment term: (i) a waiver of the obligation to repay the remaining 25% of his retention bonus; and (ii) an amount equal to one year of base salary.

Resignation

Mr. Lamb’s employment agreement provides that upon his resignation during the term, Mr. Lamb will be entitled to base salary and benefits to be paid or provided to Mr. Lamb through the date of resignation. In addition, if Mr. Lamb resigns prior to August 9, 2015, he will be required to repay 25% of the retention bonus.

Definition of change of control

The employment agreements of Mr. Whitmer and Mr. Mazzuca define a change of control as any transaction where a person or group of persons (other than the present private equity investors in the Company or their affiliates):

(i)	acquire a majority interest in the Company or IASIS Investment, its parent; or

(ii)	acquire all or substantially all of the assets of the Company or IASIS Investment, its parent.

The initial public offering of the Company’s shares or any secondary offering of such shares will not constitute change control.

In addition, the employment agreements contain non-competition and non-solicitation provisions under which Mr. Whitmer, Mr. Mazzuca, Mr. Doyle and Mr. Lamb will not compete with the Company or its subsidiaries within 25 miles of the location of any hospital we manage for two years (eighteen months regarding Mr. Doyle and twelve months regarding Mr. Lamb) following the date of termination of such person’s employment. The agreements provide that such person will not solicit or recruit our business partners and employees, respectively. Mr. Coyle’s employment agreement contained these same provisions, with the length of his non-competition period being 18 months.

The 2004 stock option plan

Vesting date of options

Each option grant agreement must indicate the date or conditions under which the option will become exercisable. However, unless otherwise provided in a participant’s option grant agreement, if within the two-year period following a Change of Control the executive’s employment is:

(i)	terminated by the company or its Affiliates without cause; or

(ii)	terminated by the executive with good reason,

all of the executive’s options granted shall immediately become vested and exercisable.

Definition of change of control

The 2004 Stock Option Plan defines Change of Control in substantially the same way as the employment agreements of Mr. Whitmer and Mr. Mazzuca.

Definition of good reason

The 2004 Stock Option Plan defines good reason as:

(i)	a material reduction in an executive’s duties and responsibilities other than a change in such executive’s duties and responsibilities that results from becoming part of a larger organization following a Change of Control;

(ii)	a decrease in an executive’s base salary or benefits other than a decrease in benefits that applies to all employees of the company otherwise eligible to participate in the affected plan; or

(iii)	a relocation of an executive’s primary work location over 50 miles from the executive’s primary work location immediately before a Change of Control, without written consent.

Definition of cause

The 2004 Stock Option Plan defines termination with cause as the termination of the executive’s employment because of:

(i)	dishonesty in the performance of such executive’s duties;

(ii)	the executive’s willful misconduct with such executive’s duties or any act or omission materially injurious to the financial condition or business reputation of the Company or any of its subsidiaries or affiliates;

(iii)	a breach by an executive of the participant’s duty of loyalty to the Company and its affiliates;

(iv)	the executive’s unauthorized removal from the premises of the Company of any document (in any medium or form) relating to the Company or the customers of the Company; or

(v)	the commission by the executive of any felony or other serious crime involving moral turpitude.

RSUs

RSUs vest in full on the third anniversary of the grant date or, if earlier, upon a qualifying change of control, subject in all cases to the individual continuing to provide services to the Company as of such date. (Upon termination of a named executive officer’s employment for any reason, such named executive officer’s RSUs shall immediately be forfeited and cancelled for no consideration as of the named executive officer’s date of termination of employment and without any further action taken by any party.) Upon vesting, the RSUs will either be settled in shares of Company common stock corresponding to the number of RSUs underlying the grant or in cash based upon the then-current fair market value, at the discretion of the Company. A “change of control”, for purposes of the RSUs, is defined in substantially the same manner as the 2004 Stock Option Plan.

Summary of payments made upon termination or a change of control

The following tables describe the potential payments and benefits under our compensation and benefit plans and arrangements to which Messrs. Whitmer, Mazzuca, Doyle, Coyle and Lamb would be entitled upon a termination of their employment under their employment agreements assuming a termination of employment and a change in control had each occurred on September 30, 2014 (the last business day of our last completed fiscal year).

	Involuntary termination without cause ($)	Involuntary termination for cause ($)		Resignation ($)		Resignation for good reason ($)	Retirement ($)	Death ($)	Disability ($)	Change in control ($)

W. Carl Whitmer
Cash severance	3,400,000	—		—		3,400,000	—	1,700,000	1,700,000	3,400,000
Health and welfare continuation	31,995	—		—		31,995	—	31,995	31,995	31,995
Equity Acceleration(3)	—	—		—		—	—	—	—	3,852,900

Total	3,431,995	—		—		3,431,995	—	1,731,995	1,731,995	7,284,895

Philip J. Mazzuca
Cash severance	2,187,500	—		—		2,187,500	—	625,000	625,000	2,187,500
Health and welfare continuation	31,653	—		—		31,653	—	31,653	31,653	31,653
Equity Acceleration(3)	—	—		—		—	—	—	—	918,000

Total	2,219,153	—		—		2,219,153	—	656,653	656,653	3,137,153

John M. Doyle
Cash severance	990,000	—		—		990,000	—	440,000	440,000	—
Health and welfare continuation	24,217	—		—		24,217	—	24,217	24,217	—
Equity Acceleration(3)	—	—		—		—	—	—	—	437,400

Total	1,014,217	—		—		1,014,217	—	464,217	464,217	437,400

Frank A. Coyle(1)
Cash severance	927,113	—		—		927,113	—	409,538	409,538	—
Health and welfare continuation	24,353	—		—		24,353	—	24,353	24,353	—
Equity Acceleration(3)	—	—		—		—	—	—	—	303,750

Total	951,466	—		—		951,466	—	433,891	433,891	303,750

Edward H. Lamb
Cash severance	461,250	—	(2)	—	(2)	—	—	461,250	461,250	—
Health and welfare continuation	—	—		—		—	—	—	—	—
Equity Acceleration(3)	—	—		—		—	—	—	—	459,000

Total	461,250	—		—		—	—	461,250	461,250	459,000

(1)	Mr. Coyle resigned from the Company on February 10, 2015. In connection with his employment termination, Mr. Coyle entered into a separation agreement with the Company that provides him with termination payments and benefits consistent with the payment and benefits available to him on a without cause termination under his employment agreement (as described above).
(2)	For this scenario, Mr. Lamb is required to repay 25% of his retention bonus, as such amount is reduced 25% on each of the anniversaries of the date of his employment agreement until the fourth anniversary on August 9, 2015.
(3)	No acceleration value in respect of unvested stock options is included in the table because the Company’s fair market value as of the last day of its most recent fiscal year is not in excess of the exercise prices of any unvested stock options.

Director compensation for fiscal 2014

The following table and text discuss the compensation of persons who served as members of our Board of Directors during all or part of 2014, other than Mr. Whitmer whose compensation is discussed under “Executive Compensation” above and who was not separately compensated for board service.

Name	Fees earned or paid in cash ($)	RSU awards ($)	Option awards ($)	All other compensation ($)	Total ($)
Jonathan J. Coslet	—	—	—	—	—
David Dupree	—	—	—	—	—
Thomas C. Geiser	12,500	103,332	—	—	115,832
Kirk E. Gorman	46,250	103,332	—	—	149,582
Greg Kranias(1)	—	—	—	—	—
Todd B. Sisitsky	—	—	—	—	—
Paul S. Levy	—	—	—	—	—
Jeffrey C. Lightcap	—	—	—	—	—
Sharad Mansukani	81,250	206,665	—	—	287,915
David R. White	150,000	—	—	—	150,000

Name	Aggregate options held at fiscal year end	Aggregate RSU awards held at fiscal year end
Jonathan J. Coslet	—	—
David Dupree	—	—
Thomas C. Geiser	—	11,111
Kirk E. Gorman	2,146	11,275
Greg Kranias(1)	—	—
Todd B. Sisitsky	—	—
Paul S. Levy	—	—
Jeffrey C. Lightcap	—	—
Sharad Mansukani	2,146	24,222
David R. White	11,250	—

(1)	Mr. Kranias resigned from the Board of Directors in January 2015.

Effective July 1, 2014, the Company entered into compensation agreements with Messrs. Gorman, Geiser and Dr. Mansukani. Effective as of his appointment as Lead Independent Director on June 1, 2015, Dr. Mansukani’s annual cash payment was increased from $100,000 to $250,000 for his services to the Board. He was also awarded 22,222 RSUs during fiscal 2014. Under their compensation agreements, Messrs. Geiser and Gorman each will receive $50,000 in cash annually and were each awarded 11,111 RSUs.

Mr. White received $150,000 in fiscal year 2014 for his continued services to the Company as Chairman. Our other directors, including Mr. Whitmer, receive no compensation for their services. We do, however, reimburse them for travel expenses and other out-of-pocket costs in connection with attendance at Board of Directors and committee meetings.

Principal and selling stockholders

The following table presents information as of June 30, 2015 regarding beneficial ownership of shares of our common stock for (a) each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of common stock, (b) each member of our Board of Directors, (c) each of our named executive officers, (d) all of our directors and executive officers as a group, and (e) each other selling stockholder.

When reviewing the following table, be aware that the amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct voting such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 15,016,097 shares of our common stock outstanding as of June 30, 2015. Shares of our common stock that a person has the right to acquire within 60 days of June 30, 2015 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated, the address of each person listed below is 117 Seaboard Lane, Building E, Franklin, Tennessee 37067.

Name and address of beneficial owners	Shares beneficially owned prior to this offering			Number of shares being offered in this offering	Number of shares subject to option in this offering	Shares beneficially owned after this offering (without option)		Shares beneficially owned after this offering (with option exercised in full)
	Number	Percent				Number	Percent	Number	Percent

5% stockholders:
IASIS Investment LLC(1)	14,600,000	97.2%

Directors and named executive officers:
W. Carl Whitmer(2)	69,787		*
Phillip J. Mazzuca	—	—
John M. Doyle(2)	33,984		*
Frank A. Coyle	36,563		*
Edward H. Lamb	—	—
Jonathan J. Coslet(3)	—	—
David Dupree	—	—
Thomas C. Geiser	—	—
Kirk E. Gorman(4)	7,278		*
Todd B. Sisitsky(3)	—	—
Paul S. Levy(5)	2,744,800	18.3%
Jeffrey C. Lightcap	—	—
Sharad Mansukani(4)	5,654		*
David R. White(2)	170,076	1.1%
Current directors and executive officers as a group (18 persons)(2)	3,108,142	20.7%

*	Less than 1%.

(1)	The managing member of IASIS Investment is TPG IASIS IV LLC, a Delaware limited liability company, whose sole member is TPG Partners IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the shares held by IASIS Investment. Messrs. Bonderman and Coulter disclaim beneficial ownership of such shares except to the extent of their pecuniary interest. The address of each of Advisors III, Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Investment funds affiliated with TPG, JLL and Trimaran hold 74.4%, 18.8% and 6.8% of the membership interests of IASIS Investment, respectively.

(2)	Includes the following shares of common stock subject to options exercisable or exercisable within 60 days of June 30, 2015: Mr. Whitmer, 8,750; Mr. Mazzuca, 0; Mr. Doyle, 25,000; Mr. Coyle, 15,000; Mr. Lamb, 0; Mr. White, 11,250; and all current directors and executive officers as a group (18 persons), 104,292.

(3)	Jonathan J. Coslet is a TPG Senior Partner and Todd B. Sisitsky is a TPG Partner. Neither Mr. Coslet nor Mr. Sisitsky has voting or investment power over and each disclaims beneficial ownership of the shares of common stock owned by IASIS Investment. The address of Mr. Coslet and Mr. Sisitsky is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(4)	Represents shares of restricted stock and options which are exercisable within 60 days of June 30, 2015, granted to Mr. Gorman and Dr. Mansukani under Director Compensation and Restricted Stock Award Agreements.

(5)	Mr. Levy is a managing director of JLL, which may be deemed to beneficially own 2,744,800 shares of our common stock through its interest in IASIS Investment.

Certain relationships and related party transactions

Management services agreement

We are party to a management services agreement with management companies affiliated with TPG, JLL and Trimaran. The management services agreement provides that in exchange for consulting and management advisory services, we will pay an aggregate monitoring fee of 0.25% of budgeted total revenue up to a maximum of $5.0 million per fiscal year to management companies affiliated with TPG and JLL and reimburse them for their reasonable disbursements and out-of-pocket expenses. For each of the years ended September 30, 2014, 2013 and 2012, we paid $5.0 million in monitoring fees under the management services agreement.

IASIS Investment limited liability company operating agreement

TPG is party to the limited liability company operating agreement of IASIS Investment with Trimaran and JLL. Investment funds affiliated with TPG, JLL and Trimaran hold approximately 74.4%, 18.8% and 6.8%, respectively, of the equity interests of IASIS Investment, respectively. TPG IASIS IV LLC is the managing member of IASIS Investment. Pursuant to the limited liability company operating agreement of IASIS Investment, JLL is entitled to nominate two directors to our Board of Directors. TPG is entitled to nominate the remaining directors. Messrs. Levy and Lightcap serve on our Board of Directors as designees of JLL. The remaining directors serve as designees of TPG. The right of JLL to nominate two directors is subject to its holdings remaining at or above 50% of its original interest. In the event JLL’s holdings fall below 50% of its original interest but remain at or above 25% of its original interest, JLL will have the right to nominate one director. If JLL’s holdings fall below 25% of its original interest it will not have the right to nominate any directors. In connection with this offering, we expect to enter into a stockholders agreement with IASIS Investment regarding nomination rights and the terms of the IASIS Investment limited liability company operating agreement may be amended accordingly, as determined by the Sponsors.

Investor rights agreement

We are party to an investor rights agreement with IASIS Investment. Pursuant to this agreement, IASIS Investment can cause us to register shares of our common stock for sale under the Securities Act and to maintain a shelf registration statement effective with respect to such shares. IASIS Investment also is entitled to participate on a pro rata basis in any registration of our equity interests under the Securities Act that we may undertake. The agreement also grants IASIS Investment preemptive rights over certain additional issuances of equity securities by us.

Management stockholders agreement

We are party to a stockholders agreement with certain members of management. This agreement provides for drag along rights, tag along rights, transfer restrictions and, in some cases, Company call rights, with respect to shares held by management stockholders. In connection with this offering, the material provisions of this agreement will terminate in accordance with their terms.

Related party transactions policy

Prior to this offering, on an annual basis, each director, director nominee and executive officer is required to complete a Director and Officer’s Questionnaire that requires disclosure of any transaction in which the director or executive officer has a direct or indirect material interest and in which the company participates and the amount involved exceeds $120,000. The board has not adopted a formal policy for the review, approval or ratification of such transactions. However, pursuant to our corporate code of ethics, executive officers may not participate in, or benefit from, a related party transaction without the approval of our compliance officer.

In connection with this offering, we have adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our audit committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related party transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related party’s interest.

Description of indebtedness

As of June 30, 2015, we had the following debt arrangements through our operating subsidiary, IASIS Healthcare:

•	Up to $1.325 billion under our senior secured credit facilities; and
•	$849.9 million under our 8.375% senior notes due 2019.

At June 30, 2015, amounts outstanding under our senior secured credit facilities consisted of $981.9 million in term loans. In addition, we had $83.7 million in letters of credit outstanding under the revolving credit facility. The weighted average interest rate of outstanding borrowings under the senior secured credit facilities was 4.6% for the year ended September 30, 2014, compared to 4.8% in the prior year, and 4.5% for each of the nine months ended June 30, 2015 and 2014.

$1.325 billion senior secured credit facilities

IASIS Healthcare, our operating subsidiary, is the borrower under a senior credit agreement (the “Amended and Restated Credit Agreement”) for which we and certain of our other subsidiaries serve as guarantors. The Amended and Restated Credit Agreement provides for senior secured financing of up to $1.325 billion consisting of (1) a $1.025 billion senior secured term loan facility maturing in May 2018 and (2) a $300.0 million senior secured revolving credit facility maturing in May 2016, of which up to $150.0 million may be utilized for the issuance of letters of credit (together, the “Senior Secured Credit Facilities”). Principal under the senior secured term loan facility is due in consecutive equal quarterly installments in an aggregate annual amount equal to 1% of the principal amount of $1.007 billion outstanding as of the effective date, February 20, 2013, of a repricing amendment, with the remaining balance due upon maturity of the senior secured term loan facility. The senior secured revolving credit facility does not require principal installment payments prior to maturity. On September 12, 2014, the Amended and Restated Credit Agreement was amended to, among other things, extend the deadline by which we must reinvest the proceeds of certain asset sales from 12 months to 24 months.

Borrowings under the senior secured term loan facility (giving effect to the repricing amendment) bear interest at a rate per annum equal to, at our option, either (1) a base rate (the “base rate”) determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) a one-month LIBOR rate, subject to a floor of 1.25%, plus 1.00%, in each case, plus a margin of 2.25% per annum or (2) the LIBOR rate for the interest period relevant to such borrowing, subject to a floor of 1.25%, plus a margin of 3.25% per annum. Borrowings under the senior secured revolving credit facility generally bear interest at a rate per annum equal to, at our option, either (1) the base rate plus a margin of 2.50% per annum, or (2) the LIBOR rate for the interest period relevant to such borrowing plus a margin of 3.50% per annum. In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we are required to pay a commitment fee on the unutilized commitments under the senior secured revolving credit facility, as well as pay customary letter of credit fees and agency fees.

The Senior Secured Credit Facilities are unconditionally guaranteed by us and certain of our subsidiaries (collectively, the “Credit Facility Guarantors”) and are required to be guaranteed by all of IASIS Healthcare’s future material wholly owned subsidiaries, subject to certain exceptions. All obligations under the Amended and Restated Credit Agreement are secured, subject to certain exceptions, by substantially all of our assets and the assets of IASIS Healthcare and the Credit Facility Guarantors, including (1) a pledge of 100% of IASIS Healthcare’s equity interests and those of the Credit Facility Guarantors other than us, (2) mortgage liens on all of IASIS Healthcare’s material real property and that of the Credit Facility Guarantors, and (3) all proceeds of the foregoing.

The Amended and Restated Credit Agreement requires IASIS Healthcare to mandatorily prepay borrowings under the senior secured term loan facility with net cash proceeds of certain asset dispositions, certain casualty events, certain borrowings or debt issuances, and from a percentage of annual excess cash flow.

The Amended and Restated Credit Agreement contains certain restrictive covenants, including, among other things: (1) limitations on the incurrence of debt and liens; (2) limitations on investments other than, among other exceptions, certain acquisitions that meet certain conditions; (3) limitations on the sale of assets outside of the ordinary course of business; (4) limitations on dividends and distributions; and (5) limitations on transactions with affiliates, in each case, subject to certain exceptions. The Amended and Restated Credit Agreement also contains certain customary events of default, including, without limitation, a failure to make payments under the Senior Secured Credit Facilities, cross-defaults, certain bankruptcy events and certain change of control events.

On May 15, 2015, we entered into a waiver agreement with our senior lenders with respect to information previously provided to senior lenders which contained the prior information that has been subsequently updated by IASIS Healthcare’s delivery of certain amended filings on Form 10-K/A and Form 10-Q/A (including the financial statements contained therein). The waiver agreement, effectuates a release by the senior lenders of any claims related to the prior information (and related claims).

8.375% senior notes due 2019

IASIS Healthcare and IASIS Capital Corporation (together, the “Issuers”) issued an $850.0 million aggregate principal amount of Senior Notes, which mature on May 15, 2019, pursuant to an indenture, dated as of May 3, 2011, among the Issuers and certain of the Issuers’ wholly owned domestic subsidiaries that guarantee the Senior Secured Credit Facilities (the “Notes Guarantors”) (the “Indenture”). The Indenture provides that the Senior Notes are general unsecured, senior obligations of the Issuers, and are unconditionally guaranteed on a senior unsecured basis by certain subsidiaries of IASIS Healthcare.

The Senior Notes bear interest at a rate of 8.375% per annum, payable semi-annually, in cash in arrears, on May 15 and November 15 of each year. The Issuers may redeem the Senior Notes in whole or in part, at anytime on or after May 15, 2015, at the redemption prices set forth below, plus accrued and unpaid interest and special interest, if any, to but excluding the redemption date, subject to compliance with certain conditions:

Date	Percentage
May 15, 2015	104.188%
May 15, 2016	102.094%
May 15, 2017 and thereafter	100.000%

The Indenture contains covenants that limit the Issuers’ (and their restricted subsidiaries’) ability to, among other things: (1) incur additional indebtedness or liens or issue disqualified stock or preferred stock; (2) pay dividends or make other distributions on, redeem or repurchase their capital stock; (3) sell certain assets; (4) make certain loans and investments; (5) enter into certain transactions with affiliates; (6) impose restrictions on the ability of a subsidiary to pay dividends or make payments or distributions to us and our restricted subsidiaries; and (7) consolidate, merge or sell all or substantially all of their assets. These covenants are subject to a number of important limitations and exceptions.

The Indenture also provides for events of default, which, if any of them occurs, may permit or, in certain circumstances, require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes to be due and payable immediately. If the Issuers experience certain kinds of changes of control, they must offer to purchase the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest and special interest, if any, to but excluding the repurchase date. Under certain circumstances, the Issuers will have the ability to make certain payments to facilitate a change of control transaction and to provide for the assumption of the Senior Notes by a new parent company resulting from such change of control transaction. If such change of control transaction is facilitated, the Issuers will be released from all obligations under the Indenture and the Issuers and the trustee will execute a supplemental indenture effectuating such assumption and release.

On October 31, 2014, IASIS Healthcare LLC completed an offer to purchase up to $210.0 million aggregate principal amount of its outstanding Senior Notes. The Issuers were required to make the offer to purchase under the terms of the Indenture governing the Senior Notes using excess proceeds from certain asset dispositions. The offer to purchase was made at a price equal to 100% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest, to but excluding the redemption date. Holders validly tendered $0.1 million in aggregate principal amount of the Senior Notes, all of which was accepted by the Issuers. IASIS Healthcare LLC made payment to settle all validly tendered Senior Notes on November 6, 2014. At June 30, 2015, the outstanding principal balance of the Senior Notes was $849.9 million.

Other

We executed interest rate swaps with Citibank, N.A. (“Citibank”) and Barclays Bank PLC (“Barclays”), as counterparties, with notional amounts totaling $350.0 million, of which $50.0 million expired on September 30, 2014. The remaining agreements were effective March 28, 2013 and expire September 30, 2015 and September 30, 2016. Under these remaining agreements, we are required to make quarterly fixed rate payments to the counterparties at annual rates ranging from 1.9% to 2.2%. The counterparties are obligated to make quarterly floating rate payments to us based on the three-month LIBOR rate, each subject to a floor of 1.25%.

Description of capital stock

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. We intend to amend and restate our certificate of incorporation and bylaws in connection with this offering. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Common stock

Dividend rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the Board of Directors may determine from time to time. See “Dividend policy.”

Voting rights.    Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock will have no cumulative voting rights.

Preemptive rights.    Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or redemption rights.    Our common stock will be neither convertible nor redeemable.

Liquidation rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred stock

Our Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover effects of our certificate of incorporation and our bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

Corporate opportunities

Our certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of the Sponsors and their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer (and there shall be no restriction on such parties using the general knowledge and understanding of the Company or our industry to consider or pursue other opportunities or to make investment, voting, monitoring, governance or other decisions relating to other entities or securities).

Limitation on directors’ liability and indemnification

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person for such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, regarding any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL grants each corporation organized the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person for the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made under Section 145(b) of the DGCL regarding any claim, issue or matter which such person shall have been adjudged to be liable to the corporation unless and only if the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances , such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Our bylaws require that we indemnify our directors and officers to the full extent of the DGCL and also allow the Board of Directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from suing directors for breach of their fiduciary duty. They also may reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these indemnification provisions.

Transfer agent and registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “IAS.”

Shares eligible for future sale

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock, including shares issued upon exercising outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price we deem appropriate.

Upon consummating this offering, we will have outstanding              shares of common stock. In addition, we will have outstanding options to purchase an aggregate of              shares of our common stock and RSUs representing an aggregate of              shares. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144 under the Securities Act, which we summarize below.

Subject to the transfer restrictions described below, the restricted shares and the shares held by our affiliates will be available for sale in the public market:

•	shares will be eligible for sale at various times after the date of this prospectus pursuant to Rule 144; and

•	shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rule 144.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which was equal to approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up agreements

In connection with this offering, we, our executive officers and directors, the selling stockholders and the Sponsors have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of certain of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Registration on Form S-8

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable under our equity incentive plans. As a result, shares issued pursuant to our equity incentive plans, including upon exercise of stock options, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates.

As of June 30, 2015,             shares (and, following the offering, an additional             , for a total of              shares) of common stock were reserved under our stock incentive plans for future issuance in connection with the exercise of outstanding options awarded under this plan. Options with respect to              of these shares were vested as of June 30, 2015 and additional options to purchase              shares of common stock could vest subsequent to June 30, 2015.

Registration rights

Under our investor rights agreement, we have granted the Sponsors the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. These shares will represent approximately     % of our outstanding common stock after this offering (    % if the option to purchase additional shares is exercised in full). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions with shares held by persons deemed our affiliates. In connection with this offering, we may enter into a new registration rights agreement with the Sponsors that modifies or supersedes the investor rights agreement.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain relationships and related party transactions.”

Material United States federal income and estate tax consequences to Non-U.S. holders

The following is a summary of material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of shares of our common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our common stock are held by a Non-U.S. Holder as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities or arrangements, certain U.S. expatriates or former long-term residents of the United States, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or persons that have a “functional currency” other than the U.S. dollar). In addition, except as explicitly addressed herein, this summary does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction or any considerations relating to the alternative minimum tax or the 3.8% tax on net investment income.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock that for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other organization taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on shares of our common stock

As discussed under “Dividend policy” above, we do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. In the event that we do make a distribution of cash or property with respect to shares of our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles, and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current or accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s adjusted tax basis in its shares of our common stock, as determined on a share-per-share basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on sale, exchange or other taxable disposition of our common stock.”

Any dividends paid to a Non-U.S. Holder with respect to shares of our common stock generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with an appropriate and validly completed IRS Form W-8, such as:

•

IRS Form W-8BEN (or successor form) or IRS Form W-8BEN-E (or successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty; or

•

IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on shares of our common stock is not subject to withholding tax because it is effectively connected with conduct of a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates on a net income basis as described below).

The certifications described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

If dividends are effectively connected with the conduct of a trade or business in the United States of the Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will generally be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if such Non-U.S. Holder is taxable as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% of its effectively connected earnings and profits for the taxable year, unless an applicable income tax treaty provides otherwise.

Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in the section entitled “Foreign Account Tax Compliance Act.”

Gain on sale, exchange or other taxable disposition of shares of our common stock

Subject to the discussion below under “Backup Withholding and Information Reporting” and “Foreign Account Tax Compliance Act,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period with respect to the applicable shares of our common stock (the “relevant period”) and certain other conditions are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition.

With respect to the second exception above, although there can be no assurance, we believe we are not, and we do not currently anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as (a) our common stock is regularly traded on an established securities market (within the meaning of Internal Revenue Code Section 897(c)(3)) during the calendar year in which such sale, exchange or other taxable disposition of our common stock occurs and (b) such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the relevant period. If we are a USRPHC and the requirements of (a) or (b) are not met, gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the “branch profits tax” generally will not apply. Prospective investors are urged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United

States, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” on its effectively connected earnings and profits at a rate of 30%, unless an applicable income tax treaty provides otherwise.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act, as modified by Treasury regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the United States and a non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such agreement (collectively, “FATCA”) generally will impose a U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from a sale or other disposition of our common stock unless such persons comply with complicated information reporting, disclosures and certification requirements. This new regime requires, among other things, a broad class of persons to obtain, disclose and report information about their investors and account holders. These requirements are different from and in addition to the certification requirements described elsewhere in this discussion. The withholding rules apply currently to payments of dividends on shares of our common stock, and are scheduled to apply to payments of gross proceeds from the sale or other dispositions of our common stock paid after December 31, 2016. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup withholding and information reporting

We or a financial intermediary must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on shares of our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. These information reporting requirements apply even if withholding was not required. In addition to the requirements described above under “—Foreign Account Tax Compliance Act,” a Non-U.S. Holder generally will be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or such other applicable form and documentation as required by the Internal Revenue Code or the U.S. Treasury Regulations promulgated thereunder) certifying under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Internal Revenue Code). Dividends paid to Non-U.S. Holders subject to the U.S. federal withholding tax, as described above In “—Distributions on shares of our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a United States person (as defined in the Internal Revenue Code) and satisfies certain other requirements, or otherwise establishes an exemption. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker, and dispositions otherwise effected through a non-U.S. office generally will not be subject to information reporting. Generally, backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a non-U.S. broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Non-U.S. Holder can be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal estate tax

Shares of our common stock held (or treated as held) by an individual who is not a U.S. citizen or resident (as defined for U.S. federal estate tax purposes) at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Underwriting (conflicts of interest)

We are offering the shares of common stock described in this prospectus through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters dated the date of this prospectus. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
Evercore Group L.L.C.
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
BMO Capital Markets Corp.
TPG Capital BD, LLC
Robert W. Baird & Co. Incorporated

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to              additional shares of common stock from the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of common stock. If any shares are purchased with this option to purchase additional shares of common stock, the underwriters will purchase such shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by the selling stockholders
	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares

Per Share	$	$	$	$

Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and transfer agent and registrar expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of certain of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, officers and selling stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock listed on the NYSE under the symbol “IAS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives of the underwriters can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives of the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000, or the FSMA, (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons”. The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(1)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(2)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, which for purposes of this section we refer to as the Shares, may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(3)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, which we refer to as Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Other relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Certain underwriters and/or their affiliates, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities LLC, Goldman, Sachs & Co., and Citigroup Global Markets Inc. are lenders and/or agents under our Senior Secured Credit Facilities or acted as bookrunners in connection with the offering of our Senior Notes. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments

Conflicts of interest

Affiliates of TPG Capital BD, LLC, an underwriter of this offering, will beneficially own in excess of 10% of our issued and outstanding common stock following this offering. Therefore, TPG Capital BD, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121(f)(5)(B). In addition, because IASIS Investment is an affiliate of TPG Capital BD, LLC and, as the selling stockholder, could receive more than 5% of the net proceeds of this offering, TPG Capital BD, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the underwriters primarily responsible for managing this public offering do not have a “conflict of interest” under Rule 5121, are not an affiliate of any underwriter that does have a “conflict of interest” under Rule 5121 and meet the requirements of paragraph (f)(12)(E) of Rule 5121. In accordance with FINRA Rule 5121(c), no sales of the shares will be made by TPG Capital BD, LLC to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Use of proceeds.”

Legal matters

Certain legal matters in connection with the offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York, in connection with this offering.

Experts

The consolidated financial statements of IASIS Healthcare Corporation at September 30, 2014 and 2013, and for each of the three years in the period ended September 30, 2014, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

IASIS Healthcare Corporation

Report of independent registered public accounting firm

To the Board of Directors of

IASIS Healthcare Corporation

We have audited the accompanying consolidated balance sheets of IASIS Healthcare Corporation (“the Company”) as of September 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended September 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IASIS Healthcare Corporation at September 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2014, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1A, the consolidated financial statements have been restated to correct errors in revenue recognition for one of the Company’s managed Medicaid plans and for certain other errors.

/s/ Ernst & Young LLP

Nashville, Tennessee

January 30, 2015, except for Note 1A, as to which the date is August 26, 2015

IASIS Healthcare Corporation

Consolidated balance sheets

(In thousands)

	September 30, 2014	September 30, 2013
	Restated
ASSETS

Current assets
Cash and cash equivalents	$341,739	$553,487
Accounts receivable, less allowance for doubtful accounts of $220,797 and $255,725 at September 30, 2014 and 2013, respectively	305,654	371,006
Inventories	57,632	57,781
Deferred income taxes	1,987	26,096
Prepaid expenses and other current assets	216,563	126,412
Assets held for sale	50,151	119,141

Total current assets	973,726	1,253,923

Property and equipment, net	826,478	833,169
Goodwill	814,498	816,410
Other intangible assets, net	23,331	25,957
Other assets, net	62,362	66,162

Total assets	$2,700,395	$2,995,621

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$128,359	$129,542
Salaries and benefits payable	71,121	62,884
Accrued interest payable	28,820	27,519
Medical claims payable	79,449	57,514
Other accrued expenses and current liabilities	73,486	92,553
Current portion of long-term debt, capital leases and other long-term obligations	12,690	13,221
Advance on divestiture	—	144,803
Liabilities held for sale	9,171	3,208

Total current liabilities	403,096	531,244

Long-term debt, capital leases and other long-term obligations	1,841,110	1,852,822
Deferred income taxes	100,499	115,592
Other long-term liabilities	117,202	122,939

Non-controlling interests with redemption rights	108,156	105,464

Equity
Preferred stock—$0.01 par value; 5,000,000 share authorized; no shares issued	—	—
Common stock—$0.01 par value; 100,000,000 voting and 10,000,000 non-voting common shares authorized; 15,016,097 and 14,625,735 voting common shares issued and outstanding at September 30, 2014 and 2013, respectively; no non-voting common shares issued	150	146
Additional paid-in-capital	145,330	260,657
Accumulated other comprehensive loss	(2,344)	(3,629)
Retained earnings (accumulated deficit)	(22,480)	625

Total stockholders’ equity	120,656	257,799
Non-controlling interests	9,676	9,761

Total equity	130,332	267,560

Total liabilities and equity	$2,700,395	$2,995,621

See accompanying notes.

IASIS Healthcare Corporation

Consolidated statements of operations

(In thousands)

	Year ended September 30,
	2014	2013	2012
	Restated

Revenues
Acute care revenue before provision for bad debts	$2,140,270	$2,047,880	$1,917,576
Less: Provision for bad debts	(337,118)	(326,978)	(241,777)

Acute care revenue	1,803,152	1,720,902	1,675,799
Premium and service revenues	699,304	564,152	569,142

Total revenue	2,502,456	2,285,054	2,244,941

Costs and expenses
Salaries and benefits (includes stock-based compensation of $11,891, $3,855 and $10,077, respectively)	892,818	848,010	790,080
Supplies	299,760	294,409	283,663
Medical claims	596,778	467,294	466,125
Rentals and leases	72,714	52,896	42,785
Other operating expenses	426,933	393,633	415,097
Medicare and Medicaid EHR incentives	(14,417)	(20,723)	(21,831)
Interest expense, net	130,818	133,154	137,687
Depreciation and amortization	95,312	94,026	101,264
Management fees	5,000	5,000	5,000

Total costs and expenses	2,505,716	2,267,699	2,219,870

Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	(3,260)	17,355	25,071
Gain (loss) on disposal of assets, net	3,402	(8,982)	2,241

Earnings from continuing operations before income taxes	142	8,373	27,312
Income tax expense (benefit)	(2,464)	3,504	2,108

Net earnings from continuing operations	2,606	4,869	25,204
Earnings (loss) from discontinued operations, net of income taxes	(14,043)	5,708	6,560

Net earnings (loss)	(11,437)	10,577	31,764
Net earnings attributable to non-controlling interests	(11,668)	(7,215)	(8,712)

Net earnings (loss) attributable to IASIS Healthcare Corporation	(23,105)	3,362	23,052

Accrued dividends on preferred stock	—	—	(3,689)

Net earnings (loss) attributable to common stockholders	$(23,105)	$3,362	$19,363

Net earnings (loss) attributable to common stockholders per share
Basic
Diluted
Weighted average common shares outstanding
Basic
Diluted

See accompanying notes.

IASIS Healthcare Corporation

Consolidated statements of comprehensive income (loss)

(In thousands)

	Year ended September 30,
	2014	2013	2012
	Restated
Net earnings (loss)	$(11,437)	$10,577	$31,764

Other comprehensive income (loss)
Change in fair value of highly effective interest rate hedges	2,023	1,662	(5,914)
Amortization of other comprehensive loss related to ineffective interest rate hedges	—	—	2,057

Other comprehensive income (loss) before income taxes	2,023	1,662	(3,857)

Change in income tax benefit (expense)	(738)	(618)	1,432

Other comprehensive income (loss), net of income taxes	1,285	1,044	(2,425)

Comprehensive income (loss)	(10,152)	11,621	29,339

Net earnings attributable to non-controlling interests	(11,668)	(7,215)	(8,712)

Comprehensive income (loss) attributable to IASIS Healthcare Corporation	(21,820)	4,406	20,627

Accrued dividends on preferred stock	—	—	(3,689)

Comprehensive income (loss) attributable to common stockholders	$(21,820)	$4,406	$16,938

See accompanying notes.

IASIS Healthcare Corporation

Consolidated statements of equity

(In thousands)

		Common stock
	Non-controlling interests with redemption rights	Shares	Par value	Additional paid-in- capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total stockholders’ equity	Non- controlling interests	Total equity
Balance at September 30, 2011	$95,977	14,617,866	$146	$246,596	$(2,248)	$62,060	$306,554	$9,790	$316,344
Net earnings	8,643	—	—	—	—	23,052	23,052	69	23,121
Common stock granted as director compensation	—	411	—	—	—	—	—	—	—
Accrued dividends on preferred stock	—	—	—	—	—	(3,689)	(3,689)	—	(3,689)
Dividends on common stock	—	—	—	—	—	(69,369)	(69,369)	—	(69,369)
Distributions to non-controlling interests	(8,580)	—	—	—	—	—	—	(86)	(86)
Repurchase of non-controlling interests	(589)	—	—	—	—	—	—	—	—
Acquisition related adjustments to redemption value of non-controlling interests with redemption rights	438	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	10,077	—	—	10,077	—	10,077
Other comprehensive loss	—	—	—	—	(2,425)	—	(2,425)	—	(2,425)
Income tax benefit from exercised employee stock options	—	—	—	6	—	—	6	—	6
Other	(3,479)	—	—	—	—	—	—	10	10
Adjustment to redemption value of non-controlling interests with redemption rights	6,754	—	—	—	—	(6,754)	(6,754)	—	(6,754)

Balance at September 30, 2012	99,164	14,618,277	146	256,679	(4,673)	5,300	257,452	9,783	267,235
Net earnings	7,176	—	—	—	—	3,362	3,362	39	3,401
Common stock granted as director compensation	—	458	—	—	—	—	—	—	—
Stock options exercised by employees	—	7,000	—	107	—	—	107	—	107
Distributions to non-controlling interests	(5,951)	—	—	—	—	—	—	(61)	(61)
Repurchase of non-controlling interests	(1,272)	—	—	—	—	—	—	—	—
Sale of non-controlling interests	1,262	—	—	—	—	—	—	—	—
Acquisition related adjustments to redemption value of non-controlling interests with redemption rights	364	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	3,855	—	—	3,855	—	3,855
Other comprehensive income	—	—	—	—	1,044	—	1,044	—	1,044
Income tax benefit from exercised employee stock options	—	—	—	16	—	—	16	—	16
Other	(3,316)	—	—	—	—	—	—	—	—
Adjustment to redemption value of non-controlling interests with redemption rights	8,037	—	—	—	—	(8,037)	(8,037)	—	(8,037)

Balance at September 30, 2013	105,464	14,625,735	146	260,657	(3,629)	625	257,799	9,761	267,560
Net earnings (loss)	11,694	—	—	—	—	(23,105)	(23,105)	(26)	(23,131)
Stock options exercised by employees	—	390,362	4	72	—	—	76	—	76
Dividends on common stock	—	—	—	(115,000)	—	—	(115,000)	—	(115,000)
Distributions to non-controlling interests	(15,559)	—	—	—	—	—	—	(59)	(59)
Repurchase of non-controlling interests	(770)	—	—	—	—	—	—	—	—
Acquisition related adjustments to redemption value of non-controlling interests with redemption rights	235	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	11,891	—	—	11,891	—	11,891
Other comprehensive income	—	—	—	—	1,285	—	1,285	—	1,285
Redemption of common stock for payroll tax withholding requirements	—	—	—	(1,838)	—	—	(1,838)	—	(1,838)
Income tax benefit from exercised employee stock options	—	—	—	10	—	—	10	—	10
Other	(3,370)	—	—	—	—	—	—	—	—
Adjustment to redemption value of non-controlling interests with redemption rights	10,462	—	—	(10,462)	—	—	(10,462)	—	(10,462)

Balance at September 30, 2014 (Restated)	$108,156	15,016,097	$150	$145,330	$(2,344)	$(22,480)	$120,656	$9,676	$130,332

See accompanying notes.

IASIS Healthcare Corporation

Consolidated statements of cash flows

(In thousands)

	Year ended September 30,
	2014	2013	2012
	Restated

Cash flows from operating activities
Net earnings (loss)	$(11,437)	$10,577	$31,764
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	95,312	94,026	101,264
Amortization of loan costs	7,412	7,612	7,309
Amortization of deferred gain on sale-leaseback transaction	(2,496)	—	—
Change in physician minimum revenue guarantees	2,709	2,807	2,462
Stock-based compensation	11,891	3,855	10,077
Deferred income taxes	3,752	(6,220)	13,375
Income tax benefit from stock-based compensation	10	16	6
Fair value change in interest rate hedges	—	—	(1,410)
Amortization of other comprehensive loss	—	—	2,057
Loss (gain) on disposal of assets, net	(3,402)	8,982	(2,241)
Loss (earnings) from discontinued operations, net	14,043	(5,708)	(6,560)
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Accounts receivable, net	(1,551)	(1,724)	(61,164)
Inventories, prepaid expenses and other current assets	(88,823)	(14,040)	(43,939)
Accounts payable, other accrued expenses and other accrued liabilities	72,274	1,048	(16,126)
Income taxes and other transaction costs payable related to sale-leaseback of real estate	(22,270)	—	—

Net cash provided by operating activities—continuing operations	77,424	101,231	36,874
Net cash provided by (used in) operating activities—discontinued operations	(18,350)	(3,027)	7,757

Net cash provided by operating activities	59,074	98,204	44,631

Cash flows from investing activities
Purchases of property and equipment	(114,586)	(106,555)	(96,952)
Cash received (paid) for acquisitions, net	(1,038)	2,996	(8,163)
Cash advance on divestiture	—	144,803	—
Cash received (paid) for sale-leaseback of real estate	(3,025)	277,983	—
Proceeds from sale of assets	1,903	83	28
Change in other assets, net	(631)	(2,210)	2,161

Net cash provided by (used in) investing activities—continuing operations	(117,377)	317,100	(102,926)
Net cash used in investing activities—discontinued operations	(5,038)	(5,128)	(15,416)

Net cash provided by (used in) investing activities	(122,415)	311,972	(118,342)

Cash flows from financing activities
Payment of long-term debt, capital leases and other long-term obligations	(13,365)	(178,459)	(14,177)
Proceeds from revolving credit facilities	—	165,000	—
Payment of debt financing costs	(1,691)	(1,024)	(998)
Dividends paid to common stockholders	(115,000)	—	(69,369)
Payment to redeem preferred stock	—	—	(45,631)
Distributions to non-controlling interests	(15,618)	(6,012)	(8,666)
Cash received for the sale of non-controlling interests	—	849	—
Cash paid for the repurchase of non-controlling interests	(770)	(1,211)	(589)
Redemption of common stock for payroll tax withholding requirements	(1,838)	—	—
Other	—	22	—

Net cash used in financing activities—continuing operations	(148,282)	(20,835)	(139,430)
Net cash used in financing activities—discontinued operations	(125)	(40)	—

Net cash used in financing activities	(148,407)	(20,875)	(139,430)

Change in cash and cash equivalents	(211,748)	389,301	(213,141)
Cash and cash equivalents at beginning of period	553,487	164,186	377,327

Cash and cash equivalents at end of period	$341,739	$553,487	$164,186

Supplemental disclosure of cash flow information:
Cash paid for interest	$123,253	$126,693	$132,053

Cash paid (received) for income taxes, net	$33,086	$(16,181)	$(13,946)

See accompanying notes.

IASIS Healthcare Corporation

Notes to consolidated financial statements

1. Organization and basis of presentation

Organization

The accompanying consolidated financial statements reflect the financial position, results of operations and cash flows of IASIS Healthcare Corporation and its subsidiaries (“IASIS” or the “Company”). The Company’s majority stockholder is IASIS Investment LLC. IASIS Investment LLC is comprised of an investor group led by affiliates of TPG Global, LLC (together with its affiliates, “TPG”), JLL Partners Inc. (together with its affiliates, “JLL”) and Trimaran Capital L.L.C. (together with its affiliates, “Trimaran”).

Through its wholly-owned subsidiary, IASIS Healthcare LLC (“IASIS LLC”), the Company provides high quality affordable healthcare services primarily in higher-growth markets. As of September 30, 2014, the Company owned or leased 16 acute care hospital facilities and one behavioral health hospital facility with a total of 3,781 licensed beds, several outpatient service facilities and 134 physician clinics. On September 26, 2014, the Company approved and committed to a plan to dispose of its Nevada operations, which includes one hospital in the Las Vegas area and related physician operations. Accordingly, the Company’s Nevada operations have been included in discontinued operations in these consolidated financial statements for all periods presented. On January 22, 2015, the Company closed the sale of its Nevada operations. For more information on the Company’s discontinued operations see Note 6. As part of continuing operations, the Company owned or leased 15 acute care hospital facilities and one behavioral health hospital facility with a total of 3,604 licensed beds, several outpatient service facilities and 132 physician clinics.

The Company’s continuing operations are in various regions including:

•	Salt Lake City, Utah;
•	Phoenix, Arizona;
•	five cities in Texas, including Houston and San Antonio; and
•	West Monroe, Louisiana.

The Company also owns and operates Health Choice Arizona, Inc. and related entities (“Health Choice” or the “Plan”), a managed care organization and insurer that delivers healthcare services to 327,600 members through multiple health plans, accountable care networks and managed care solutions. The Plan is headquartered in Phoenix, Arizona, with offices in Tampa, Florida and Salt Lake City, Utah.

Included in the Company’s consolidated financial statements are the financial position, results of operations and cash flows of the IASIS Healthcare Foundation (the “Foundation”). The Foundation is a wholly-owned 501(c)(3) private foundation established for the purpose of improving the lives of those in need both domestically and internationally.

Principles of consolidation

The consolidated financial statements include all subsidiaries and entities under common control of the Company. Control is generally defined by the Company as ownership of a majority of the voting interest of an entity. In addition, control is demonstrated in instances when the Company is the sole general partner in a limited partnership. Intercompany transactions have been eliminated.

IASIS Healthcare Corporation

Notes to consolidated financial statements

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

Reclassifications

As a result of discontinued operations, certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no impact on the Company’s total assets or total liabilities and equity.

General and administrative

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as “general and administrative” by the Company include the IASIS corporate office costs (excluding stock-based compensation costs), which were $56.6 million, $41.6 million and $46.3 million for the years ended September 30, 2014, 2013 and 2012, respectively.

Discontinued operations

In accordance with the provisions of Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment (“ASC 360”), the Company has presented the operating results, financial position and cash flows of its previously disposed facilities as discontinued operations, net of income taxes, in the accompanying consolidated financial statements. Additionally, the Company includes in discontinued operations facilities that are part of an approved and committed plan to sell or dispose.

Earnings Per Share

The Company expects to have a stock split in fiscal 2015 and, therefore, does not believe earnings per share to be a meaningful presentation in the accompanying consolidated financial statements.

1A. Restatement of previously issued consolidated financial statements

The Company has restated its consolidated financial statements for the fiscal year ended September 30, 2014. The determination to restate its consolidated financial statements for the fiscal year ended September 30, 2014 occurred after Company management, through an internal review of the program settlement process described below, identified certain errors made by a former managed care division finance employee. Subject to restatement is the Company’s consolidated balance sheet as of September 30, 2014, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the fiscal year ended September 30, 2014, and affected footnotes. This restatement corrects errors for the fiscal year ended September 30, 2014 in the accounting for estimated program settlement amounts (the “program settlements”) for one of the Company’s managed Medicaid plans, and corrects certain other errors determined to be immaterial individually and in the aggregate to the consolidated financial statements.

Estimates of future program settlements are calculated and recorded based on projected and known premium revenue, medical claims and member eligibility. The program settlement reconciliation process typically occurs in the 18 months post-plan year, when actual (rather than projected) medical claims and member eligibility information is fully available and a net settlement amount is either due to or from the state of Arizona. During

IASIS Healthcare Corporation

Notes to consolidated financial statements

the fiscal year ended September 30, 2014, the Company’s revenue and receivables associated with these program settlements were overstated. These errors did not involve any cash payments, as actual program settlements are not paid until the end of the reconciliation process.

The impact of the correction of errors on the affected line items of the Company’s consolidated balance sheet as of September 30, 2014 and the consolidated statements of operations, cash flows and comprehensive loss for the fiscal year ended September 30, 2014 is set forth below (in thousands):

Consolidated balance sheet

As of September 30, 2014

	As previously reported	Adjustments	As restated
Deferred income taxes, current assets	$2,523	$(536)	$1,987
Prepaid expenses and other current assets	235,155	(18,592)	216,563
Total current assets	992,854	(19,128)	973,726
Total assets	2,719,523	(19,128)	2,700,395
Accounts payable	127,953	406	128,359
Other accrued expenses and current liabilities	73,492	(6)	73,486
Total current liabilities	402,696	400	403,096
Deferred income taxes, non-current liabilities	100,868	(369)	100,499
Stockholders’ equity	139,815	(19,159)	120,656
Total equity	149,491	(19,159)	130,332
Total liabilities and equity	2,719,523	(19,128)	2,700,395

Consolidated statement of operations

For the year ended September 30, 2014

	As previously reported	Adjustments	As restated
Acute care revenue before provision for bad debts	$2,140,675	$(405)	$2,140,270
Acute care revenue	1,803,557	(405)	1,803,152
Premium and service revenues	730,030	(30,726)	699,304
Total revenue	2,533,587	(31,131)	2,502,456
Salaries and benefits	892,714	104	892,818
Medicare and Medicaid EHR incentives	(14,753)	336	(14,417)
Total costs and expenses	2,505,276	440	2,505,716
Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	28,311	(31,571)	(3,260)
Earnings from continuing operations before income taxes	31,713	(31,571)	142
Income tax expense (benefit)	8,424	(10,888)	(2,464)
Net earnings from continuing operations	23,289	(20,683)	2,606
Loss from discontinued operations, net	(14,005)	(38)	(14,043)
Net earnings (loss)	9,284	(20,721)	(11,437)
Net loss attributable to IASIS Healthcare Corporation	(2,384)	(20,721)	(23,105)

IASIS Healthcare Corporation

Notes to consolidated financial statements

Consolidated statement of comprehensive income (loss)

For the year ended September 30, 2014

	As previously reported	Adjustments	As restated
Net earnings (Ioss)	$9,284	$(20,721)	$(11,437)
Comprehensive income (loss)	10,569	(20,721)	(10,152)
Comprehensive loss attributable to lASIS Healthcare Corporation	(1,099)	(20,721)	(21,820)

Consolidated statement of cash flows

For the year ended September 30, 2014

	As previously reported	Adjustments	As restated
Net earnings (loss)	$9,284	$(20,721)	$(11,437)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Stock-based compensation	10,329	1,562	11,891
Deferred income taxes	3,491	261	3,752
Loss from discontinued operations, net	14,005	38	14,043
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions
Inventories, prepaid expenses and other current assets	(107,413)	18,590	(88,823)
Accounts payable, other accrued expenses and other accrued liabilities	72,004	270	72,274

2. Significant accounting policies

Acute care revenue and accounts receivable

The Company’s healthcare facilities have entered into agreements with third-party payors, including government programs (Medicare, Medicaid and TRICARE), managed care health plans, including Medicare and Medicaid managed health plans, commercial insurance companies and employers under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges. Additionally, the Company offers discounts through its uninsured discount program to all uninsured patients receiving healthcare services who do not qualify for assistance under state Medicaid, other federal or state assistance plans, or charity care.

In the ordinary course of business, the Company provides care without charge to patients who are financially unable to pay for the healthcare services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in acute care revenue. Accordingly, the Company records revenue deductions for patient accounts that meet its guidelines for charity care. The Company provides charity care to patients with income levels below 200% of the federal poverty level (“FPL”). Additionally, at all of the Company’s hospitals, a sliding scale of reduced rates is offered to uninsured patients,

IASIS Healthcare Corporation

Notes to consolidated financial statements

who are not covered through federal, state or private insurance, with incomes between 200% and 400% of the FPL. The estimated cost incurred by the Company to provide services to patients who qualify for charity care was $12.9 million, $12.5 million and $14.2 million for the years ended September 30, 2014, 2013 and 2012, respectively. These estimates were determined by applying a ratio of costs to gross charges multiplied by the Company’s gross charity care charges.

Acute care revenue is reported at the estimated net realizable amounts from third-party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and are adjusted, if necessary, in future periods when final settlements are determined. Net adjustments to estimated third-party payor settlements (“prior year contractuals”) resulted in an increase in acute care revenue of $3.9 million, $8.3 million and $13.8 million for the years ended September 30, 2014, 2013 and 2012, respectively. The Company also records a provision for bad debts related to uninsured accounts, as well as co-insurance and deductible balances due from insured patients, to reflect its self-pay accounts receivable at the estimated amounts expected to be collected. The sources of the Company’s hospital net patient revenue by payor before its provision for bad debts are summarized as follows:

	Year ended September 30,
	2014	2013	2012
Medicare	20.4%	21.1%	21.2%
Managed Medicare	10.8	10.6	9.7
Medicaid and managed Medicaid	12.8	11.8	13.5
Managed care	40.9	39.2	39.8
Self-pay	15.1	17.3	15.8

Total	100.0%	100.0%	100.0%

During the years ended September 30, 2014, 2013 and 2012, 44.0%, 43.5% and 44.4%, respectively, of the Company’s net patient revenue before its provision for bad debts related to patients participating in the Medicare and Medicaid programs, including Medicare and Medicaid managed health plans. The Company recognizes that revenue and receivables from government agencies are significant to its operations, but does not believe that there is significant credit risk associated with these government agencies. The Company believes that concentration of credit risk from other payors is limited due to the number of patients and payors.

Allowance for doubtful accounts

The provision for bad debts and the associated allowance for doubtful accounts relate primarily to amounts due directly from patients. The Company does not pursue collection of amounts related to patients who qualify for charity care under the Company’s guidelines; therefore, charity care accounts are deducted from gross revenue and are not included in the provision for bad debts.

The Company’s estimation of its allowance for doubtful accounts is based primarily upon the type and age of the patient accounts receivable and the effectiveness of related collection efforts. The Company’s policy is to reserve a portion of all self-pay receivables, including amounts due from the uninsured and amounts related to co-payments and deductibles, as these charges are recorded. The Company monitors accounts receivable

IASIS Healthcare Corporation

Notes to consolidated financial statements

balances and the effectiveness of reserve policies on a regular basis and reviews various analytics to support the basis for its estimates. These efforts primarily consist of reviewing the following:

•	Cash collections as a percentage of net patient revenue less bad debts;

•	Changes in the aging and payor mix of accounts receivable, including increased focus on accounts due from the uninsured and accounts that represent co-payments and deductibles due from patients;

•	Revenue and volume trends by payor, particularly the self-pay components;

•	Trending of days revenue in accounts receivable;

•	Various allowance coverage statistics; and

•	Historical write-off and collection experience using a hindsight or look-back approach.

At September 30, 2014 and 2013, the Company’s self-pay receivables, including amounts due from uninsured patients and co-payment and deductible amounts due from insured patients, were $264.6 million and $336.2 million, respectively. At September 30, 2014 and 2013, the Company’s allowance for doubtful accounts was $220.8 million and $255.7 million, respectively.

A summary of activity in the Company’s allowance for doubtful accounts is as follows (in thousands):

	Beginning balance	Provision for bad debts	Accounts written off, net of recoveries	Ending balance
Year Ended September 30, 2012	$185,481	$241,777	$(192,104)	$235,154
Year Ended September 30, 2013	235,154	326,978	(306,407)	255,725
Year Ended September 30, 2014	255,725	337,118	(372,046)	220,797

Reimbursement settlements

During fiscal 2012, a settlement agreement (the “Rural Floor Settlement”) was signed between the Centers for Medicare and Medicaid Services (“CMS”) and a large number of healthcare service providers, including the Company’s hospitals. The Rural Floor Settlement was intended to resolve all claims that had been brought or could have been brought relating to CMS’ calculation of the rural floor budget neutrality adjustment that was created by the Balanced Budget Act of 1997 for federal fiscal year 1998 through and including federal fiscal year 2011. As a result of the Rural Floor Settlement, the Company recognized $11.7 million of additional acute care revenue during the year ended September 30, 2012, which was included in the Company’s prior year contractuals.

During the year ended September 30, 2012, acute care revenue included an unfavorable adjustment of $2.4 million related to the newly issued Supplemental Security Income (“SSI”) ratios utilized for calculating Medicare disproportionate share hospital reimbursement for federal fiscal years 2006 through 2009.

IASIS Healthcare Corporation

Notes to consolidated financial statements

Premium and service revenues (Restated)

Health Choice is the Company’s managed care organization and insurer that serves health plan enrollees in Arizona and Utah. The Plan derives most of its revenue through a contract in Arizona with the Arizona Health Care Cost Containment System (“AHCCCS”) to provide specified health services to qualified Medicaid enrollees through contracted providers. AHCCCS is the state agency that administers Arizona’s Medicaid program.

Effective October 1, 2013, Health Choice entered into a contract with AHCCCS, which includes an initial term of three years and two one-year renewal options at the discretion of AHCCCS. The contract is terminable without cause on 90 days’ written notice or for cause upon written notice if the Company fails to comply with any term or condition of the contract or fails to take corrective action as required to comply with the terms of the contract. Additionally, AHCCCS can terminate the contract in the event of the unavailability of state or federal funding.

Health Choice also provides coverage as a Medicare Advantage Prescription Drug (“MAPD”) Special Needs Plan (“SNP”) provider pursuant to a contract with CMS. The SNP allows Health Choice to offer Medicare and Part D drug benefit coverage for new and existing dual-eligible members (i.e. those that are eligible for Medicare and Medicaid). The contract with CMS includes successive one-year renewal options at the discretion of CMS and is terminable without cause on 90 days’ written notice or for cause upon written notice if the Company fails to comply with any term or condition of the contract or fails to take corrective action as required to comply with the terms of the contract. Health Choice has received notification that CMS is exercising its option to extend its contract through December 31, 2015.

In Arizona and surrounding states, the Plan subcontracts with hospitals, physicians and other medical providers to provide services to its Medicaid and Medicare enrollees in Apache, Coconino, Gila, Maricopa, Mohave, Navajo, Pima and Pinal counties, regardless of the actual costs incurred to provide these services.

The Plan’s contracts require the arrangement of healthcare services for enrolled patients in exchange for fixed monthly premiums, based upon negotiated per capita member rates. Capitation payments received by Health Choice are recognized as revenue in the month that members are entitled to healthcare services. The Plan receives reinsurance and other supplemental payments from AHCCCS for healthcare costs that exceed stated amounts at a rate ranging from 75% to 100% of qualified healthcare costs in excess of stated levels of up to $35,000 per claim, depending on the eligibility classification of the member. Qualified costs must be incurred during the contract year and are the lesser of the amount paid by the Plan or the AHCCCS fee schedule. Reinsurance recoveries are recognized under the contract with AHCCCS when healthcare costs exceed stated amounts as provided under the contract, including estimates of such costs at the end of each accounting period.

On March 10, 2014, Health Choice entered into a contract with a large national insurer to serve as a management services organization (“MSO”) to Medicaid enrollees in two separate geographic areas in the state of Florida. Under this contract, which covers 83,400 Medicaid enrollees, Health Choice receives an administrative fee based upon the number of members served.

IASIS Healthcare Corporation

Notes to consolidated financial statements

The sources of Health Choice’s premium and service revenues by major product line are summarized as follow:

	Year ended September 30,
	2014	2013	2012
Medicaid and Medicaid MSO	86.7%	90.1%	90.3%
MAPD SNP	13.1	9.9	9.7
Other	0.2	—	—

Total	100.0%	100.0%	100.0%

Medicare and Medicaid EHR incentives (Restated)

The American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments that began in calendar year 2011 for eligible hospitals and professionals that implement certified electronic health records (“EHR”) technology and adopt the related meaningful use requirements. The Company recognizes income related to the Medicare or Medicaid incentives as the Company is able to satisfy all appropriate contingencies, which includes completing attestations as to eligible hospitals adopting, implementing or demonstrating meaningful use of certified EHR technology, and additionally for Medicare incentives, deferring income until the related Medicare fiscal year has passed and cost report information used to determine the final amount of reimbursement is known. Included in the accompanying consolidated statements of operations for the years ended September 30, 2014, 2013 and 2012, is $14.4 million, $20.7 million and $21.8 million, respectively, of operating income related to Medicare and Medicaid EHR incentives recognized during the respective year. The Company has incurred both capital costs and operating expenses in order to implement certified EHR technology and meet meaningful use requirements. These costs and expenses are projected to continue during all stages of certified EHR technology and meaningful use implementation. As a result, the timing of the expense recognition will not correlate with the receipt of the incentive payments or the recognition of operating income.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents balances primarily with high credit quality financial institutions. The Company manages its credit exposure by placing its investments in U.S. Treasury securities or other high quality securities, and by periodically evaluating the relative credit standing of the financial institution.

As discussed in Note 3, cash generated from certain asset dispositions may be subject to prepayment requirements under the Company’s senior credit agreement and indenture.

Inventories

Inventories, principally medical supplies, implants and pharmaceuticals, are stated at the lower of cost or market.

IASIS Healthcare Corporation

Notes to consolidated financial statements

Prepaid expenses and other current assets

Prepaid expenses and other current assets at September 30, 2014 and 2013, include amounts due to the Company in connection with Texas supplemental Medicaid reimbursement programs totaling $90.2 million and $66.8 million, respectively. The source of the Company’s receivables under these Texas private supplemental Medicaid reimbursements programs are comprised of the following:

	September 30, 2014	September 30, 2013
Disproportionate share hospital (“DSH”) program	$34,917	$30,075
Uncompensated care program	36,867	19,458
Delivery System Reform Incentive Pool	18,424	17,315

	$90,208	$66,848

The Texas legislature and the Texas Health and Human Services Commission (“THHSC”) recommended expanding Medicaid managed care enrollment in the state, and in December 2011, CMS approved a five-year Medicaid waiver that: (1) allows Texas to expand its Medicaid managed care program while preserving hospital funding; (2) provides incentive payments for improvements in healthcare delivery; and (3) directs more funding to hospitals that serve large numbers of uninsured patients. Certain of the Company’s acute care hospitals currently receive supplemental Medicaid reimbursement, including reimbursement from programs for participating private hospitals that enter into indigent care affiliation agreements with public hospitals or county governments in the state of Texas. Under the CMS-approved programs, affiliated hospitals, including the Company’s Texas hospitals, have expanded the community healthcare safety net by providing indigent healthcare services. Revenue recognized under these Texas private supplemental Medicaid reimbursement programs, including amounts recognized under the Texas Medicaid DSH Program for the years ended September 30, 2014, 2013 and 2012, was $106.7 million, $98.8 million and $111.8 million, respectively. Under the Medicaid waiver, funds are distributed to participating hospitals based upon both the costs associated with providing care to individuals without third party coverage and the investment made to support coordinating care and quality improvements that transform the local communities’ care delivery systems. The responsibility to coordinate and develop plans that address the concerns of the local delivery care systems, including improved access, quality, cost effectiveness and coordination are controlled primarily by government-owned public hospitals that serve the surrounding geographic areas. Complexities of the underlying methodologies in determining the allocation of funding for the state’s supplemental Medicaid reimbursement programs, along with a lack of sufficient resources at THHSC to administer the programs, has resulted in a delay in related reimbursements.

Long-lived assets

The primary components of the Company’s long-lived assets are discussed below. When events, circumstances or operating results indicate that the carrying values of certain long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used might be impaired under the provisions of ASC 360, the Company considers the recoverability of assets to be held and used by comparing the carrying amount of the assets to the undiscounted value of future net cash flows expected to be generated by the assets. If assets are identified as impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets as determined by independent appraisals or

IASIS Healthcare Corporation

Notes to consolidated financial statements

estimates of discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of September 30, 2014, the Company has not identified any indicators of impairment related to long-lived assets associated with its continuing operations.

Property and equipment

Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized. Buildings and improvements are depreciated over estimated useful lives ranging generally from 14 to 40 years. Estimated useful lives of equipment range generally from 3 to 25 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the respective leases or their estimated useful lives. Depreciation expense, including amortization of assets capitalized under capital leases, is computed using the straight-line method and was $92.0 million, $91.0 million and $98.3 million for the years ended September 30, 2014, 2013 and 2012, respectively.

Other assets

Other assets includes costs associated with the issuance of debt, which are amortized over the term of the related debt. Amortization of deferred financing costs is included in interest expense and totaled $5.9 million, $5.8 million and $5.8 million for the years ended September 30, 2014, 2013 and 2012, respectively. Deferred financing costs, net of accumulated amortization, totaled $23.1 million and $27.3 million at September 30, 2014 and 2013, respectively.

Goodwill

Goodwill is not amortized but is subject to annual tests for impairment or more often if events or circumstances indicate it may be impaired. Impairment testing for goodwill is done at the reporting unit level, which has been determined to be at a market level based upon geographic and operational factors. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Company completed its annual impairment test of goodwill as of September 30, 2014, and no indicators of impairment were noted.

Insurance reserves

The Company estimates its reserve for self-insured professional and general liability and workers’ compensation risks using historical claims data, demographic factors, severity factors, current incident logs and other actuarial analysis.

Income taxes

The Company accounts for income taxes under the asset and liability method in accordance with the provisions of ASC 740, Income Taxes (“ASC 740”). This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when the temporary differences are expected to reverse. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income to determine whether a valuation allowance should be established.

IASIS Healthcare Corporation

Notes to consolidated financial statements

Non-controlling interests in consolidated entities

Non-controlling interests represent the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The Company’s accompanying consolidated financial statements include all assets, liabilities, revenues and expenses at their consolidated amounts, which include the amounts attributable to the Company and the non-controlling interest. The Company recognizes as a separate component of equity and earnings the portion of income or loss attributable to non-controlling interests based on the portion of each entity not owned by the Company.

The Company applies the provisions of ASC 810, Consolidation (“ASC 810”), which requires the Company to clearly identify and present ownership interests in subsidiaries held by parties other than the Company in the consolidated financial statements within the equity section. It also requires the amounts of consolidated net earnings attributable to the Company and to the non-controlling interests to be clearly identified and presented on the face of the consolidated statements of operations.

Redeemable non-controlling interest in consolidated entities

The Company consolidates nine subsidiaries with non-controlling interests that include third-party partners that own limited partnership units with certain redemption features. The redeemable limited partnership units require the Company to buy back the units upon the occurrence of certain events at the fair value of the units. In addition, the limited partnership agreements for all of the limited partnerships provide the limited partners with put rights which allow the units to be sold back to the Company, subject to certain limitations, at the fair value of the units. According to the limited partnership agreements, the fair value of the units for this repurchase purpose is generally calculated as the product of the subsidiary’s most current audited fiscal period’s EBITDA (earnings before interest, taxes, depreciation, amortization and management fees) and a fixed multiple, less any long-term debt of the entity. The majority of these put rights require an initial holding period of six years after purchase, at which point the holder of the redeemable limited partnership units may put back to the Company 20% of such holder’s units. Each succeeding year, the number of vested redeemable units will increase by 20% until the end of the tenth year after the initial investment, at which point 100% of the units may be put back to the Company. Under no circumstances shall the Company be required to repurchase more than 25% of the total vested redeemable limited partnership units in any fiscal year. The equity attributable to these interests has been classified as non-controlling interests with redemption rights in the accompanying consolidated balance sheets.

Medical claims payable

Monthly capitation payments made by Health Choice to physicians and other healthcare providers are expensed in the month services are contracted to be performed. Claims expense for non-capitated arrangements is accrued as services are rendered by hospitals, physicians and other healthcare providers during the year.

Medical claims payable related to Health Choice includes claims received but not paid and an estimate of claims incurred but not reported. Incurred but not reported claims are estimated using a combination of historical claims experience (including severity and payment lag time) and other actuarial analysis, including the number of enrollees, age of enrollees and certain enrollee health indicators, to predict the cost of healthcare services provided to enrollees during any given period. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from estimates given changes in the healthcare cost structure or adverse experience.

IASIS Healthcare Corporation

Notes to consolidated financial statements

The following table shows the components of the change in medical claims payable (in thousands):

	Year ended September 30,
	2014	2013	2012
Medical claims payable as of October 1	$57,514	$61,142	$85,723

Medical claims expense incurred during the year
Related to current year	605,721	476,217	489,387
Related to prior years	4,136	(1,831)	(16,170)

Total expenses	609,857	474,386	473,217

Medical claims payments during the year
Related to current year	(525,706)	(421,120)	(430,788)
Related to prior years	(62,216)	(56,894)	(67,010)

Total payments	(587,922)	(478,014)	(497,798)

Medical claims payable as of September 30	$79,449	$57,514	$61,142

As reflected in the table above, medical claims expense for the year ended September 30, 2014, includes $4.1 million in increases in medical costs related to prior years resulting from unfavorable development in the Medicaid product line of $4.1 million. The unfavorable development in the Medicaid product line for the year ended September 30, 2014, is attributable to higher than anticipated medical costs resulting from a general increase in medical utilization. Medical claims expense for the years ended September 30, 2013 and 2012, includes $1.8 million and $16.2 million, respectively, of reductions in medical costs related to prior years resulting from favorable development in the Medicaid product line of $1.5 million and $16.5 million, respectively. The favorable development in the Medicaid product line for the years ended September 30, 2013 and 2012, is attributable to lower than anticipated medical costs resulting from a general decline in medical utilization, the loss of member lives due to changes in Arizona’s Medicaid eligibility structure, AHCCCS provider payment reductions and improvements in care management and other operational initiatives. Medical claims expense was impacted by unfavorable development in the Medicare product line of $0.1 million and $0.4 million for the years ended September 30, 2014 and 2012, respectively. Medical expense was impacted by favorable development in the Medicare product line of $0.3 million for the year ended September 30, 2013.

Additional adjustments to prior year estimates may be necessary in future periods as more information becomes available.

Stock-based compensation

The Company grants stock options for a fixed number of common shares and restricted stock units (“RSUs”) to its employees. The Company accounts for these stock-based incentive awards under the measurement and recognition provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”). Accordingly, the Company applies the fair value recognition provisions requiring all share-based payments to employees, including grants of employee stock options and RSUs, to be measured based on the grant-date fair value of the awards, with the resulting expense recognized in the income statement. In accordance with ASC 718, the Company uses the Black-Scholes-Merton valuation model in determining the fair value of its share-based payments. Compensation cost for time-vested options and RSUs will generally be amortized on a straight-line basis over the requisite

IASIS Healthcare Corporation

Notes to consolidated financial statements

service periods of the awards, generally equal to the awards’ vesting periods, while compensation cost for options with market-based conditions are recognized on a graded schedule generally over the awards’ vesting periods.

Stockholders’ equity

Common stock

As of September 30, 2014 and 2013, the Company is authorized to issue 100.0 million shares of voting common stock and 10.0 million shares of non-voting common stock, each having a par value of $0.01 per share. At September 30, 2014 and 2013, 15.0 million and 14.6 million shares, respectively, of voting common stock were issued and outstanding. No shares of non-voting common stock were outstanding at September 30, 2014 and 2013.

Interest rate hedges

The Company accounts for its interest rate hedges in accordance with the provisions of ASC 815, Derivatives and Hedging (“ASC 815”), which also includes enhanced disclosure requirements. In accordance with ASC 815, the Company has designated its interest rate swaps as a cash flow hedge instrument. The Company assesses the effectiveness of its cash flow hedge on a quarterly basis, with any ineffectiveness being measured using the hypothetical derivative method.

Fair value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures concerning fair value measurements. The Company applies these provisions to the valuation and disclosure of certain financial instruments. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: (i) Level 1, which is defined as quoted prices in active markets that can be accessed at the measurement date; (ii) Level 2, which is defined as inputs other than quoted prices in active markets that are observable, either directly or indirectly; and (iii) Level 3, which is defined as unobservable inputs resulting from the existence of little or no market data, therefore potentially requiring an entity to develop its own assumptions.

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, salaries and benefits payable, accrued interest, medical claims payable, and other accrued expenses and current liabilities are reflected in the accompanying consolidated financial statements at amounts that approximate fair value because of the short-term nature of these instruments. The fair value of the Company’s capital leases and other long-term financing obligations also approximate their carrying value as they bear interest at current market rates.

IASIS Healthcare Corporation

Notes to consolidated financial statements

The carrying value and fair value of the Company’s senior secured term loan facility and its 8.375% senior notes due 2019 (the “Senior Notes”) as of September 30, 2014 and 2013, were as follows (in thousands):

	Carrying amount		Fair value
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Senior secured term loan facility	$986,815	$996,154	$987,589	$1,003,258
Senior Notes	846,479	845,711	893,563	882,938

The estimated fair value of the Company’s senior secured term loan facility and its Senior Notes were based upon quoted market prices at that date and are categorized as Level 2 within the fair value hierarchy.

The Company determines the fair value of its interest rate hedges in a manner consistent with that used by market participants in pricing hedging instruments, which includes using a discounted cash flow analysis based upon the terms of the agreements, the impact of the forward LIBOR curve and an evaluation of credit risk. Given the use of observable market assumptions and the consideration of credit risk, the Company has categorized the valuation of its interest rate hedges as Level 2.

Management services agreement

The Company is party to a management services agreement with members of IASIS Investment LLC. The management services agreement provides that in exchange for consulting and management advisory services that will be provided to the Company, the Company will pay an aggregate monitoring fee of 0.25% of budgeted total revenue up to a maximum of $5.0 million per fiscal year to these parties (or certain of their respective affiliates) and reimburse them for their reasonable disbursements and out-of-pocket expenses. The monitoring fee will be subordinated to the Senior Notes in the event of a bankruptcy of the Company. The management services agreement does not have a stated term. Pursuant to the provisions of the management services agreement, the Company has agreed to indemnify the investors (or certain of their respective affiliates) in certain situations arising from or relating to the agreement, the investors’ investment in the securities of the Company or any related transactions or the operations of the investors, except for losses that arise on account of the investors’ negligence or willful misconduct. For each of the three years ended September 30, 2014, 2013 and 2012, the Company paid $5.0 million in monitoring fees under the management services agreement.

Recent accounting pronouncements

Newly adopted

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Comprehensive Income—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about

IASIS Healthcare Corporation

Notes to consolidated financial statements

those amounts. ASU No. 2013-02 is required to be applied prospectively and is effective for fiscal years beginning after December 15, 2012, and interim periods within those years. The Company has adopted ASU No. 2013-02 effective October 1, 2013. At September 30, 2014, the Company’s only component of accumulated other comprehensive loss relates to unrecognized changes in the fair value of interest rate swaps. No reclassifications out of accumulated other comprehensive loss into net earnings were made during the year ended September 30, 2014, as the Company determined that these cash flow hedges were highly effective.

In July 2011, the FASB issued ASU No. 2011-06, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers”. Effective January 1, 2014, the Company adopted ASU No. 2011-06 relating to the recognition and income statement reporting of the mandated health insurer fee (“HIF”) to be paid to the federal government by health insurers, as part of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or collectively, Health Reform Law, which is imposed for calendar years beginning after December 31, 2013. The HIF is based on a company’s share of the industry’s net premiums written during the preceding calendar year, and is payable on September 30 of each year. Health Choice’s portion of the HIF for the 2014 calendar year was $7.9 million. The HIF is non-deductible for federal income tax purposes. ASU No. 2011-06 addresses how the HIF should be recognized and classified in the financial statements of health insurers. In accordance with ASU No. 2011-06, the Company recorded the liability for the HIF in full with a corresponding deferred asset that was amortized to expense on a straight-line basis during the 2014 calendar year. The liability for the HIF is recorded within other accrued expenses and current liabilities in the accompanying consolidated balance sheet. The corresponding deferred asset is recorded within prepaid expenses and other current assets in the accompanying consolidated balance sheet. During the year ended September 30, 2014, the Company recognized $6.0 million in other operating expenses related to amortization of the HIF, with a remaining deferred cost asset balance of $1.9 million. No such amounts were recorded at September 30, 2013. Because Health Choice primarily serves individuals in government-sponsored programs, Health Choice must secure additional reimbursement from state partners for this added cost. The Company recognizes HIF revenue when there is a contractual commitment from the state to reimburse Health Choice for the full economic impact of the health insurer fee. HIF revenue is recognized ratably throughout the year. During the year ended September 30, 2014, HIF revenue totaling $8.2 million was recognized as a result of the contractual commitment from Arizona, which included $2.9 million related to a contractual commitment to reimburse Health Choice for the impact of the non-deductibility of this fee for income tax purposes.

Recently issued

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment—Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” Among other provisions and in addition to expanded disclosures, ASU No. 2014-08 changes the definition of what components of an entity qualify for discontinued operations treatment and reporting from a reportable segment, operating segment, reporting unit, subsidiary or asset group to only those components of an entity that represent a strategic shift that has, or will have, a major effect on an entity’s operations and financial results. Additionally, ASU No. 2014-08 requires disclosure about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements, including the pretax profit or loss attributable to the component of an entity for the period in which it is disposed of or is classified as held for sale. The disclosure of this information is required for all of the same periods that are presented in the entity’s results of operations for the period. The provisions of ASU No. 2014-08 are effective prospectively for all disposals or classifications as held for sale of components of an entity that

IASIS Healthcare Corporation

Notes to consolidated financial statements

occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted. The Company did not adopt ASU No. 2014-08 in the year ended September 30, 2014.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. In addition, ASU No. 2014-09 will require new and enhanced disclosures. Companies can adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. ASU No. 2014-09 will become effective for annual and interim reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the effect of the new revenue recognition guidance.

3. Long-term debt, capital leases and other long-term obligations

Long-term debt, capital leases and other obligations consists of the following (in thousands):

	September 30, 2014	September 30, 2013
Senior secured term loan facility	$986,815	$996,154
Senior Notes	846,479	845,711
Capital leases and other long-term obligations	20,506	24,178

	1,853,800	1,866,043
Less current maturities	12,690	13,221

	$1,841,110	$1,852,822

As of September 30, 2014 and 2013, the senior secured term loan facility balance reflects an original issue discount (“OID”) of $2.6 million and $3.4 million, respectively, which is net of accumulated amortization of $2.5 million and $1.8 million, respectively. The Senior Notes balance reflects an OID of $3.5 million and $4.3 million, respectively, which is net of accumulated amortization of $2.6 million and $1.9 million, respectively.

As of September 30, 2014 and 2013, capital leases and other obligations includes a financing obligation totaling $10.4 million and $11.1 million, respectively, resulting from the Company’s sale-leaseback transactions described in Note 13.

$1.325 Billion Senior Secured Credit Facilities

IASIS LLC, the operating subsidiary of the Company, is the borrower under a senior credit agreement (the “Amended and Restated Credit Agreement”) for which the Company and certain of its subsidiaries serve as guarantors. The Amended and Restated Credit Agreement provides for senior secured financing of up to $1.325 billion consisting of (1) a $1.025 billion senior secured term loan facility maturing in May 2018 and (2) a $300.0 million senior secured revolving credit facility maturing in May 2016, of which up to $150.0 million may be utilized for the issuance of letters of credit (together, the “Senior Secured Credit Facilities”). Principal under the senior secured term loan facility is due in consecutive equal quarterly installments in an aggregate annual amount equal to 1% of the principal amount of $1.007 billion outstanding as of the effective date, February 20,

IASIS Healthcare Corporation

Notes to consolidated financial statements

2013, of a repricing amendment, with the remaining balance due upon maturity of the senior secured term loan facility. The senior secured revolving credit facility does not require installment payments prior to maturity. On September 12, 2014, the Amended and Restated Credit Agreement was amended to, among other things, extend the deadline by which we must reinvest the proceeds of certain asset sales from 12 months to 24 months.

Borrowings under the senior secured term loan facility (giving effect to the repricing amendment) bear interest at a rate per annum equal to, at the Company’s option, either (1) a base rate (the “base rate”) determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) a one-month LIBOR rate, subject to a floor of 1.25%, plus 1.00%, in each case, plus a margin of 2.25% per annum or (2) the LIBOR rate for the interest period relevant to such borrowing, subject to a floor of 1.25%, plus a margin of 3.25% per annum. Borrowings under the senior secured revolving credit facility generally bear interest at a rate per annum equal to, at the Company’s option, either (1) the base rate plus a margin of 2.50% per annum, or (2) the LIBOR rate for the interest period relevant to such borrowing plus a margin of 3.50% per annum. In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, the Company is required to pay a commitment fee on the unutilized commitments under the senior secured revolving credit facility, as well as pay customary letter of credit fees and agency fees.

The Senior Secured Credit Facilities are unconditionally guaranteed by the Company and certain of its subsidiaries (collectively, the “Credit Facility Guarantors”) and are required to be guaranteed by all future material wholly owned subsidiaries of IASIS LLC, subject to certain exceptions. All obligations under the Amended and Restated Credit Agreement are secured, subject to certain exceptions, by substantially all of the Company’s assets and the assets of IASIS LLC and the Credit Facility Guarantors, including (1) a pledge of 100% of the equity interests of IASIS LLC and the Credit Facility Guarantors other than the Company, (2) mortgage liens on all of IASIS LLC’s material real property and that of the Credit Facility Guarantors, and (3) all proceeds of the foregoing.

The Amended and Restated Credit Agreement requires IASIS LLC to mandatorily prepay borrowings under the senior secured term loan facility with net cash proceeds of certain asset dispositions, following certain casualty events, certain borrowings or debt issuances, and from a percentage of annual excess cash flow. The Amended and Restated Credit Agreement contains certain restrictive covenants, including, among other things: (1) limitations on the incurrence of debt and liens; (2) limitations on investments other than, among other exceptions, certain acquisitions that meet certain conditions; (3) limitations on the sale of assets outside of the ordinary course of business; (4) limitations on dividends and distributions; and (5) limitations on transactions with affiliates, in each case, subject to certain exceptions. The Amended and Restated Credit Agreement also contains certain customary events of default, including, without limitation, a failure to make payments under the Senior Secured Credit Facilities, cross-defaults, certain bankruptcy events and certain change of control events.

8.375% senior notes due 2019

IASIS LLC, together with its wholly owned subsidiary IASIS Capital Corporation (together, the “Issuers”), have issued $850.0 million aggregate principal amount of Senior Notes, which mature on May 15, 2019, pursuant to an indenture, dated as of May 3, 2011, among the Issuers and certain of the Issuers’ wholly owned domestic subsidiaries that guarantee the Senior Secured Credit Facilities (the “Notes Guarantors”) (the “Indenture”). The Indenture provides that the Senior Notes are general unsecured, senior obligations of the Issuers, and are unconditionally guaranteed on a senior unsecured basis by certain subsidiaries of IASIS LLC.

IASIS Healthcare Corporation

Notes to consolidated financial statements

The Senior Notes bear interest at a rate of 8.375% per annum, payable semi-annually, in cash in arrears, on May 15 and November 15 of each year.

The Issuers may redeem the Senior Notes, in whole or in part, at any time on or after May 15, 2014, at a price equal to 106.281% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest and special interest, if any, to but excluding the redemption date. Each subsequent year the redemption price declines 2.093 percentage points until 2017, and thereafter, at which point the redemption price is equal to 100% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest and special interest, if any, to but excluding the redemption date.

The Indenture contains covenants that limit the Issuers’ (and their restricted subsidiaries’) ability to, among other things: (1) incur additional indebtedness or liens or issue disqualified stock or preferred stock; (2) pay dividends or make other distributions on, redeem or repurchase IASIS LLC’s capital stock; (3) sell certain assets; (4) make certain loans and investments; (5) enter into certain transactions with affiliates; (6) impose restrictions on the ability of a subsidiary to pay dividends or make payments or distributions to the Company and its restricted subsidiaries; and (7) consolidate, merge or sell all or substantially all of their assets. These covenants are subject to a number of important limitations and exceptions.

The Indenture also provides for events of default, which, if any of them occurs, may permit or, in certain circumstances, require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes to be due and payable immediately. If IASIS LLC experiences certain kinds of changes of control, it must offer to purchase the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest and special interest, if any, to but excluding the repurchase date. Under certain circumstances, IASIS LLC will have the ability to make certain payments to facilitate a change of control transaction and to provide for the assumption of the Senior Notes by a new parent company resulting from such change of control transaction. If such change of control transaction is facilitated, the Issuers will be released from all obligations under the Indenture and the Issuers and the trustee will execute a supplemental indenture effectuating such assumption and release.

4. Interest rate swaps

In fiscal 2009, the Company was a party to interest rate swap agreements with Citibank, N.A. (“Citibank”) and Wachovia Bank, N.A. (currently Wells Fargo Bank, N.A.), as counterparties, with notional amounts totaling $200.0 million that expired on February 29, 2012. As a result of a refinancing transaction in fiscal 2011, which established a LIBOR floor applicable to borrowings under the Senior Secured Credit Facilities, the source of the Company’s variable rate debt, it was determined that these hedges were ineffective for the remainder of their term. Accordingly, a $1.4 million gain resulting from the change in fair value of these hedging instruments has been recognized for the year ended September 30, 2012. The resulting gain has been reflected as a component of interest expense in the accompanying consolidated statement of operations.

In fiscal 2011, the Company executed forward starting interest rate swaps with Citibank and Barclays Bank PLC, as counterparties, with notional amounts totaling $350.0 million, with each agreement effective March 28, 2013 and expiring between September 30, 2014 and September 30, 2016. On September 30, 2014, interest rate swaps with notional amounts totaling $50.0 million at a rate of 1.6% expired under the terms of the related agreement. Under the remaining agreements, the Company is required to make quarterly fixed rate payments at annual rates ranging from 1.9% to 2.2%. The counterparties are obligated to make quarterly floating rate

IASIS Healthcare Corporation

Notes to consolidated financial statements

payments to the Company based on the three-month LIBOR rate, each subject to a floor of 1.25%. The Company completed an assessment of these cash flow hedges during the years ended September 30, 2014 and 2013, and determined that these hedges were highly effective. Accordingly, no gain or loss related to these hedges has been reflected in the accompanying consolidated statements of operations, and the change in fair value has been included in accumulated other comprehensive loss as a component of stockholders’ equity.

Effective dates	Total notional amounts
(in thousands)

Interest Rate Swaps
Effective from March 28, 2013 to September 30, 2014—Expired	$50,000
Effective from March 28, 2013 to September 30, 2015	$100,000
Effective from March 28, 2013 to September 30, 2016	$200,000

The fair value of the Company’s interest rate hedges at September 30, 2014 and 2013, reflect liability balances of $3.9 million and $5.9 million, respectively, and are included in current and other long-term liabilities in the accompanying consolidated balance sheets. The fair value of the Company’s interest rate hedges reflects a liability because the effect of the forward LIBOR curve on future interest payments results in less interest due to the Company under the variable rate component included in the interest rate hedging agreements, as compared to the amount due the Company’s counterparties under the fixed interest rate component. Any change in the fair value of the Company’s hedging instruments are included in accumulated other comprehensive loss.

5. Accumulated other comprehensive loss

The components of the Company’s accumulated other comprehensive loss, net of income taxes, are as follows (in thousands):

	September 30, 2014	September 30, 2013	September 30, 2012
Fair value of interest rate hedges	$(3,895)	$(5,918)	$(7,580)
Income tax benefit	1,551	2,289	2,907

Accumulated other comprehensive loss	$(2,344)	$(3,629)	$(4,673)

6. Discontinued operations

The following table sets forth the components of discontinued operations (in thousands):

	Year ended September 30,
	2014	2013	2012
Acute care revenue less provision for bad debts	$52,424	$292,670	$289,768
Earnings (loss) before income taxes	(22,008)	10,554	10,621
Income tax benefit (expense) from discontinued operations	7,965	(4,846)	(4,061)

Earnings (loss) from discontinued operations, net of income taxes	$(14,043)	$5,708	$6,560

Effective October 1, 2013, the Company completed the sale of its Florida operations which primarily included three hospitals in the Tampa-St. Petersburg area and all related physician operations. Accordingly, the

IASIS Healthcare Corporation

Notes to consolidated financial statements

operating results and cash flows of the Florida operations are reported as discontinued operations for all periods presented. The aggregate proceeds from the sale were $144.8 million, which resulted in a gain on the sale of assets totaling $22.2 million in the year ended September 30, 2014. This gain is included in discontinued operations in the accompanying consolidated statement of operations.

On September 26, 2014, the Company approved and committed to a plan to dispose of its Nevada operations, which includes one hospital in the Las Vegas area and all related physician operations. Accordingly, the operating results and cash flows of the Nevada operations are reported as discontinued operations for all periods presented. On November 11, 2014, the Company entered into a definitive agreement to sell its Nevada operations. The transaction closed on January 22, 2015. A loss totaling $7.5 million related to the estimated fair value of long-lived assets is included in discontinued operations in the accompanying consolidated statement of operations for the year ended September 30, 2014.

The following table provides the components of assets and liabilities held for sale (in thousands):

	September 30, 2014	September 30, 2013
Accounts receivable, net	$21,651	$—
Inventories	2,737	7,233
Prepaid expenses and other current assets	763	2,462
Property and equipment, net	25,000	109,326
Other assets	—	120

Assets held for sale	$50,151	$119,141

Accounts payable	$5,736	$—
Salaries and benefits payable	2,898	2,012
Other accrued expenses and current liabilities	300	1,196
Current portion of long-term debt, capital leases and other obligations	64	—
Long-term debt, capital leases and other obligations	173	—

Liabilities held for sale	$9,171	$3,208

7. Property and equipment

Property and equipment consists of the following (in thousands):

	September 30, 2014	September 30, 2013
Land	$118,109	$121,134
Buildings and improvements	623,242	646,206
Equipment	765,820	722,183

	1,507,171	1,489,523
Less accumulated depreciation and amortization	(726,373)	(667,656)

	780,798	821,867
Construction-in-progress	45,680	11,302

	$826,478	$833,169

IASIS Healthcare Corporation

Notes to consolidated financial statements

Included in property and equipment are assets acquired under capital leases of $7.2 million and $8.4 million, net of accumulated amortization of $10.2 million and $9.0 million, at September 30, 2014 and 2013, respectively. Capitalized interest for the years ended September 30, 2014 and 2013, totaled $1.1 million and $0.6 million, respectively. Estimated costs to complete at September 30, 2014 for construction in progress was approximately $31.0 million.

8. Goodwill and other intangible assets

The following table presents the changes in the carrying amount of goodwill (in thousands):

	Acute care	Health choice	Total
Balance at September 30, 2012	$812,667	$5,757	$818,424
Adjustments related to acquisitions	(2,014)	—	(2,014)

Balance at September 30, 2013	810,653	5,757	816,410
Adjustments related to acquisitions	(1,912)	—	(1,912)

Balance at September 30, 2014	$808,741	$5,757	$814,498

For the years ended September 30, 2014 and 2013, as a result of the Company’s annual impairment testing, the Company has determined all remaining goodwill and long-lived assets to be recoverable.

Other intangible assets includes Health Choice’s contract with AHCCCS, which is amortized over a period of 15 years, the contract’s estimated useful life, including assumed renewal periods. The gross intangible value originally assigned to this asset was $45.0 million. The Company expects amortization expense for this intangible asset to be $3.0 million per year based on its estimated life, and $15.0 million over the remaining useful life. Amortization of this intangible asset is included in depreciation and amortization expense in the accompanying consolidated statements of operations and totaled $3.0 million for each of the years ended September 30, 2014, 2013 and 2012. The unamortized value of Health Choice’s contract with AHCCCS at September 30, 2014 and 2013, was $15.0 million and $18.0 million, respectively. Net other intangible assets included in the accompanying consolidated balance sheets at September 30, 2014 and 2013, totaled $23.3 million and $26.0 million, respectively.

9. Preferred stock

As of September 30, 2014 and 2013, the Company is authorized to issue 5.0 million shares of preferred stock, with no shares issued.

On June 22, 2004, the Company issued 5.0 million shares of Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) at $1,000 par value per share. The Series A Preferred Stock included a stated dividend rate of 11.75% per annum through June 30, 2015 at which time, if any shares were outstanding, the stated rate would have increased to 14.75%. Dividends accumulated quarterly and accrued to the balance of the Series A Preferred Stock. The Series A Preferred Stock was redeemable at the option of the holders upon a change in control of the Company at 101% of the par value of the Series A Preferred Stock plus accrued and unpaid dividends.

At any time from and after June 22, 2015, at the option of any holder of the Series A Preferred Stock (exercisable in the sole discretion of such holder), the Company would have been required to convert any share

IASIS Healthcare Corporation

Notes to consolidated financial statements

of the Series A Preferred Stock then outstanding and held by such holder into the number of shares of common stock equal to the quotient obtained by dividing the carrying value of the Series A Preferred Stock, including accumulated dividends, by the fair market value of the common stock, as determined by the Board of Directors in its good faith discretion at such time.

During the year ended September 30, 2012, the Company repurchased from IASIS Investment LLC, sole holder of the Series A Preferred Stock, all the then outstanding shares of its Series A Preferred Stock for $45.6 million. The repurchase of the Series A Preferred Stock, which included accrued and outstanding dividends totaling $27.6 million, was funded by excess cash on hand. At September 30, 2014 and 2013, the Company had no shares of Series A Preferred Stock or other preferred stock outstanding.

10. Stock-based compensation (Restated)

The Company issued share-based compensation awards under both the IASIS Amended and Restated Stock Option Plan (the “Stock Option Plan”), which expired on June 22, 2014 and a pool of RSUs authorized by the Company’s Board of Directors. Stock-based compensation costs related to these awards of $11.9 million, $3.9 million and $10.1 million for the years ended September 30, 2014, 2013 and 2012, respectively, is recognized in salaries and benefits expense in the accompanying consolidated statements of operations. No stock-based compensation cost has been capitalized as part of the cost of an asset in any year. As of September 30, 2014, total compensation cost related to non-vested stock option awards not yet recognized was $7.4 million, which is expected to be recognized over a weighted-average period of 2.5 years. As of September 30, 2014, total compensation costs related to RSUs not yet recognized was $10.3 million and will be recognized over the remaining service period.

On June 6, 2012, the Company distributed $115.0 million to its equity holders to redeem all of its outstanding Series A Preferred Stock and to pay a dividend to its common stockholders. In conjunction with this shareholder distribution, the Company’s Board of Directors authorized management to modify the exercise price of all outstanding stock options to provide protection against the dilutive impact of the common stock dividend on the outstanding options’ intrinsic value. On September 25, 2012, the Company reduced the exercise price for each grant by $4.75 per option. Accordingly, as a result of the modification, an additional $3.7 million was recognized as stock-based compensation for the year ended September 30, 2012.

On October 18, 2013, the Company distributed $115.0 million to pay a dividend to its common stockholders. In connection with this shareholder distribution, the Company’s Board of Directors authorized management to modify the exercise price of all outstanding stock options to provide protection against the dilutive impact of the common stock dividend on the outstanding options’ intrinsic value. On January 23, 2014, the Company reduced the exercise price for each grant by $7.86 per option. Accordingly, as a result of the modification, an additional $4.0 million was recognized as stock-based compensation for the year ended September 30, 2014.

In fiscal 2014, the Company completed certain equity transactions (the “Equity Transactions”) that included the following: (1) the issuance to certain employees of 756,000 options to purchase the common stock of the Company; (2) the exercise by option holders of 1,149,663 options with near-term expiration dates to purchase the common stock of the Company on a cashless net settlement basis, resulting in 389,362 net shares issued after the redemption of shares to cover the exercise price and payroll tax withholding requirements; (3) the issuance to certain employees of 992,000 RSUs that vest at the end of a three year service period; and (4) a 5-for-1 exchange of 802,272 out-of-the-money options to purchase the Company’s common stock for RSUs that vest at the end of a three year service period. In connection with these equity compensation transactions, the

IASIS Healthcare Corporation

Notes to consolidated financial statements

Company recognized $4.0 million of stock-based compensation during the year ended September 30, 2014. In addition, the Company recognized $1.9 million of income tax expense related to an excess of cumulative compensation expense over the tax benefit realized upon exercise of the stock options.

Stock option plan

The options granted under the Stock Option Plan represent the right to purchase the Company’s common stock upon exercise. Each of the options granted were identified as non-qualified stock options. The Stock Option Plan, which was adopted by the Board of Directors and majority stockholder of the Company in June 2004, expired in June 2014. No additional options may be issued under the Stock Option Plan. Certain options issued prior to expiration of the Stock Option Plan totaling rights to purchase 761,000 shares of common stock become exercisable over a period not to exceed four years after the date of grant, subject to earlier vesting provisions as provided for in the Stock Option Plan. All options granted under the Stock Option Plan expire no later than 10 years from the respective dates of grant. Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant.

Information regarding the Company’s stock option activity is summarized below:

	Stock option plan
	Options	Option price per share	Weighted average exercise price	Weighted average grant date fair value
Options outstanding at September 30, 2011	2,046,486	$20.00-$45.66	$28.54

Granted	433,861	$45.66	$45.66	$17.69
Exercised	—	—	—
Cancelled/forfeited	(109,600)	$20.00-$45.66	$35.66

Options outstanding at September 30, 2012	2,370,747	$15.25-$40.91	$26.60

Granted	38,000	$40.91	$40.91	$11.77
Exercised	—	—	—
Cancelled/forfeited	(89,270)	$15.25-$40.91	$33.28

Options outstanding at September 30, 2013	2,319,477	$15.25-$40.91	$26.57

Granted	761,000	$13.50-$33.05	$13.63	$5.20
Exercised	(1,149,663)	$7.39	$7.39
Cancelled/forfeited	(903,312)	$33.05	$33.05

Options outstanding at September 30, 2014	1,027,502	$13.50-$33.05	$15.92

Options exercisable at September 30, 2014	266,502	$22.14-$23.07	$22.47

IASIS Healthcare Corporation

Notes to consolidated financial statements

No options expired during the years ended September 30, 2014, 2013 and 2012. The following table provides information regarding the weighted average assumptions used in the fair value measurement for options granted during the years ended September 30, 2014, 2013 and 2012.

	Year ended September 30,
	2014	2013	2012
Risk-free interest	0.27%	0.30%	0.34%
Dividend yield	0%	0%	0%
Volatility	65%	60%	50%
Expected option life	1.6 years	2.4 years	2.8 years

For purposes of calculating stock-based compensation, the Company estimates the fair value of stock options using a Black-Scholes-Merton valuation model, which requires the use of certain subjective assumptions, including risk-free interest rate, dividend yield, volatility, expected option life, and the fair value of its common stock. These inputs are subjective and generally require significant analysis and judgment to develop. The risk-free interest rate is based on the implied yield on the zero coupon U.S. Treasury notes in effect at the time of the option grant having a term equivalent to the expected option life. It is not practical to estimate the expected volatility of the Company’s common stock price as it has no publicly traded shares. Volatility is estimated based on the historical stock price information of certain peer group companies for a period of time equal to the expected option life period. The expected option life represents the period of time that stock options granted are expected to be outstanding considering both the contractual term of the awards and the expected post-vesting termination behavior. The dividend yield is 0%, since the Company does not expect to pay recurring dividends. The estimated 2% forfeiture rate of awards, as derived primarily from our historical data, also affects the amount of aggregate compensation expense.

Restricted stock units

During the year ended September 30, 2014, 1,200,898 RSUs were granted to employees and non-employee directors. No RSU awards were issued during the years ended September 30, 2013 and 2012. RSUs vest in full on the third anniversary of the grant date if the participant is continuously employed through the vesting date. During the year ended September 30, 2014, stock-based compensation of $1.6 million was recognized in connection with the RSU awards. No expense was recognized related to RSU awards in the years ended September 30, 2013 and 2012.

The following summarizes the activity related to RSUs issued to the Company’s employees and non-employee directors during the year ended September 30, 2014:

	Restricted stock units	Weighted average grant date fair value
Non-vested at September 30, 2013	—	—
Granted	1,200,898	$9.30
Vested	—	—
Cancelled / forfeited	—	—

Non-vested at September 30, 2014	1,200,898	$9.30

IASIS Healthcare Corporation

Notes to consolidated financial statements

11. Income taxes (Restated)

Income tax expense (benefit) on earnings from continuing operations consists of the following (in thousands):

	Year ended September 30,
	2014	2013	2012

Current:
Federal	$(8,560)	$6,457	$(10,175)
State	2,343	3,030	(854)

Deferred:
Federal	5,582	(5,561)	15,722
State	(1,829)	(422)	(2,585)

	$(2,464)	$3,504	$2,108

A reconciliation of the federal statutory rate to the effective income tax rate applied to earnings from continuing operations before income taxes is as follows (in thousands):

	Year ended September 30,
	2014	2013	2012
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	235.9	20.3	(8.2)
Nondeductible compensation	(2,430.2)	11.3	6.8
Nondeductible health insurer fee	1,476.4	—	—
Excess cumulative stock-based compensation over tax benefit of exercised options	1,238.9	—	—
Other nondeductible expenses	324.4	8.5	(0.6)
Federal tax credits	(44.2)	(5.3)	(2.4)
Earnings attributable to non-controlling interests	(2,879.8)	(30.2)	(11.2)
Change in unrecognized tax benefits	217.9	2.0	(11.5)
Other items, net	88.2	0.2	(0.2)

Effective income tax rate	(1,737.5)%	41.8%	7.7%

Included in the state income taxes reconciling item above for the year ended September 30, 2014, is a $1.1 million tax benefit resulting from a change in our estimate of the state impact of deferred tax assets and liabilities. For the year ended September 30, 2013, a decrease in net earnings from continuing operations caused a reduction in the rate impact of state income taxes, including the Texas margins tax. State income taxes for the year ended September 30, 2012 were impacted by a $5.0 million tax benefit resulting from a change in certain of our state filing positions, offset by a $1.0 million increased valuation allowance against related state net operating loss carryforwards.

During September 2014, the Internal Revenue Service (“IRS”) issued final regulations related to compensation deduction limitations applicable to certain health insurance providers. Based on these final regulations, the Company believes it is no longer subject to these limitations for the current and prior years. As a result, the Company recognized an income tax benefit of $3.7 million during the year ended September 30, 2014, to reverse tax expense previously recorded in connection with this item.

IASIS Healthcare Corporation

Notes to consolidated financial statements

A summary of the items comprising deferred tax assets and liabilities is as follows (in thousands):

	September 30, 2014		September 30, 2013
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed asset basis differences	$—	$54,641	$—	$71,774
Amortization and intangible asset basis differences	—	110,654	—	106,573
Accrued other revenue	—	18,150	—	13,192
Accounts receivable	9,314	—	21,640	—
Professional liability	17,746	—	18,708	—
Gain on sale of Florida operations	—	—	8,720	—
Deferred gain on sale-leaseback transaction	12,845	—	13,998	—
Accrued expenses and other liabilities	19,740	—	17,594	—
Basis differences attributable to non-controlling interests	19,069	—	18,881	—
Deductible carryforwards and credits	14,671	—	14,801	—
Stock-based compensation	6,617	—	3,015	—
Other, net	—	1,937	—	2,076
Valuation allowance	(13,132)	—	(13,237)	—

Total	$86,870	$185,382	$104,120	$193,615

Net current deferred tax assets of $2.0 million and $26.1 million and net non-current deferred tax liabilities of $100.5 million and $115.6 million are included in the accompanying consolidated balance sheets at September 30, 2014 and 2013, respectively. The Company had an income tax receivable of $20.2 million and an income tax payable of $1.6 million at September 30, 2014, and a net income tax payable of $33.5 million at September 30, 2013.

The Company maintains a valuation allowance for deferred tax assets it believes may not be utilized. The valuation allowance increased by $1.6 million during the year ended September 30, 2014, of which $0.8 million was charged to loss from discontinued operations. The valuation allowance increased by $2.0 million during the year ended September 30, 2013, of which $0.8 million was charged to earnings from discontinued operations. The increase in the valuation allowance for the years ended September 30, 2014 and 2013, relates to the generation of net operating loss carryforwards by certain subsidiaries excluded from the Company’s consolidated federal income tax return, as well as state net operating loss carryforwards that may not ultimately be utilized.

As of September 30, 2014, federal net operating loss carryforwards were available to offset $15.9 million of future taxable income generated by subsidiaries of the Company that are excluded from the Company’s consolidated return. A valuation allowance has been established against $13.6 million of these carryforwards, which expire between 2026 and 2034. State net operating losses in the amount of $224.0 million were also available, but largely offset by a valuation allowance. The state net operating loss carryforwards expire between 2016 and 2034.

The liability for unrecognized tax benefits included in the accompanying consolidated balance sheets was $10.2 million, including accrued interest of $1.7 million at September 30, 2014, and $10.0 million, including accrued interest of $1.1 million at September 30, 2013. An additional $6.9 million of unrecognized tax benefits are reflected as a reduction to deferred tax assets for state net operating losses generated by uncertain tax

IASIS Healthcare Corporation

Notes to consolidated financial statements

deductions for each of the years ended September 30, 2014 and 2013. Of the total unrecognized tax benefits at September 30, 2014, $1.7 million (net of the tax benefit on state taxes and interest) represents the amount of unrecognized tax and interest that, if recognized, would favorably impact the Company’s effective income tax rate. The remainder of the unrecognized tax positions consist of items for which the uncertainty relates only to the timing of the deductibility, and state net operating loss carryforwards for which ultimate recognition would result in the creation of an offsetting valuation allowance due to the unlikelihood of future taxable income in that state.

A summary of activity of the Company’s total amounts of unrecognized tax benefits is as follows (in thousands):

	Year ended September 30,
	2014	2013	2012
Unrecognized tax benefits at October 1	$15,847	$21,448	$17,402
Additions resulting from tax positions taken in a prior period	799	—	—
Reductions resulting from tax positions taken in a prior period	(2,241)	(6,144)	(3,634)
Additions resulting from tax positions taken in the current period	1,265	1,143	8,419
Reductions resulting from lapse of statute of limitations	(198)	(600)	(739)

Unrecognized tax benefits at September 30	$15,472	$15,847	$21,448

The Company’s policy is to classify interest and penalties as a component of income tax expense. Interest expense totaling $0.4 million, $0.2 million and $0.2 million (net of related tax benefits) is included in income tax expense for the years ended September 30, 2014, 2013 and 2012, respectively.

The Company’s tax years 2010 and beyond remain open to examination by U.S. federal and state taxing authorities. It is reasonably possible that unrecognized tax benefits could significantly increase or decrease within the next twelve months. However, the Company is currently unable to estimate the range of any possible change.

12. Commitments and contingencies

Total revenue

The calculation of appropriate payments from the Medicare and Medicaid programs, including supplemental Medicaid reimbursement, as well as terms governing agreements with other third-party payors are complex and subject to interpretation. Final determination of amounts earned under the Medicare and Medicaid programs often occurs subsequent to the year in which services are rendered because of audits by the programs, rights of appeal and the application of numerous technical provisions. In the opinion of management, adequate provision has been made for adjustments that may result from such routine audits and appeals.

Professional, general and workers’ compensation liability risks

The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment and personal injuries. To cover these types of claims, the Company maintains professional and general liability insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that the Company believes to be sufficient for its operations, although, potentially, some claims may exceed the scope of coverage in effect. Plaintiffs in these matters may request punitive or other damages that

IASIS Healthcare Corporation

Notes to consolidated financial statements

may not be covered by insurance. The Company is currently not a party to any such proceedings that, in the Company’s opinion, would have a material adverse effect on the Company’s business, financial condition or results of operations. The Company expenses an estimate of the costs it expects to incur under the self-insured retention exposure for professional and general liability claims using historical claims data, demographic factors, severity factors, current incident logs and other actuarial analysis. At September 30, 2014 and 2013, the Company’s professional and general liability accrual for asserted and unasserted claims totaled $66.5 million and $68.2 million, respectively, with the current portion totaling $13.3 million and $16.5 million during the same respective periods. The semi-annual valuations from the Company’s independent actuary for professional and general liability losses resulted in a changes related to estimates for prior years that decreased professional and general liability expense by $4.1 million, $9.4 million and $0.9 million during the years ended September 30, 2014, 2013 and 2012, respectively.

The Company is subject to claims and legal actions in the ordinary course of business relative to workers’ compensation. To cover these types of claims, the Company maintains workers’ compensation insurance coverage with a self-insured retention. The Company accrues costs of workers’ compensation claims based upon estimates derived from its claims experience. The semi-annual valuations from the Company’s independent actuary for workers’ compensation losses resulted in a changes related to estimates for prior years which decreased workers’ compensation expense by $1.2 million, $1.2 million and $1.1 million during the years ended September 30, 2014, 2013 and 2012, respectively.

Health Choice

Health Choice has entered into capitated contracts whereby the Plan provides healthcare services in exchange for fixed periodic and supplemental payments from AHCCCS and CMS. These services are provided regardless of the actual costs incurred to provide these services. The Plan receives reinsurance and other supplemental payments from AHCCCS to cover certain costs of healthcare services that exceed certain thresholds. The Company believes the capitated payments, together with reinsurance and other supplemental payments are sufficient to pay for the services Health Choice is obligated to deliver. As of September 30, 2014, the Company provided performance guaranties in the form of a letter of credit totaling $52.5 million for the benefit of AHCCCS and an intercompany non-interest bearing demand note totaling $6.0 million for the benefit of CMS to support its obligations under the Health Choice contracts to provide and pay for the healthcare services. The amount of these performance guaranties are generally based in part upon the membership in the Plan and the related capitation revenue paid to Health Choice. On November 11, 2014, the performance guarantee for the benefit of CMS was increased to $12.0 million. On January 12, 2015, the performance guarantee for the benefit of AHCCCS was increased to $57.5 million.

Acquisitions

The Company has acquired and in the future may choose to acquire businesses with prior operating histories. Such businesses may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company has procedures designed to conform business practices to its policies following the completion of any acquisition, there can be no assurance that the Company will not become liable for previous activities of prior owners that may later be asserted to be improper by private plaintiffs or government

IASIS Healthcare Corporation

Notes to consolidated financial statements

agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Other

In November 2010, the U.S. Department of Justice (“DOJ”) sent a letter to the Company requesting a 12-month tolling agreement in connection with an investigation into Medicare claims submitted by the Company’s hospitals in connection with the implantation of implantable cardioverter defibrillators (“ICDs”) during the period between January 1, 2003 and November 30, 2010. At that time, neither the precise number of procedures, number of claims, nor the hospitals involved were identified by the DOJ. The Company understands that the government is conducting a national initiative with respect to ICD procedures involving a number of healthcare providers and is seeking information in order to determine if ICD implantation procedures were performed in accordance with Medicare coverage requirements. On January 11, 2011, the Company entered into the tolling agreement with the DOJ and, subsequently, the DOJ has provided the Company with a list of 194 procedures involving ICDs at 14 hospitals which are the subject of further medical necessity review by the DOJ. The Company is cooperating fully with the government and, to date, the DOJ has not asserted any claim against its hospitals. Applying the resolution model proposed by the DOJ, the Company believes that at least 131 of these procedure claims were properly documented for medical necessity and billed appropriately. The Company’s outside counsel has submitted to the DOJ summary justifications and supporting evidence relating to the medical claims at six of the Company’s hospitals. The Company continues to provide support for the remaining 63 of these cases that could have some likelihood of enforcement by the DOJ. If the Company is unable to place these claims in a non-enforcement or lesser enforcement category, the government may require repayment, which could impose a multiplier. Given the case-specific nature of the claims and the DOJ’s discretion to compromise claims, the Company is unable at this time to estimate any potential repayment obligation related to this matter. The tolling agreement between the Company and the government, as recently extended, is currently set to expire April 30, 2015.

On September 25, 2013, the Company voluntarily self-disclosed for resolution through the Self-Referral Disclosure Protocol established by CMS non-compliance by ten of its affiliated hospitals with a certain element of an exception of the Stark Law. Provisions of the Health Reform Law that became effective on September 23, 2011 require, as an element of the Stark Law’s “whole-hospital” exception, that hospitals having physician ownership disclose such ownership on their public websites and in public advertising. The self-disclosure states that, on August 12, 2013, the Company discovered that the ten Company-affiliated hospitals partially owned by physicians did not consistently make such disclosures. The self-disclosure also states that, on August 13, 2013, the hospitals added the disclosures to those public websites that did not previously have them and began to include the disclosures in new public advertising. The self-disclosure explains that, as a result of the absence of the website and advertising disclosures, the referrals of direct and indirect physician owners (and physicians who are immediate family members of direct and indirect owners) to the physician-owned hospitals of Medicare beneficiaries did not consistently qualify for the Stark Law’s whole-hospital exception from September 23, 2011 through August 13, 2013. On October 21, 2013, the Company submitted a supplement to its self-disclosure, reporting Medicare payments to these hospitals for services resulting from referrals affected by the non-compliance and the hospitals’ profit distributions to physicians (and known immediate family members of physicians) with respect to their ownership interests in the hospitals during the same period. The Company has been in communication with CMS about resolving this matter but, at present, CMS has made no commitments,

IASIS Healthcare Corporation

Notes to consolidated financial statements

as a general matter or in this case, regarding the timing or substance of resolution of self-disclosed Stark Law noncompliance through the voluntary CMS Self-Referral Disclosure Protocol. As a result, the Company expresses no opinion as to its outcome and, at this time, any repayment obligation or other penalties to be determined by CMS are unknown and not currently estimable.

13. Leases (Restated)

The Company leases various buildings, office space and equipment under capital and operating lease agreements. These leases expire at various times and have various renewal options.

On September 26, 2013, the Company sold the real estate associated with the following three facilities, and thereafter leased the land and buildings from the acquirer: (1) Glenwood Regional Medical Center in West Monroe, Louisiana; (2) Mountain Vista Medical Center, in Mesa, Arizona; and (3) The Medical Center of Southeast Texas in Port Arthur, Texas. The aggregate proceeds from the sale were $281.3 million, which resulted in a loss on the sale of assets totaling $10.2 million, which was included in the Company’s loss on disposal of assets in the accompanying consolidated statement of operations for the year ended September 30, 2013, and a deferred gain of $37.7 million that was reflected in other long-term liabilities in the accompanying consolidated balance sheet as of September 30, 2013. The deferred gain is being amortized as a reduction of rent expense over the initial term of the related agreements, which is 15 years each and includes varying renewal options. As of September 30, 2014, the remaining deferred gain to be recognized in the future years is $34.9 million. Aggregate rent payments for these lease agreements was $22.5 million for the year ended September 30, 2014, and is subject to customary annual escalators, capped at 2.5%.

Effective September 26, 2013, the Company amended an existing facility lease agreement, which extended the term of the lease to September 30, 2028, with two renewal options of five years each. In addition, the amended lease provided for a $1.6 million reduction in annual rent expense. Rent expense under this lease was $4.8 million, $6.4 million and $6.4 million for the years ended September 30, 2014, 2013 and 2012, respectively. Rent under this lease is payable in monthly installments, and is subject to customary annual escalators, capped at 2.5%.

Future minimum lease payments as of September 30, 2014, are as follows (in thousands):

	Capital leases	Operating leases
2015	$1,947	$51,028
2016	1,018	47,698
2017	689	45,209
2018	643	41,044
2019	673	36,399
Thereafter	2,979	240,477

Total minimum lease payments	$7,949	$461,855

Amount representing interest (at rates ranging from 5.8% to 11.2%)	2,357

Present value of net minimum lease payments	$5,592

Aggregate future minimum rentals to be received under non-cancellable subleases as of September 30, 2014, were $1.6 million.

IASIS Healthcare Corporation

Notes to consolidated financial statements

14. Defined contribution plan

Substantially all employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan (the “Retirement Plan”). Employees who elect to participate generally make contributions from 1% to 20% of their eligible compensation, and the Company matches, at its discretion, such contributions up to a maximum percentage. Employees immediately vest 100% in their own contributions and generally vest in the employer portion of contributions over a period not to exceed five years. Company contributions to the Retirement Plan were $4.9 million, $3.3 million and $5.8 million for the years ended September 30, 2014, 2013 and 2012, respectively.

15. Segment and geographic information

The Company’s reportable operating segments consist of (1) acute care hospitals and related healthcare businesses, collectively, and (2) Health Choice. The following is a financial summary by business segment for the periods indicated (in thousands):

	For the year ended September 30, 2014 (Restated)
	Acute care	Health Choice	Eliminations	Consolidated
Acute care revenue before provision for bad debts	$2,140,270	$—	$—	$2,140,270
Less: Provision for bad debts	(337,118)	—	—	(337,118)

Acute care revenue	1,803,152	—	—	1,803,152
Premium and service revenues	—	699,304	—	699,304
Revenue between segments	13,079	—	(13,079)	—

Total revenue	1,816,231	699,304	(13,079)	2,502,456
Salaries and benefits (excludes stock-based compensation)	846,002	34,925	—	880,927
Supplies	299,527	233	—	299,760
Medical claims	—	609,857	(13,079)	596,778
Rentals and leases	71,016	1,698	—	72,714
Other operating expenses	385,957	40,976	—	426,933
Medicare and Medicaid EHR incentives	(14,417)	—	—	(14,417)

Adjusted EBITDA(1)	228,146	11,615	—	239,761
Interest expense, net	130,818	—	—	130,818
Depreciation and amortization	91,150	4,162	—	95,312
Stock-based compensation	11,891	—	—	11,891
Management fees	5,000	—	—	5,000

Earnings (loss) from continuing operations before gain on disposal of assets and income taxes	(10,713)	7,453	—	(3,260)
Gain on disposal of assets, net	3,402	—	—	3,402

Earnings (loss) from continuing operations before income taxes	$(7,311)	$7,453	$—	$142

Total assets	$2,352,999	$347,396		$2,700,395

Capital expenditures	$112,441	$2,145		$114,586

Goodwill	$808,741	$5,757		$814,498

IASIS Healthcare Corporation

Notes to consolidated financial statements

	For the year ended September 30, 2013
	Acute care	Health Choice	Eliminations	Consolidated
Acute care revenue before provision for bad debts	$2,047,880	$—	$—	$2,047,880
Less: Provision for bad debts	(326,978)	—	—	(326,978)

Acute care revenue	1,720,902	—	—	1,720,902
Premium and service revenues	—	564,152	—	564,152
Revenue between segments	7,092	—	(7,092)	—

Total revenue	1,727,994	564,152	(7,092)	2,285,054
Salaries and benefits (excludes stock-based compensation)	820,170	23,985	—	844,155
Supplies	294,226	183	—	294,409
Medical claims	—	474,386	(7,092)	467,294
Rentals and leases	51,352	1,544	—	52,896
Other operating expenses	370,185	23,448	—	393,633
Medicare and Medicaid EHR incentives	(20,723)	—	—	(20,723)

Adjusted EBITDA(1)	212,784	40,606	—	253,390
Interest expense, net	133,154	—	—	133,154
Depreciation and amortization	89,878	4,148	—	94,026
Stock-based compensation	3,855	—	—	3,855
Management fees	5,000	—	—	5,000

Earnings (loss) from continuing operations before loss on disposal of assets and income taxes	(19,103)	36,458	—	17,355
Loss on disposal of assets, net	(8,982)	—	—	(8,982)

Earnings (loss) from continuing operations before income taxes	$(28,085)	$36,458	$—	$8,373

Total assets	$2,687,118	$308,503		$2,995,621

Capital expenditures	$105,676	$879		$106,555

Goodwill	$810,653	$5,757		$816,410

IASIS Healthcare Corporation

Notes to consolidated financial statements

	For the year ended September 30, 2012
	Acute care	Health Choice	Eliminations	Consolidated
Acute care revenue before provision for bad debts	$1,917,576	$—	$—	$1,917,576
Less: Provision for bad debts	(241,777)	—	—	(241,777)

Acute care revenue	1,675,799	—	—	1,675,799
Premium and service revenues	—	569,142	—	569,142
Revenue between segments	7,092	—	(7,092)	—

Total revenue	1,682,891	569,142	(7,092)	2,244,941
Salaries and benefits (excludes stock-based compensation)	758,476	21,527	—	780,003
Supplies	283,435	228	—	283,663
Medical claims	—	473,217	(7,092)	466,125
Rentals and leases	41,252	1,533	—	42,785
Other operating expenses	392,619	22,478	—	415,097
Medicare and Medicaid EHR incentives	(21,831)	—	—	(21,831)

Adjusted EBITDA(1)	228,940	50,159	—	279,099
Interest expense, net	137,687	—	—	137,687
Depreciation and amortization	97,380	3,884	—	101,264
Stock-based compensation	10,077	—	—	10,077
Management fees	5,000	—	—	5,000

Earnings (loss) from continuing operations before gain on disposal of assets and income taxes	(21,204)	46,275	—	25,071
Gain on disposal of assets, net	2,241	—	—	2,241

Earnings (loss) from continuing operations before income taxes	$(18,963)	$46,275	$—	$27,312

Total assets	$2,496,304	$317,724		$2,814,028

Capital expenditures	$94,848	$2,104		$96,952

Goodwill	$812,667	$5,757		$818,424

(1)	Adjusted EBITDA represents net earnings (loss) from continuing operations before interest expense, income tax expense (benefit), depreciation and amortization, stock-based compensation, gain (loss) on disposal of assets, and management fees. Management fees represent monitoring and advisory fees paid to management companies affiliated with TPG and JLL. Management routinely calculates and communicates adjusted EBITDA and believes that it is useful to investors because it is commonly used as an analytical indicator within the healthcare industry to evaluate performance, allocate resources and measure leverage capacity and debt service ability. In addition, the Company uses adjusted EBITDA as a measure of performance for its business segments and for incentive compensation purposes. Adjusted EBITDA should not be considered as a measure of financial performance under GAAP, and the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to net earnings, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Adjusted EBITDA, as presented, differs from what is defined under the Company’s Senior Secured Credit Facilities and may not be comparable to similarly titled measures of other companies.

IASIS Healthcare Corporation

Notes to consolidated financial statements

16. Other accrued expenses and current liabilities (Restated)

A summary of other accrued expenses and current liabilities consists of the following (in thousands):

	September 30, 2014	September 30, 2013
Professional and general liabilities—current portion	$13,296	$16,546
Accrued property taxes	13,036	9,845
Employee health insurance payable	8,256	12,206
HIF (see Note 2)	7,940	—
Income taxes payable (see Note 11)	1,555	33,501
Deferred rent	4,657	4,593
Other	24,746	15,862

	$73,486	$92,553

17. Supplemental condensed consolidating financial information

The Senior Notes described in Note 3 are fully and unconditionally guaranteed on a joint and several basis by all of IASIS LLC’s existing 100% owned domestic subsidiaries, other than non-guarantor subsidiaries which include Health Choice, the Foundation, and IASIS LLC’s non-wholly owned subsidiaries. The guarantees are subject to customary release provisions set forth in the Indenture for the Senior Notes. IASIS Healthcare Corporation is not a guarantor of the Senior Notes.

Summarized condensed consolidating balance sheets at September 30, 2014 and 2013, condensed consolidating statements of operations, condensed consolidating statements of comprehensive income (loss) and condensed consolidating statements of cash flows for the years ended September 30, 2014, 2013 and 2012, for the Company, segregating IASIS Healthcare Corporation, IASIS LLC, the subsidiary guarantors, the subsidiary non-guarantors and eliminations, are found below. Prior year amounts have been reclassified to conform to the current year presentation, including the Company’s discontinued operations.

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating balance sheet (Restated)

September 30, 2014

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Assets
Current assets
Cash and cash equivalents	$559	$—	$325,555	$15,625	$—	$341,739
Accounts receivable, net	—	—	66,165	239,489	—	305,654
Inventories	—	—	13,925	43,707	—	57,632
Deferred income taxes	—	1,987	—	—	—	1,987
Prepaid expenses and other current assets	—	—	53,297	163,266	—	216,563
Assets held for sale	—	—	50,151	—	—	50,151

Total current assets	559	1,987	509,093	462,087	—	973,726
Property and equipment, net	—	—	232,421	594,057	—	826,478
Intercompany	—	—	(93,232)	93,232	—	—
Net investment in and advances to subsidiaries	—	2,053,712	—	—	(2,053,712)	—
Goodwill	—	7,407	62,947	744,144	—	814,498
Other intangible assets, net	—	—	8,331	15,000	—	23,331
Other assets, net	—	23,067	23,055	16,240	—	62,362

Total assets	$559	$2,086,173	$742,615	$1,924,760	$(2,053,712)	$2,700,395

Liabilities and Equity
Current liabilities
Accounts payable	$—	$—	$47,843	$80,516	$—	$128,359
Salaries and benefits payable	—	—	32,164	38,957	—	71,121
Accrued interest payable	—	28,820	(3,223)	3,223	—	28,820
Medical claims payable	—	—	—	79,449	—	79,449
Other accrued expenses and current liabilities	(5)	—	47,905	25,586	—	73,486
Current portion of long-term debt, capital leases and other long-term obligations	—	10,071	2,619	23,176	(23,176)	12,690
Liabilities held for sale	—	—	9,171	—	—	9,171

Total current liabilities	(5)	38,891	136,479	250,907	(23,176)	403,096
Long-term debt, capital leases and other long-term obligations	—	1,823,545	17,565	521,216	(521,216)	1,841,110
Deferred income taxes	—	100,499	—	—	—	100,499
Other long-term liabilities	(87)	3,233	113,466	590	—	117,202
Non-controlling interests with redemption rights	—	—	108,156	—	—	108,156
Total equity	651	120,005	366,949	1,152,047	(1,509,320)	130,332

Total liabilities and equity	$559	$2,086,173	$742,615	$1,924,760	$(2,053,712)	$2,700,395

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating balance sheet

September 30, 2013

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Assets

Current assets
Cash and cash equivalents	$115,356	$—	$430,047	$8,084	$—	$553,487
Accounts receivable, net	—	—	124,700	246,306	—	371,006
Inventories	—	—	16,015	41,766	—	57,781
Deferred income taxes	—	26,096	—	—	—	26,096
Prepaid expenses and other current assets	—	—	26,187	100,225	—	126,412
Assets held for sale	—	—	119,141	—	—	119,141

Total current assets	115,356	26,096	716,090	396,381	—	1,253,923
Property and equipment, net	—	—	234,910	598,259	—	833,169
Intercompany	—	—	(218,630)	218,630	—	—
Net investment in and advances to subsidiaries	—	2,072,847	—	—	(2,072,847)	—
Goodwill	—	7,407	65,246	743,757	—	816,410
Other intangible assets, net	—	—	7,957	18,000	—	25,957
Other assets, net	—	27,287	24,895	13,980	—	66,162

Total assets	$115,356	$2,133,637	$830,468	$1,989,007	$(2,072,847)	$2,995,621

Liabilities and Equity

Current liabilities
Accounts payable	$—	$—	$52,257	$77,285	$—	$129,542
Salaries and benefits payable	—	—	28,686	34,198	—	62,884
Accrued interest payable	—	27,519	(3,229)	3,229	—	27,519
Medical claims payable	—	—	—	57,514	—	57,514
Other accrued expenses and current liabilities	—	—	75,900	16,653	—	92,553
Current portion of long-term debt, capital leases and other long-term obligations	—	10,071	3,150	23,641	(23,641)	13,221
Advance on divestiture	—	—	144,803	—	—	144,803
Liabilities held for sale	—	—	3,208	—	—	3,208

Total current liabilities	—	37,590	304,775	212,520	(23,641)	531,244
Long-term debt, capital leases and other long-term obligations	—	1,832,275	20,547	549,200	(549,200)	1,852,822
Deferred income taxes	—	115,592	—	—	—	115,592
Other long-term liabilities	(181)	5,918	116,601	601	—	122,939
Non-controlling interests with redemption rights	—	—	105,464	—	—	105,464
Total equity	115,537	142,262	283,081	1,226,686	(1,500,006)	267,560

Total liabilities and equity	$115,356	$2,133,637	$830,468	$1,989,007	$(2,072,847)	$2,995,621

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of operations (Restated)

For the year ended September 30, 2014

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Revenues
Acute care revenue before provision for bad debts	$—	$—	$505,730	$1,647,619	$(13,079)	$2,140,270
Less: Provision for bad debts	—	—	(62,116)	(275,002)	—	(337,118)

Acute care revenue	—	—	443,614	1,372,617	(13,079)	1,803,152
Premium and service revenues	—	—	—	699,304	—	699,304

Total revenue	—	—	443,614	2,071,921	(13,079)	2,502,456

Costs and expenses
Salaries and benefits	—	11,891	309,503	571,424	—	892,818
Supplies	—	—	71,809	227,951	—	299,760
Medical claims	—	—	—	609,857	(13,079)	596,778
Rentals and leases	—	—	23,976	48,738	—	72,714
Other operating expenses	—	—	90,006	336,927	—	426,933
Medicare and Medicaid EHR incentives	—	—	(4,324)	(10,093)	—	(14,417)
Interest expense, net	—	130,818	—	48,922	(48,922)	130,818
Depreciation and amortization	—	—	36,500	58,812	—	95,312
Management fees	—	5,000	(34,789)	34,789	—	5,000
Equity in earnings of affiliates	—	(62,953)	—	—	62,953	—

Total costs and expenses	—	84,756	492,681	1,927,327	952	2,505,716
Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	—	(84,756)	(49,067)	144,594	(14,031)	(3,260)
Gain (loss) on disposal of assets, net	—	—	3,566	(164)	—	3,402

Earnings (loss) from continuing operations before income taxes	—	(84,756)	(45,501)	144,430	(14,031)	142
Income tax expense (benefit)	—	(4,763)	—	2,299	—	(2,464)

Net earnings (loss) from continuing operations	—	(79,993)	(45,501)	142,131	(14,031)	2,606
Earnings (loss) from discontinued operations, net of income taxes	—	7,965	(22,008)	—	—	(14,043)

Net earnings (loss)	—	(72,028)	(67,509)	142,131	(14,031)	(11,437)
Net earnings attributable to non-controlling interests	—	—	(11,668)	—	—	(11,668)

Net earnings (loss) attributable to IASIS Healthcare Corporation	$—	$(72,028)	$(79,177)	$142,131	$(14,031)	$(23,105)

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of operations

For the year ended September 30, 2013

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Revenues
Acute care revenue before provision for bad debts	$—	$—	$503,485	$1,551,487	$(7,092)	$2,047,880
Less: Provision for bad debts	—	—	(81,545)	(245,433)	—	(326,978)

Acute care revenue	—	—	421,940	1,306,054	(7,092)	1,720,902
Premium and service revenues	—	—	—	564,152	—	564,152

Total revenue	—	—	421,940	1,870,206	(7,092)	2,285,054

Costs and expenses
Salaries and benefits	—	3,855	285,888	558,267	—	848,010
Supplies	—	—	72,626	221,783	—	294,409
Medical claims	—	—	—	474,386	(7,092)	467,294
Rentals and leases	—	—	17,525	35,371	—	52,896
Other operating expenses	117	—	86,035	307,481	—	393,633
Medicare and Medicaid EHR incentives	—	—	(4,820)	(15,903)	—	(20,723)
Interest expense, net	(52)	133,206	—	61,876	(61,876)	133,154
Depreciation and amortization	—	—	31,351	62,675	—	94,026
Management fees	—	5,000	(32,629)	32,629	—	5,000
Equity in earnings of affiliates	—	(90,291)	—	—	90,291	—

Total costs and expenses	65	51,770	455,976	1,738,565	21,323	2,267,699
Earnings (loss) from continuing operations before loss on disposal of assets and income taxes	(65)	(51,770)	(34,036)	131,641	(28,415)	17,355
Loss on disposal of assets, net	—	—	(1,901)	(7,081)	—	(8,982)

Earnings (loss) from continuing operations before income taxes	(65)	(51,770)	(35,937)	124,560	(28,415)	8,373
Income tax expense (benefit)	(143)	1,976	—	1,671	—	3,504

Net earnings (loss) from continuing operations	78	(53,746)	(35,937)	122,889	(28,415)	4,869
Earnings (loss) from discontinued operations, net of income taxes	—	(4,846)	10,554	—	—	5,708

Net earnings (loss)	78	(58,592)	(25,383)	122,889	(28,415)	10,577
Net earnings attributable to non-controlling interests	—	—	(7,215)	—	—	(7,215)

Net earnings (loss) attributable to IASIS Healthcare Corporation	$78	$(58,592)	$(32,598)	$122,889	$(28,415)	$3,362

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of operations

For the year ended September 30, 2012

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Revenues
Acute care revenue before provision for bad debts	$—	$—	$462,182	$1,462,486	$(7,092)	$1,917,576
Less: Provision for bad debts	—	—	(66,574)	(175,203)	—	(241,777)

Acute care revenue	—	—	395,608	1,287,283	(7,092)	1,675,799
Premium and service revenues	—	—	—	569,142	—	569,142

Total revenue	—	—	395,608	1,856,425	(7,092)	2,244,941

Costs and expenses
Salaries and benefits	—	10,077	260,831	519,172	—	790,080
Supplies	—	—	68,434	215,229	—	283,663
Medical claims	—	—	—	473,217	(7,092)	466,125
Rentals and leases	—	—	14,066	28,719	—	42,785
Other operating expenses	—	—	81,198	333,899	—	415,097
Medicare and Medicaid EHR incentives	—	—	(3,330)	(18,501)	—	(21,831)
Interest expense, net	(303)	137,990	—	52,602	(52,602)	137,687
Depreciation and amortization	—	—	31,618	69,646	—	101,264
Management fees	—	5,000	(30,941)	30,941	—	5,000
Equity in earnings of affiliates	—	(127,487)	—	—	127,487	—

Total costs and expenses	(303)	25,580	421,876	1,704,924	67,793	2,219,870
Earnings (loss) from continuing operations before gain on disposal of assets and income taxes	303	(25,580)	(26,268)	151,501	(74,885)	25,071
Gain on disposal of assets, net	—	—	427	1,814	—	2,241

Earnings (loss) from continuing operations before income taxes	303	(25,580)	(25,841)	153,315	(74,885)	27,312
Income tax expense (benefit)	127	85	—	1,896	—	2,108

Net earnings (loss) from continuing operations	176	(25,665)	(25,841)	151,419	(74,885)	25,204
Earnings (loss) from discontinued operations, net of income taxes	—	(4,061)	10,621	—	—	6,560

Net earnings (loss)	176	(29,726)	(15,220)	151,419	(74,885)	31,764
Net earnings attributable to non-controlling interests	—	—	(8,712)	—	—	(8,712)

Net earnings (loss) attributable to IASIS Healthcare Corporation	176	$(29,726)	$(23,932)	$151,419	$(74,885)	$23,052

Accrued dividends on preferred stock	(3,689)	—	—	—	—	(3,689)

Net earnings (loss) attributable to common stockholders	$(3,513)	$(29,726)	$(23,932)	$151,419	$(74,885)	$19,363

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of comprehensive income (loss) (Restated)

For the year ended September 30, 2014

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Net earnings (loss)	$—	$(72,028)	$(67,509)	$142,131	$(14,031)	$(11,437)

Other comprehensive income
Change in fair value of highly effective interest rate hedges	—	2,023	—	—	—	2,023

Other comprehensive income before income taxes	—	2,023	—	—	—	2,023
Change in income tax expense	—	(738)	—	—	—	(738)

Other comprehensive income, net of income taxes	—	1,285	—	—	—	1,285

Comprehensive income (loss)	—	(70,743)	(67,509)	142,131	(14,031)	(10,152)
Net earnings attributable to non-controlling interests	—	—	(11,668)	—	—	(11,668)

Comprehensive income (loss) attributable to IASIS Healthcare Corporation	$—	$(70,743)	$(79,177)	$142,131	$(14,031)	$(21,820)

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of comprehensive income (loss)

For the year ended September 30, 2013

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Net earnings (loss)	$78	$(58,592)	$(25,383)	$122,889	$(28,415)	$10,577

Other comprehensive income
Change in fair value of highly effective interest rate hedges	—	1,662	—	—	—	1,662

Other comprehensive income before income taxes	—	1,662	—	—	—	1,662
Change in income tax expense	—	(618)	—	—	—	(618)

Other comprehensive income, net of income taxes	—	1,044	—	—	—	1,044

Comprehensive income (loss)	78	(57,548)	(25,383)	122,889	(28,415)	11,621
Net earnings attributable to non-controlling interests	—	—	(7,215)	—	—	(7,215)

Comprehensive income (loss) attributable to IASIS Healthcare Corporation	$78	$(57,548)	$(32,598)	$122,889	$(28,415)	$4,406

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of comprehensive income (loss)

For the year ended September 30, 2012

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Net earnings (loss)	$176	$(29,726)	$(15,220)	$151,419	$(74,885)	$31,764

Other comprehensive loss
Change in fair value of highly effective interest rate hedges	—	(5,914)	—	—	—	(5,914)
Amortization of other comprehensive income related to ineffective interest rate hedges	—	2,057	—	—	—	2,057

Other comprehensive loss before income taxes	—	(3,857)	—	—	—	(3,857)
Change in income tax benefit	—	1,432	—	—	—	1,432

Other comprehensive loss, net of income taxes	—	(2,425)	—	—	—	(2,425)

Comprehensive income (loss)	176	(32,151)	(15,220)	151,419	(74,885)	29,339
Net earnings attributable to non-controlling interests	—	—	(8,712)	—	—	(8,712)

Comprehensive income (loss) attributable to IASIS Healthcare Corporation	176	(32,151)	(23,932)	151,419	(74,885)	20,627

Accrued dividends on preferred stock	(3,689)	—	—	—	—	(3,689)

Comprehensive income (loss) attributable to common stockholders	$(3,513)	$(32,151)	$(23,932)	$151,419	$(74,885)	$16,938

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of cash flows (Restated)

For the year ended September 30, 2014

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Cash flows from operating activities
Net earnings (loss)	$—	$(72,028)	$(67,509)	$142,131	$(14,031)	$(11,437)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	36,500	58,812	—	95,312
Amortization of loan costs	—	7,412	—	—	—	7,412
Amortization of deferred gain on sale-leaseback transaction	—	(2,496)	—	—	—	(2,496)
Change in physician minimum revenue guarantees	—	—	184	2,525	—	2,709
Stock-based compensation	—	11,891	—	—	—	11,891
Deferred income taxes	—	3,752	—	—	—	3,752
Income tax benefit from stock-based compensation	7	3	—	—	—	10
Loss (gain) on disposal of assets, net	—	—	(3,566)	164	—	(3,402)
Loss (earnings) from discontinued operations, net	—	(7,965)	22,008	—	—	14,043
Equity in earnings of affiliates	—	(62,953)	—	—	62,953	—
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Accounts receivable, net	—	—	(8,754)	7,203	—	(1,551)
Inventories, prepaid expenses and other current assets	—	—	(31,885)	(56,938)	—	(88,823)
Accounts payable, other accrued expenses and other accrued liabilities	196	(1,384)	57,379	16,083	—	72,274
Income taxes and other transaction costs payable related to sale-leaseback of real estate	—	(18,901)	(1,048)	(2,321)	—	(22,270)

Net cash provided by (used in) operating activities—continuing operations	203	(142,669)	3,309	167,659	48,922	77,424
Net cash used in operating activities—discontinued operations	—	—	(18,350)	—	—	(18,350)

Net cash provided by (used in) operating activities	203	(142,669)	(15,041)	167,659	48,922	59,074

Cash flows from investing activities
Purchases of property and equipment	—	—	(63,166)	(51,420)	—	(114,586)
Cash paid for acquisitions, net	—	—	(1,038)	—	—	(1,038)
Cash paid for sale-leaseback of real estate	—	—	(2,724)	(301)	—	(3,025)
Proceeds from sale of assets	—	—	1,865	38	—	1,903
Change in other assets, net	—	—	1,193	(1,824)	—	(631)

Net cash used in investing activities—continuing operations	—	—	(63,870)	(53,507)	—	(117,377)
Net cash used in investing activities—discontinued operations	—	—	(5,038)	—	—	(5,038)

Net cash used in investing activities	—	—	(68,908)	(53,507)	—	(122,415)

Cash flows from financing activities
Payment of long-term debt, capital leases and other long-term obligations	—	(10,072)	(611)	(2,682)	—	(13,365)
Payment of debt financing costs	—	(1,691)	—	—	—	(1,691)
Dividends paid to common stockholders	(115,000)	—	—	—	—	(115,000)
Distributions to non-controlling interests	—	—	(15,618)	—	—	(15,618)
Cash paid for the repurchase of non-controlling interests	—	—	(770)	—	—	(770)
Redemption of common stock for payroll tax withholding requirements	—	—	(1,838)	—	—	(1,838)
Change in intercompany balances with affiliates, net	—	154,432	(1,581)	(103,929)	(48,922)	—

Net cash provided by (used in) financing activities—continuing operations	(115,000)	142,669	(20,418)	(106,611)	(48,922)	(148,282)
Net cash used in financing activities—discontinued operations	—	—	(125)	—	—	(125)

Net cash provided by (used in) financing activities	(115,000)	142,669	(20,543)	(106,611)	(48,922)	(148,407)

Change in cash and cash equivalents	(114,797)	—	(104,492)	7,541	—	(211,748)
Cash and cash equivalents at beginning of period	115,356	—	430,047	8,084	—	553,487

Cash and cash equivalents at end of period	$559	$—	$325,555	$15,625	$—	$341,739

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of cash flows

For the year ended September 30, 2013

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Cash flows from operating activities
Net earnings (loss)	$78	$(58,592)	$(25,383)	$122,889	$(28,415)	$10,577
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	31,351	62,675	—	94,026
Amortization of loan costs	—	7,612	—	—	—	7,612
Change in physician minimum revenue guarantees	—	—	161	2,646	—	2,807
Stock-based compensation	—	3,855	—	—	—	3,855
Deferred income taxes	—	(6,220)	—	—	—	(6,220)
Income tax benefit from stock-based compensation	—	16	—	—	—	16
Income tax benefit from parent company	(489)	489	—	—	—	—
Loss on disposal of assets, net	—	—	1,901	7,081	—	8,982
Loss (earnings) from discontinued operations, net	—	4,846	(10,554)	—	—	(5,708)
Equity in earnings of affiliates	—	(90,291)	—	—	90,291	—
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Accounts receivable, net	—	—	25,771	(27,495)	—	(1,724)
Inventories, prepaid expenses and other current assets	237	—	4,419	(18,696)	—	(14,040)
Accounts payable, other accrued expenses and other accrued liabilities	226	(2,177)	28,456	(25,457)	—	1,048

Net cash provided by (used in) operating activities—continuing operations	52	(140,462)	56,122	123,643	61,876	101,231
Net cash used in operating activities—discontinued operations	—	—	(3,027)	—	—	(3,027)

Net cash provided by (used in) operating activities	52	(140,462)	53,095	123,643	61,876	98,204

Cash flows from investing activities
Purchases of property and equipment	—	—	(57,491)	(49,064)	—	(106,555)
Cash paid (received) for acquisitions, net	—	—	(471)	3,467	—	2,996
Cash advance on divestiture	—	—	144,803	—	—	144,803
Cash received in sale-leaseback of real estate	—	—	86,348	191,635	—	277,983
Proceeds from sale of assets	—	—	2	81	—	83
Change in other assets, net	—	—	(5,931)	3,721	—	(2,210)

Net cash provided by investing activities—continuing operations	—	—	167,260	149,840	—	317,100
Net cash used in investing activities—discontinued operations	—	—	(5,128)	—	—	(5,128)

Net cash provided by investing activities	—	—	162,132	149,840	—	311,972

Cash flows from financing activities
Payment of long-term debt, capital leases and other obligations	—	(175,262)	(77)	(3,120)	—	(178,459)
Proceeds from revolving credit facilities	—	165,000	—	—	—	165,000
Payment of debt financing costs	—	(1,024)	—	—	—	(1,024)
Distributions to non-controlling interests	—	—	(6,012)	—	—	(6,012)
Cash received for the sale of non-controlling interests	—	—	849	—	—	849
Cash paid for the repurchase of non-controlling interest, net	—	—	(1,211)	—	—	(1,211)
Other	—	—	1,065	(1,043)	—	22
Change in intercompany balances with affiliates	—	151,748	181,027	(270,899)	(61,876)	—

Net cash provided by (used in) financing activities—continuing operations	—	140,462	175,641	(275,062)	(61,876)	(20,835)
Net cash used in financing activities—discontinued operations	—	—	(40)	—	—	(40)

Net cash provided by (used in) financing activities	—	140,462	175,601	(275,062)	(61,876)	(20,875)

Change in cash and cash equivalents	52	—	390,828	(1,579)	—	389,301
Cash and cash equivalents at beginning of period	115,304	—	39,219	9,663	—	164,186

Cash and cash equivalents at end of period	$115,356	$—	$430,047	$8,084	$—	$553,487

IASIS Healthcare Corporation

Notes to consolidated financial statements

IASIS Healthcare Corporation

Condensed consolidating statement of cash flows

For the year ended September 30, 2012

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Cash flows from operating activities
Net earnings (loss)	$176	$(29,726)	$(15,220)	$151,419	$(74,885)	$31,764
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	31,618	69,646	—	101,264
Amortization of loan costs	—	7,309	—	—	—	7,309
Change in physician minimum revenue guarantees	—	—	113	2,349	—	2,462
Stock-based compensation	—	10,077	—	—	—	10,077
Deferred income taxes	—	13,375	—	—	—	13,375
Income tax benefit from stock-based compensation	—	6	—	—	—	6
Income tax benefit from parent company	191	(191)	—	—	—	—
Fair value change in interest rate hedges	—	(1,410)	—	—	—	(1,410)
Amortization of other comprehensive loss	—	2,057	—	—	—	2,057
Gain on disposal of assets, net	—	—	(427)	(1,814)	—	(2,241)
Loss (earnings) from discontinued operations, net	—	4,061	(10,621)	—	—	(6,560)
Equity in earnings of affiliates	—	(127,487)	—	—	127,487	—

Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Accounts receivable, net	—	—	(9,865)	(51,299)	—	(61,164)
Inventories, prepaid expenses and other current assets	(237)	—	(5,046)	(38,656)	—	(43,939)
Accounts payable, other accrued expenses and other accrued liabilities	174	—	37,012	(53,312)	—	(16,126)

Net cash provided by (used in) operating activities—continuing operations	304	(121,929)	27,564	78,333	52,602	36,874
Net cash provided by operating activities—discontinued operations	—	—	7,757	—	—	7,757

Net cash provided by (used in) operating activities	304	(121,929)	35,321	78,333	52,602	44,631

Cash flows from investing activities
Purchases of property and equipment	—	—	(46,788)	(50,164)	—	(96,952)
Cash received (paid) for acquisitions, net	—	—	12,967	(21,130)	—	(8,163)
Proceeds from sale of assets	—	—	—	28	—	28
Change in other assets, net	—	—	5,084	(2,923)	—	2,161

Net cash used in investing activities— continuing operations	—	—	(28,737)	(74,189)	—	(102,926)
Net cash used in investing activities—discontinued operations	—	—	(15,416)	—	—	(15,416)

Net cash used in investing activities	—	—	(44,153)	(74,189)	—	(118,342)

Cash flows from financing activities
Payment of long-term debt, capital leases and other obligations	—	(10,250)	(360)	(3,567)	—	(14,177)
Payment of debt financing costs	—	(998)	—	—	—	(998)
Dividends paid to common stockholders	(69,369)	—	—	—	—	(69,369)
Payment to redeem preferred stock	(45,631)	—	—	—	—	(45,631)
Distributions to non-controlling interests	—	—	(8,666)	—	—	(8,666)
Cash paid for the repurchase of non-controlling interest, net	—	—	(589)	—	—	(589)
Change in intercompany balances with affiliates	—	133,177	(82,396)	1,821	(52,602)	—

Net cash provided by (used in) financing activities	(115,000)	121,929	(92,011)	(1,746)	(52,602)	(139,430)

Change in cash and cash equivalents	(114,696)	—	(100,843)	2,398	—	(213,141)
Cash and cash equivalents at beginning of period	230,000	—	140,062	7,265	—	377,327

Cash and cash equivalents at end of period	$115,304	$—	$39,219	$9,663	$—	$164,186

IASIS Healthcare Corporation

Notes to consolidated financial statements

18. Subsequent events

On October 31, 2014, the Issuers completed an offer to purchase up to $210.0 million aggregate principal amount of the outstanding Senior Notes. The Issuers were required to make the offer to purchase under the terms of the Indenture governing the Senior Notes using excess proceeds from certain asset dispositions. The offer to purchase was made at a price equal to 100% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest, to but excluding the redemption date. Holders tendered $0.1 million in aggregate principal amount of the Senior Notes, all of which were accepted by the Issuers. The Company made payment to settle all validly tendered Senior Notes on November 6, 2014.

On November 11, 2014, the Company entered into a definitive agreement to sell its Nevada operations. The transaction closed on January 22, 2015.

On December 18, 2014, the Arizona Department of Health Services (“ADHS”) awarded a Regional Behavioral Health Authority contract to Health Choice Integrated Care LLC, a joint venture formed by Health Choice and the Northern Arizona Regional Behavioral Health Authority. Under the agreement with ADHS, Health Choice Integrated Care will cover behavioral services for AHCCCS members in certain counties of Arizona, including both physical and behavioral services for some members who are considered seriously mentally ill. The contract will commence on October 1, 2015, and has an initial three-year term, with the state of Arizona having two optional two-year extensions.

IASIS Healthcare Corporation

Condensed consolidated balance sheets

(In thousands)

	June 30, 2015	September 30, 2014
	(Unaudited)	Restated
ASSETS

Current assets
Cash and cash equivalents	$308,211	$341,739
Accounts receivable, net	322,187	305,654
Inventories	59,688	57,632
Deferred income taxes	1,003	1,987
Prepaid expenses and other current assets	227,341	216,563
Assets held for sale	—	50,151

Total current assets	918,430	973,726

Property and equipment, net	867,009	826,478

Goodwill	820,501	814,498

Other intangible assets, net	20,804	23,331

Other assets, net	58,816	62,362

Total assets	$2,685,560	$2,700,395

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$120,823	$128,359
Salaries and benefits payable	60,944	71,121
Accrued interest payable	9,843	28,820
Medical claims payable	95,678	79,449
Other accrued expenses and current liabilities	91,993	73,486
Current portion of long-term debt, capital leases and other long-term obligations	11,985	12,690
Liabilities held for sale	—	9,171

Total current liabilities	391,266	403,096

Long-term debt, capital leases and other long-term obligations	1,833,215	1,841,110

Deferred income taxes	107,789	100,499

Other long-term liabilities	111,443	117,202

Non-controlling interests with redemption rights	113,233	108,156

Equity
Preferred stock – $0.01 par value; 5,000,000 shares authorized; no shares issued	—	—
Common stock – $0.01 par value; 100,000,000 voting and 10,000,000 non-voting common shares authorized; 15,016,097 voting common shares issued and outstanding at June 30, 2015 and September 30, 2014; no non-voting common shares issued	150	150
Additional paid in capital	145,732	145,330
Accumulated other comprehensive loss	(1,508)	(2,344)
Retained earnings (accumulated deficit)	(24,168)	(22,480)

Total stockholders’ equity	120,206	120,656
Non-controlling interests	8,408	9,676

Total equity	128,614	130,332

Total liabilities and equity	$2,685,560	$2,700,395

See accompanying notes.

IASIS Healthcare Corporation

Condensed consolidating statement of operations (unaudited)

(In thousands)

	Nine months ended June 30,
	2015	2014

Revenue
Acute care revenue before provision for bad debts	$1,668,536	$1,613,457
Less: Provision for bad debts	(258,175)	(260,249)

Acute care revenue	1,410,361	1,353,208
Premium, service and other revenue	642,298	503,212

Total revenue	2,052,659	1,856,420

Costs and expenses
Salaries and benefits (includes stock-based compensation of $4,937 and $10,033, respectively)	697,098	664,453
Supplies	241,696	227,415
Medical claims	524,506	436,754
Rentals and leases	57,055	54,444
Other operating expenses	351,362	311,586
Medicare and Medicaid EHR incentives	(7,685)	(9,294)
Interest expense, net	96,122	98,300
Depreciation and amortization	70,462	70,648
Management fees	3,750	3,750

Total costs and expenses	2,034,366	1,858,056
Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	18,293	(1,636)
Gain (loss) on disposal of assets, net	(434)	2,868

Earnings from continuing operations before income taxes	17,859	1,232
Income tax expense	8,111	7,387

Net earnings (loss) from continuing operations	9,748	(6,155)
Earnings (loss) from discontinued operations, net of income taxes	(2,222)	(5,786)

Net earnings (loss)	7,526	(11,941)
Net earnings attributable to non-controlling interests	(9,214)	(8,857)

Net earnings (loss) attributable to IASIS Healthcare Corporation	$(1,688)	$(20,798)

See accompanying notes.

IASIS Healthcare Corporation

Condensed consolidating statement of comprehensive income (loss)

(In thousands)

	Nine months ended June 30,
	2015	2014
Net earnings (loss)	$7,526	$(11,941)

Other comprehensive income
Change in fair value of highly effective interest rate hedges	1,318	1,179

Other comprehensive income before income taxes	1,318	1,179
Change in income tax expense	(482)	(438)

Other comprehensive income, net of income taxes	836	741

Comprehensive income (loss)	8,362	(11,200)
Net earnings attributable to non-controlling interests	(9,214)	(8,857)

Comprehensive loss attributable to IASIS Healthcare Corporation	$(852)	$(20,057)

See accompanying notes.

IASIS Healthcare Corporation

Condensed consolidated statements of equity (unaudited)

(In thousands)

		Common Stock
	Non-controlling interests with redemption rights	Shares	Par value	Additional paid in capital	Accumulated other comprehensive loss	Retained earnings (deficit)	Total stockholders’ equity	Non-controlling interests	Total equity
Balance at September 30, 2014	$108,156	15,016,097	$150	$145,330	$(2,344)	$(22,480)	$120,656	$9,676	$130,332
Net earnings	9,228	—	—	—	—	(1,688)	(1,688)	(14)	(1,702)
Distributions to non-controlling interests	(6,306)	—	—	—	—	—	—	—	—
Repurchase of non-controlling interests	(423)	—	—	659	—	—	659	(1,254)	(595)
Stock-based compensation		—	—	4,937	—	—	4,937	—	4,937
Other comprehensive income		—	—	—	836	—	836	—	836
Other	(2,640)	—	—	24	—	—	24	—	24
Adjustment to redemption value of non-controlling interest with redemption rights	5,218	—	—	(5,218)	—	—	(5,218)	—	(5,218)

Balance at June 30, 2015	$113,233	15,016,097	$150	$145,732	$(1,508)	$(24,168)	$120,206	$8,408	$128,614

See accompanying notes.

IASIS Healthcare Corporation

Condensed consolidated statements of cash flows

(In thousands)

	Nine months ended June 30,
	2015	2014

Cash flows from operating activities
Net earnings (loss)	$7,526	$(11,941)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	70,462	70,648
Amortization of loan costs	5,913	5,559
Amortization of deferred gain on sale-leaseback transaction	(1,872)	(1,872)
Change in physician minimum revenue guarantees	2,852	2,177
Stock-based compensation	4,937	10,033
Deferred income taxes	5,929	(1,015)
Loss (gain) on disposal of assets, net	434	(2,868)
Loss from discontinued operations, net	2,222	5,786
Changes in operating assets and liabilities, net of the effect of acquisitions and divestitures:
Accounts receivable, net	(18,106)	(6,792)
Inventories, prepaid expenses and other current assets	(15,278)	(53,406)
Accounts payable, other accrued expenses and other accrued liabilities	(7,908)	10,760
Income taxes and other transaction costs payable related to sale-leaseback of real estate	—	(22,270)

Net cash provided by operating activities — continuing operations	57,111	4,799
Net cash provided by (used in) operating activities — discontinued operations	2,919	(15,140)

Net cash provided by (used in) operating activities	60,030	(10,341)

Cash flows from investing activities
Purchases of property and equipment	(106,604)	(76,084)
Cash paid for acquisitions, net	(11,324)	(1,038)
Cash received from divestiture	42,633	—
Proceeds from sale of assets	350	1,508
Change in other assets, net	(1,141)	(219)
Other, net	—	(3,025)

Net cash used in investing activities — continuing operations	(76,086)	(78,858)
Net cash used in investing activities — discontinued operations	(341)	(5,242)

Net cash used in investing activities	(76,427)	(84,100)

Cash flows from financing activities
Payment of long-term debt, capital leases and other long-term obligations	(9,801)	(10,084)
Dividends paid to common stockholders	—	(115,000)
Distributions to non-controlling interests	(6,306)	(13,222)
Cash paid for the repurchase of non-controlling interests	(1,018)	(600)
Other	—	(1,838)

Net cash used in financing activities — continuing operations	(17,125)	(140,744)
Net cash used in financing activities — discontinued operations	(6)	(100)

Net cash used in financing activities	(17,131)	(140,844)

Change in cash and cash equivalents	(33,528)	(235,285)
Cash and cash equivalents at beginning of period	341,739	553,487

Cash and cash equivalents at end of period	$308,211	$318,202

Supplemental disclosure of cash flow information:
Cash paid for interest	$111,847	$111,152

Cash paid for income taxes, net	$14,875	$39,030

See accompanying notes.

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

1. Organization and basis of presentation

The unaudited condensed consolidated financial statements as of and for the nine months ended June 30, 2015 and 2014, reflect the financial position, results of operations and cash flows of IASIS Healthcare Corporation and its subsidiaries (“IASIS” or the “Company”). The Company’s majority stockholder is IASIS Investment LLC. IASIS Investment LLC is comprised of an investor group led by affiliates of TPG Global, LLC (together with its affiliates, “TPG”), JLL Partners Inc. (together with its affiliates, “JLL”) and Trimaran Capital L.L.C. (together with its affiliates, “Trimaran”).

Through its wholly-owned subsidiary, IASIS Healthcare LLC (“IASIS LLC”), the Company provides high quality affordable healthcare services primarily in higher growth markets. As of June 30, 2015, the Company owned or leased 16 acute care hospital facilities and one behavioral health hospital facility, with a total of 3,644 licensed beds, several outpatient service facilities and 144 physician clinics.

The Company’s continuing operations are in various regions including:

•	Salt Lake City, Utah;
•	Phoenix, Arizona;
•	five cities in Texas, including Houston and San Antonio; and
•	West Monroe, Louisiana.

The Company also owns and operates Health Choice Arizona, Inc. and related entities (“Health Choice” or the “Plan”), a managed care organization and insurer that delivers healthcare services to more than 389,900 members through multiple health plans, accountable care networks and managed care solutions. The Plan is headquartered in Phoenix, Arizona, with offices in Tampa, Florida and Salt Lake City, Utah.

Included in the Company’s condensed consolidated financial statements are the financial position, results of operations and cash flows of the IASIS Healthcare Foundation (the “Foundation”). The Foundation is a wholly-owned 501(c)(3) private foundation established for the purpose of improving the lives of those in need both domestically and internationally.

The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The condensed consolidated balance sheet of the Company at September 30, 2014, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and notes required by GAAP for complete financial statements. For further information, refer to the consolidated financial statements and notes thereto included in Amendment No. 1 to the Company’s Registration Statement on Form S-1, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2015.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year or any other future periods.

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

Principles of consolidation

The unaudited condensed consolidated financial statements include all subsidiaries and entities under common control of the Company. Control is generally defined by the Company as ownership of a majority of the voting interest of an entity. In addition, control is demonstrated in most instances when the Company is the sole general partner in a limited partnership. Intercompany transactions have been eliminated.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated financial statements and notes. Actual results could differ from those estimates.

Reclassifications

As a result of discontinued operations, certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no impact on the Company’s total assets or total liabilities and equity.

General and administrative

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as “general and administrative” by the Company include the IASIS corporate office costs (excluding stock-based compensation costs), which were $43.7 million and $39.9 million for the nine months ended June 2015 and 2014, respectively.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents balances primarily with high credit quality financial institutions. The Company manages its credit exposure by placing its investments in U.S. Treasury securities or other high quality securities, and by periodically evaluating the relative credit standing of the financial institution.

As discussed in Note 3, cash generated from certain asset dispositions may be subject to prepayment requirements under our senior credit agreement and indenture.

As of June 30, 2015, the Company has restricted the use of $3.9 million of cash primarily for the purpose of maintaining certain minimum risk-based capital requirements associated with Health Choice.

Stock-based compensation

The Company grants stock options for a fixed number of common shares and restricted stock units (“RSUs”) to its employees. The Company accounts for these stock-based incentive awards under the measurement and recognition provisions of Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation (“ASC 718”). Accordingly, the Company applies the fair value recognition provisions requiring all share-based payments to employees, including grants of employee stock options and RSUs, to be measured based on the

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

grant-date fair value of the awards, with the resulting expense recognized in the income statement. In accordance with ASC 718, the Company uses the Black-Scholes-Merton valuation model in determining the fair value of its share-based payments. Compensation cost for time-vested options and RSUs will generally be amortized on a straight-line basis over the requisite service periods of the awards, generally equal to the awards’ vesting periods, while compensation cost for options with market-based conditions are recognized on a graded schedule generally over the awards’ vesting periods.

Stockholders’ equity

Common stock

As of June 30, 2015 and September 30, 2014, the Company is authorized to issue 100.0 million shares of voting common stock and 10.0 million shares of non-voting common stock, each having a par value of $0.01 per share. At June 30, 2015 and September 30, 2014, 15.0 million shares of voting common stock were issued and outstanding. No shares of non-voting common stock were outstanding at June 30, 2015 and September 30, 2014.

Preferred stock

As of June 30, 2015 and September 30, 2014, the Company is authorized to issue 5.0 million shares of preferred stock. No shares of preferred stock were outstanding at June 30, 2015 and September 30, 2014.

Earnings per share

The Company expects to have a stock split in fiscal 2015 and, therefore, does not believe earnings per share to be a meaningful presentation in the accompanying condensed consolidated financial statements.

Fair Value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures concerning fair value measurements. The Company applies these provisions to the valuation and disclosure of certain financial instruments. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: (i) Level 1, which is defined as quoted prices in active markets that can be accessed at the measurement date; (ii) Level 2, which is defined as inputs other than quoted prices in active markets that are observable, either directly or indirectly; and (iii) Level 3, which is defined as unobservable inputs resulting from the existence of little or no market data, therefore potentially requiring an entity to develop its own assumptions.

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, salaries and benefits payable, accrued interest payable, medical claims payable, and other accrued expenses and current liabilities are reflected in the accompanying consolidated financial statements at amounts that approximate fair value because of the short-term nature of these instruments. The fair value of the Company’s capital leases and other long-term financing obligations also approximate their carrying value as they bear interest at current market rates.

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

The carrying value and fair value of the Company’s senior secured term loan facility and its 8.375% senior notes due 2019 (the “Senior Notes”) as of June 30, 2015 and September 30, 2014, were as follows (in thousands):

	Carrying amount		Fair value
	June 30, 2015	September 30, 2014	June 30, 2015	September 30, 2014
Senior secured term loan facility	$979,812	$986,815	$984,341	$987,589
Senior Notes	846,955	846,479	880,709	893,563

The estimated fair value of the Company’s senior secured term loan facility and its Senior Notes were based upon quoted market prices at that date and are categorized as Level 2 within the fair value hierarchy.

The Company determines the fair value of its interest rate hedges in a manner consistent with that used by market participants in pricing hedging instruments, which includes using a discounted cash flow analysis based upon the terms of the agreements, the impact of the forward LIBOR curve and an evaluation of credit risk. Given the use of observable market assumptions and the consideration of credit risk, the Company has categorized the valuation of its interest rate hedges as Level 2.

Discontinued operations

The following table provides the components of discontinued operations (in thousands):

	Nine months ended June 30,
	2015	2014
Acute care revenue less provision for bad debts	$29,489	$37,097
Loss before income taxes	(5,264)	(8,431)
Income tax benefit from discontinued operations	3,042	2,645

Loss from discontinued operations, net of income taxes	$(2,222)	$(5,786)

Effective October 1, 2013, the Company completed the sale of its Florida operations which primarily included three hospitals in the Tampa-St. Petersburg area and all related physician operations. Accordingly, the operating results and cash flows of the Florida operations are reported as discontinued operations for all periods presented. The aggregate proceeds from the sale were $144.8 million, which resulted in a gain on the sale of assets totaling $22.2 million during the first quarter of the fiscal year ended September 30, 2014. This gain was included in discontinued operations for the nine months ended June 30, 2014.

On September 26, 2014, the Company approved and committed to a plan to dispose of its Nevada operations, which included one hospital in the Las Vegas area and all related physician operations. Accordingly, the operating results and cash flows of the Nevada operations are reported as discontinued operations for all periods presented. The sale of the Company’s Nevada operations closed January 22, 2015. A loss totaling $7.9 million related to the fair value of long-lived assets was recognized on the sale of the Company’s Nevada operations, of which $7.5 million was recognized in the fourth quarter ended September 30, 2014. Proceeds received from the sale were $42.6 million, and are subject to a final working capital settlement at a future date.

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

The following table provides the components of assets and liabilities held for sale (in thousands):

September 30, 2014
Accounts receivable, net	$21,651
Inventories	2,737
Prepaid expenses and other current assets	763
Property and equipment, net	25,000

Assets held for sale	$50,151

Accounts payable	$5,736
Salaries and benefits payable	2,898
Other accrued expenses and current liabilities	300
Current portion of long-term debt, capital leases and other obligations	64
Long-term debt, capital leases and other obligations	173

Liabilities held for sale	$9,171

Recent accounting pronouncements

Recently issued

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment—Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). Among other provisions and in addition to expanded disclosures, ASU 2014-08 changes the definition of what components of an entity qualify for discontinued operations treatment and reporting from a reportable segment, operating segment, reporting unit, subsidiary or asset group to only those components of an entity that represent a strategic shift that has, or will have, a major effect on an entity’s operations and financial results. Additionally, ASU 2014-08 requires disclosure about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements, including the pretax profit or loss attributable to the component of an entity for the period in which it is disposed of or is classified as held for sale. The disclosure of this information is required for all of the same periods that are presented in the entity’s results of operations for the period. The provisions of ASU 2014-08 are effective prospectively for all disposals or classifications as held for sale of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted. The Company has not yet adopted ASU 2014-08.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. In addition, ASU 2014-09 will require new and enhanced disclosures. Companies can adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. ASU 2014-09 was originally scheduled to become effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption was not permitted. In July 2015, the FASB decided that a deferral was necessary to provide companies adequate time to effectively implement the new standard. They deferred the effective date by one year, but will permit entities to adopt one year earlier if they so choose. The Company is currently evaluating the effect of the new revenue recognition guidance.

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

In February 2015, the FASB issued ASU 2015-02, “Consolidation” (“ASU 2015-02”). ASU 2015-02 includes amendments that are intended to improve targeted areas of consolidation for legal entities including reducing the number of consolidation models from four to two and simplifying the FASB ASC. The provisions of ASU 2015-02 are effective for annual periods beginning after December 15, 2015. The amendments may be applied retrospectively in previously issued financial statements for one or more years with a cumulative effect adjustment to retained earnings as of the beginning of the first year restated. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2015-02 will have on its financial position, results of operation, cash flows and financial disclosures.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The guidance in the new standard is limited to the presentation of debt issuance costs. The recognition and measurement guidance for debt issuance costs are not affected by ASU 2015-03. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2015-03 will have on its financial position, cash flows and financial disclosures.

2. Revenue and allowance for doubtful accounts

Acute care revenue and accounts receivable

The Company’s healthcare facilities have entered into agreements with third-party payors, including government programs (Medicare, Medicaid and TRICARE), managed care health plans, including Medicare and Medicaid managed health plans, commercial insurance companies and employers under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges. Additionally, the Company offers discounts through its uninsured discount program to all uninsured patients receiving healthcare services who do not qualify for assistance under state Medicaid, other federal or state assistance plans, or charity care.

Acute care revenue is reported at the estimated net realizable amounts from third-party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and are adjusted, if necessary, in future periods when final settlements are determined. The Company also records a provision for bad debts related to uninsured accounts, as well as co-insurance and deductible balances due from insured patients, to reflect its self-pay accounts receivable at the estimated amounts expected to be collected. The sources of the Company’s hospital net patient revenue by payor before its provision for bad debts are summarized as follows:

	Nine months ended June 30,
	2015	2014
Medicare	19.8%	20.6%
Managed Medicare	10.3	10.1
Medicaid and managed Medicaid	12.6	12.7
Managed care and other	42.6	39.5
Self-pay	14.7	17.1

Total	100.0%	100.0%

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

Allowance for Doubtful Accounts

The provision for bad debts and the associated allowance for doubtful accounts relate primarily to amounts due directly from patients. The Company does not pursue collection of amounts related to patients who qualify for charity care under the Company’s guidelines; therefore, charity care accounts are deducted from gross revenue and are not included in the provision for bad debts.

The Company’s estimation of its allowance for doubtful accounts is based primarily upon the type and age of the patient accounts receivable and the effectiveness of related collection efforts. The Company’s policy is to reserve a portion of all self-pay receivables, including amounts due from the uninsured and amounts related to co-payments and deductibles, as these charges are recorded. The Company monitors accounts receivable balances and the effectiveness of reserve policies on a regular basis and reviews various analytics to support the basis for its estimates. These efforts primarily consist of reviewing the following:

•	Cash collections as a percentage of net patient revenue less bad debts;

•	Changes in the aging and payor mix of accounts receivable, including increased focus on accounts due from the uninsured and accounts that represent co-payments and deductibles due from patients;

•	Revenue and volume trends by payor, particularly the self-pay components;

•	Trending of days revenue in accounts receivable;

•	Various allowance coverage statistics; and

•	Historical write-off and collection experience using a hindsight or look-back approach.

At June 30, 2015 and September 30, 2014, the Company’s net self-pay receivables, including amounts due from uninsured patients and co-payment and deductible amounts due from insured patients, were $264.3 million and $264.6 million, respectively. At June 30, 2015 and September 30, 2014, the Company’s allowance for doubtful accounts was $199.9 million and $207.4 million, respectively.

Premium, service and other revenue

Health Choice is the Company’s managed care organization and insurer that serves health plan enrollees in Arizona and Utah. The Plan derives most of its revenue through a contract in Arizona with the Arizona Health Care Cost Containment System (“AHCCCS”) to provide specified health services to qualified Medicaid enrollees through contracted providers. AHCCCS is the state agency that administers Arizona’s Medicaid program.

Effective October 1, 2013, Health Choice entered into a contract with AHCCCS with an initial term of three years, and two one-year renewal options at the discretion of AHCCCS. The contract is terminable without cause on 90 days’ written notice or for cause upon written notice if the Company fails to comply with any term or condition of the contract or fails to take corrective action as required to comply with the terms of the contract. Additionally, AHCCCS can terminate the contract in the event of the unavailability of state or federal funding.

Health Choice also provides coverage as a Medicare Advantage Prescription Drug (“MAPD”) Special Needs Plan (“SNP”) provider pursuant to a contract with the Centers for Medicare and Medicaid Services (“CMS”). The SNP allows Health Choice to offer Medicare and Part D drug benefit coverage for new and existing dual-eligible members (i.e. those that are eligible for Medicare and Medicaid). The contract with CMS includes successive

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

one-year renewal options at the discretion of CMS and is terminable without cause on 90 days’ written notice or for cause upon written notice if the Company fails to comply with any term or condition of the contract or fails to take corrective action as required to comply with the terms of the contract. Health Choice has received notification that CMS has exercised its option to extend its contract through December 31, 2016.

In Arizona and surrounding states, the Plan subcontracts with hospitals, physicians and other medical providers to provide services to its Medicaid and Medicare enrollees in Apache, Coconino, Gila, Maricopa, Mohave, Navajo, Pima and Pinal counties, regardless of the actual costs incurred to provide these services.

The Plan’s contracts require the arrangement of healthcare services for enrolled patients in exchange for fixed monthly premiums, based upon negotiated per capita member rates. Capitation payments received by Health Choice are recognized as revenue in the month that members are entitled to healthcare services. The Plan receives reinsurance and other supplemental payments from AHCCCS for healthcare costs that exceed stated amounts at a rate ranging from 75% to 100% of qualified healthcare costs in excess of stated levels of up to $35,000 per claim, depending on the eligibility classification of the member. Qualified costs must be incurred during the contract year and are the lesser of the amount paid by the Plan or the AHCCCS fee schedule. Reinsurance recoveries are recognized under the contract with AHCCCS when healthcare costs exceed stated amounts as provided under the contract, including estimates of such costs at the end of each accounting period.

On March 10, 2014, Health Choice entered into a contract with a large national insurer to serve as a management services organization (“MSO”) to Medicaid enrollees in two separate geographic areas in the state of Florida. Under this contract, which covers 97,700 Medicaid enrollees, Health Choice receives an administrative fee based upon the number of members served.

The sources of Health Choice’s premium, service and other revenue by major product line are summarized as follow:

	Nine months ended June 30,
	2015	2014
Medicaid and Medicaid MSO	85.6%	86.8%
MAPD SNP	13.2	12.8
Other	1.2	0.4

Total	100.0%	100.0%

3. Long-term debt, capital leases and other long-term obligations

Long-term debt, capital leases and other long-term obligations consists of the following (in thousands):

	June 30, 2015	September 30, 2014
Senior secured term loan facility	$979,812	$986,815
Senior Notes	846,955	846,479
Capital leases and other long-term obligations	18,433	20,506

	1,845,200	1,853,800
Less current maturities	11,985	12,690

	$1,833,215	$1,841,110

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

As of June 30, 2015 and September 30, 2014, the senior secured term loan facility balance reflects an original issue discount (“OID”) of $2.1 million and $2.6 million, respectively, which is net of accumulated amortization of $3.0 million and $2.5 million, respectively. The Senior Notes balance reflects an OID of $2.9 million and $3.5 million, respectively, which is net of accumulated amortization of $3.2 million and $2.6 million, respectively.

As of June 30, 2015 and September 30, 2014, capital leases and other obligations includes a financing obligation totaling $9.9 million and $10.4 million, respectively, resulting from the Company’s sale-leaseback transactions.

$1.325 Billion Senior Secured Credit Facilities

IASIC LLC, the operating subsidiary of the Company, is the borrower under a senior credit agreement (the “Amended and Restated Credit Agreement”) for which the Company and certain of its subsidiaries serve as guarantors. The Amended and Restated Credit Agreement provides for senior secured financing of up to $1.325 billion consisting of (1) a $1.025 billion senior secured term loan facility maturing in May 2018 and (2) a $300.0 million senior secured revolving credit facility maturing in May 2016, of which up to $150.0 million may be utilized for the issuance of letters of credit (together, the “Senior Secured Credit Facilities”). Principal under the senior secured term loan facility is due in consecutive equal quarterly installments in an aggregate annual amount equal to 1% of the principal amount of $1.007 billion outstanding as of the effective date of a repricing amendment, with the remaining balance due upon maturity of the senior secured term loan facility. The senior secured revolving credit facility does not require installment payments prior to maturity. On September 12, 2014, the Amended and Restated Credit Agreement was amended to, among other things, extend the deadline by which we must reinvest the proceeds of certain asset sales from 12 months to 24 months.

Borrowings under the senior secured term loan facility bear interest at a rate per annum equal to, at the Company’s option, either (1) a base rate (the “base rate”) determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) a one-month LIBOR rate, subject to a floor of 1.25%, plus 1.00%, in each case, plus a margin of 2.25% per annum or (2) the LIBOR rate for the interest period relevant to such borrowing, subject to a floor of 1.25%, plus a margin of 3.25% per annum. Borrowings under the senior secured revolving credit facility generally bear interest at a rate per annum equal to, at the Company’s option, either (1) the base rate plus a margin of 2.50% per annum, or (2) the LIBOR rate for the interest period relevant to such borrowing plus a margin of 3.50% per annum. In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, the Company is required to pay a commitment fee on the unutilized commitments under the senior secured revolving credit facility, as well as pay customary letter of credit fees and agency fees.

The Senior Secured Credit Facilities are unconditionally guaranteed by the Company and certain of its subsidiaries (collectively, the “Credit Facility Guarantors”) and are required to be guaranteed by all future material wholly owned subsidiaries of IASIS LLC, subject to certain exceptions. All obligations under the Amended and Restated Credit Agreement are secured, subject to certain exceptions, by substantially all of the Company’s assets and the assets of IASIS LLC and the Credit Facility Guarantors, including (1) a pledge of 100% of the equity interests of IASIS LLC and the Credit Facility Guarantors other than the Company, (2) mortgage liens on all of IASIS LLC’s material real property and that of the Credit Facility Guarantors, and (3) all proceeds of the foregoing.

The Amended and Restated Credit Agreement requires IASIS LLC to mandatorily prepay borrowings under the senior secured term loan facility with net cash proceeds of certain asset dispositions, following certain casualty events, certain borrowings or debt issuances, and from a percentage of annual excess cash flow. The Amended

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

and Restated Credit Agreement contains certain restrictive covenants, including, among other things: (1) limitations on the incurrence of debt and liens; (2) limitations on investments other than, among other exceptions, certain acquisitions that meet certain conditions; (3) limitations on the sale of assets outside of the ordinary course of business; (4) limitations on dividends and distributions; and (5) limitations on transactions with affiliates, in each case, subject to certain exceptions. The Amended and Restated Credit Agreement also contains certain customary events of default, including, without limitation, a failure to make payments under the Senior Secured Credit Facilities, cross-defaults, certain bankruptcy events and certain change of control events.

8.375% senior notes due 2019

IASIS LLC, together with its wholly owned subsidiary IASIS Capital Corporation (together, the “Issuers”), have issued $850.0 million aggregate principal amount of Senior Notes, which mature on May 15, 2019, pursuant to an indenture, dated as of May 3, 2011, among the Issuers and certain of the Issuers’ wholly owned domestic subsidiaries that guarantee the Senior Secured Credit Facilities (the “Notes Guarantors”) (the “Indenture”). The Indenture provides that the Senior Notes are general unsecured, senior obligations of the Issuers, and are unconditionally guaranteed on a senior unsecured basis by certain subsidiaries of IASIS LLC.

On October 31, 2014, the Issuers completed an asset purchase offer for up to $210.0 million aggregate principal amount of the outstanding Senior Notes. The Issuers were required to make the offer to purchase under the terms of the Indenture governing the Senior Notes using excess proceeds from certain asset dispositions. The offer to purchase was made at 100% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest, to but excluding the redemption date. Holders validly tendered $0.1 million in aggregate principal amount of the Senior Notes, all of which were accepted by the Issuers. The Company made payment to settle all validly tendered Senior Notes on November 6, 2014. At June 30, 2015, the outstanding principal balance of the Senior Notes was $849.9 million.

The Senior Notes bear interest at a rate of 8.375% per annum, payable semi-annually, in cash in arrears, on May 15 and November 15 of each year.

The Issuers may redeem the Senior Notes, in whole or in part, at any time on or after May 15, 2015, at a price equal to 104.188% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest and special interest, if any, to but excluding the redemption date. Each subsequent year the redemption price declines 2.093 percentage points until 2017, and thereafter, at which point the redemption price is equal to 100% of the aggregate principal amount of the Senior Notes plus accrued and unpaid interest and special interest, if any, to but excluding the redemption date.

The Indenture contains covenants that limit the Issuers’ (and their restricted subsidiaries’) ability to, among other things: (1) incur additional indebtedness or liens or issue disqualified stock or preferred stock; (2) pay dividends or make other distributions on, redeem or repurchase IASIS LLC’s capital stock; (3) sell certain assets; (4) make certain loans and investments; (5) enter into certain transactions with affiliates; (6) impose restrictions on the ability of a subsidiary to pay dividends or make payments or distributions to the Company and its restricted subsidiaries; and (7) consolidate, merge or sell all or substantially all of their assets. These covenants are subject to a number of important limitations and exceptions.

The Indenture also provides for events of default, which, if any of them occurs, may permit or, in certain circumstances, require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes to be due and payable immediately. If IASIS LLC experiences certain kinds of

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

changes of control, it must offer to purchase the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest and special interest, if any, to but excluding the repurchase date. Under certain circumstances, IASIS LLC will have the ability to make certain payments to facilitate a change of control transaction and to provide for the assumption of the Senior Notes by a new parent company resulting from such change of control transaction. If such change of control transaction is facilitated, the Issuers will be released from all obligations under the Indenture and the Issuers and the trustee will execute a supplemental indenture effectuating such assumption and release.

4. Interest rate swaps

In August 2011, the Company executed forward starting interest rate swaps with Citibank N.A. and Barclays Bank PLC, as counterparties, with notional amounts totaling $350.0 million, with each agreement effective March 28, 2013 and expiring between September 30, 2014 and September 30, 2016. On September 30, 2014, interest rate swaps with notional amounts totaling $50.0 million at a rate of 1.6% expired under the terms of the related agreement. Under the remaining agreements, the Company is required to make quarterly fixed rate payments at annual rates ranging from 1.9% to 2.2%. The counterparties are obligated to make quarterly floating rate payments to the Company based on the three-month LIBOR rate, each subject to a floor of 1.25%. The Company completed an assessment of these cash flow hedges during the quarters ended December 31, 2014 and 2013, and determined that these hedges were highly effective. Accordingly, no gain or loss related to these hedges has been reflected in the accompanying condensed consolidated statements of operations, and the change in fair value has been included in accumulated other comprehensive loss as a component of member’s equity. The outstanding interest rate swaps at June 30, 2015 are as follows:

Total notional amounts
Effective dates	(in thousands)
Effective from March 28, 2013 to September 30, 2015	$100,000
Effective from March 28, 2013 to September 30, 2016	$200,000

The fair value of the Company’s interest rate hedges at June 30, 2015 and September 30, 2014, reflect liability balances of $2.6 million and $3.9 million, respectively, and are included in other long-term liabilities in the accompanying condensed consolidated balance sheets. The fair value of the Company’s interest rate hedges reflects a liability because the effect of the forward LIBOR curve on future interest payments results in less interest due to the Company under the variable rate component included in the interest rate hedging agreements, as compared to the amount due the Company’s counterparties under the fixed interest rate component. Any change in the fair value of the Company’s hedging instruments are included in accumulated other comprehensive loss.

5. Goodwill

The following table presents the changes in the carrying amount of goodwill (in thousands):

	Acute care	Health choice	Total
Balance at September 30, 2014	$808,741	$5,757	$814,498
Adjustments related to acquisitions	6,003	—	6,003

Balance at June 30, 2015	$814,744	$5,757	$820,501

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

6. Accumulated other comprehensive loss

The components of accumulated other comprehensive loss, net of income taxes, are as follows (in thousands):

	June 30, 2015	September 30, 2014
Fair value of interest rate hedges	$(2,577)	$(3,895)
Income tax benefit	1,069	1,551

Accumulated other comprehensive loss	$(1,508)	$(2,344)

7. Income taxes

For the nine months ended June 30, 2015, the Company recorded income tax expense of $8.1 million, for an effective tax rate of 45.4%, compared to $7.4 million, for an effective tax rate of 599.6% in the prior year period. The change in the effective tax rate was primarily attributable to the following: (1) a decrease in compensation deduction limitations applicable to certain health insurers, which were recorded in the prior year period but to which the Company is no longer subject in the current or prior year after final regulations issued during September 2014, (2) $1.5 million of income tax expense recorded in the prior year period related to an excess of cumulative compensation deductions over realized tax benefits upon the exercise of employee stock options, and (3) the increase in net earnings from continuing operations, which lessened the rate impact of nondeductible expenses, non-controlling interests, and state income taxes (including the Texas margins tax).

8. Commitments and contingencies

Net revenue

The calculation of appropriate payments from the Medicare and Medicaid programs, including supplemental Medicaid reimbursement, as well as terms governing agreements with other third-party payors are complex and subject to interpretation. Final determination of amounts earned under the Medicare and Medicaid programs often occurs subsequent to the year in which services are rendered because of audits by the programs, rights of appeal and the application of numerous technical provisions. In the opinion of management, adequate provision has been made for adjustments that may result from such routine audits and appeals.

Professional, general and workers’ compensation liability risks

The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment and personal injuries. To cover these types of claims, the Company maintains professional and general liability insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that the Company believes to be sufficient for its operations, although, potentially, some claims may exceed the scope of coverage in effect. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. The Company is currently not a party to any such proceedings that, in the Company’s opinion, would have a material adverse effect on the Company’s business, financial condition or results of operations. The Company expenses an estimate of the costs it expects to incur under the self-insured retention exposure for professional and general liability claims using historical claims data, demographic factors, severity factors, current incident logs and other actuarial analysis. At June 30, 2015 and September 30, 2014, the Company’s professional and general liability accrual for asserted and unasserted claims totaled $63.4 million and $66.5 million, respectively, with the current portion totaling $13.3 million during the same respective periods.

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

The Company is subject to claims and legal actions in the ordinary course of business relative to workers’ compensation matters. To cover these types of claims, the Company maintains workers’ compensation insurance coverage with a self-insured retention. The Company accrues the costs of workers’ compensation claims based upon estimates derived from its claims experience.

Health Choice

Health Choice has entered into capitated contracts whereby the Plan provides healthcare services in exchange for fixed periodic and supplemental payments from AHCCCS and CMS. These services are provided regardless of the actual costs incurred to provide these services. The Plan receives reinsurance and other supplemental payments from AHCCCS to cover certain costs of healthcare services that exceed certain thresholds. The Company believes the capitated payments, together with reinsurance and other supplemental payments are sufficient to pay for the services Health Choice is obligated to deliver. As of June 30, 2015, the Company has provided performance guaranties in the form of a letter of credit totaling $57.5 million for the benefit of AHCCCS and a demand note totaling $12.0 million for the benefit of CMS to support its obligations under the Health Choice contracts to provide and pay for the healthcare services. The amount of these performance guaranties are generally based in part upon the membership in the Plan and the related capitation revenue paid to Health Choice.

Acquisitions

The Company has acquired and in the future may choose to acquire businesses with prior operating histories. Such businesses may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company has procedures designed to conform business practices to its policies following the completion of any acquisition, there can be no assurance that the Company will not become liable for previous activities of prior owners that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Other

As of August 21, 2015, the Company has reached an agreement with the U.S. Department of Justice (“DOJ”) and the Office of Inspector General of the U.S. Department of Health and Human Services (“OIG”) that fully resolves an investigation regarding propriety of Medicare coverage and reimbursement for certain of the Company’s hospitals’ Medicare claims for implantable cardioverter defibrillator (“ICD”) procedures. The government’s investigation was part of a nationwide investigation of numerous hospital operators regarding the necessity of, and billing for, implantation of certain ICD-related procedures. The Company denies allegations with respect to its hospitals’ practices in this area and the settlement is not an admission of liability. The final settlement agreement required a settlement payment in an amount that was immaterial to the Company.

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

9. Segment information

The Company’s reportable segments consist of (1) acute care hospitals and related healthcare businesses, collectively and (2) Health Choice. The following is a financial summary by business segment for the periods indicated (in thousands):

	For the Nine Months Ended June 30, 2015
	Acute Care	Health Choice	Eliminations	Consolidated
Acute care revenue before provision for bad debts	$1,668,536	$—	$—	$1,668,536
Less: Provision for bad debts	(258,175)	—	—	(258,175)

Acute care revenue	1,410,361	—	—	1,410,361
Premium, service and other revenue	—	642,298	—	642,298
Revenue between segments	12,356	—	(12,356)	—

Total revenue	1,422,717	642,298	(12,356)	2,052,659
Salaries and benefits (excludes stock-based compensation)	651,854	40,307	—	692,161
Supplies	241,230	466	—	241,696
Medical claims	—	536,862	(12,356)	524,506
Rentals and leases	54,899	2,156	—	57,055
Other operating expenses	307,868	43,494	—	351,362
Medicare and Medicaid EHR incentives	(7,685)	—	—	(7,685)

Adjusted EBITDA(1)	174,551	19,013	—	193,564
Interest expense, net	96,122	—	—	96,122
Depreciation and amortization	67,264	3,198	—	70,462
Stock-based compensation	4,937	—	—	4,937
Management fees	3,750	—	—	3,750

Earnings from continuing operations before loss on disposal of assets and income taxes	2,478	15,815	—	18,293
Loss on disposal of assets, net	(434)	—	—	(434)

Earnings from continuing operations before income taxes	$2,044	$15,815	$—	$17,859

Segment assets	$2,286,808	$398,752		$2,685,560

Capital expenditures	$104,853	$1,751		$106,604

Goodwill	$814,744	$5,757		$820,501

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

	For the nine months ended June 30, 2014
	Acute Care	Health Choice	Eliminations	Consolidated
Acute care revenue before provision for bad debts	$1,613,457	$—	$—	$1,613,457
Less: Provision for bad debts	(260,249)	—	—	(260,249)

Acute care revenue	1,353,208	—	—	1,353,208
Premium, service and other revenue	—	503,212	—	503,212
Revenue between segments	8,539	—	(8,539)	—

Total revenue	1,361,747	503,212	(8,539)	1,856,420
Salaries and benefits (excludes stock-based compensation)	630,760	23,660	—	654,420
Supplies	227,242	173	—	227,415
Medical claims	—	445,293	(8,539)	436,754
Rentals and leases	53,279	1,165	—	54,444
Other operating expenses	283,143	28,443	—	311,586
Medicare and Medicaid EHR incentives	(9,294)	—	—	(9,294)

Adjusted EBITDA(1)	176,617	4,478	—	181,095
Interest expense, net	98,300	—	—	98,300
Depreciation and amortization	67,511	3,137	—	70,648
Stock-based compensation	10,033	—	—	10,033
Management fees	3,750	—	—	3,750

Earnings (loss) from continuing operations before gain on disposal of assets and income taxes	(2,977)	1,341	—	(1,636)
Gain on disposal of assets, net	2,868	—	—	2,868

Earnings (loss) from continuing operations before income taxes	$(109)	$1,341	$—	$1,232

Segment assets	$2,315,135	$341,177		$2,656,312

Capital expenditures	$74,958	$1,126		$76,084

Goodwill	$809,828	$5,757		$815,585

(1)	Adjusted EBITDA represents net earnings (loss) from continuing operations before net interest expense, income tax expense, depreciation and amortization, stock-based compensation, net gain (loss) on disposal of assets and management fees. Management fees represent monitoring and advisory fees paid to management companies affiliated with TPG and JLL. Management routinely calculates and communicates adjusted EBITDA and believes that it is useful to investors because it is commonly used as an analytical indicator within the healthcare industry to evaluate performance, allocate resources and measure leverage capacity and debt service ability. In addition, the Company uses adjusted EBITDA as a measure of performance for its business segments and for incentive compensation purposes. Adjusted EBITDA should not be considered as a measure of financial performance under GAAP, and the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to net earnings, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the condensed consolidated financial statements as an indicator of financial performance or liquidity. Adjusted EBITDA, as presented, differs from what is defined under the Company’s Senior Secured Credit Facilities and may not be comparable to similarly titled measures of other companies.

10. Supplemental condensed consolidating financial information

The Senior Notes described in Note 3 are fully and unconditionally guaranteed on a joint and several basis by all of IASIS LLC’s existing 100% owned domestic subsidiaries, other than non-guarantor subsidiaries, which include Health Choice, the Foundation, and IASIS LLC’s non-wholly owned subsidiaries. The guarantees are subject to customary release provisions set forth in the Indenture for the Senior Notes. IASIS Healthcare Corporation is not a guarantor of the Senior Notes.

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

Summarized condensed consolidating balance sheets at June 30, 2015 and September 30, 2014, condensed consolidating statements of operations, condensed consolidating statements of comprehensive income (loss), and condensed consolidating statements of cash flows for the nine months ended June 30, 2015 and 2014, for the Company, segregating IASIS Healthcare Corporation, IASIS LLC, the subsidiary guarantors, the subsidiary non-guarantors and eliminations, are found below. Prior year amounts have been reclassified to conform to the current year presentation, including the Company’s discontinued operations.

IASIS Healthcare Corporation

Condensed consolidating balance sheet (unaudited)

June 30, 2015

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Assets

Current assets
Cash and cash equivalents	$581	$—	$273,473	$34,157	$—	$308,211
Accounts receivable, net	—	—	62,342	259,845	—	322,187
Inventories	—	—	14,403	45,285	—	59,688
Deferred income taxes	—	1,003	—	—	—	1,003
Prepaid expenses and other current assets	—	—	69,620	157,721	—	227,341

Total current assets	581	1,003	419,838	497,008	—	918,430
Property and equipment, net	—	—	260,873	606,136	—	867,009
Intercompany	—	—	(144,619)	144,619	—	—
Net investment in and advances to subsidiaries	—	2,039,816	—	—	(2,039,816)	—
Goodwill	—	7,407	65,514	747,580	—	820,501
Other intangible assets, net	—	—	8,054	12,750	—	20,804
Other assets, net	—	18,279	23,303	17,234	—	58,816

Total assets	$581	$2,066,505	$632,963	$2,025,327	$(2,039,816)	$2,685,560

Liabilities and Equity

Current liabilities
Accounts payable	$—	$—	$42,937	$77,886	$—	$120,823
Salaries and benefits payable	—	—	28,960	31,984	—	60,944
Accrued interest payable	—	9,843	(3,219)	3,219	—	9,843
Medical claims payable	—	—	—	95,678	—	95,678
Other accrued expenses and current liabilities	(4)	—	44,446	47,551	—	91,993
Current portion of long-term debt, capital leases and other long-term obligations	—	10,071	1,914	22,458	(22,458)	11,985

Total current liabilities	(4)	19,914	115,038	278,776	(22,458)	391,266
Long-term debt, capital leases and other long-term obligations	—	1,816,857	16,358	615,433	(615,433)	1,833,215
Deferred income taxes	—	107,789	—	—	—	107,789
Other long-term liabilities	(84)	2,408	108,087	1,032	—	111,443
Non-controlling interests with redemption rights	—	—	113,233	—	—	113,233
Total equity	669	119,537	280,247	1,130,086	(1,401,925)	128,614

Total liabilities and equity	$581	$2,066,505	$632,963	$2,025,327	$(2,039,816)	$2,685,560

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

IASIS Healthcare Corporation

Condensed consolidating balance sheet (unaudited)

September 30, 2014

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Assets

Current assets
Cash and cash equivalents	$559	$—	$325,555	$15,625	$—	$341,739
Accounts receivable, net	—	—	66,165	239,489	—	305,654
Inventories	—	—	13,925	43,707	—	57,632
Deferred income taxes	—	1,987	—	—	—	1,987
Prepaid expenses and other current assets	—	—	53,297	163,266	—	216,563
Assets held for sale		—	50,151	—	—	50,151

Total current assets	559	1,987	509,093	462,087	—	973,726
Property and equipment, net	—	—	232,421	594,057	—	826,478
Intercompany	—	—	(93,232)	93,232	—	—
Net investment in and advances to subsidiaries	—	2,053,712	—	—	(2,053,712)	—
Goodwill	—	7,407	62,947	744,144	—	814,498
Other intangible assets, net	—	—	8,331	15,000	—	23,331
Other assets, net	—	23,067	23,055	16,240	—	62,362

Total assets	$559	$2,086,173	$742,615	$1,924,760	$(2,053,712)	$2,700,395

Liabilities and Equity

Current liabilities
Accounts payable	$—	$—	$47,843	$80,516	$—	$128,359
Salaries and benefits payable	—	—	32,164	38,957	—	71,121
Accrued interest payable	—	28,820	(3,223)	3,223	—	28,820
Medical claims payable	—	—	—	79,449	—	79,449
Other accrued expenses and current liabilities	(5)	—	47,905	25,586	—	73,486
Current portion of long-term debt, capital leases and other long-term obligations	—	10,071	2,619	23,176	(23,176)	12,690
Liabilities held for sale	—	—	9,171	—	—	9,171

Total current liabilities	(5)	38,891	136,479	250,907	(23,176)	403,096
Long-term debt, capital leases and other long-term obligations	—	1,823,545	17,565	521,216	(521,216)	1,841,110
Deferred income taxes	—	100,499	—	—	—	100,499
Other long-term liabilities	(87)	3,233	113,466	590	—	117,202
Non-controlling interests with redemption rights	—	—	108,156	—	—	108,156
Total equity	651	120,005	366,949	1,152,047	(1,509,320)	130,332

Total liabilities and equity	$559	$2,086,173	$742,615	$1,924,760	$(2,053,712)	$2,700,395

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

IASIS Healthcare Corporation

Condensed consolidating statement of operations

For the nine months ended June 30, 2015 (unaudited)

(in thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Revenues
Acute care revenue before provision for bad debts	$—	$—	$385,815	$1,295,077	($12,356)	$1,668,536
Less: Provision for bad debts	—	—	(38,766)	(219,409)	—	(258,175)

Acute care revenue	—	—	347,049	1,075,668	(12,356)	1,410,361
Premium, service and other revenue	—	—	—	642,298	—	642,298

Total revenue	—	—	347,049	1,717,966	(12,356)	2,052,659

Costs and expenses
Salaries and benefits	—	4,937	236,135	456,026	—	697,098
Supplies	—	—	58,561	183,135	—	241,696
Medical claims	—	—	—	536,862	(12,356)	524,506
Rentals and leases	—	—	18,179	38,876	—	57,055
Other operating expenses	—	—	67,251	284,111	—	351,362
Medicare and Medicaid EHR incentives	—	—	(2,115)	(5,570)	—	(7,685)
Interest expense, net	—	96,122	—	35,866	(35,866)	96,122
Depreciation and amortization	—	—	25,828	44,634	—	70,462
Management fees	—	3,750	(27,079)	27,079	—	3,750
Equity in earnings of affiliates	—	(72,324)	—	—	72,324	—

Total costs and expenses	—	32,485	376,760	1,601,019	24,102	2,034,366
Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	—	(32,485)	(29,711)	116,947	(36,458)	18,293
Gain (loss) on disposal of assets, net	—	—	(519)	85	—	(434)

Earnings (loss) from continuing operations before income taxes	—	(32,485)	(30,230)	117,032	(36,458)	17,859
Income tax expense	—	8,111	—	—	—	8,111

Net earnings (loss) from continuing operations	—	(40,596)	(30,230)	117,032	(36,458)	9,748
Earnings (loss) from discontinued operations, net of income taxes	—	3,042	(5,264)	—	—	(2,222)

Net earnings (loss)	—	(37,554)	(35,494)	117,032	(36,458)	7,526
Net earnings attributable to non-controlling interests	—	—	(9,214)	—	—	(9,214)

Net earnings (loss) attributable to IASIS Healthcare Corporation	$—	$(37,554)	$(44,708)	$117,032	$(36,458)	$(1,688)

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

IASIS Healthcare Corporation

Condensed consolidating statement of operations

For the nine months ended June 30, 2014 (unaudited)

(in thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary Guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Revenues
Acute care revenue before provision for bad debts	$—	$—	$382,918	$1,239,078	($8,539)	$1,613,457
Less: Provision for bad debts	—	—	(50,443)	(209,806)	—	(260,249)

Acute care revenue	—	—	332,475	1,029,272	(8,539)	1,353,208
Premium, service and other revenue	—	—	—	503,212	—	503,212

Total revenue	—	—	332,475	1,532,484	(8,539)	1,856,420

Costs and expenses
Salaries and benefits	—	10,033	230,801	423,619	—	664,453
Supplies	—	—	54,488	172,927	—	227,415
Medical claims	—	—	—	445,293	(8,539)	436,754
Rentals and leases	—	—	17,809	36,635	—	54,444
Other operating expenses	—	—	59,539	252,047	—	311,586
Medicare and Medicaid EHR incentives	—	—	(2,830)	(6,464)	—	(9,294)
Interest expense, net	—	98,300	—	36,816	(36,816)	98,300
Depreciation and amortization	—	—	27,664	42,984	—	70,648
Management fees	—	3,750	(25,727)	25,727	—	3,750
Equity in earnings of affiliates	—	(59,211)	—	—	59,211	—

Total costs and expenses	—	52,872	361,744	1,429,584	13,856	1,858,056
Earnings (loss) from continuing operations before gain (loss) on disposal of assets and income taxes	—	(52,872)	(29,269)	102,900	(22,395)	(1,636)
Gain (loss) on disposal of assets, net	—	—	3,080	(212)	—	2,868

Earnings (loss) from continuing operations before income taxes	—	(52,872)	(26,189)	102,688	(22,395)	1,232
Income tax expense	—	7,387	—	—	—	7,387

Net earnings (loss) from continuing operations	—	(60,259)	(26,189)	102,688	(22,395)	(6,155)
Earnings (loss) from discontinued operations, net of income taxes	—	2,645	(8,431)	—	—	(5,786)

Net earnings (loss)	—	(57,614)	(34,620)	102,688	(22,395)	(11,941)
Net earnings attributable to non-controlling interests	—	—	(8,857)	—	—	(8,857)

Net earnings (loss) attributable to IASIS Healthcare Corporation	$—	$(57,614)	$(43,477)	$102,688	$(22,395)	$(20,798)

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

IASIS Healthcare Corporation

Condensed consolidating statement of comprehensive income (loss)

For the nine months ended June 30, 2015 (unaudited)

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Net earnings (loss)	$—	$(37,554)	$(35,494)	$117,032	$(36,458)	$7,526
Other comprehensive income
Change in fair value of highly effective interest rate hedges	—	1,318	—	—	—	1,318

Other comprehensive income before income taxes	—	1,318	—	—	—	1,318
Change in income tax expense	—	(482)	—	—	—	(482)

Other comprehensive income, net of income taxes	—	836	—	—	—	836

Comprehensive income (loss)	—	(36,718)	(35,494)	117,032	(36,458)	8,362
Net earnings attributable to non-controlling interests	—	—	(9,214)	—	—	(9,214)

Comprehensive income (loss) attributable to IASIS Healthcare Corporation	$—	$(36,718)	$(44,708)	$117,032	$(36,458)	$(852)

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

IASIS Healthcare Corporation

Condensed consolidating statement of comprehensive income (loss)

For the nine months ended June 30, 2014 (unaudited)

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated
Net earnings (loss)	$—	$(57,614)	$(34,620)	$102,688	$(22,395)	$(11,941)
Other comprehensive income
Change in fair value of highly effective interest rate hedges	—	1,179	—	—	—	1,179

Other comprehensive income before income taxes	—	1,179	—	—	—	1,179
Change in income tax expense	—	(438)	—	—	—	(438)

Other comprehensive income, net of income taxes	—	741	—	—	—	741

Comprehensive income (loss)	—	(56,873)	(34,620)	102,688	(22,395)	(11,200)
Net earnings attributable to non-controlling interests	—	—	(8,857)	—	—	(8,857)

Comprehensive income (loss) attributable to IASIS Healthcare Corporation	$—	$(56,873)	$(43,477)	$102,688	$(22,395)	$(20,057)

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

IASIS Healthcare Corporation

Condensed consolidating statement of cash flows

For the nine months ended June 30, 2015 (unaudited)

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Cash flows from operating activities
Net earnings (loss)	$—	$(37,554)	$(35,494)	$117,032	$(36,458)	$7,526
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	25,828	44,634	—	70,462
Amortization of loan costs	—	5,913	—	—	—	5,913
Amortization of deferred gain on sale-leaseback transaction	—	(1,872)	—	—	—	(1,872)
Change in physician minimum revenue guarantees	—	—	147	2,705	—	2,852
Stock-based compensation	—	4,937	—	—	—	4,937
Deferred income taxes	—	5,929	—	—	—	5,929
Income tax benefit from parent company	(6)	6	—	—	—	—
Loss (gain) on disposal of assets, net	—	—	519	(85)	—	434
Loss (earnings) from discontinued operations, net	—	(3,042)	5,264	—	—	2,222
Equity in earnings of affiliates	—	(72,324)	—	—	72,324	—
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Accounts receivable, net	—	—	1,735	(19,841)	—	(18,106)
Inventories, prepaid expenses and other current assets	—	—	(19,658)	4,380	—	(15,278)
Accounts payable, other accrued expenses and other accrued liabilities	28	(20,463)	(6,994)	19,521	—	(7,908)

Net cash provided by (used in) operating activities — continuing operations	22	(118,470)	(28,653)	168,346	35,866	57,111
Net cash provided by operating activities — discontinued operations	—	—	2,919	—	—	2,919

Net cash provided by (used in) operating activities	22	(118,470)	(25,734)	168,346	35,866	60,030

Cash flows from investing activities
Purchases of property and equipment	—	—	(56,063)	(50,541)	—	(106,604)
Cash paid for acquisitions, net	—	—	(1,280)	(10,044)	—	(11,324)
Cash received from divestiture	—	—	42,633	—	—	42,633
Proceeds from sale of assets	—	—	256	94	—	350
Change in other assets, net	—	—	(155)	(986)	—	(1,141)

Net cash used in investing activities — continuing operations	—	—	(14,609)	(61,477)	—	(76,086)
Net cash used in investing activities — discontinued operations	—	—	(341)	—	—	(341)

Net cash used in investing activities	—	—	(14,950)	(61,477)	—	(76,427)

Cash flows from financing activities
Payment of long-term debt, capital leases and other long-term obligations	—	(7,652)	(469)	(1,680)	—	(9,801)
Distributions to non-controlling interests	—	—	(6,306)	—	—	(6,306)
Cash paid for the repurchase of non-controlling interests	—	—	(1,153)	135	—	(1,018)
Change in intercompany balances with affiliates, net	—	126,122	(3,464)	(86,792)	(35,866)	—

Net cash provided by (used in) financing activities — continuing operations	—	118,470	(11,392)	(88,337)	(35,866)	(17,125)
Net cash used in financing activities — discontinued operations	—	—	(6)	—	—	(6)

Net cash provided by (used in) financing activities	—	118,470	(11,398)	(88,337)	(35,866)	(17,131)

Change in cash and cash equivalents	22	—	(52,082)	18,532	—	(33,528)
Cash and cash equivalents at beginning of period	559	—	325,555	15,625	—	341,739

Cash and cash equivalents at end of period	$581	$—	$273,473	$34,157	$—	$308,211

IASIS Healthcare Corporation

Notes to condensed consolidated financial statements (unaudited)

IASIS Healthcare Corporation

Condensed consolidating statement of cash flows

For the nine months ended June 30, 2014 (unaudited)

(In thousands)

	IASIS Healthcare Corporation	IASIS Healthcare LLC	Subsidiary guarantors	Subsidiary non-guarantors	Eliminations	Condensed consolidated

Cash flows from operating activities
Net earnings (loss)	$—	$(57,614)	$(34,620)	$102,688	$(22,395)	$(11,941)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	27,664	42,984	—	70,648
Amortization of loan costs	—	5,559	—	—	—	5,559
Amortization of deferred gain on sale-leaseback transaction	—	(1,872)	—	—	—	(1,872)
Change in physician minimum revenue guarantees	—	—	133	2,044	—	2,177
Stock-based compensation	—	10,033	—	—	—	10,033
Deferred income taxes	—	(1,015)	—	—	—	(1,015)
Income tax benefit from parent company	(5)	5	—	—	—	—
Loss (gain) on disposal of assets, net	—	–	(3,080)	212	—	(2,868)
Loss (earnings) from discontinued operations, net	—	(2,645)	8,431	—	—	5,786
Equity in earnings of affiliates	—	(59,211)	—	—	59,211	—
Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
Accounts receivable, net	—	—	(5,724)	(1,068)	—	(6,792)
Inventories, prepaid expenses and other current assets	—	—	(18,427)	(34,979)	—	(53,406)
Accounts payable, other accrued expenses and other accrued liabilities	208	(19,016)	15,007	14,561	—	10,760
Income taxes and other transaction costs payable related to sale-leaseback of real estate	—	(18,901)	(1,048)	(2,321)	—	(22,270)

Net cash provided by (used in) operating activities — continuing operations	203	(144,677)	(11,664)	124,121	36,816	4,799
Net cash used in operating activities — discontinued operations	—	—	(15,140)	—	—	(15,140)

Net cash provided by (used in) operating activities	203	(144,677)	(26,804)	124,121	36,816	(10,341)

Cash flows from investing activities
Purchases of property and equipment	—	—	(44,282)	(31,802)	—	(76,084)
Cash paid for acquisitions, net	—	—	(1,038)	—	—	(1,038)
Proceeds from sale of assets	—	—	1,495	13	—	1,508
Change in other assets, net	—	—	(3,753)	3,534	—	(219)
Other, net	—	—	(2,724)	(301)	—	(3,025)

Net cash used in investing activities — continuing operations	—	—	(50,302)	(28,556)	—	(78,858)
Net cash used in investing activities — discontinued operations	—	—	(5,242)	—	—	(5,242)

Net cash used in investing activities	—	—	(55,544)	(28,556)	—	(84,100)

Cash flows from financing activities
Payment of long-term debt, capital leases and other long-term obligations	—	(8,010)	—	(2,074)	—	(10,084)
Dividend paid to common stockholders	(115,000)	—	—	—	—	(115,000)
Distributions to non-controlling interests	—	—	(13,222)	—	—	(13,222)
Cash paid for the repurchase of non-controlling interest	—	—	(600)	—	—	(600)
Other	—	—	(1,838)	—	—	(1,838)
Change in intercompany balances with affiliates, net	—	152,687	(27,134)	(88,737)	(36,816)	—

Net cash provided by (used in) financing activities — continuing operations	(115,000)	144,677	(42,794)	(90,811)	(36,816)	(140,744)
Net cash used in financing activities — discontinued operations	—	—	(100)	—	—	(100)

Net cash provided by (used in) financing activities	(115,000)	144,677	(42,894)	(90,811)	(36,816)	(140,844)

Change in cash and cash equivalents	(114,797)	—	(125,242)	4,754	—	(235,285)
Cash and cash equivalents at beginning of period	115,356	—	430,047	8,084	—	553,487

Cash and cash equivalents at end of period	$559	$—	$304,805	$12,838	$—	$318,202

shares

IASIS Healthcare Corporation

Common stock

Preliminary Prospectus

BofA Merrill Lynch	Barclays	J.P. Morgan

Evercore ISI	Goldman, Sachs & Co.	Citigroup

BMO Capital Markets

TPG Capital BD, LLC	Baird

                    , 2015

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by the Registrant in connection with the offer and sale of the securities being registered. All amounts are estimates except the registration fee.

SEC registration fee		$11,620
FINRA filing fee		15,500
NYSE listing fee		*
Blue Sky fees and expenses		*
Transfer agent’s fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

We have also entered into indemnification agreements with certain of our directors. Such agreements generally provide for indemnification by reason of being our director, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please refer to the form of underwriting agreement filed as Exhibit 1.1 hereto.

IASIS Healthcare Corporation’s amended and restated bylaws indemnify the directors and officers to the full extent of the DGCL and also allow the Board of Directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the bylaws shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

IASIS Healthcare Corporation maintains a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses IASIS Healthcare Corporation for those losses for which IASIS Healthcare Corporation have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions.

During the year ended September 30, 2014, we granted to certain eligible participants 1,041,444 restricted stock units and options to purchase 756,000 common shares under the Amended and Restated IASIS 2004 Stock Option Plan. The weighted-average exercise price for each of the options was $13.63 per share. The restricted stock units and options were issued without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering, or Rule 701 promulgated under Section 3(b) of the Securities Act, as a transaction pursuant to a compensatory benefit plan.

In June 2014, we extended an offer to holders of certain “out-of-the-money” stock options to exchange their existing stock options for restricted stock units in a five-for-one option-for-RSU exchange. In aggregate, there were 797,272 stock options exchanged for a total of 159,464 restricted stock units. No consideration was paid to the registrant by any recipient. The replacement restricted stock units were issued without registration in reliance on the exemptions afforded by Section 3(a)(9) of the Securities Act, as an exchange by the issuer with its existing security holders without commission.

During the year ended September 30, 2013, we granted to certain eligible participants options to purchase 38,000 common shares under the Amended and Restated IASIS 2004 Stock Option Plan. The exercise price for each of these options was $40.91 per share. The options were issued without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering, or Rule 701 promulgated under Section 3(b) of the Securities Act, as a transaction pursuant to a compensatory benefit plan.

During the year ended September 30, 2012, we granted to certain eligible participants options to purchase 433,861 common shares under the Amended and Restated IASIS 2004 Stock Option Plan. The exercise price for each of these options was $45.66 per share. The options were issued without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering, or Rule 701 promulgated under Section 3(b) of the Securities Act, as a transaction pursuant to a compensatory benefit plan.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits and financial statement schedules

See Exhibit Index following the signature pages.

(b) Financial statement schedules

See the “Index to consolidated financial statements” included in the prospectus, which forms a part of this registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on August 26, 2015.

IASIS Healthcare Corporation

By:	/s/ W. Carl Whitmer
Name:	W. Carl Whitmer
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ W. Carl Whitmer W. Carl Whitmer	Director, Chief Executive Officer and President (Principal Executive Officer)	August 26, 2015

/s/ John M. Doyle John M. Doyle	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 26, 2015

* Jonathan J. Coslet	Director	August 26, 2015

* David Dupree	Director	August 26, 2015

* Thomas C. Geiser	Director	August 26, 2015

Signature	Title	Date

* Kirk E. Gorman	Director	August 26, 2015

* Todd B. Sisitsky	Director	August 26, 2015

* Paul S. Levy	Director	August 26, 2015

* Jeffrey C. Lightcap	Director	August 26, 2015

* Sharad Mansukani	Director	August 26, 2015

* David R. White	Chairman of the Board	August 26, 2015

*By:	/s/ John M. Doyle

Name:	John M. Doyle

Title:	Attorney-in-fact

Exhibit index

Exhibit no.		Description of exhibits

1.1	*	Form of Underwriting Agreement.

3.1	*	Restated Certificate of Incorporation of IASIS Healthcare Corporation.

3.2	*	Amended and Restated Bylaws of IASIS Healthcare Corporation.

4.1	*	Form of Stock Certificate.

4.2		Indenture, dated as of May 3, 2011, among IASIS Healthcare LLC, IASIS Capital Corporation, the Guarantors named therein and the Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 8.375% Senior Notes due 2019 (incorporated by reference to IASIS Healthcare LLC’s Current Report on Form 8-K filed on May 6, 2011 (Comm. File No. 333-117362)).

4.3	*	Investor Rights Agreement by and between IASIS Investment LLC and IASIS Healthcare Corporation.

5.1	*	Opinion of Ropes & Gray LLP.

10.1		Management Services Agreement dated as of June 22, 2004 by and among IASIS Healthcare LLC, Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital L.L.C., CIBC Employee Private Equity Partners (Trimaran), CIBC MB Inc., JLL Partners Inc., TPG IASIS IV LLC, TPG IASIS III LLC, TPG IASIS Co-Invest I LLC and TPG IASIS Co-Invest II LLC (incorporated by reference to Exhibit 10.26 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on July 14, 2004 (Registration No. 333-117362)).

10.2		Restatement Agreement, dated as of May 3, 2011, among IASIS Healthcare LLC, IASIS Healthcare Corporation, the lenders party thereto and Bank of America, N.A., as administrative agent and attached thereto as Exhibit A, the Amended and Restated Credit Agreement, dated as of May 3, 2011, among IASIS Healthcare LLC, IASIS Healthcare Corporation, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer and each lender from time to time party thereto (incorporated by reference to Exhibit 10.1 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on May 6, 2011 (Comm. File No. 333-117362)).

10.3		Amendment No. 1, dated as of February 20, 2013, to the Amended and Restated Credit Agreement, dated as of May 3, 2011, among IASIS Healthcare LLC, IASIS Healthcare Corporation, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer and each lender from time to time party thereto (incorporated by reference to Exhibit 10.1 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on February 25, 2013 (Comm. File No. 333-117362)).

10.4		Amendment No. 2, dated as of September 12, 2014, to the Amended and Restated Credit Agreement, dated as of May 3, 2011, among IASIS Healthcare LLC, IASIS Healthcare Corporation, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender from time to time party thereto (incorporated by reference to Exhibit 10.1 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on September 17, 2014 (Comm. File No. 333-117362)).

10.5		Contract No. between the Arizona Healthcare Cost Containment System (AHCCCS) and Health Choice Arizona, Inc., effective October 1, 2013 (referred to by the State of Arizona as “Amendment No. 1” and in this Exhibit Index as the “AHCCCS Contract” (incorporated by reference to Exhibit 10. 3 to IASIS Healthcare LLC’s Annual Report on Form 10-K filed with Commission on December 20, 2013) (Comm. File No. 333-117362)).

Exhibit no.	Description of exhibits

10.6	Amendment No. 1 to the AHCCCS Contract, effective October 1, 2013 (incorporated by reference to Exhibit 10. 4 to IASIS Healthcare LLC’s Annual Report on Form 10-K filed with Commission on December 20, 2013) (Comm. File No. 333-117362)).

10.7	Amendment No. 2 to the AHCCCS Contract, effective January 1, 2014 (incorporated by reference to Exhibit 10.5 to IASIS Healthcare LLC’s Annual Report on Form 10-K filed with Commission on December 20, 2013) (Comm. File No. 333-117362)).

10.8	Amendment No. 7 to AHCCCS Contract (reflecting cumulatively amendments Nos. 2 through 6), effective October 1, 2014 (incorporated by reference to Exhibit 10. 9 to IASIS Healthcare LLC’s Annual Report on Form 10-K dated December 8, 2014 (Comm. File No. 333-117362)).

10.9+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on July 14, 2004 (Comm. File No. 333-117362)).

10.10+	Employment Agreement, dated as of September 30, 2010, by and between IASIS Healthcare Corporation and W. Carl Whitmer (incorporated by reference to Exhibit 10.1 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on October 6, 2010 (Comm. File No. 333-117362)).

10.11+	Employment Agreement, dated September 30, 2010, by and between IASIS Healthcare Corporation and John M. Doyle (incorporated by reference to Exhibit 10.2 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on October 6, 2010 (Comm. File No. 333-117362)).

10.12+	Employment Agreement, dated October 11, 2010, by and between IASIS Healthcare Corporation and Phillip J. Mazzuca (incorporated by reference to Exhibit 10.1 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on October 15, 2010 (Comm. File No. 333-117362)).

10.13+	Employment Agreement, dated August 9, 2011, by and between IASIS Management Company and Ed Lamb (incorporated by reference to Exhibit 10.20 to IASIS Healthcare LLC’s Annual Report on Form 10-K filed with the Commission on December 21, 2012) (Comm. File No. 333-117362)).

10.14+	Employment Agreement, dated as of December 19, 2011, by and between IASIS Healthcare Corporation and Frank A. Coyle (incorporated by reference to Exhibit 10.39 to IASIS Healthcare LLC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (Comm. File No. 333-117362)).

10.15+	Employment Agreement, dated as of April 23, 2013, by and between Bryanie Swilley and IASIS Management Company (incorporated by reference to Exhibit 10.14 to IASIS Healthcare LLC’s Annual Report on Form 10-K filed with the Commission on December 20, 2013) (Comm. File No. 333-117362)).

10.16+	Form of Roll-over Option Letter Agreement (incorporated by reference to Exhibit 10.24 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on July 14, 2004 (Comm. File No. 333-117362)).

10.17+	Amended and Restated IASIS Healthcare Corporation 2004 Stock Option Plan (incorporated by reference to Exhibit 10.5 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on October 15, 2010 (Comm. File No. 333-117362)).

10.18+	Form of Management Stockholders Agreement between IASIS Healthcare Corporation and W. Carl Whitmer (incorporated by reference to Exhibit 10.28 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on July 14, 2004 (Comm. File No. 333-117362)).

Exhibit no.	Description of exhibits

10.19+	Form of Management Stockholders Agreement under IASIS Healthcare Corporation 2004 Stock Option Plan (incorporated by reference to Exhibit 10.29 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on July 14, 2004 (Comm. File No. 333-117362)).

10.20+	Form of Stock Option Grant Agreement under IASIS Healthcare Corporation 2004 Stock Option Plan (incorporated by reference to Exhibit 10.30 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on July 14, 2004 (Comm. File No. 333-117362)).

10.21+	Stock Option Award Agreement, dated October 11, 2010, by and between IASIS Healthcare Corporation and W. Carl Whitmer (incorporated by reference to Exhibit 10.3 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on October 15, 2010 (Comm. File No. 333-117362)).

10.22+	Stock Option Award Agreement, dated October 11, 2010, by and between IASIS Healthcare Corporation and John M. Doyle (incorporated by reference to Exhibit 10.4 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on October 15, 2010 (Comm. File No. 333-117362)).

10.23+	Stock Option Agreement, dated October 11, 2010, by and between IASIS Healthcare Corporation and Phillip J. Mazzuca (incorporated by reference to Exhibit 10.2 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on October 15, 2010 (Comm. File No. 333-117362)).

10.24+	Form of Restricted Stock Unit Grant Agreement under Amended and Restated IASIS Healthcare Corporation 2004 Stock Option Plan (incorporated by reference to Exhibit 10.1 to IASIS Healthcare LLC’s Current Report on Form 8-K dated May 6, 2014 (Commission File No. 333-117362)).

10.25+	Form of Stock Option Grant Agreement under Amended and Restated IASIS Healthcare Corporation 2004 Stock Option Plan—Vesting upon Change in Control (incorporated by reference to Exhibit 10.2 to IASIS Healthcare LLC’s Current Report on Form 8-K dated May 6, 2014 (Commission File No. 333-117362)).

10.26+	Form of Stock Option Grant Agreement under Amended and Restated IASIS Healthcare Corporation 2004 Stock Option Plan—Vesting upon Termination Without Cause Following Change in Control (incorporated by reference to Exhibit 10.3 to IASIS Healthcare LLC’s s Current Report on Form 8-K dated May 6, 2014 (Commission File No. 333-117362)).

10.27+	Independent Director Compensation and Restricted Share Award Agreement, dated July 1, 2014, between IASIS Healthcare Corporation and Thomas C. Geiser (incorporated by reference to Exhibit 10.30 to IASIS Healthcare LLC’s Annual Report on Form 10-K dated December 8, 2014 (Comm. File No. 333-117362)).

10.28+	Independent Director Compensation and Restricted Share Award Agreement, dated July 1, 2014, between IASIS Healthcare Corporation and Kirk Gorman (incorporated by reference to Exhibit 10.31 to IASIS Healthcare LLC’s Annual Report on Form 10-K dated December 8, 2014 (Comm. File No. 333-117362)).

10.29+	Independent Director Compensation and Restricted Share Award Agreement, dated July 1, 2014, between IASIS Healthcare Corporation and Sharad Mansukani (incorporated by reference to Exhibit 10.32 to IASIS Healthcare LLC’s Annual Report on Form 10-K dated December 8, 2014 (Comm. File No. 333-117362)).

10.30+	Form of Management Stockholders Agreement for Rollover Options (incorporated by reference to Exhibit 10.31 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on July 14, 2004 (Comm. File No. 333-117362)).

Exhibit no.	Description of exhibits

10.31+	IASIS Corporate Incentive Plan (incorporated by reference to Exhibit 10.33 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on September 29, 2004 (Comm. File No. 333-117362)).

10.32+	IASIS Market Executive Incentive Program (incorporated by reference to Exhibit 10.34 to IASIS Healthcare LLC’s Registration Statement on Form S-4 filed on September 29, 2004 (Comm. File No. 333-117362)).

10.33+	Director Compensation and Restricted Share Award Agreement, dated as of February 14, 2005, between IASIS Healthcare Corporation and Kirk Gorman (incorporated by reference to Exhibit 99.1 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on February 18, 2005 (Comm. File No. 333-117362)).

10.34+	Director Compensation and Restricted Share Award Agreement, dated as of April 14, 2005, between IASIS Healthcare Corporation and Sharad Mansukani (incorporated by reference to Exhibit 99.1 to IASIS Healthcare LLC’s Current Report on Form 8-K filed on April 20, 2005 (Comm. File No. 333-117362)).

10.35+	IASIS Healthcare Non-Qualified Deferred Compensation Program (incorporated by reference to Exhibit 10.47 to IASIS Healthcare LLC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (Comm. File No. 333-117362)).

10.36*	Form of Stockholders’ Agreement among the Company, IASIS Investment and the Sponsors.

21.1	Subsidiaries of IASIS Healthcare Corporation.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).

24.1**	Powers of Attorney.

*	To be filed by amendment

+	Management contract or compensatory plan or arrangement.

**	Previously filed.